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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 20, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Bank of N.T. Butterfield & Son Limited
(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number)	N/A (IRS Employer Identification Number)

65 Front Street
Hamilton, HM 12
Bermuda
+1 441 295 1111
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 590-9070
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Edward J. Lee, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 (212) 403-1000	John B. Meade, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As promptly as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common shares, BM$0.01(3) par value		$	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes common shares that the underwriters have the option to purchase pursuant to the option to purchase additional common shares.

(3)
The Bermuda Dollar is pegged to the US Dollar on a one-to-one basis at BM$1.00 = US$1.00.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders identified in this preliminary prospectus may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED MAY 20, 2016

The Bank of N.T. Butterfield & Son Limited

Common Shares

          The Bank of N.T. Butterfield & Son Limited (the "Bank") is offering          ordinary shares ("common shares") and the selling shareholders named in this prospectus are offering         common shares. The Bank will not receive any proceeds from the sale of the common shares by the selling shareholders. The Bank currently expects the initial offering price to be between $         and $         per common share, after giving effect to a         -to-one consolidation ("consolidation") of the common shares followed by a reduction in the par value of each common share by         from         to BM$0.01 per common share resulting in a total reduction in the authorized share capital of the Bank in the amount of          ("reduction" and together with the consolidation, referred to as the "reverse share split") that the Bank expects to effect prior to the closing of the offering.

          The common shares are listed on the Bermuda Stock Exchange under the symbol "NTB.BH." The Bank intends to apply to list the common shares on the New York Stock Exchange under the symbol "BNTB." The closing price of the common shares on the Bermuda Stock Exchange on         , 2016 was         .

          We are eligible to be treated as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements.

          Investing in the common shares involves risk. See "Risk Factors" beginning on page 27.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Price per common share		Total

Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to us before expenses	$		$
Proceeds before expenses to the selling shareholders	$		$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriters. We have agreed to reimburse the underwriters for certain expenses in connection with this offering.

          The underwriters have the option to purchase up to an aggregate of         additional common shares from the Bank and the selling shareholders at the initial public offering price less the underwriting discounts and commissions for 30 days after the date of this prospectus.

          The underwriters expect to deliver the common shares against payment in New York, New York on or about         , 2016.

Joint Book-Running Managers

Goldman, Sachs & Co.

Citigroup	Sandler O'Neill + Partners, L.P.

Prospectus dated             , 2016

          Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 and the Exchange Control Act 1972 and related regulations. In addition, the permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any "Equity Securities" of the company (which would include the common shares) are listed on an

i

"Appointed Stock Exchange" (which would include the New York Stock Exchange). In granting the general permission, the BMA does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.

          We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters and the selling shareholders have not, authorized anyone to provide you with different information, and we, the underwriters and the selling shareholders take no responsibility for any other information others may give you. We are not, and the underwriters and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

EXPLANATORY NOTE

          In this prospectus, unless the context indicates otherwise, the term:

  •
  "Bank" refers to:

  •
  The Bank of N.T. Butterfield & Son Limited;

  •
  "BMA" refers to:

  •
  The Bermuda Monetary Authority;

  •
  "Board" refers to:

  •
  The board of directors of the Bank;

  •
  "common shares" refers to:

  •
  the ordinary shares of par value BM$ 0.01 each in the Bank;

  •
  "preference shares" refers to:

  •
  the 8.00% non-cumulative perpetual limited voting preference shares of par value $ 0.01 each in the Bank;

  •
  "Principal Shareholders" refers to:

  •
  Carlyle Global Financial Services Partners LP;

  •
  Wellcome Trust Investments;

  •
  Ithan Creek Master Investors (Cayman) L.P;

  •
  Rosebowl Western Ltd;

  •
  Palmar Limited;

  •
  Government of Bermuda Contributory Pension Plans; and

  •
  Wyndham Holdings, Inc.

  •
  "selling shareholders" refers to:

  •
               ; and

  •
               ;

  •
  "we," "our," "us" and "the Group" refer to:

  •
  the Bank and its consolidated subsidiaries.

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

          In this prospectus, references to "BMD," "BM$," or "Bermuda Dollars" are to the lawful currency of Bermuda, and "USD," "US$," "$" and "US Dollars" are to the lawful currency of the United States of America. The Bermuda Dollar is pegged to the US Dollar on a one-to-one basis and therefore, for all periods presented, BM$1.00 = US$1.00.

          Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

          Our consolidated financial statements as of and for the years ended December 31, 2015 and 2014 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this prospectus and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). We believe that the non-GAAP measures included in this prospectus provide valuable information to readers because they enable the reader to identify the financial measures we use to track the performance of our business and guide management. Furthermore, these measures provide readers with valuable information regarding our core activities, which allows for a more meaningful evaluation of relevant trends when considered in conjunction with measures calculated in accordance with US GAAP. Non-GAAP measures used in this prospectus are not a substitute for US GAAP measures and readers should consider the US GAAP measures as well. For more information on non-GAAP measures, including a reconciliation to the most directly comparable US GAAP financial measures, see "Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures."

          The Bank expects to effect the reverse share split prior to the closing of the offering. No fractional common shares will be issued in connection with the reverse share split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding share options and warrants will be adjusted on the same basis and exercise prices will be adjusted accordingly. All information presented in this prospectus has been adjusted to reflect the reverse share split and, unless otherwise indicated, all such amounts and corresponding common share price and per share price data set forth in this prospectus have been adjusted to give effect to the reverse share split.

INDUSTRY AND MARKET DATA

          Some of the discussion contained in this prospectus relies on certain market and industry data obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications and third-party forecasts in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

TRADEMARKS AND SERVICE MARKS

          We own or have rights to trademarks and service marks for use in connection with the operation of our business, including, but not limited to, the word Butterfield. All other trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND
A FOREIGN PRIVATE ISSUER

          As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

  •
  we may provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to foreign private issuers and emerging growth companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and

  •
  we are not required to seek a nonbinding advisory vote on executive compensation or golden parachute arrangements.

          We have elected to take advantage of the scaled disclosure requirements and other relief described above in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (1) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (2) the end of the fiscal year following the fifth anniversary of the completion of this offering, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt and (4) the end of the fiscal year, after we have been subject to the requirements of Section 13(a) or 15(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of 12 calendar months and have filed at least one annual report pursuant to those sections, in which the market value of the Bank's equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year.

          In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We do not intend to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

          Upon consummation of this offering, we will report under the Exchange Act, as a non-US company with foreign private issuer status. As a foreign private issuer, we may take advantage of certain provisions of the NYSE corporate governance rules that allow us to follow Bermuda law for certain corporate governance matters. See "Management — Foreign Private Issuer Status." Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign

v

private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

  •
  Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

          We will, however, be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases related to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you, were you investing in a US domestic issuer.

PROSPECTUS SUMMARY

          This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the common shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and our financial statements and the related notes included elsewhere in this prospectus, before deciding to buy the common shares. See "Explanatory Note" on page iii of this prospectus for use of certain terms used herein.

Overview

          We are a full service community bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through six geographic segments: Bermuda, the Cayman Islands, Guernsey, The Bahamas, Switzerland, and the United Kingdom. We offer community banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer both community banking and wealth management. In our Guernsey, Bahamas, and Switzerland segments, we offer wealth management. In our United Kingdom segment, we offer residential property lending.

          For the year ended December 31, 2015, we generated $379.5 million in net revenue before provision for credit losses and other gains/losses ("Net Revenue"), with 54% from our Bermuda segment, 28% from our Cayman Islands segment, 11% from our Guernsey segment, 5% from our United Kingdom segment, and 1% from each of our Bahamas and Switzerland segments. As of December 31, 2015, we had $10.3 billion in total assets, $4.0 billion in loans, $9.2 billion in customer deposits, $81.8 billion of assets under administration ("AUA"), and $3.6 billion of assets under management ("AUM").

          In our Bermuda and Cayman Islands segments, our community bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit card suite, merchant acquiring, mobile / online banking, and cash management. With seven branches and 46 ATMs, we have a 39% Bermudian Dollar ("BMD") deposit market share in Bermuda and a 35% local deposit market share in the Cayman Islands as of December 31, 2015 based on data from the BMA and the Cayman Islands Monetary Authority ("CIMA"), respectively. We were named "Bermuda Bank of the Year" and "Cayman Bank of the Year" in 2013, 2014, and 2015 by The Banker and "Best Developed Market Bank in Bermuda" by Global Finance in 2015 and 2016.

          In all of our segments except the United Kingdom, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management. The wealth management business has received a number of industry awards from Euromoney, the Society of Trust and Estate Practitioners ("STEP"), Citiwealth, PWM/The Banker, and Global Finance, including "Trust Company of the Year" at the STEP Private Client Awards in 2015 and "Best Private Bank 2015, Bermuda" by both PWM/The Banker and Global Finance in 2015.

          The trust business line, which utilizes specialists in each of our geographic areas, meets client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets, and art. As of December 31, 2015, trust AUA totaled $81.8 billion. Our recent acquisition of HSBC's Bermuda trust business increased our trust AUA to over $100 billion.

          Our private banking business line offers access to a suite of services that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Guernsey segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with immediate access to their account information through the use of internet banking. Our target market is comprised of high net worth individuals, trusts, and family offices. As of December 31, 2015, total deposits and loans in our private banking business were $1.2 billion and $620 million, respectively.(1)

          Our asset management business line provides a broad range of portfolio management services to institutional and private clients. Our target client base includes institutions such as pension funds and captive insurance companies with investable assets over $10 million and private clients such as high net worth individuals, families, and trusts with investable assets over $1 million. Our principal services include discretionary investment management, managed portfolio services, money market, and mutual fund offerings. We also offer advisory and self-directed brokerage options. Over 90% of the business's discretionary investment mandates call for balanced growth to conservative allocations. We focus on delivery of reasonable appreciation with an emphasis on capital preservation. The Bank relies on well-recognized and leading third parties to provide research and investment management expertise, while our own services are concentrated on portfolio construction and managing client relationships. We also provide customized reporting to meet specific needs of our major clients. As of December 31, 2015 our asset management AUM were $3.6 billion.

          Since 2011, we have grown core return on average tangible common equity ("Core ROATCE") every year.(2) These results were achieved despite a low interest rate environment. We attribute this financial performance to our strong market position in community banking across our Bermuda and Cayman Islands segments, strong operating discipline, conservative balance sheet deployment, and ability to grow our award-winning wealth management business. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our company. We aim to continue to build excess capital in the future, which we can continue to redeploy into growing the business and returning capital to shareholders.

          The following charts show the trajectory of our performance from 2011 to 2015:

(1)
Excludes the balances held, managed, or administered by the deposit-taking and investment management and custody business of Butterfield Bank (UK) Limited, which is being wound down and is anticipated to be closed by the end of 2016.

(2)
Core ROATCE is a non-GAAP financial measure that is calculated by dividing core earnings to common shareholders by average tangible common equity. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures."

(3)
Core Earnings to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be core to the operations of our business and deducting dividends payable to preferred shareholders. For a reconciliation of Core Earnings to Common to GAAP net income attributable to common shareholders, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(4)
Core earnings per common share fully diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by weighted average shares outstanding. For a reconciliation of Core earnings per common share fully diluted to GAAP earnings per share, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

Our History

          Our origins trace back to 1758, to the founding of the trading firm of Nathaniel Butterfield. In 1858, our company was established as a bank in Bermuda and has been instrumental to the local economy ever since. The bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international business began contributing substantially to Bermuda's economy, we developed services to meet their needs. In 1967, we opened offices in the Cayman

Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to Sterling after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we have a long history of innovating financial services on the island: we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1998, we listed on the Bermuda Stock Exchange under the ticker NTB.BH.

          In 2008 and 2009, as a result of the global financial crisis, we realized losses attributable primarily to US non-agency mortgage backed securities in our investment portfolio, as well as write-downs on local market hospitality loans. To raise capital to offset these losses, the Bank executed a $200 million preference share offering in June 2009. In 2009 and 2010, we implemented a comprehensive restructuring plan for the Company: we hired a new management team, de-risked our balance sheet, and raised $550 million of common equity from a group of investors that included The Carlyle Group and CIBC, as well as existing shareholders. As part of the transaction, we launched a rights offering of $130 million on April 12, 2010, so as to allow the pre-transaction shareholders to participate in the recapitalization of the Company. The rights offering, which closed on May 12, 2010, was fully subscribed to, and the proceeds were used to repurchase shares from the recapitalization investors. As a result, the recapitalization investors' total investment was reduced to $420 million.

          Since our restructuring, we have pursued a strategy to focus on our core strengths in community banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exits of non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have significantly improved our financial results including growing Core Earnings to Common every year since 2011 and have been able to initiate a capital return policy for investors. The following items were key steps in executing our strategy:

  •
  In 2010, we sold our operations in Hong Kong and Malta, and in 2012, we sold our operations in Barbados as they were no longer consistent with our strategy.

  •
  In 2010, we sold $820 million of asset-backed securities to cleanse our investment portfolio.

  •
  In 2013, we implemented an annual cash dividend of $0.04 per year plus a $0.01 per year special dividend.

  •
  In 2014, we completed two acquisitions, which allowed us to both expand and complement our existing business lines: Legis Group Holdings' Guernsey-based trust and corporate services business as well as a significant portion of HSBC's corporate and retail banking business in the Cayman Islands.

  •
  In April 2015, Canadian Imperial Bank of Commerce ("CIBC") sold its 19% ownership stake. We repurchased and retired 80 million shares for a total of $120 million, and The Carlyle Group purchased CIBC's remaining 23 million shares and subsequently sold them to other existing investors.

  •
  In December 2015, we repositioned our balance sheet to better match the duration of our assets and liabilities and to reclassify a portion of our Available for Sale ("AFS") portfolio to Held to Maturity ("HTM").

  •
  In February 2016, we commenced an orderly wind-down ("OWD") of our UK operations. We intend to exit our private banking and asset management operations in our UK segment, but retain our UK high net worth mortgage lending business. The OWD is expected to be completed by the end of 2016 and to release capital that we intend to invest in other areas of our business. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

  •
  In April 2016, we completed an acquisition of HSBC's Bermuda trust business and private banking investment management operations that added $1.6 billion of deposits to our balance sheet. As part of the transaction, HSBC also entered into an agreement to refer its existing private banking clients to Butterfield.

Our Markets

          Our two largest segments are Bermuda and the Cayman Islands. As of December 31, 2015, 50% of our total assets were held by our Bermuda segment and 32% by our Cayman Islands segment. Bermuda is our largest jurisdiction by number of employees, and we are the country's largest independent bank. In both segments, we have a retail banking, corporate banking, and wealth management presence. In three of our other four segments, we provide wealth management including trust, private banking, and asset management for our global client base. As of December 31, 2015, our Bermuda segment had $5.1 billion of assets and $2.1 billion of AUM, and our Cayman Islands segment had $3.3 billion of assets and $0.9 billion of AUM.

          The chart below provides the geographic distribution of our Net Revenue for the 12 months ended December 31, 2015.

          Bermuda is a leading international financial center and a global hub for the property & casualty reinsurance industry. According to a 2015 report from the Federal Insurance Office of the US Department of the Treasury, Bermuda is the domicile for 15 of the world's 40 largest reinsurance groups and accounts for 11% of global reinsurance premiums written and 15% of global property & casualty reinsurance premiums written. Bermuda is also a hub for the captive insurance market, with approximately 750 captive insurers according to a 2015 report by the Bermuda Monetary Authority. Home to a population of approximately 66,000, the country had the second highest gross domestic product ("GDP") per capita income in the world in 2015 at approximately $92,500 and a nominal GDP of $5.7 billion according to The Economist.

          The Cayman Islands is the leading domicile for hedge funds globally. As of March 2016, there were 10,965 funds registered in the Cayman Islands with 107 fund administrators according to CIMA. We hold business relationships with approximately 650 funds, fund administrators, and related entities. Home to a population of approximately 59,000, the country had a 2015 GDP per capita of approximately $59,400 and a nominal GDP of $3.6 billion according to The Economist.

          The table below highlights the relative position of Bermuda and the Cayman Islands compared to the US and UK based on several macroeconomic factors:

Comparison of Selected 2015 Macroeconomic Indicators(1)

	Bermuda	Cayman Islands	USA	UK

GDP per Capita ($000's)	$92.5	$59.4	$55.9	$44.2
Unemployment	7.0%	4.2%	5.3%	5.4%
Consumer Price Inflation	1.4%	(2.9)%	0.1%	0.1%

(1)
Source: The Economist, 2015 Bermuda Labour Force Survey Executive Report, and The Cayman Islands' Labour Force Survey Report Fall 2015

          The international trust market is primarily concentrated in select jurisdictions, including Bermuda, the Cayman Islands, Guernsey, Hong Kong, Jersey, Singapore, and Switzerland. The leading international trust law firms serve as key introducers of clients to Butterfield and are the primary source of new business. Trust clients often hold assets that are international in nature, and as a result, performance of trust businesses is not generally linked to performance of the domestic economies where clients are served.

          The private banking market in Bermuda, the Cayman Islands, and Guernsey is composed largely of resident high net worth individuals meeting minimum deposit and/or loan thresholds. Clients are introduced to the private bank through Butterfield's retail banking operation upon reaching the appropriate deposit or loan threshold, Butterfield's trust and asset management arms, as well as through external introducers. Although locally based, private banking clients often hold international assets, and as a result, business performance is not necessarily correlated to the domestic economies where clients are served.

          Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As of December 31, 2015, 59% of our AUM was in Bermuda, 24% was in the Cayman Islands, 11% was in Guernsey, and 6% was in the United Kingdom, which we are exiting as part of our OWD. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our Competitive Strengths

Strong Leadership with Deep Knowledge of Our Domestic and International Markets

          Our management team has extensive and varied experience managing banking and financial services firms. We believe that our management team's reputation and performance track record gives us an advantage in executing our organic growth and acquisition strategies.

Name	Title	Joined Butterfield	Prior Experience	Years of Experience

Michael Collins	Chief Executive Officer	2009	COO of HSBC Bermuda	30
Michael Schrum	Chief Financial Officer	2015	CFO of HSBC Bermuda	21
Daniel Frumkin	Chief Risk Officer	2010	CRO of Retail Banking at RBS	29
Robert Moore	Head of Trust	1997	Senior Manager of International Private Banking with Lloyds	37
Michael Neff	Head of Asset Management	2011	Global Head of Wealth Management at RiskMetrics	28

          In addition to his role as CEO, Michael Collins serves as a member of our Board of Directors. Barclay Simmons, our Non-Executive Chairman since 2015, joined Butterfield's Board of Directors in 2011 and was named Vice Chairman in 2012. We have eight additional non-executive directors, who bring to the Bank a diverse array of experiences in the financial services industry from across the globe.

Leading Community Bank in Highly Affluent Markets

          We are a leading community bank in Bermuda with a 39% market share in BMD deposits and a 36% market share in BMD loans, respectively, as of December 31, 2015 (Source: BMA). In the Cayman Islands, we have a 35% market share in local deposits and a 25% market share in local mortgages as of December 31, 2015 (Source: CIMA). Our market share, scale, history, and brand in Bermuda and the Cayman Islands have enabled us to achieve our strategic objectives, including attaining significant economies of scale, lending at attractive margins, attracting low cost deposits, and growing our wealth management business, all of which have driven our earnings and profitability growth.

Sticky Deposit Base

          Our relationship-driven business model has allowed us to develop a sticky deposit base with historically low funding costs. From 2011 to 2015, customer deposits have grown at a compound annual growth rate ("CAGR") of approximately 7% in Bermuda and 15% in the Cayman Islands, taking into account the HSBC Cayman acquisition in November 2014 that added $500 million of new deposits. In April 2016, our acquisition of HSBC's Bermuda trust business and private banking investment management operations added $1.6 billion of new deposits. As of December 31, 2015, we had $9.2 billion in deposits at a cost of 0.21%, of which 20% were non-interest bearing demand deposits, 63% were interest bearing demand deposits with a weighted-average cost of 0.10%, and 17% were term deposits with a weighted-average cost of 0.76% and an average maturity of 126 days. We believe the deposit markets in Bermuda and the Cayman Islands have significant barriers to entry, which we expect will allow us to continue to benefit from favorable deposit pricing.

          The following chart shows customer deposit trends for 2011 to 2015:

Conservatively Managed, Attractive Asset Portfolio

          Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as of December 31, 2015:

          As of December 31, 2015, 22% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, certificates of deposits, and treasury bills with a maturity less than three months.

          In addition to maintaining a large cash balance, we also have a large securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 74% of our portfolio was invested in securities guaranteed by the US government. Our investment strategy aims to align the interest rate risk profile of our assets and liabilities — as of December 31, 2015, the average duration of our investment portfolio was 3.3 years.

          The following charts show the composition of our investment portfolio by asset type and rating as of December 31, 2015:

          The domestic lending markets in Bermuda and the Cayman Islands have a limited number of participants and significant barriers to entry. We have generated attractive yields from our loan portfolio (on December 31, 2015, our effective yield on total loans was 4.57%, which we believe is consistent with other firms that compete in our markets) while maintaining disciplined underwriting standards. Our underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2015, net charge-offs represented 0.1% of average loans. As of December 31, 2015, our non-accrual loan balance was $65.3 million, or 1.6% of total loans, and 89% of our loans past due were full recourse residential mortgages. As of December 31, 2015, our loan portfolio consisted of 94% floating-rate loans and 6% fixed-rate loans.

          The following charts show the segment and asset compositions of our loan portfolio as of December 31, 2015:

          We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our securities and loans. In addition, a significant portion of our deposits are non-interest bearing (20% as of December 31, 2015), and as a result, a portion of our funding is insensitive to rising rates. The following chart summarizes the expected impact to net interest income from our securities investment portfolio in various parallel yield curve shifts as a percentage of our 2015 net interest income before provision for credit losses, as of December 31, 2015:

Balanced and Highly Visible Sources of Non-Interest Income

          Our product offerings have enabled us to generate balanced sources of non-interest income from a well-diversified customer base. Our non-interest income is evenly split between community banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our community banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is primarily driven by the size of our clients' assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the economies of our local markets. In 2015, non-interest income represented 37% of our total Net Revenue and contributed materially to the Company's high return on equity and excess capital generation as limited capital is required for our fee income business.

          The following chart shows our various sources of non-interest income for the 12 months ended December 31, 2015:

(1)
Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Proven Acquisition Capabilities and Successful Integration Track Record

          We are well-positioned as an acquirer of certain businesses, primarily in wealth management. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions that have faced operating issues requiring them to simplify their businesses. We consider a wide range of potential acquisition opportunities, with our recent focus being primarily on the private trust business where we have expertise, scale and a strong brand.

          In 2014, we completed two acquisitions that allowed us to both expand and complement our existing businesses: In April 2014, we completed the acquisition of Legis Group's Guernsey-based trust and corporate services business. The transaction enhanced the scale of our international trust capabilities and fortified our position as a leading player in Guernsey. In November 2014, we acquired select deposits and loans in the Cayman Islands from HSBC. At close, the transaction added approximately $0.5 billion of customer deposits with an average cost of 0.12%, and $144 million of loans.

          In April 2016, we acquired HSBC's Bermuda trust business and private banking investment management operations. HSBC also entered into an agreement to refer its existing private banking clients to Butterfield. This acquisition added over $18.9 billion of AUA, $1.3 billion of AUM, and $1.6 billion of deposits.

Our Strategy

          Butterfield is both a leading community banking business in Bermuda and the Cayman Islands and a growing, award-winning, and international wealth management business with operations in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland. Our strategy focuses on maintaining our leading community banking position in Bermuda and the Cayman Islands while continuing to grow scale in our wealth management business across our core geographies. The key components of our strategic plan are:

Community Banking

Leverage our Leading Market Position

          We seek to remain a leading bank in Bermuda and the Cayman Islands in terms of local deposit and lending market share by continuing to provide excellent service, employ a high-quality work force, and offer a competitive product suite to our customers.

Continue to Improve Operating Efficiency

          Our community banking business operates in geographies with high operational costs. We carefully manage our cost structure to improve efficiency through the deployment of technology and continuous process improvement. We expect continued investments in core banking systems in Bermuda and the Cayman Islands, upgrades in Guernsey, development of our group service center, and expansion of electronic channels in Bermuda and the Cayman Islands to result in improved operational efficiency.

Wealth Management

Leverage Relationships with Key Introducers

          We have over 70 years of experience providing sophisticated trust services and an award-winning brand that was named 2015 "Trust Company of the Year" by STEP. We believe that our reputation and expertise are well-recognized by industry insiders, including the leading international trust law firms. These firms act as a key source of new business for trust services. We plan to leverage our relationships with key introducers to continue to grow our company and build our brand, as well as invest in the further development of our technical expertise and multi-jurisdictional offering. Our recent trust acquisitions have grown the size and reach of our business. As we continue to grow through organic and inorganic means, we believe that our business will increasingly benefit from referrals by key introducers.

Utilize Multi-Jurisdictional Offerings to Attract Client Base

          We seek to take advantage of our presence, seasoned trust officers, and product offerings in key international financial centers in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland to attract our target client base. International trust law varies across different jurisdictions, and our multi-jurisdictional presence enables us to cater to a variety of client preferences from a geographical perspective. In recent years, we have experienced increased demand for trust services from our European, Asian, Latin American, and Middle Eastern clients. We view our trust business line as an opportunity for further growth.

Emphasize Strong Client Relationships

          Our primary focus is to build strong client relationships using our knowledge of the local market and combining our banking and wealth management services to meet the financial needs of our customers. We believe our experience in building strong, long-term client relationships in our wealth management business will enable us to retain our existing clients and attract additional trust, private banking, and asset management business from them, as well as receive referrals to potential new clients. Our wealth management business also benefits from the strong relationships we have in our community banking business, which sources customers to it.

Expand Revenues from Client Relationships Across Our Wealth Management Services

          We believe that there is an opportunity to increase the revenues generated from client relationships across our wealth management business lines. For example, we seek to create personal banking and wealth management relationships with the professionals for whom we provide corporate banking services. In addition, trust relationships, which are very long lived, can present opportunities for use of other Butterfield services at different stages of a trust's lifecycle or to meet needs of family members outside the trust itself.

          Client relationships from our recent acquisitions represent another area of opportunity to expand Butterfield services and products for high net worth customers and certain corporate and institutional clients. Through the acquisition of HSBC's Bermuda trust business and private banking investment management operations, we migrated 285 new relationships and $1.6 billion of deposits onto our platform.

Improve Operational Efficiency

          We continue to identify areas where we can improve cost efficiency without impacting our quality of client service. Past initiatives have included implementation of one global Trust Administration system across segments, implementation of a new custody system, consolidation of our trading operations, and reduction in our fund administration expenses through consolidation. We plan to realize incremental cost efficiencies by further rationalizing our platform across geographies including the use of our group service center.

Pursue Prudent Acquisitions to Increase Scale

          We intend to continue pursuing acquisitions aligned with existing business operations, in particular to increase the scale of our trust business line. The fragmented nature of the market, with approximately 500 trust companies operating in key international financial centers, and recent sales of subsidiaries by several international financial institutions have created a favorable environment for companies with the resources and expertise to act as effective consolidators. We believe that our management team has developed a rigorous approach for conducting due diligence and efficiently integrating acquired businesses to meet our internal financial hurdles. In addition, we may consider acquiring other wealth management businesses, including private banking businesses. We plan to continue to opportunistically analyze potential acquisitions as a means of capital deployment.

Corporate Information

          Our principal executive offices are located at 65 Front Street, Hamilton, Bermuda and our telephone number is (441) 295-1111. We maintain a website at www.butterfieldgroup.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this prospectus.

Summary Risk Factors

          An investment in the common shares involves a high degree of risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in the common shares. Among these important risks are the following:

  •
  Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings.

  •
  Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors.

  •
  A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.

  •
  The value of the securities in our investment portfolio may decline in the future.

  •
  Fluctuations in interest rates and inflation may negatively impact our net interest margin and our profitability.

  •
  We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected.

  •
  We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and community banking clients at current levels.

  •
  We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of the Board, which could adversely affect our business;

  •
  Our controls and procedures may fail or be circumvented, which could have an adverse impact on our business, financial condition or results of operations.

  •
  Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.

  •
  Our international business model exposes us to different and possibly conflicting regulatory schemes across multiple jurisdictions.

  •
  US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.

  •
  Fulfilling public company financial reporting and other regulatory obligations in the United States will be expensive, time-consuming and may strain our resources.

  •
  Legal and regulatory changes could have a negative impact on our business, financial condition or results of operations.

  •
  No prior public market exists for the common shares in the United States or elsewhere outside Bermuda, and one may not develop.

  •
  Provisions of Bermuda law and our bye-laws could adversely affect your rights as a holder of the common shares or prevent or delay a change in control.

  •
  Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

 THE OFFERING

          The Bank expects to effect the reverse share split of the common shares of         -to-one prior to the closing of the offering. No fractional common shares will be issued in connection with the reverse share split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding share options and warrants will be adjusted on the same basis and exercise prices will be adjusted accordingly. All information presented in this prospectus has been adjusted to reflect the reverse share split and, unless otherwise indicated, all such amounts and corresponding common share price and per share price data set forth in this prospectus have been adjusted to give effect to the planned reverse share split.

Common shares offered by the Bank	common shares.
Common shares offered by the selling shareholders	common shares.
Option to purchase additional common shares	The Bank and the selling shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional common shares in the aggregate.
Share capital to be issued and outstanding immediately after this offering	common shares (or common shares if the underwriters exercise their option to purchase additional common shares in full) and preference shares.
Voting rights	The common shares have one voting right per share. See "Description of Share Capital."
Use of proceeds

We estimate that the net proceeds from the sale of common shares by the Bank will be approximately $          million (or $          million, if the underwriters exercise their option to purchase additional common shares in full), at an assumed initial public offering price of $         per common share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes. See "Use of Proceeds."

We will not receive any of the proceeds from the sale of common shares by the selling shareholders.
Dividend policy	Following this offering, we intend to pay cash dividends on the common shares at an initial amount of approximately $ per share.

Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of the Board and such dividends may be declared and paid by the Board only out of assets legally available therefor. In determining the amount of any future dividends, the Board may take into account: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to the Bank's shareholders; (5) general economic and business conditions; (6) restrictions applicable to the Bank and its subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

On June 22, 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares of par value $0.01 each. The issuance price was $1,000 per share. The preference share liquidation preference of $1,000 per preference share and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiration of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank may redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time. Holders of preference shares will be entitled to receive, on each preference share only when, as and if declared by the Board, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of $1,000 per preference share payable quarterly in arrears.

See "Risk Factors — Risks Relating to the Common Shares — Holders of our common shares may not receive dividends" and "Dividend Policy."
Pre-emptive Rights	Holders of the common shares, including prospective purchasers in the offering, do not and, upon completion of the offering, will not have any pre-emptive rights.

Listing

The common shares currently trade on the Bermuda Stock Exchange (the "BSX") under the symbol "NTB.BH." The closing price of the common shares on the BSX on       , 2016 was       , which has not been adjusted to reflect the         -to-one reverse share split of the common shares.

The Bank intends to apply to list the common shares on the New York Stock Exchange ("NYSE"), under the symbol "BNTB," which will be the primary listing of the common shares. In addition, the Bank will maintain a secondary listing of the common shares on the BSX.

Lock-up

The Bank has agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any of the Bank's common shares, subject to certain exceptions, for the         -day period following the date of this prospectus, without the prior consent of certain of the underwriters. The members of the Board and senior management and certain of our shareholders have entered into similar lock-up agreements with the underwriters. Certain of the underwriters may, at any time, release the Bank, such shareholders or any of the members of the Board and senior management from these lock-up restrictions.

Risk Factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the common shares.

          Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

  •
  the         -to-one reverse share split;

  •
  the issuance of         common shares under our 1997 Stock Option Plan for Employees or 2010 Omnibus Incentive Plan.

          Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional         common shares in the aggregate from the Bank or the selling shareholders, and assumes that the common shares to be sold in this offering are sold at         per common share, which is the midpoint of the price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

Consolidated Financial Information

          The following tables present our selected consolidated financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, and as of and for the three-months ended March 31, 2016 and 2015. Our consolidated financial information for the years ended December 31, 2015 and 2014 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our consolidated financial information as of and for the three-months ended March 31, 2016 and 2015 has been derived from, and should be read together with, our unaudited consolidated interim financial statements and the accompanying notes included elsewhere in this prospectus. The financial information provided as of and for the three-months ended March 31, 2016 and 2015 is provided as supplemental information as it was previously published by the Bank. No management discussion and analysis is provided for the three-months ended March 31, 2016 and 2015 because the Bank has not published such information.

          Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following data should be read in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Statement of Operations Data

	For the three-months ended March 31,		For the year ended December 31,

(in millions of $, unless indicated otherwise)	2016	2015	2015	2014	2013	2012	2011

Total interest income	67.0	65.2	262.6	265.1	253.2	244.8	241.5
Total interest expense	4.6	6.4	23.3	26.6	29.4	33.1	39.2

Net interest income before provisions for credit losses	62.3	58.8	239.3	238.5	223.8	211.7	202.2
Provisions for credit losses	0.3	(0.2)	(5.7)	(8.0)	(14.8)	(14.2)	(13.2)

Net interest income after provisions for credit losses	62.7	58.6	233.5	230.4	209.0	197.5	189.1
Total non-interest income	34.5	34.1	140.2	134.8	126.0	128.5	132.3
Total other gains (losses)	(0.2)	1.0	(9.4)	15.7	(8.8)	(26.4)	11.2

Total net revenue	97.0	93.7	364.3	381.0	326.2	299.7	332.7
Total non-interest expense	69.9	65.5	285.2	273.0	262.6	274.9	286.6

Net income before income taxes from continuing operations	27.0	28.2	79.0	108.0	63.5	24.8	46.1
Income tax (expense) benefit	(0.3)	(0.2)	(1.3)	0.2	(0.9)	(5.9)	0.3

Net income from continuing operations	26.8	28.0	77.7	108.2	62.6	18.9	46.4

Net income(1)	26.8	28.0	77.7	108.2	62.6	26.5	47.5

Net income to common shareholders	22.7	23.9	61.2	91.7	45.6	8.5	26.2

Earnings per common share from continuing operations (in US$)(2)
Basic	0.05	0.04	0.13	0.17	0.08	0.01	0.05
Diluted(3)	0.05	0.04	0.12	0.16	0.08	0.01	0.05

Cash Dividends declared per common share (in BM$)	0.01	0.02	0.05	0.05	0.07	0.00	0.00

Dividends declared per preference share (in US$)	20.00	20.00	80.00	80.00	80.00	80.00	80.00

(1)
Net income (loss) attributable to our Barbados operations that were reported as discontinued operations in 2012 amounted to $7.6 million in 2012 and $1.1 million in 2011.

(2)
Figures reflect the reverse share split that the Bank expects to effect prior to the completion of the offering. For more information, see "Description of Share Capital — Common Shares — Reverse Share Split."

(3)
Reflects only "in the money" options and warrants to purchase the Bank's common shares as well as certain unvested share awards, which have a dilutive effect. Warrants issued to the government of Bermuda in exchange for the government's guarantee of the preference shares are not included in the computation of earnings per share because the exercise price was greater than the average market price of the Bank's common shares for the relevant periods. Only share awards and options for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive, and therefore, included in the computation of diluted earnings per share.

Balance Sheet Data

	As of March 31,	As of December 31,

(in millions of $)	2016	2015		2014	2013	2012	2011

Assets
Cash due from banks	1,774.0	2,288.9		2,063.3	1,730.5	1,542.5	1,902.7
Of which cash and demand deposits with banks — non-interest bearing	100.5	110.9		343.1	247.0	216.6	193.9
Of which demand deposits with banks — interest bearing	360.6	378.6		139.2	164.2	150.4	189.9
Of which cash equivalents — interest bearing	1,312.9	1,799.4		1,581.0	1,319.3	1,175.5	1,518.9
Short-term investments	425.2	409.5		394.8	55.0	76.2	20.3
Investment in securities	3,679.4	3,223.9		2,989.1	2,613.6	2,881.7	2,061.6
Of which trading	239.6	321.3		417.4	552.3	771.1	808.4
Of which available-for-sale	2,712.1	2,201.3		2,233.5	1,728.0	1,871.2	1,188.5
Of which held-to-maturity(1)	727.7	701.3		338.2	333.4	239.3	64.8
Loans, net of allowance for credit losses	3,953.3	4,000.2		4,019.1	4,088.2	3,956.0	4,069.4
Premises, equipment and computer software	180.1	183.4		215.1	240.6	243.3	272.5
Accrued interest	22.4	17.5		19.2	19.6	19.0	24.1
Goodwill	22.9	23.5		24.8	7.1	6.9	15.9
Intangible assets	26.2	27.7		33.0	12.0	15.3	30.2
Equity method investments	13.1	12.8		12.8	12.5	18.6	32.6
Other real estate owned	8.5	11.2		19.3	27.4	34.4	27.4
Other assets	80.3	77.1		67.8	64.2	39.0	60.6
Assets of discontinued operations	—	—		—	—	—	307.0	(5)

Total assets	10,185.6	10,275.6		9,858.4	8,870.8	8,833.0	8,824.4

Liabilities
Total customer and bank deposits	8,938.6	9,182.1		8,671.6	7,638.0	7,393.2	7,256.6
Of which customer deposits — Bermuda — non-interest bearing	1,732.7	1,348.9		1,021.4	713.3	664.1	679.5
Of which customer deposits — Bermuda — interest bearing	2,894.2	2,922.8		2,848.7	2,837.7	2,591.2	2,589.5
Of which customer deposits — non-Bermuda — non-interest bearing	190.8	532.9		536.7	298.5	254.7	225.4
Of which customer deposits — non-Bermuda — interest bearing	4,111.8	4,363.1		4,224.8	3,747.1	3,756.8	3,636.6
Of which bank deposits — Bermuda	0.5	0.4		9.5	0.5	88.2	112.1
Of which bank deposits — non-Bermuda	8.6	14.1		30.4	39.7	38.3	13.5
Securities sold under agreement to repurchase	23.5	—		—	25.5	109.0	—
Employee future benefits	122.0	122.1		117.9	89.1	103.1	104.9
Accrued interest	3.4	2.7		4.8	3.8	2.8	7.9
Preference share dividends payable	0.7	0.7		0.7	0.6	0.7	0.7
Payable for investments purchased	92.9	—		—	—	—	—
Other liabilities	100.7	100.5		97.2	104.2	107.0	84.8
Liabilities of discontinued operations	—	—		—	—	—	272.0	(6)
Long-term debt	117.0	117.0		117.0	207.0	260.0	267.8

Total liabilities	9,398.8	9,525.2		9,009.1	8,068.3	7,975.8	7,994.6

Total shareholders' equity(2)	786.9	750.4		849.4	802.6	857.2	829.7

Of which common share capital	4.7	4.7	(5)	5.5	5.5	5.5	5.5
Of which preference share capital(3)	—	—		—	—	—	—
Of which contingent value convertible preference (CVCP) share capital(4)	—	—		0.1	0.1	0.1	0.1

Total liabilities and shareholders' equity	10,185.6	10,275.6		9,858.4	8,870.8	8,833.0	8,824.4

(1)
Fair value of held to maturity debt securities was $701.5 million as of December 31, 2015, $344.0 million as of December 31, 2014, $315.5 million as of December 31, 2013, $244.8 million as of December 31, 2012 and $64.6 million as of December 31, 2011.

(2)
As of December 31, 2015, the number of outstanding awards of unvested common shares was 8.3 million (December 31, 2014: 9.7 million, December 31, 2013: 8.6 million, December 31, 2012: 7.2 million and December 31, 2011: 3.8 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) the exercise price, if any, was lower than the average market price of $3.47. 4.32 million common shares were not included in the computation of earnings per share as of December 31, 2015

  (December 31, 2014: 4.30 million, December 31, 2013: 4.30 million, December 31, 2012: 4.20 million, December 31, 2011: 4.20 million) because the exercise price was greater than the average market price of the common shares.

(3)
Preference share capital in all periods presented is $182,863, $182,863, $183,046, $183,606, $195,578 and $200,000 as of March 31, 2016 and December 31, 2015, 2014, 2013, 2012 and 2011, respectively, representing $0.01 par value per preference share issued and outstanding as of the respective dates.

(4)
All CVCP shares were converted to common shares at a 1:1 ratio on March 31, 2015. See "Description of Share Capital — Preference Shares — Contingent Value Convertible Preference Shares."

(5)
Reflects the repurchase for cancellation of 80,000,000 common shares previously held by CIBC effected on April 30, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contingent Value Convertible Preference Shares — Share Buy-Back Program."

(6)
Attributable to our Barbados operations that were reported as discontinued operations in 2012.

Financial Ratios and Other Performance Indicators

          We use a number of financial measures to track the performance of our business and to guide our management. Some of these measures are defined by, and calculated in compliance with, applicable banking regulations, but such regulations often provide for certain discretion in defining and calculating the measures. These measures allow management to review our core activities, enabling us to evaluate relevant trends more meaningfully when considered in conjunction with (but not in lieu of) measures that are calculated in accordance with US GAAP. Non-GAAP measures used in this prospectus are not a substitute for US GAAP measures and readers should consider the US GAAP measures as well.

          The following table shows certain of our key financial measures for the periods indicated. Because of the discretion that we and other banks and companies have in defining and calculating these measures, care should be taken in comparing such measures used by us with similarly titled measures of other banks and companies, as such measures may not be directly comparable.

          Many of these measures are non-GAAP financial measures. We believe that each of these measures is helpful in highlighting trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on the non-GAAP financial measures presented below, including a reconciliation to the most directly comparable GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

	For the three- months ended March 31,		For the year ended December 31,

(in %, unless otherwise indicated)	2016	2015	2015	2014	2013	2012	2011

Return on common shareholders' equity(1)	15.4	14.1	10.1	13.7	6.8	1.1	4.1
Core return on average tangible common equity(2)	23.6	15.8	17.6	14.4	9.7	5.8	2.8
Core return on average tangible assets(3)	1.4	1.2	1.1	1.2	0.9	0.6	0.4
Return on assets(4)	1.0	1.2	0.8	1.2	0.7	0.3	0.5
Net interest margin(5)	2.54	2.48	2.48	2.74	2.64	2.66	2.42
Efficiency margin(6)	71.1	69.3	74.0	72.0	74.1	79.3	84.1
Core efficiency ratio(7)	62.5	66.8	66.0	67.7	71.6	78.4	83.6
Fee income ratio(8)	35.5	36.8	37.5	36.9	37.6	39.5	41.2
Tier 1 common ratio(9)	N/A	13.8	12.0	14.6	15.2	14.0	13.1
Tier 1 capital ratio(9)	16.4	17.9	16.2	19.0	19.6	18.5	17.7
Total capital ratio(9)	18.7	20.8	19.0	22.2	23.7	24.2	23.5
Common equity Tier 1 capital ratio(9)(10)	12.4	N/A	10.7	N/A	N/A	N/A	N/A
Leverage ratio(9)(10)	6.5	N/A	6.4	N/A	N/A	N/A	N/A
Tangible common equity/tangible assets(11)	5.5	6.5	5.1	6.2	6.8	7.3	6.9
Tangible total equity/tangible assets(12)	7.3	8.4	6.8	8.1	8.9	9.5	9.3
Non-performing assets ratio(13)	0.7	1.0	0.7	1.0	1.4	1.7	1.6
Non-accrual ratio(14)	1.6	1.8	1.6	1.8	2.5	2.8	2.7
Non-performing loan ratio(15)	1.9	2.6	2.0	2.4	2.8	3.5	3.1
Net charge-off ratio(16)	0.1	0.2	0.2	0.4	0.6	0.4	0.6
Core earnings attributable to common shareholders(17)(18) (in BM$ million)	31.9	24.9	97.4	89.9	59.6	36.9	16.5
Core earnings per common share fully diluted(19) (in BM$)	0.07	0.04	0.19	0.16	0.11	0.07	0.03
Common equity per share(20) (in BM$)	1.29	1.26	1.22	1.22	1.13	1.20	1.14

(1)
Return on common shareholders' equity ("ROE") measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.

(2)
Core return on average tangible common equity ("CROATCE") measures core profitability as a percentage of average tangible common equity. CROATCE is the amount of core income to common shareholders as a percentage of average tangible common equity and is calculated as core earnings to common shareholders / average tangible common equity. Core earnings to common shareholders is net earnings to common shareholders for the full fiscal year (before dividends paid to common shareholders but after dividends to preference shareholders) adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. CROATCE is a non-GAAP financial measure. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(3)
Core return on average tangible assets ("CROATA") is an indicator used to assess the core profitability of average tangible assets and is intended to demonstrate how efficiently management is utilizing its tangible assets to generate core net income. CROATA is calculated by taking the core income to common shareholders as a percentage of average tangible assets and is calculated as core net income attributable to common shareholders / average tangible common equity. Core net income is the net income adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. CROATA is a non-GAAP financial measure. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(4)
Return on assets ("ROA") is an indicator of profitability relative to total assets and is intended to demonstrate how efficient management is at using the assets to generate earnings. The ROA ratio is calculated as net income / average total assets.

(5)
Net interest margin ("NIM") is a performance metric that examines how successful the Bank's investment decisions are compared to its cost of funding assets and is expressed as net interest income as a percentage of average interest-earning assets. NIM is calculated as net interest income before provision for credit losses / average interest-earning assets. Net interest income is the interest earned on cash due from banks, investments, loans and other interest earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The average interest-earning assets is calculated using daily average balances of interest-earning assets.

(6)
Efficiency margin is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The efficiency margin is calculated by taking the non-interest expenses as a percentage of total net revenue before total other gains (losses) and provisions for credit losses and is calculated as (non-interest expense — amortization of intangible assets) / (total non-interest income + net interest income before provision for credit losses). For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(7)
The core efficiency ratio is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The core efficiency ratio is calculated by taking the core non-interest expenses as a percentage of total net revenue before provision for credit losses and other gains and losses and is calculated as (core non-interest expenses — amortization of intangible assets) / (core non-interest income + core net interest income before provision for credit losses). Core non-interest expenses excludes certain items that are included in the financial results presented in accordance with GAAP including income taxes and amortization of intangible assets. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(8)
The fee income ratio is a measure used to determine the proportion of revenues derived from non-interest income sources. The ratio is calculated as non-interest income / (non-interest income + net interest income after provision for credit losses).

(9)
The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Prior to January 1, 2015, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA. Under Basel II, Pillar I, banks must maintain a minimum total capital ratio of 14.46%, inclusive of all capital buffers. In effect, this means that 14.46% of the risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. The tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA. RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the regulator. The Bank follows BCBS guidelines in setting formulas for asset risk weights. The tier 1 common ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and deducts the preference shareholders' equity. Note that the Tier 1 common ratio is calculated in the same manner as the Common Equity Tier 1 ("CET1") ratio discussed below, but differs in its inputs based upon RWA calculations under Basel II versus Basel III.

(10)
Effective January 1, 2015, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. However, the Bank was not required to publish its capital ratios under Basel III until January 1, 2016 as per guidance from the BMA and continued to publish certain ratios under Basel II during 2015. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Under Basel III, banks must maintain a minimum CET1 ratio of 8.1%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure. Under Basel III, banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(11)
The tangible common equity/tangible assets ("TCE/TA") ratio is a measure used to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity — intangible assets — goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(12)
The tangible total equity/tangible assets ("TE/TA") ratio is a measure used to determine how much loss the Bank can absorb before subordinated debt capital is impacted. The TE/TA ratio is calculated as (total shareholders' equity — intangible assets — goodwill) / tangible assets. Tangible assets are the Bank's total assets from continuing operations less intangible assets and goodwill. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(13)
The non-performing assets ("NPA") ratio is an indicator of the credit quality of the Bank's total assets by expressing the non-performing assets as a percentage of total assets. The NPA ratio is calculated as (gross non-accrual loans — specific allowance for credit losses on non-accrual loans + accruing loans past due 90 days + other real estate owned) / total assets.

(14)
The non-accrual ("NACL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-accrual loans as a percentage of loans. The NACL ratio is calculated as gross non-accrual loans / gross total loans. Note the reference to gross implies the amounts prior to loan allowances for credit losses.

(15)
The non-performing loan ("NPL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-performing loans as a percentage of loans. The NPL ratio is calculated as total gross non-performing loans / total gross loans.

(16)
The net charge-off ("NCO") ratio is an indicator used to assess the net credit loss of the Bank's loan portfolio by calculating the net charge-offs as a percentage of average total loans. The NCO ratio is calculated as net charge-off expense / average total loans. Average total loans is calculated as the average of the month-end asset balances during the relevant period.

(17)
Core net income measures net income on a core basis. Core net income is calculated by adjusting net income for income or expense items which are not core to the operations of our business. Core net income is a non-GAAP financial measure, for a reconciliation of core net income to net income, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(18)
Core earnings attributable to common shareholders ("CEACS") measures profitability attributable to common shareholders on a core basis. CEACS is a non-GAAP financial measure, for a reconciliation of CEACS to net income, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(19)
Core net income per common share — fully diluted measures core profitability attributable to common shareholders on a per share basis. Core net income per common share — fully diluted is a non-GAAP financial measure; for a reconciliation to net income per share, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(20)
Common equity per share is calculated as total common equity / number of common shares issued and outstanding at period end.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

          The unaudited pro forma condensed consolidated financial data as of and for the year ended December 31, 2015 has been derived from the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

          The unaudited pro forma condensed consolidated financial data is based on our historical consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma adjustments are based on available information and assumptions that management believes are reasonable. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2015 are presented on a pro forma basis to give effect, in each case, to (i) the exit of the deposits taking operations in our United Kingdom segment, (ii) the exit of the investments management and custody operations of our United Kingdom segment and (iii) the issuance of our common shares in this offering and the subsequent use of proceeds as if they occurred on December 31, 2015 for balance sheet adjustments and January 1, 2015 for statements of operations adjustments.

          The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of (i) what our operations or financial position would have been had this offering and (ii) the exit of our private banking and asset management operations in our UK segment (collectively referred to as the "UK OWD") taken place on the dates indicated, or that may be expected to occur in the future. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

Unaudited Pro Forma Condensed Consolidated Balance Sheets

(in millions of $ except share and per share data)	Butterfield Historical	UK Orderly Wind-down Adjustments	Total	Offering Adjustments	Pro forma as at December 31, 2015

Assets
Cash and due from banks	2,288.9	(598.1)	1,690.8		1,690.8

Total assets	10,275.6	(598.1)	9,677.5		9,677.5

Liabilities
Total deposits	9,182.1	(598.1)	8,584.1		8,584.1

Total other liabilities	226.1	(1.7)	224.4		224.4
Long-term debt	117.0	—	117.0		117.0

Total liabilities	9,525.2	(599.8)	8,925.4		8,925.4

Total shareholders' equity	750.4	1.7	752.0		752.0

Total liabilities and shareholders' equity	10,275.6	(598.1)	9,677.5		9,677.5

Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in millions of $ except share and per share data)	Butterfield Historical	UK Orderly Wind-down Adjustments	Total	Offering Adjustments	Pro forma as at December 31, 2015

Total non-interest income	140.2	(5.8)	134.4		134.4

Net interest income after provision for credit losses	233.5	4.6	238.1		238.1
Total other gains (losses)	(9.4)	5.1	(4.4)		(4.4)

Total net revenue	364.3	3.9	368.1		368.1

Total non-interest expense	285.2	(8.8)	276.5		276.5

Net income	77.7	12.7	90.4		90.4

Earnings per common share
Basic earnings per share	0.13				0.15
Diluted earnings per share	0.12				0.15
Weighted average common shares outstanding
Basic common shares outstanding	489,221	—	489,221	—	489,221
Diluted common shares outstanding	500,028	—	500,028	—	500,028

RISK FACTORS

          Investing in the common shares involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in the common shares, you should carefully consider the risks and uncertainties described below in addition to the other information contained in this prospectus. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of the common shares could decline, and you could lose some or all of your investment. Further, the risk factors below include cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements."

 Risks Relating to Financial Conditions, Market Environment and General Economic Trends

Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings.

          Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal on outstanding loans and the value for the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, is highly dependent upon the business environment in the markets in which we operate. Unlike larger banks that are more diversified, we provide community banking and wealth management services mainly to customers in Bermuda and the Cayman Islands. A downturn in the markets in which we operate, in particular in Bermuda or the Cayman Islands, can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, monetary policy, regulatory changes or changes in enforcement thereof, unemployment, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate or a combination of these or other factors. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, decreases in asset values, deterioration in investment performance and an overall material adverse effect on the quality of our loan portfolio.

Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors.

          Our community banking operations are concentrated in Bermuda and the Cayman Islands, and serve local customers in these markets. In 2015, 54% of our total net revenue was derived from our Bermuda segment and 28% of our total net revenue was derived from the Cayman Islands segment. In addition, as of December 31, 2015, approximately $2 billion, or 52%, of our loans originated in Bermuda and approximately $1 billion, or 27% of our loans originated in the Cayman Islands. Accordingly, a downturn in these markets may have a profound effect on our community banking business. Because Bermuda and the Cayman Islands do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations. In addition, we have sought to expand our existing trust business line, including through recent acquisitions. Any reduction in demand for trust services in our Bermuda and Cayman Islands segments, due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired trust business.

          In particular, Bermuda and the Cayman Islands are international business centers in part due to their favorable tax treatment of entities and their political and economic stability. Bermuda is among the largest reinsurance markets, and the Cayman Islands is a leader in fund domiciliation for global asset managers, with 10,940 regulated funds as of December 31, 2015 according to CIMA. These industries are key contributors to the Bermuda and the Cayman Islands economies. As a result, a downturn in these sectors or a shift of business away from Bermuda or the Cayman Islands could result in job losses and harm the economies in these markets. Many of our commercial customers are reinsurance or regulated fund service providers. Accordingly, any downturn or further concentration in the reinsurance market could adversely affect our business, financial condition and results of operations. See "— Regulatory and Tax-Related Risks — Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations."

          In addition, changes in legislation and regulation or an attempt by Bermuda to declare independence from the United Kingdom ("UK") or to implement changes in its constitution, including its fiscal and monetary policies, could have a negative effect on Bermuda's position as an international business center and Bermuda-based companies could move from Bermuda. This could have a significant negative effect on the local economy and in turn negatively affect our business.

          Tourism is another major contributor to the economies of both Bermuda and the Cayman Islands. In 2014, travel and tourism contributed 5.0% of GDP in Bermuda and 7.8% of GDP in the Cayman Islands. The deterioration of the tourism industry could decrease the value of hotels and other commercial properties, which could adversely affect our commercial loan portfolio. A decline in tourism could similarly result in an increase in unemployment, which could affect the ability of our residential borrowers to make payments on their loans. Accordingly, a decline in tourism in either Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations.

A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.

          We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient, for example as a result of a decline in the real estate market for which we provide loans. As of December 31, 2015, approximately 58.7% of our Bermuda loan portfolio, net of allowance for credit losses, was comprised of residential mortgages in Bermuda and approximately 67.7% of our loan portfolio in our remaining jurisdictions was comprised of residential mortgages. A decline in the real estate market, in particular in Bermuda, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. This may lead to impairment charges on loans and other assets, higher costs and incurred loan-loss provisions. In addition, if our estimate for our allowance for credit losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly. Any of the above factors could have an adverse effect on our business, financial condition or results of operations.

The value of the securities in our investment portfolio may decline in the future.

          As of December 31, 2015, we owned $2.4 billion of investment securities primarily issued by the US government and US governmental agencies. In 2015, our investment portfolio had an average yield of 2.16%.

          The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investment portfolio. We perform periodic reviews to determine if an other-than-temporary impairment ("OTTI") has occurred. Our Asset and Liability Policy Committee reviews the results of impairment analyses and advises whether an OTTI exists. The process for determining whether an impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer of the relevant security in order to assess the probability of receiving all contractual principal and interest payments on the security.

          We did not record any OTTI losses on investments in the years ended December 31, 2015 and 2014. However, in prior periods we have experienced higher OTTI on investments, in particular as a result of investments in structured securities. See "— We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected."

          Because of changing economic and market conditions affecting issuers, we may be required to recognize OTTI in future periods, which could have an adverse effect on our business, financial condition or results of operations.

Fluctuations in interest rates and inflation may negatively impact our net interest margin and our profitability.

          Net interest income is a significant component of our revenues and changes in prevailing interest rates may adversely affect our business, including the level of net interest income we earn, and for our community banking business, the levels of deposits and the demand for loans. The low interest rate environment following the global financial crisis has led to changes in savings rates and continues to shift the interest of savers away from low-rate retail bank deposits.

          If interest rates increase, our net interest income would narrow if our cost of funding increased without a correlative increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits. This could occur, for instance, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, if the interest rates we are required to pay for other sources of funding increases, our cost of funding would increase. Moreover, increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of our loans.

          Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings and capital, as well as our regulatory solvency position. A sustained increase in the inflation rate in our principal markets may also have an adverse effect on our business, financial condition or results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product-pricing assumptions may result in mispricing of our products, which could adversely affect our business, financial position or results of operations. On the other hand, recent concerns regarding negative interest rates and the low level of interest rates generally may negatively impact our net interest income, which may have an adverse impact on our profitability.

We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected.

          We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer.

          Our main source of funding is customer deposits. As of December 31, 2015, we had $9.2 billion in customer deposits, with 47% of our deposits derived from our Bermuda segment and 33% of our deposits derived from the Cayman Islands segment, with the balance derived from Guernsey, the UK and The Bahamas. In addition we source our funding from shareholders' equity, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of trading and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.

          In addition, as a bank with subsidiaries located outside of Bermuda, access to inter-company funds can be restricted because our regulated banking subsidiaries are required to maintain certain liquidity ratios or minimum levels of capital in accordance with the laws of the jurisdictions in which they operate or otherwise. The necessity of maintaining these ratios or levels of capital or other liquidity considerations could restrict the ability of these subsidiaries to transfer funds to us, in the form of cash dividends, loans or advances. Recently, our subsidiaries' ability to upstream funds from certain jurisdictions has been increasingly restricted due to changes in the business and regulatory environments in such jurisdictions.

          In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. For example, in the course of the global financial crisis, we realized significant losses attributable to write-downs on investments in structured assets made prior to mid-2007 and required a significant amount of new capital to ensure sufficient liquidity and restore our capital structure. In 2009, the Government of Bermuda provided assistance to us in raising private sector capital by issuing a full and unconditional guarantee to support our $200 million issuance of preference shares. See "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA." In addition, we raised an additional $550 million of new capital from a group of investors that included the Carlyle Group and CIBC and undertook a $130 million rights offering. See "Description of Share Capital."

          Although the Government of Bermuda supported us in 2009, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages. In addition, a number of the other jurisdictions in which we operate, including the Cayman Islands and Guernsey, do not have a central bank either. Accordingly, we may not have a lender of last resort in case of future liquidity shortages. See "— Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected."

Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected.

          Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands or Guernsey to act as a lender of last resort. We may therefore be unable to sufficiently fund our liquidity needs. There is also no central bank or similar governmental agency in Bermuda, the Cayman Islands or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States. The absence of a deposit insurance scheme could increase the risk of bank runs in the event of an economic downturn. The Government of Bermuda is, however, currently considering implementing such a deposit insurance scheme. See "— The Government of Bermuda is planning to implement a Deposit Insurance Scheme and we will incur additional costs if it is implemented." Therefore, liquidity management is critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.

The Government of Bermuda is planning to implement a Deposit Insurance Scheme and we will incur additional costs if it is implemented.

          The BMA has been working with the Bermuda Ministry of Finance, the International Monetary Fund and the Bermuda banking sector to develop proposals for introducing a Deposit Insurance Scheme ("DIS") in Bermuda. The DIS, if and when implemented, will be designed to protect small depositors in banks by guaranteeing up to $25,000 of their deposits in the event of an institution's failure. Although it is currently uncertain whether and in what form the DIS will be implemented and when it will be implemented if at all, under the current proposal for the DIS, all licensed banks would be required to make regular deposits of a predetermined amount to the DIS fund. This fund would then be used to reimburse depositors in the event of a bank's failure. We may be required to make payments under the DIS, which we may be unable to recover from a failed bank. Such costs and the associated costs to be borne by us may have an adverse effect on our business, financial condition or results of operations.

We could be negatively affected if the soundness of other financial institutions and counterparties deteriorates or if such counterparties, including clearing houses, are unwilling to do business with us, in particular in respect of US Dollar transactions.

          Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of actual or perceived deterioration in the commercial and financial soundness of other financial services institutions. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a financial institution may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as "systemic risk" or "contagion" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses and banks with whom we interact on a daily basis. In particular, the Bank of New York Mellon ("BNYM") and Wells Fargo act as clearing houses for all our US Dollar transactions. If BNYM's or Wells Fargo's ability to act as our clearing houses becomes impaired or BNYM or Wells Fargo cease to act as our clearing houses for any other reason and other financial institutions are not willing to provide the services currently provided to us by BNYM and Wells Fargo, we could lose our ability to engage in US Dollar transactions, which could lead to severe disruptions in our operations and adversely impact our business, financial condition or results of operations.

Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations.

          We rely heavily on communications and information systems to conduct business in the banking industry. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, Internet connections and network access. Any disruption in service of these key components, due to a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "— We rely on third parties to provide services that are integral to our ordinary course operations, and their failure to perform in a satisfactory manner would negatively affect us." Furthermore, any security breach, due to computer viruses, programming or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. We have continually invested in upgrades to our core banking systems in our two largest markets (Bermuda and the Cayman Islands), made upgrades in Guernsey and the UK, and introduced mobile banking in Bermuda and the Cayman Islands. However, we face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on an ability to recognize and implement new technologies to address our operational and internal control needs and to meet the demands of our clients. See "— Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations."

          Many of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have an adverse effect on our business, financial condition or results of operations.

We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and community banking clients at current levels.

          We compete, both domestically and internationally, with a broad range of financial institutions. Many of our competitors are larger and have broader ranges of product and service offerings, increased access to capital, greater efficiency and pricing power. We face competition from other domestic and foreign lending institutions and from numerous other providers of financial services, including the following:

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  Non-banking financial institutions.  The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks, they can often operate with greater flexibility and lower cost structures; and

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  Competitors that have greater financial resources.  Some of our larger competitors, including certain international banks that have a significant presence in our market area, may have greater capital and resources, higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.

          In our community banking business, we face competition mainly from other local banks, such as Bermuda Commercial Bank and Clarien Bank in Bermuda and from Cayman National in the Cayman Islands, as well as from subsidiaries of international banks, RBC in the Cayman Islands and HSBC in Bermuda, who we view as our most significant competitors. In our wealth management business line, we face competition from local competitors as well as much larger financial institutions including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.

          In our trust business line, we face competition primarily from other specialized trust service providers. There are approximately 500 trust companies in the main international financial centers, and many of our competitors in this sector offer fund administration and corporate services work alongside private client fiduciary services.

          Our ability to successfully attract and retain trust, wealth management and community banking clients is dependent upon our ability to compete with competitors' investment products, retail products and services, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our business, financial condition or results of operations may be adversely affected.

We may expand our business through acquisitions of, or investments in, other companies or new products and services, which may divert management's attention or prove to be unsuccessful.

          We completed two acquisitions in 2014: the acquisition of the Legis trust business in Guernsey and the acquisition of parts of HSBC Cayman in the Cayman Islands. Additionally, in April 2016, we completed the acquisition of Bermuda Trust Company Limited, and the investment management operations of HSBC Bank Bermuda Limited, as well as transactions in connection with a referral agreement with HSBC Bank Bermuda Limited for HSBC Bank Bermuda Limited to refer its existing private banking clients to us. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to identify suitable acquisition candidates or investment opportunities. Even if we identify suitable targets, we cannot be sure that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments. In addition, we may have difficulty obtaining the necessary regulatory approvals, government permits or licenses required for such acquisitions. Even where we are able to complete an acquisition or an investment, we cannot be sure that such acquired entity, business or asset or such investment will perform in line with our assumptions or expectations or otherwise complement our business or strategy.

          Furthermore, future acquisitions could divert management's time and focus from operating the existing business, and there are no guarantees that our strategic growth initiatives will yield the expected returns. In addition, integrating an acquired company, business or technology is risky and could result in unforeseen operating difficulties and expenditures including, among other things:

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  the incorporation of new technologies into our existing business infrastructure;

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  the maintenance of standards, controls, procedures and policies throughout the organization (including effective internal controls over financial reporting and disclosure controls and procedures);

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  the consolidation of our corporate or administrative functions;

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  the coordination of our sales and marketing functions to incorporate the new business or technology;

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  the potential for liabilities and claims arising out of the acquired businesses;

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  the maintenance of morale, retention and integration of key employees to support the new business or technology and management of our expansion in capacity; and

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  compliance with the regulatory schemes of newly entered jurisdictions.

          In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As of December 31, 2015, we had $51.1 million of goodwill and intangible assets. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.

We rely on our reputation and the appeal of our brand to our customers. Any damage to our reputation and appeal could harm us and our business prospects.

          The success of our strategy relies significantly on our reputation and the reputation of our senior management, and on our customers associating our brand with meeting customer needs and delivering value to those customers.

          As a bank operating offshore, including in Bermuda and the Cayman Islands, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks. Any circumstance that causes real or perceived damage to our brand or reputation, or offshore banking or wealth management generally, may negatively affect our relationships with our customers, which would have an adverse effect on our business, financial conditions or results of operations.

          Potential reputational issues include, but are not limited to:

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  breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, money laundering, anti-terrorism financing requirements, laws against assisting in tax evasion and data protection laws);

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  acting or facing allegations of having acted unethically (including having adopted inappropriate sales and trading practices);

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  failing or facing allegations of having failed to maintain appropriate standards of customer privacy, customer service and record-keeping;

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  failing to appropriately address potential conflicts of interest;

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  experiencing technology failures that impact customer services and accounts;

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  failing to properly identify legal, reputational, credit, liquidity and market risks inherent in products offered; and

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  changing the terms of our product offerings and pricing that may result in outcomes for customers which are unfair or perceived to be unfair.

          A failure to address the above or any other relevant issues appropriately could make customers unwilling to do business with us, which could have an adverse effect on our business, financial condition or results of operations and could damage our relationships with our employees and regulators.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that we can realize.

          In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other-real-estate-owned portfolio ("OREO") and to determine certain loan impairments. If any of these valuations is inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.

The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings would increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.

          The Bank's financial strength ratings are an important component of its liquidity profile and competitive position. On an ongoing basis, nationally recognized statistical rating organizations ("NRSROs") review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The

Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Fitch Ratings ("Fitch"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time.

          A downgrade in ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits), which will affect our short-term funding capabilities. Negative changes in the Bank's long-term deposit ratings would also likely increase the cost of raising long-term funding in the capital markets or of borrowing funds. Even where we can access the capital markets, negative changes in our ratings could affect our share price and make any equity offerings more difficult and dilutive to current shareholders, further driving down the Bank's share price. Our ability to replace maturing or existing debt may be more difficult and expensive. In addition, our lenders and counterparties in derivative transactions are sensitive to the risk of a ratings downgrade.

          Management cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any NRSRO, which could adversely affect our business, financial conditions or results of operations.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of the Board, which could adversely affect our business.

          Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.

          We may also be unable to attract and retain staff due to our locations. Many of our employees are employed in Bermuda and the Cayman Islands, which are small markets. To the extent we have needs for employees in these locations, this may be an impediment to attracting and retaining experienced personnel. Further, immigration laws in small markets may impose limitations on attracting experienced personnel.

          In addition, governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision in certain markets in which we operate. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

We rely on third parties to provide services that are integral to our ordinary course operations, and their failure to perform in a satisfactory manner would negatively affect us.

          We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. For example, we have a contract with Alumina Investment Management LLC ("Alumina") pursuant to which it provides investment advisory services to us and a contract with Hewlett Packard ("HP") to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. We rely on Alumina to provide investment advisory services in respect of our US treasury and agency portfolio and to provide investment advice. Poor performance on the part of providers of investment advisory services could adversely affect our financial performance. A material breach of customer data, including by HP, may negatively impact our business reputation and cause a loss of customer business; result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ.

          In addition, BNYM and Wells Fargo act as clearing houses for all our US Dollar transactions and, if our relationships with BNYM and Wells Fargo are terminated, we could lose our ability to engage in US Dollar transactions. For more information see "— We could be negatively affected if the soundness of other financial institutions and counterparties deteriorates or if such counterparties, including clearing houses, are unwilling to do business with us in particular in respect of US Dollar transactions."

We may be alleged to have infringed upon intellectual property rights owned by others or may be unable to protect our own intellectual property.

          Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse, or be unable, to uphold its contractual obligations.

          Moreover, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. In any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive and could cause a diversion of resources and may not be successful.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs could increase in the future.

          Our insurance policies do not cover all types of potential losses and liabilities and are subject to limits and excesses. There can be no assurance that our insurance will be sufficient to cover the full extent of all losses or liabilities for which we are ultimately responsible, and we cannot guarantee that we will be able to renew our current insurance policies on favorable terms, or at all.

Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations.

          We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cyber-criminals extract funds directly from customers' or our accounts using fraudulent schemes that may include Internet-based funds transfers. Such attacks are infrequent, but could present significant reputational, legal and regulatory costs to us if successful.

          We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa or MasterCard), our processors, and BNYM and Wells Fargo as clearing banks. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them.

          Recently, there has been a series of distributed denial of service attacks on financial services companies. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks are conducted to interrupt or suspend a company's access to Internet service. The attacks can adversely affect the performance of a company's website and in some instances prevent customers from accessing a company's website. Potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. In the event that a cyber-attack is successful, our business, financial condition or results of operations may be adversely affected.

          In addition, in April 2016, the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") announced that one of its member banks was a target of a cyber-attack in February 2016. In May 2016, SWIFT announced that a second bank was the target of a cyber-attack in May 2016. SWIFT platform is used by more than 10,000 financial institutions around the world, including us, to effect fund transfers. A cyber-attack on the SWIFT network can result in theft of funds and other adverse consequences, and our business, financial condition or results of operations may be adversely affected in the event that such a cyber-attack is successful.

Severe weather, natural disasters and other external events could disrupt our businesses and adversely affect our financial condition or results of operations.

          Our business is concentrated primarily in Bermuda and the Cayman Islands and is therefore subject to the risks associated with severe tropical storms, hurricanes and tornadoes, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Such severe weather conditions and natural disasters may negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend.

          In addition, we cannot predict whether we will continue to be able to obtain insurance for hazard-related damages to our premises or, if obtainable and carried, whether this insurance will be adequate to cover our losses. Moreover, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims, and we do not carry insurance against all types of losses. For all these reasons, any future hazard-related costs and work interruptions could have an adverse effect on our business, financial condition or results of operations.

          In addition, we are exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.

Our controls and procedures may fail or be circumvented, which could have an adverse impact on our business, financial condition or results of operations.

          We face the risk that the design of our controls and procedures that govern operations, financial reporting and compliance across jurisdictions, including those to mitigate the risk of human error or fraud by employees or outsiders, or to monitor financial reporting, may be inadequate, circumvented or exposed to variations in compliance at the local level, thereby causing inaccuracies in data and information or delays in the detection of errors. At present, we do not have a uniform core banking platform in place across the jurisdictions in which we operate and, therefore, we need to use manual processes to compile certain financial information from certain subsidiaries. Moreover, in the past, our information technology capabilities in Bermuda and other jurisdictions have experienced difficulties with certain identified weaknesses, including internal control weaknesses in our facilities and operations (including wire transfer and foreign exchange and interest rate calculation functions). To address these weaknesses we resorted to using manual processing, data spreadsheets or a combination thereof. Use of such manual procedures and data spreadsheets presents financial reporting and operational risks and increases the importance of staff compliance with internal operating and security procedures. In addition, we may incur operational losses due to non-compliance by our staff with internal operating and control procedures and arising from human error. Any failure or circumvention of our controls and procedures or failure to comply with any current or future regulations related to controls and procedures could have an adverse effect on our business, financial condition or results of operations.

Our risk management framework, systems and process, and related guidelines and policies, may prove inadequate to manage our risks, and any failure to properly assess or manage such risks could harm us.

          Our approach to risk management requires senior management to make complex judgments, including decisions (based on assumptions about economic factors) about the level and types of risk that we are willing to accept in order to achieve our business objectives. These also include the maximum level of risks we can assume before breaching constraints determined by regulatory capital and liquidity needs and our regulatory and legal obligations including, among others, from a conduct and prudential perspective. Given these complexities, and the dynamic environment in which we operate, the decisions made by senior management may not be appropriate or yield the results expected. In addition, senior management may be unable to recognize emerging risks for us quickly enough to take appropriate action in a timely manner.

We depend on the accuracy and completeness of information about clients and counterparties.

          In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of such information is incorrect, then the creditworthiness of our clients and counterparties may be misrepresented, which would increase our credit risk and expose us to possible write-downs and losses.

Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.

          We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investment in foreign subsidiaries, and future foreign currency denominated revenue and expense. Fluctuations in exchange rates may raise the potential for losses resulting from foreign-currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods.

          We also provide foreign exchange services to our clients, including trading on behalf of clients in all major currencies and providing hedging solutions to manage foreign exchange risk. Foreign currency volatility influences the level of client activity. Changes in client activity may result in reduced foreign exchange trading income.

          In addition, as a result of an order issued under the Bermuda Monetary Authority Act 1969, since 1981, one Bermuda Dollar is equivalent to one US Dollar. However, we cannot make assurances that this parity will continue. In the event that the Government of Bermuda, pursuant to the Bermuda Monetary Authority Act 1969, issues an order that materially affects the Bermuda Dollar Parity Order 1981, the value of our common shares could be adversely affected. Moreover, our US Dollar deposits are used to fund mortgages in Bermuda Dollars. As the Bermuda Dollar is pegged to the US Dollar at a one-to-one ratio, we do not engage in hedging activities to counteract this currency risk. If the Bermuda Dollar ceased to be pegged to the US Dollar at this ratio, however, we could be exposed to significant currency risks.

Changes in accounting policies and practices, as may be adopted by applicable regulatory agencies or other authoritative bodies, could materially impact our financial statements.

          Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, applicable regulatory agencies and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

We are subject to certain litigation, and our expenses related to this litigation could have an adverse effect on our business, financial condition or results of operations.

          We are, from time to time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business, financial condition, results of operations and prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition.

          As previously publicly announced, in November 2013, the US Attorney's Office for the Southern District of New York (the "USAO") applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. Although the Bank has been cooperating with the US authorities in their ongoing investigation, we are unable at this point to predict the timing or outcome of the investigation and it is possible that the ultimate resolution of this matter may be material to our financial results. Although we are unable to determine the amount of financial consequences, fine and/or penalties resulting from this tax compliance review, we have recorded as of March 31, 2016, a provision of $5.5 million (December 31, 2015: $4.8 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.

Regulatory and Tax-Related Risks

Failure to comply with any applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business, financial condition or results of operations.

          We must comply with all applicable laws and regulations, which include anti-corruption, anti-money laundering and anti-terrorist financing laws and regulations. Recently, there has been a substantial increase in the global enforcement of these laws and regulations, in particular in respect of the financial services industry. The measures and procedures we have in place may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks') knowledge or consent. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any "blacklists" that would prohibit certain parties, potentially including US Dollar clearing banks, from engaging in transactions with us), which could have an adverse effect on our business, financial condition or results of operations.

Our international business model exposes us to different and possibly conflicting regulatory schemes across multiple jurisdictions.

          Our international business model exposes us to different regulatory schemes across multiple jurisdictions. Although our central management and a large part of our business are located in Bermuda, our operations are spread throughout six international jurisdictions. In addition to the logistical and communications challenges this creates, the financial services industry is heavily regulated in many jurisdictions, and each line of the business is exposed to different, constantly evolving and possibly conflicting regulatory schemes. Our management has enacted internal controls and procedures that are designed to result in compliance with these regulatory schemes, which are periodically reviewed and updated, but in the future we might have difficulty meeting and remaining in compliance with existing or new regulatory requirements imposed by a particular jurisdiction, particularly in light of the increasing regulatory scrutiny of financial institutions and their subsidiaries. Our current internal controls for one jurisdiction may not sufficiently comply with the demands of increased oversight in another jurisdiction.

          Effective as of January 1, 2015, the BMA, which is our primary regulator, adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. The finalization of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules. Because the Basel III framework is relatively new and the BMA retains certain limited discretions, we cannot guarantee that we will be able to fully comply with any changing requirements. We also cannot predict what effect Bermuda's adoption of Basel III will have on our operations in other jurisdictions, some of which have not yet adopted Basel III and still operate under the Basel II framework. Furthermore, because Basel III can require capital to be held sometimes far in excess of capital required under Basel II, if other jurisdictions in which we operate move to a Basel III framework, we may not be able to meet our total capital adequacy requirements in those jurisdictions, which may lead us to move more capital into a given jurisdiction. We may be subject to heightened regulatory oversight by the BMA or other regulatory bodies in the future. For more information, see "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA."

          To the extent we are unable to comply with the regulatory scheme of a particular jurisdiction, we might not be able to operate in that jurisdiction, or we may incur fines or penalties for compliance failures or incur costs in order to remediate compliance failures, any or all of which could adversely affect our business, financial condition or results of operations.

Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations.

          For several years now, some members of the US Congress have expressed concern about US corporations that move their place of incorporation to low-tax jurisdictions and the competitive advantage that foreign-controlled insurers and reinsurers may have over US-controlled insurers. If tax legislation were enacted that made the US more attractive to this industry, insurance and reinsurance companies could relocate to the US from Bermuda. In addition, as the reinsurance industry is a key contributor to the Bermuda economy, a downturn in this sector could result in job losses and harm the economy in Bermuda. As many of our commercial customers are insurance and reinsurance providers, any downturn in the reinsurance market or movement of this industry away from Bermuda could adversely affect our business, financial condition and results of operations. See also "Risks Relating to Financial Conditions, Market Conditions, Market Environment and General Economic Trends — Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors."

The OECD's review of harmful tax competition could adversely affect our tax status outside Bermuda.

          The Organization for Economic Co-operation and Development (the "OECD") has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of low or zero tax jurisdictions and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and, as such is listed on the OECD "white list." However, we are not able to predict whether any changes will be made to this classification or whether any such changes will subject us to additional taxes.

As long as we have preference shares issued and outstanding, we are required to obtain the BMA's prior approval for certain activities, including payments of dividends on our common shares, and the interests of the BMA could be in conflict with the interests of our shareholders.

          In 2009, in order to facilitate an infusion of liquidity into us, the Government of Bermuda offered certain guarantees on $200 million of preference shares issued by us. So long as the preference shares are issued and outstanding, we are required to obtain BMA approval to (1) pay interim dividends on the common shares, (2) create or increase the authorized amount of, or issuance of, shares senior to the preference shares, (3) amend, alter or repeal the certificate of designation for the preference shares or our bye-laws so as to adversely affect the rights, preferences, privileges or voting powers of the preference shares or (4) subject to certain exceptions, consummate a merger, amalgamation, or any other scheme of arrangement or reclassification involving the preference shares. For more information about the capital infusion and our preference shares, see "Description of Share Capital — Preference Shares." Decisions taken by the BMA may not be in our best interest and could be in conflict with the interests of our shareholders, which could have an adverse effect on our business, financial condition or results of operations.

Our ability to pay dividends to non-residents of Bermuda and the transfer of our common shares to non-residents of Bermuda could be impaired by Bermuda regulations.

          The present policy of Bermuda's Controller of Foreign Exchange is:

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  to permit the conversion of Bermuda Dollars for payment of dividends in foreign currency to shareholders who are non-residents of Bermuda for exchange control purposes, provided that all payments are processed through an authorized dealer, including, for this purpose, us; and

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  to permit the free transferability of equity securities of a Bermuda company for so long as such equity securities of such company are listed on an "appointed stock exchange" appointed by the Minister of Finance under section 2(9) of the Companies Act 1981.

          However, if the Controller of Foreign Exchange were to change the foregoing policies, our ability to pay dividends in US Dollars to non-residents of Bermuda for exchange control purposes could be impaired and each transfer of our common shares to or from non-residents of Bermuda for exchange control purposes could require specific approval by the Controller of Foreign Exchange, and the value of your common shares could be adversely affected.

We could lose our exemption from a requirement that local companies carrying on business in Bermuda be owned and controlled by Bermudians and, as a result, the liquidity and market value of our common shares could be adversely affected.

          In December 2000, the Minister of Finance of Bermuda issued a license pursuant to section 114B of the Companies Act allowing us to carry on business in Bermuda without complying with the provisions of the Third Schedule to the Companies Act 1981. The Third Schedule would otherwise require, among other things, that:

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  we be controlled by Bermudians;

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  60% of our shares be beneficially owned by Bermudians; and

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  at least 60% of the total voting rights in us be exercisable by Bermudians.

          If we lose this exemption at a time when less than 60% of our shares are owned by Bermudians, it is unclear how the provisions of the Third Schedule to the Companies Act 1981 would be enforced because there is no precedent for the revocation of this type of license in similar circumstances.

          The Companies Act provides that the Minister of Finance or such other Minister as may be appointed, shall administer the provisions of the Companies Act (the "Minister"). Currently, the Minister of Economic Development is the Minister responsible for the grant and revocation of licenses pursuant to section 114B of the Companies Act. Among the actions the Minister could consider, is ordering us to limit the transferability of our common shares to non-Bermudians until the ownership of our common shares by Bermudians reaches 60%, which would have an adverse effect on the liquidity and market value of our common shares.

If we are a passive foreign investment company, such characterization could result in adverse US federal income tax consequences to shareholders that are United States investors.

          Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a passive foreign investment company ("PFIC"), for any taxable year during which the US shareholder held such shares. A foreign corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is passive income (the "income test"), or (2) 50% or more of the average fair market value of its assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.

          Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The United States Internal Revenue Service (the "IRS"), has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.

          Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2015 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — US shareholders — Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.

US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.

          As discussed below under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — Foreign Account Tax Compliance Act Withholding," pursuant to the Foreign Account Tax Compliance Act ("FATCA") enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). This withholding tax will not apply to payments made with respect to common shares before January 1, 2019.

          Many countries, including Bermuda, have entered into agreements with the United States ("intergovernmental agreements" or "IGAs") to facilitate the implementation of FATCA. These IGAs modify the FATCA withholding regime described above. In December 2013, Bermuda entered into a Model 2 IGA with the United States (the "Bermuda IGA") pursuant to which Bermudian financial institutions are directed by the Bermudian authorities to register with the IRS and to enter into an agreement (an "FFI Agreement") with the IRS to perform specified due diligence, reporting and withholding functions. The IRS may terminate an FFI Agreement if the foreign financial entity is not compliant with the FFI Agreement and/or does not remediate such compliance failures. Certain of our subsidiaries are located in jurisdictions that have entered into Model 1 IGAs with the United States, which generally require a financial institution to report information on its US accountholders to the tax authorities in the financial institution's home jurisdiction, and that such tax authorities then pass the information to the IRS.

          We intend to take all necessary steps to comply with any applicable FFI Agreement, any applicable IGA and any other FATCA requirement. To that end, we have registered with the IRS and have entered into an FFI Agreement as required by the Bermuda IGA. However, because the rules for the implementation of FATCA, including IGAs, have not yet been fully finalized, it remains uncertain at this time what impact, if any, this legislation will have on holders of the common shares.

          If the 30% withholding tax which may be imposed under FATCA on certain pass through payments applies to all or a portion of payments on the common shares to certain holders, we will not pay any additional amounts to such holders and such holders will therefore receive less than the amount that holders would have otherwise received.

          Entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase our compliance costs. If we fail to comply with an applicable FFI Agreement, an applicable IGA or any other FATCA requirement, we may be subject to the 30% withholding tax imposed under FATCA with respect to payments that we receive.

Fulfilling public company financial reporting and other regulatory obligations in the United States will be expensive, time consuming and may strain our resources.

          As a public company registered in the United States, we will be subject to the reporting requirements of the Exchange Act, and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act will require us to file, among other things, annual reports with respect to our business and financial condition. These additional efforts may strain our resources and divert management's attention from other business concerns, which could have an adverse effect on our business, financial condition or results of operations.

Legal and regulatory changes could have a negative impact on our business, financial condition or results of operations.

          Our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in the markets in which we operate. We currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. We are exposed to potential changes in governmental or regulatory policies, price controls, capital controls, exchange controls, other restrictive actions, unfavorable political and diplomatic developments and changes in legislation.

          Our failure or inability to comply fully with the stricter set of laws and regulations could lead to fines, public reprimands, damage to reputation, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business, financial condition or results of operations. We could also be required to incur significant expenses to comply with new or revised regulations. Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans.

Risks Relating to the Common Shares

No prior public market exists for the common shares in the United States or elsewhere outside Bermuda, and one may not develop.

          Prior to this offering, there has been a limited public market for our common shares on the BSX. However, there is no public market for the common shares elsewhere. An active, liquid trading market for the common shares may not develop or be sustained. Although the underwriters have advised us that, following the completion of the offering, they intend to make a market in the common shares, an active and liquid public trading market may not develop or be sustained after this offering. Third parties may not find the common shares to be attractive, and other firms may not be interested in making a market in the common shares. Also, if you purchase common shares in this offering, you will pay a price that has not been established in a large public trading market. Illiquid or inactive trading markets generally result in higher price volatility and lower efficiency in the execution of sale and purchase orders. The initial public offering price of the common shares will be determined based on the most recent trading price of our common shares on the BSX and through negotiations between us and the representatives of the underwriters and may not be indicative of the market price for our common shares after this offering. Consequently, you may not be able to resell the common shares at the time you desire or above the initial public offering price, and you could suffer a loss on your investment. We cannot predict the prices at which the common shares will trade.

The value of the common shares may fluctuate significantly.

          Following the offering, the value of our common shares may fluctuate significantly as a result of a large number of factors, including, in part, changes in our actual or forecasted operating results and the inability to fulfill the profit expectations of securities analysts, as well as the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, beside our financial results, that may impact the price of our common shares include, but are not limited to:

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  market expectations of the performance and capital adequacy of financial institutions in general;

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  investor perception of the success and impact of our strategies;

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  investor perception of our positions and risks;

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  a downgrade or review of our credit ratings;

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  potential litigation or regulatory action involving us;

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  announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

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  general market circumstances.

          The market price of the common shares could also be negatively affected by sales of substantial amounts of our common shares in the public markets, including following the expiration of the lock-up restrictions applicable to certain of our shareholders, the members of the Board and senior management, or the perception that these sales could occur.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, the price and trading volume of our common shares could decline.

          The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If analysts do not cover us, the trading price for our common shares may be negatively impacted. If one or more of the analysts who covers us downgrades our common shares or publishes unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common shares could decrease, which could cause the price and trading volume of our common shares to decline.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common shares less attractive to investors.

          We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period or if the fair value of our common shares held by nonaffiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are expected to be a "foreign private issuer" under US securities law. Therefore, we will be exempt from certain requirements applicable to US domestic registrants.

          Although we will be subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of US domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about US domestic registrants. We are exempt from certain other sections of the Exchange Act to which US domestic registrants are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, our insiders and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and we are not required to comply with certain corporate governance rules imposed by the NYSE applicable to US domestic registrants.

You will experience immediate and substantial dilution in the book value of the common shares you purchase in this offering.

          Because the initial offering price of the common shares being sold in this offering will be higher than our net tangible book value per common share, you will experience immediate and substantial dilution in the book value of your common shares. Dilution is the amount by which the portion of the offering price per common share paid by the purchasers of the common shares in this offering exceeds the net tangible book value per common share after the offering. Net tangible book value per common share is determined by dividing our tangible net worth, which equals total tangible assets less total liabilities, by the aggregate number of common shares issued and outstanding.

          As a result, after giving effect to the issuance and sale by us of common shares in this offering, at an assumed public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds by us with respect to the shares sold by us in the offering, we currently expect that you will incur immediate dilution of $             per common share (assuming no exercise of the underwriters' option to purchase additional common shares).

Future sales of our shares in the public market, including expected sales by our Principal Shareholders, could lower the price of the common shares, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership.

          The market price of our common shares could decline as a result of sales of a large number of our shares available for sale after completion of this offering or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. Upon completion of this offering, we will have a total of             issued and outstanding common shares (or              common shares if the underwriters exercise their option to purchase additional common shares in full). Of the issued and outstanding common shares, the common shares sold in this offering (or             common shares if the underwriters exercise their option to purchase additional common shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any common shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible For Future Sale."

          The remaining             common shares issued and outstanding (or             common shares if the underwriters exercise their option to purchase additional common shares in full) beneficially owned by the certain of our shareholders after this offering, will be subject to certain restrictions on resale. We have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any of our shares, subject to certain exceptions, for the             -day period following the date of this prospectus, without the prior consent of certain of the underwriters. The members of the Board and senior management and certain of our shareholders have entered into similar lock-up agreements with the underwriters. Certain of the underwriters may, at any time, release us, such shareholders or any of our officers or directors from this lock-up agreement and allow us to sell our shares within this             -day period.

          Upon the expiration of the lock-up agreements described above, all of the shares subject to these lock-up agreements will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.

          As restrictions on resale end, the market price of our common shares could drop significantly. The timing and manner of the sale of the selling shareholders' remaining ownership of our common shares remains uncertain, and we have no control over the manner in which the selling shareholders may seek to divest such remaining common shares. The selling shareholders could elect to sell their common shares in a number of different ways, including in a number of tranches via future registrations or, alternatively, by the sale of all or a significant tranche of such remaining common shares to a single third-party purchaser. Any such sale would impact the price of the common shares and there can be no guarantee that the price at which the selling shareholders are willing to sell their remaining common shares will be at a level that the Board would be prepared to recommend to holders of our common shares or that you determine adequately values our common shares.

          We cannot predict the size of future issuances or sales of our shares or the effect, if any, that future issuances or sales of our shares may have on the market price of the common shares. Sales or distributions of substantial amounts of our common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of the common shares to decline.

We have broad discretion in the use of the net proceeds from this offering and our use of those proceeds may not yield a favorable return on your investment.

          We intend to use the net proceeds received by us from our sale of common shares in this offering for general corporate purposes. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use these proceeds of this offering effectively or in a manner that increases our fair value or enhances our profitability. We have not established a timetable for the effective deployment of these proceeds and we cannot predict how long it will take to deploy the proceeds. Investing these proceeds in securities until we are able to deploy them will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity. We will not receive any of the net proceeds from the sale of common shares by the selling shareholders.

Provisions of Bermuda law and our bye-laws could adversely affect your rights as a holder of the common shares or prevent or delay a change in control.

          Under the provisions of the Banks and Deposit Companies Act 1999 ("BDCA"), your rights as a holder of common shares could be impaired if you become a shareholder controller, which is defined as a person who, among other things, acquires control of 10% or more of the voting power of our common shares. The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary.

          The BDCA distinguishes between shareholder controllers of the following threshold descriptions: "10% shareholder controllers," "20% shareholder controllers," "30% shareholder controllers," "40% shareholder controllers," "50% shareholder controllers," "60% shareholder controllers" and "principal shareholder controllers" who have a 75% or greater interest. A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. It is an offense not to give this notice.

          The BMA may object to a person's notice of intent to become a shareholder controller of any description or to an existing shareholder controller where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the Bank. Prior to serving a notice of objection, the BMA will serve the person seeking to become a shareholder controller or will serve an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.

          If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.

          If a person becomes a shareholder controller or increases his shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including, among other things revoking the relevant license of the Bank under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under "Supervision and Regulation."

          Further, under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined as a person who is not a shareholder controller but who, either individually or with any associate or associates (within the meaning of the BDCA) (i) holds five percent or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of five percent or more of the voting power of any general meeting of the licensed institution or another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would make the person guilty of an offense that could result in a fine.

          In addition to these restrictions, and the provisions of our bye-laws adopted as required by the license issued to us pursuant to section 114B of the Companies Act 1981, a shareholder who is non-Bermudian and is interested in our shares that constitute more than 40% of all shares issued and outstanding is not entitled to vote the shares to the extent of such excess at any general meeting without the prior approval of the Minister. See also "Supervision and Regulation."

          Provisions of our bye-laws may also discourage, delay or prevent acquisition of our shares by certain persons or a merger, amalgamation, change of management or other change of control that a shareholder may consider favorable. In addition, these provisions could limit the price that investors might be willing to pay in the future for our common shares. See "— Certain provisions of our bye-laws may have an anti-takeover effect."

Certain provisions of our bye-laws may have an anti-takeover effect.

          There are provisions in our bye-laws that may be used to delay or block a takeover attempt. For example, proposals for an amalgamation, merger, consolidation or sale and other such transactions would require an affirmative vote of not less than two-thirds of voting rights attached to all issued and outstanding shares unless the proposal received the prior approval of the Board. In addition, a shareholder who is non-Bermudian and is interested in shares in the Bank that constitute more than 40% of all shares then issued and outstanding is not entitled to vote the shares which are in excess of that 40% interest at any general meeting without the prior approval of the Minister. For a detailed summary of the anti-takeover provisions in our bye-laws, see "Description of Share Capital." These provisions could discourage, delay or prevent a change in control of the Bank and could adversely impact the value of our common shares.

Investment partnerships affiliated with the Carlyle Group own a significant amount of our voting shares and may have interests that differ from other shareholders and may take actions that are not in the interests of other shareholders.

          Investment partnerships affiliated with the Carlyle Group (collectively, "Carlyle") own approximately 23% of our common shares and are expected to hold approximately             % following the completion of the offering, assuming full exercise of the underwriters' option to purchase additional common shares. Carlyle therefore has significant influence over the outcome of certain matters submitted to a vote of shareholders, including, but not limited to, electing directors, adopting amendments to the N.T. Butterfield & Son Bank Act, 1904 (the "Butterfield Act") and approving corporate transactions. Carlyle currently has the right to designate two persons for nomination for election by the shareholders as members of the Board. Circumstances may occur in which the interests of Carlyle could be in conflict with the interests of other shareholders. Carlyle would have significant influence to cause us to take actions that align with their interests. Should conflicts of interest arise, we can provide no assurance that Carlyle would act in the best interests of our other shareholders or that any conflicts of interest would be resolved in a manner favorable to our other shareholders. We expect to enter into an Amended and Restated Investment Agreement with Carlyle at or prior to the completion of this offering. Under the terms of the Amended and Restated Investment Agreement, Carlyle will have the right to nominate two persons for election by the shareholders as director until our common shares it owns represent less than 10% of our common shares outstanding. If our common shares it owns represent less than 10% but at least 5% of our common shares outstanding, Carlyle will be entitled to nominate one person for election by the shareholders as director.

Holders of our common shares may not receive dividends.

          The dividend policy described under "Dividend Policy" should not be construed as a dividend forecast. Our results of operations and financial condition are dependent on our performance. There can be no assurance that we will declare and pay dividends in the future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and such dividends shall be declared and paid by the Board only out of assets legally available. In determining the amount of any future dividends, factors the Board may take into account include: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the declaration and payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to the Bank and its subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

          Our ability to declare and pay dividends may also depend on the level of distributions, if any, received from our operating subsidiaries. Our operating subsidiaries may be precluded from declaring and paying dividends by various factors, such as their own financial condition, or restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies. The ability of certain of our subsidiaries to upstream funds has been increasingly restricted due to changes in the business and regulatory environments in the jurisdictions in which those subsidiaries operate. In addition, any change in tax treatment of dividends or interest received by us may reduce the level of yield received by our shareholders. Also, while our preference shares are issued and outstanding, we require the BMA's approval for payment of dividends to the holders of our common shares; see "— Regulatory and Tax-Related Risks." As long as we have preference shares issued and outstanding, we are required to obtain the BMA's prior approval for certain activities, including payments of dividends on our common shares, and the interests of the BMA could be in conflict with the interests of our shareholders." For more information see "Dividend Policy."

The issuance of additional shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.

          We may seek to raise capital to fund future acquisitions and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional equity or convertible securities. As a result, existing shareholders could suffer dilution in their percentage ownership.

We could repurchase our shares at price levels considered excessive.

          We repurchase and retire our common shares in accordance with Board-approved share repurchase programs. At March 31, 2016, approximately 6.9 million shares remained available to repurchase under such programs. We have been active in repurchasing and retiring our common shares when alternative uses of excess capital, such as acquisitions, have been limited. We could repurchase our common shares at price levels considered excessive, thereby spending more cash on such repurchases than is deemed reasonable and effectively retiring fewer shares than would be retired if repurchases were effected at lower prices.

Our common shares will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

          Our common shares have traded on the BSX since 1998 and are expected to trade on the NYSE as well as on the BSX following the offering. Trading in our common shares on these markets will take place in different currencies (US Dollars on the NYSE and Bermuda Dollars on the BSX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Bermuda). The trading prices of our common shares on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the BSX could cause a decrease in the trading price of our common shares on the NYSE. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange.

We are a Bermuda company. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

          We are incorporated under the laws of Bermuda. As a result, the rights of holders of our shares will be governed by Bermuda law, including the Companies Act 1981, the Butterfield Act and our bye-laws. Our business is based outside of the United States, a majority of our directors and officers reside outside of the United States and a majority of our assets and some or all of the assets of such persons are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on us or our directors and officers in the United States or to enforce in the United States judgments obtained in the United States courts against us or those persons based on the civil liability provisions of the United States securities laws. In addition, it is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

          We are a Bermuda-based company. As a result, the rights of holders of our common shares will be governed by Bermuda law, including the Companies Act, the Butterfield Act and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In particular, under Bermuda law, the duties of directors and officers of a company are generally owed to the company only, and shareholders do not generally have rights to take action against directors or officers of the company. In addition, class actions and derivative actions are generally not available to shareholders under Bermuda law. See "Description of Share Capital — Shareholder Suits."

          Not only are the laws in Bermuda different from, and sometimes incompatible with, laws in the United States, but the processes by which they are established are also different. If you are not familiar with the Bermudian legislative process and the factors and individuals influencing the political environment, you should not make assumptions about the status of various legal and political issues. The status of laws currently in place, and areas not currently governed, are subject to change. Your interests could be adversely affected if significant regulations are added or deleted from Bermuda's existing statutory framework.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, capital and liquidity requirements, prospects, growth, strategies and the industry in which we operate.

          There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this prospectus, which include, but are not limited to, the following:

  •
  changes in economic and market conditions;

  •
  changes in market interest rates;

  •
  our access to sources of liquidity and capital to address our liquidity needs;

  •
  our ability to attract and retain customer deposits;

  •
  our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

  •
  our ability to successfully execute our business plan and implement our growth strategy;

  •
  our ability to successfully manage our credit risk and the sufficiency of our allowance for credit loss;

  •
  our ability to successfully develop and commercialize new or enhanced products and services;

  •
  damage to our reputation from any of the factors described in this section, in "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations;"

  •
  our reliance on appraisals and valuation techniques;

  •
  our ability to attract and maintain qualified employees and key executives;

  •
  our reliance on third-party vendors;

  •
  our reliance on the effective implementation and use of technology;

  •
  our ability to identify and address cyber-security risks;

  •
  the failure or interruption of our information and communications systems;

  •
  the effectiveness of our risk management and internal disclosure controls and procedures;

  •
  the likelihood of success in, and the impact of, litigation or regulatory actions;

  •
  our ability to comply with regulatory schemes in multiple jurisdictions; and

  •
  the incremental costs of operating as a public company.

          These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

          Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

          Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

 MARKET INFORMATION

          The Bank's common shares have been trading on the Bermuda Stock Exchange under the symbol "NTB.BH" since 1998.

          The following table sets forth for the periods indicated the reported high and low closing sale prices per common share in BM$ and the average daily trading volume on the Bermuda Stock Exchange. The data set forth in this table does not reflect the             -to-one reverse share split of common shares we expect to occur prior to the closing of the offering.

Period	High (BM$)	Low (BM$)	Average Daily Trading Volume (Shares)

Annual
2011	1.60	1.12	26,238
2012	1.33	0.99	61,873
2013	1.50	1.26	41,144
2014	2.05	1.49	57,562
2015	2.10	1.60	24,260
2016 (through May 16, 2016)	1.95	1.60	49,595
Quarterly
First Quarter 2013	1.36	1.26	35,874
Second Quarter 2013	1.50	1.35	54,815
Third Quarter 2013	1.41	1.37	33,800
Fourth Quarter 2013	1.50	1.39	38,566
First Quarter 2014	2.05	1.49	62,030
Second Quarter 2014	2.05	1.97	41,520
Third Quarter 2014	2.00	1.98	69,795
Fourth Quarter 2014	2.00	1.99	54,416
First Quarter 2015	2.10	1.97	44,214
Second Quarter 2015	1.99	1.60	19,210
Third Quarter 2015	1.80	1.65	15,280
Fourth Quarter 2015	2.00	1.75	16,717
First Quarter 2016	1.95	1.60	67,370
Second Quarter 2016 (through May 16, 2016)	1.66	1.60	26,131
Monthly
November 2015	2.00	1.81	20,079
December 2015	2.00	1.86	11,252
January 2016	1.95	1.76	9,183
February 2016	1.80	1.60	14,268
March 2016	1.70	1.65	125,698
April 2016	1.66	1.63	31,631
May 2016 (through May 16, 2016)	1.65	1.60	16,354

 USE OF PROCEEDS

          We expect to receive approximately $          million (or $         , if the underwriters exercise their option to purchase additional common shares in full) of net proceeds from the sale of common shares by us in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, based on an assumed public offering price of $         per common share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

          A $1.00 increase (decrease) in the assumed public offering price of $         per common share would increase (decrease) the estimated net proceeds received by us in this offering by approximately $          million (or $          million, if the underwriters exercise their option to purchase additional common shares in full), assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of         common shares in the number of common shares offered by us would increase (decrease) the estimated net proceeds received by us in this offering by approximately $          million (or $          million, if the underwriters exercise their option to purchase additional common shares in full), assuming that the assumed public offering price of $         per common share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

          We intend to use the net proceeds from the sale of common shares by us in this offering for general corporate purposes.

 DIVIDEND POLICY

Dividend Policy

          Following this offering, we intend to pay         cash dividends on common shares at an initial amount of approximately $        per share.

          Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of the Board and such dividends may be declared and paid by the Board only out of assets legally available therefor. In determining the amount of any future dividends, the Board may take into account: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies, including that as long as we have preference shares issued and outstanding, we are required to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

          On June 22, 2009, the Bank issued 200,000 preference shares. The issuance price was $1,000 per preference share. The preference share principal and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiration of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank may redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference of $1,000 plus any unpaid dividends at the time. Holders of preference shares will be entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of $1,000 per preference share payable quarterly in arrears.

          See "Risk Factors — Risks Relating to the Common Shares — Holders of our common shares may not receive dividends."

Our Historical Dividends

          The following discussion reflects a         -to-one reverse share split of common shares that we expect to effect prior to the closing of the offering. See "Description of Share Capital — Common Shares — Reverse Share Split."

          Since 2013 we have declared and paid dividends on a quarterly basis. During the quarter ended March 31, 2016, we declared a quarterly dividend of $0.01 per common share, paid on March 24, 2016 to shareholders of record on March 11, 2016. During the year ended December 31, 2015, we declared four quarterly dividends and one special dividend totaling $0.05 for each common share on record as of the applicable record dates.

          During the years ended December 31, 2015, 2014 and 2013, we declared the full 8.00% annual cash dividends on our issued and outstanding preference shares. Preference share dividends declared and paid were $14.6 million during 2015 and $14.7 million during 2014. Guarantee fees paid to the Government of Bermuda pursuant to an agreement whereby the Government of Bermuda guaranteed payments as to dividends on certain preference shares were $1.8 million during 2015 and $1.8 million during 2014. For more information regarding the payment of dividends on preference shares and guarantee fees, see "Description of Share Capital — Preference Shares."

          The following table sets forth cash per share dividends paid in respect of our common shares for the periods indicated.

	Year ended December 31,

	2016	2015	2014

(in $, unless otherwise indicated)
Period
First Quarter	0.01	0.02	0.02
Second Quarter		0.01	0.01
Third Quarter		0.01	0.01
Fourth Quarter		0.01	0.01
Total dividends per common share		0.05	0.05

Total dividends per common share as a percentage of earnings per share (in %)		40.8%	30.4%

 CAPITALIZATION

          The table below sets forth our cash and cash equivalents and our capitalization as of December 31, 2015.

          The information below is illustrative only, and assumes an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus. Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

	As of December 31, 2015

	Actual	As Adjusted(1)(8)

(in millions of $,(2) unless otherwise indicated)
Liabilities
Customer deposits	9,168
of which non-interest bearing	1,882
of which interest bearing	7,286
Bank deposits	14
Other liabilities	226
Long-term debt	117

Total liabilities	9,525

Shareholders' equity:
Common share capital	4.7
Preference share capital	—
Additional paid-in capital	1,221
Accumulated deficit	(369)
Less: treasury shares	(16)
Accumulated other comprehensive loss	(90)
Total shareholders' equity	750

Total capitalization	10,276

Regulatory Capital and Capital Ratios(3):
Tier 1 capital(4)	699.3
Tier 2 capital(5)	119.1
Total risk-weighted assets (RWA)(6)	4,304.1
TCE/TA (in %)(7)	5.1
Tier 1 capital ratio (in %)	16.2
Tier 1 common ratio (in %)	12.0
Total capital ratio (in %)	19.0

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $         per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders' equity by approximately $         (or $         , if the underwriters exercise their option to purchase additional common shares in full), assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Proceeds from this offering and other amounts denominated in USD are translated to BMD at an exchange rate of $1.0 = BM$1.0.

(3)
Calculated in accordance with the Basel II framework as adopted by the BMA. Though our regulatory capital in 2015 was determined in accordance with current Basel III guidelines issued by the BMA, we were not required to publish our capital ratios under Basel III until January 1, 2016 as per guidance from the

  BMA. As such, we continued to publish certain ratios under Basel II during 2015. For more information on our capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources."

(4)
Tier 1 capital is comprised of share capital (common and preference shares), the share premium account, retained earnings and other reserves.

(5)
Tier 2 capital is comprised of the Bank's qualifying subordinated notes and the general allowance for credit losses.

(6)
Risk-weighted assets are calculated by assigning a risk weight to each asset and exposure.

(7)
The TCE/TA ratio is a measure to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity — intangible assets — goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. TCE/TA is a non-GAAP financial measure. For more information on non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of non-GAAP Financial Measures."

(8)
Figures as adjusted reflect the pro forma adjustments to remove the effects of the wind-down of the deposit taking, investment management and custody businesses in our UK jurisdiction. See "Unaudited Pro Forma condensed Consolidated Financial Information" elsewhere in this prospectus for further details

DILUTION

          Dilution is the amount by which the portion of the offering price per common share paid by the purchasers of the common shares in this offering exceeds the net tangible book value per common share after the offering. Our net tangible book value as of December 31, 2015 was $699.2 million (which number includes the outstanding preference shares), or $1.11 per common share (before giving effect to the reverse share split). Net tangible book value per common share is determined by dividing our tangible net worth, which equals total tangible assets less total liabilities, by the aggregate number of common shares issued and outstanding.

          After giving effect to the issue and sale by us of the common shares in this offering, at an assumed public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds by us, our net tangible book value as of December 31, 2015 would have been $             , or $             per common share. This represents an immediate increase in net tangible book value to existing shareholders of $             per common share and an immediate dilution to new investors of $             per common share.

          The following table illustrates this per common share dilution:

(in BM$)(1)

Assumed initial offering price per common share
Net tangible book value per common share as of December 31, 2015
Increase in net tangible book value per common share attributable to new investors
Net tangible book value per common share after offering
Dilution per common share to new investors

(1)
Assumed initial offering price per common share, net proceeds from this offering and other amounts denominated in USD are translated to BMD at an exchange rate of US$1.0 = BM$1.0.

          A $1.00 increase (decrease) in the assumed public offering price of $             per common share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net tangible book value per common share after this offering by $             , and the dilution per common share to new investors by $             , assuming the number of common shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of             common shares in the number of common shares offered by us would increase (decrease) the net tangible book value per common share after this offering by $             and decrease (increase) the dilution per common share to new investors by $             , assuming that the assumed initial public offering price of $             per common share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

          Sales by the selling shareholders in this offering will reduce the number of common shares held by             to             , or approximately             % (approximately              or             %, if the underwriters exercise their option to purchase additional common shares in full), and will increase the number of common shares to be purchased by new investors to             , or approximately             %, of the total common shares issued and outstanding after the offering (approximately             , or             %, if the underwriters exercise their option to purchase additional common shares in full).

          Except as explicitly set forth above, the foregoing table and amounts assume no exercise of the underwriters' option to purchase additional common shares.

          Effective upon the completion of this offering, an additional             of the Bank's common shares will be reserved for future issuance under its equity incentive plans. To the extent that new awards are issued under the Bank's equity incentive plans or the Bank issues additional common shares in the future, there may be dilution to investors participating in this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Information

          The following tables present our selected consolidated financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, and as of and for the three-months ended March 31, 2016 and 2015. Our consolidated financial information for the years ended December 31, 2015 and 2014 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our consolidated financial information as of and for the three-months ended March 31, 2016 and 2015 has been derived from, and should be read together with, our unaudited consolidated interim financial statements and the accompanying notes included elsewhere in this prospectus. The financial information provided as of and for the three-months ended March 31, 2016 and 2015 is provided as supplemental information as it was previously published by the Bank. No management discussion and analysis is provided for the three-months ended March 31, 2016 and 2015 because the Bank has not published such information.

          Our selected consolidated financial information in the tables below have been derived from and should be read together with our financial statements prepared in accordance with US GAAP included in this prospectus.

          Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Statement of Operations Data

	For the three- months ended March 31,		For the year ended December 31,

(in millions of $, unless indicated otherwise)	2016	2015	2015	2014	2013	2012	2011

Total interest income	67.0	65.2	262.6	265.1	253.2	244.8	241.5
Total interest expense	4.6	6.4	23.3	26.6	29.4	33.1	39.2

Net interest income before provisions for credit losses	62.3	58.8	239.3	238.5	223.8	211.7	202.2
Provisions for credit losses	0.3	(0.2)	(5.7)	(8.0)	(14.8)	(14.2)	(13.2)

Net interest income after provisions for credit losses	62.7	58.6	233.5	230.4	209.0	197.5	189.1
Total non-interest income	34.5	34.1	140.2	134.8	126.0	128.5	132.3
Total other gains (losses)	(0.2)	1.0	(9.4)	15.7	(8.8)	(26.4)	11.2

Total net revenue	97.0	93.7	364.3	381.0	326.2	299.7	332.7
Total non-interest expense	69.9	65.5	285.2	273.0	262.6	274.9	286.6

Net income before income taxes from continuing operations	27.0	28.2	79.0	108.0	63.5	24.8	46.1
Income tax (expense) benefit	(0.3)	(0.2)	(1.3)	0.2	(0.9)	(5.9)	0.3

Net income from continuing operations	26.8	28.0	77.7	108.2	62.6	18.9	46.4

Net income(1)	26.8	28.0	77.7	108.2	62.6	26.5	47.5

Net income to common shareholders	22.7	23.9	61.2	91.7	45.6	8.5	26.2

Earnings per common share from continuing operations (in US$)(2)
Basic	0.05	0.04	0.13	0.17	0.08	0.01	0.05
Diluted(3)	0.05	0.04	0.12	0.16	0.08	0.01	0.05

Cash Dividends declared per common share (in BM$)	0.01	0.02	0.05	0.05	0.07	0.00	0.00

Dividends declared per preference share (in US$)	20.00	20.00	80.00	80.00	80.00	80.00	80.00

(1)
Net income (loss) attributable to our Barbados operations that was reported as discontinued operations in 2012 amounted to $7.6 million in 2012 and $1.1 million in 2011.

(2)
Figures reflect a             -to-one reverse share split of common shares that the Bank expects to effect prior to the completion of the offering. For more information, see "Description of Share Capital — Common Shares — Reverse Share Split."

(3)
Reflects only "in the money" options and warrants to purchase the Bank's common shares as well as certain unvested share awards, which have a dilutive effect. Warrants issued to the government of Bermuda in exchange for the government's guarantee of the preference shares are not included in the computation of earnings per share because the exercise price was greater than the average market price of the Bank's common shares for the relevant periods. Only share awards and options for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive, and therefore, included in the computation of diluted earnings per share.

Balance Sheet Data

	As of March 31,	As of December 31,

(in millions of $)	2016	2015		2014	2013	2012	2011

Assets
Cash due from banks	1,774.0	2,288.9		2,063.3	1,730.5	1,542.5	1,902.7
Of which cash and demand deposits with banks — non-interest bearing	100.5	110.9		343.1	247.0	216.6	193.9
Of which demand deposits with banks — interest bearing	360.6	378.6		139.2	164.2	150.4	189.9
Of which cash equivalents — interest bearing	1,312.9	1,799.4		1,581.0	1,319.3	1,175.5	1,518.9
Short-term investments	425.2	409.5		394.8	55.0	76.2	20.3
Investment in securities	3,679.4	3,223.9		2,989.1	2,613.6	2,881.7	2,061.6
Of which trading	239.6	321.3		417.4	552.3	771.1	808.4
Of which available-for-sale	2,712.1	2,201.3		2,233.5	1,728.0	1,871.2	1,188.5
Of which held-to-maturity(1)	727.7	701.3		338.2	333.4	239.3	64.8
Loans, net of allowance for credit losses	3,953.3	4,000.2		4,019.1	4,088.2	3,956.0	4,069.4
Premises, equipment and computer software	180.1	183.4		215.1	240.6	243.3	272.5
Accrued interest	22.4	17.5		19.2	19.6	19.0	24.1
Goodwill	22.9	23.5		24.8	7.1	6.9	15.9
Intangible assets	26.2	27.7		33.0	12.0	15.3	30.2
Equity method investments	13.1	12.8		12.8	12.5	18.6	32.6
Other real estate owned	8.5	11.2		19.3	27.4	34.4	27.4
Other assets	80.3	77.1		67.8	64.2	39.0	60.6
Assets of discontinued operations	—	—		—	—	—	307.0	(5)

Total assets	10,185.6	10,275.6		9,858.4	8,870.8	8,833.0	8,824.4

Liabilities
Total customer and bank deposits	8,938.6	9,182.1		8,671.6	7,638.0	7,393.2	7,256.6
Of which customer deposits — Bermuda — non-interest bearing	1,732.7	1,348.9		1,021.4	713.3	664.1	679.5
Of which customer deposits — Bermuda — interest bearing	2,894.2	2,922.8		2,848.7	2,837.7	2,591.2	2,589.5
Of which customer deposits — non-Bermuda — non-interest bearing	190.8	532.9		536.7	299.5	254.7	225.4
Of which customer deposits — non-Bermuda — interest bearing	4,111.8	4,363.1		4,224.8	3,347.1	3,756.8	3,636.6
Of which bank deposits — Bermuda	0.5	0.4		9.5	0.5	88.2	112.1
Of which bank deposits — non-Bermuda	8.6	14.1		30.4	39.7	38.3	13.5
Securities sold under agreement to repurchase	23.5	—		—	25.5	109.0	—
Employee future benefits	122.0	122.1		117.9	89.1	103.1	104.9
Accrued interest	3.4	2.7		4.8	3.8	2.8	7.9
Preference share dividends payable	0.7	0.7		0.7	0.6	0.7	0.7
Payable for investments purchased	92.9	—		—	—	—	—
Other liabilities	100.7	100.5		97.2	104.2	107.0	84.8
Liabilities of discontinued operations	—	—		—	—	—	272.0	(6)
Long-term debt	117.0	117.0		117.0	207.0	260.0	267.8

Total liabilities	9,398.8	9,525.2		9,009.1	8,068.3	7,975.8	7,994.6

Total shareholders' equity(2)	786.9	750.4		849.4	802.6	857.2	829.7

Of which common share capital	4.7	4.7	(5)	5.5	5.5	5.5	5.5
Of which preference share capital(3)	—	—		—	—	—	—
Of which contingent value convertible preference (CVCP) share capital(4)	—	—		0.1	0.1	0.1	0.1

Total liabilities and shareholders' equity	10,185.6	10,275.6		9,858.4	8,870.8	8,833.0	8,824.4

(1)
Fair value of held to maturity debt securities was $701.5 million as of December 31, 2015, $344.0 million as of December 31, 2014, $315.5 million as of December 31, 2013, $244.8 million as of December 31, 2012 and $64.6 million as of December 31, 2011.

(2)
As of December 31, 2015, the number of outstanding awards of unvested common shares 8.3 million (December 31, 2014: 9.7 million, December 31, 2013: 8.6 million, December 31, 2012: 7.2 million and December 31, 2011: 3.8 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) its exercise price, if any, was lower than the average market price of the common shares and were considered dilutive and, therefore, included in the computation of diluted earnings per share.

  Warrants issued to the Government of Bermuda in exchange for the Guarantee of the preference shares, with an exercise price of $3.47 (December 31, 2014: $3.49, December 31, 2013: $3.51, December 31, 2012: $3.61 and December 31, 2011: $3.61). 4.32 million common shares were not included in the computation of earnings per share as of December 31, 2015 (December 31, 2014: 4.30 million, December 31, 2013: 4.30 million, December 31, 2012: 4.20 million, December 31, 2011: 4.20 million) because the exercise price was greater than the average market price of the common shares.

(3)
Preference share capital in all periods presented is $182,863, $182,863, $183,046, $183,606, $195,578 and $200,000 as of March 31, 2016 and December 31, 2015, 2014, 2013, 2012 and 2011, respectively, representing $0.01 par value per share issued and outstanding as of the respective dates.

(4)
All CVCP shares were converted to common shares at a 1:1 ratio on March 31, 2015. See "Description of Share Capital — Preference Shares — Contingent Value Convertible Preference Shares."

(5)
Reflects the repurchase for cancellation of 80,000,000 common shares previously held by Canadian Imperial Bank of Commerce effected on April 30, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Share Buy-Back Program."

(6)
Attributable to our Barbados operations that were reported as discontinued operations in 2012.

Financial Ratios and Other Performance Indicators

          We use a number of financial measures to track the performance of our business and to guide our management. Some of these measures are defined by, and calculated in compliance with, applicable banking regulations, but such regulations often provide for certain discretion in defining and calculating the measures. These measures allow management to review our core activities, enabling us to evaluate relevant trends more meaningfully when considered in conjunction with (but not in lieu of) measures that are calculated in accordance with US GAAP. Non-GAAP measures used in this prospectus are not a substitute for US GAAP measures and readers should consider the US GAAP measures as well.

          The following table shows certain of our financial measures for the periods indicated. Because of the discretion that we and other banks and companies have in defining and calculating these measures, care should be taken in comparing such measures used by us with similarly titled measures of other banks and companies, as such measures may not be directly comparable.

          Many of these measures are non-GAAP financial measures. We believe that each of these measures is helpful in highlighting trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For a reconciliation of the non-GAAP financial measures presented below to the most directly comparable GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures" below.

	For the three- months ended March 31,		For the year ended December 31,

(in %, unless otherwise indicated)	2016	2015	2015	2014	2013	2012	2011

Return on common shareholders' equity(1)	15.4	14.1	10.1	13.7	6.8	1.1	4.1
Core return on average tangible common equity(2)	23.6	15.8	17.6	14.4	9.7	5.8	2.8
Core return on average tangible assets(3)	1.4	1.2	1.1	1.2	0.9	0.6	0.4
Return on assets(4)	1.0	1.2	0.8	1.2	0.7	0.3	0.5
Net interest margin(5)	2.54	2.48	2.48	2.74	2.64	2.66	2.42
Efficiency margin(6)	71.1	69.3	74.0	72.0	74.1	79.3	84.1
Core efficiency ratio(7)	62.5	66.8	66.0	67.7	71.6	78.4	83.6
Fee income ratio(8)	35.5	36.8	37.5	36.9	37.6	39.5	41.2
Tier 1 common ratio(9)	N/A	13.8	12.0	14.6	15.2	14.0	13.1
Tier 1 capital ratio(9)	16.4	17.9	16.2	19.0	19.6	18.5	17.7
Total capital ratio(9)	18.7	20.8	19.0	22.2	23.7	24.2	23.5
Common equity Tier 1 capital ratio(9)(10)	12.4	N/A	10.7	N/A	N/A	N/A	N/A
Leverage ratio(9)(10)	6.5	N/A	6.4	N/A	N/A	N/A	N/A
Tangible common equity/tangible assets(11)	5.5	6.5	5.1	6.2	6.8	7.3	6.6
Tangible total equity/tangible assets(12)	7.3	8.4	6.8	8.1	8.9	9.5	8.9
Non-performing assets ratio(13)	0.7	1.0	0.7	1.0	1.4	1.7	1.6
Non-accrual ratio(14)	1.6	1.8	1.6	1.8	2.5	2.8	2.7
Non-performing loan ratio(15)	1.9	2.6	2.0	2.4	2.8	3.5	3.1
Net charge-off ratio(16)	0.1	0.2	0.2	0.4	0.6	0.4	0.6
Core earnings attributable to common shareholders(17)(87) (in BM$ million)	31.9	24.9	97.4	89.9	59.6	36.9	16.5
Core earnings per common share fully diluted(19) (in BM$)	0.07	0.04	0.19	0.16	0.11	0.07	0.03
Common equity per share(20) (in BM$)	1.29	1.26	1.22	1.22	1.13	1.20	1.14

(1)
Return on common shareholders' equity ("ROE") measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.

(2)
Core return on average tangible common equity ("CROATCE") measures core profitability as a percentage of average tangible common equity. CROATCE is the amount of core income to common shareholders as a percentage of average tangible common equity and is calculated as core earnings to common shareholders / average tangible common equity. Core earnings to common shareholders is net earnings to common shareholders for the full fiscal year (before dividends paid to common shareholders but after dividends to preference shareholders) adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. CROATCE is a non-GAAP financial measure. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(3)
Core return on average tangible assets ("CROATA") is an indicator used to assess the core profitability of average tangible assets and is intended to demonstrate how efficiently management is utilizing its tangible assets to generate core net income. CROATA is calculated by taking the core income to common shareholders as a percentage of average tangible assets and is calculated as core net income attributable to common shareholders / average tangible common equity. Core net income is the net income adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. CROATA is a non-GAAP financial measure. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(4)
Return on assets ("ROA") is an indicator of profitability relative to total assets and is intended to demonstrate how efficient management is at using the assets to generate earnings. The ROA ratio is calculated as net income / average total assets.

(5)
Net interest margin ("NIM") is a performance metric that examines how successful the Bank's investment decisions are compared to its cost of funding assets and is expressed as net interest income as a percentage of average interest-earning assets. NIM is calculated as net interest income before provision for credit losses / average interest-earning assets. Net interest income is the interest earned on cash due from banks, investments, loans and other interest earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The average interest-earning assets is calculated using daily average balances of interest-earning assets.

(6)
Efficiency margin is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The efficiency margin is calculated by taking the non-interest expenses as a percentage of total net revenue before total other gains (losses) and provisions for credit losses and is calculated as (non-interest expense — amortization of intangible assets) / (total non-interest income + net interest income before provision for credit losses). For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(7)
The core efficiency ratio is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The core efficiency ratio is calculated by taking the core non-interest expenses as a percentage of total net revenue before provision for credit losses and other gains and losses and is calculated as (core non-interest expenses — amortization of intangible assets) / (core non-interest income + core net interest income before provision for credit losses). Core non-interest expenses excludes certain items that are included in the financial results presented in accordance with GAAP including income taxes and amortization of intangible assets. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(8)
The fee income ratio is a measure used to determine the proportion of revenues derived from non-interest income sources. The ratio is calculated as non-interest income / (non-interest income + net interest income after provision for credit losses).

(9)
The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Prior to January 1, 2015, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA. Under Basel II, Pillar I, banks must maintain a minimum total capital ratio of 14.46%, inclusive of all capital buffers. In effect, this means that 14.46% of the risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. The tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA. RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the regulator. The Bank follows BCBS guidelines in setting formulas for asset risk weights. The tier 1 common ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and deducts the preference shareholders' equity. Note that the Tier 1 common ratio is calculated in the same manner as the Common Equity Tier 1 ("CET1") ratio discussed below, but differs in its inputs based upon RWA calculations under Basel II versus Basel III.

(10)
Effective January 1, 2015, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. However, the Bank was not required to publish its capital ratios under Basel III until January 1, 2016 as per guidance from the BMA and continued to publish certain ratios under Basel II during 2015. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Under Basel III, banks must maintain a minimum CET1 ratio of 8.1%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure. Under Basel III, banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(11)
The tangible common equity/tangible assets ("TCE/TA") ratio is a measure used to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity — intangible assets — goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(12)
The tangible total equity/tangible assets ("TE/TA") ratio is a measure used to determine how much loss the Bank can absorb before subordinated debt capital is impacted. The TE/TA ratio is calculated as (total shareholders' equity — intangible assets — goodwill) / tangible assets. Tangible assets are the Bank's total assets from continuing operations less intangible assets and goodwill. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

(13)
The non-performing assets ("NPA") ratio is an indicator of the credit quality of the Bank's total assets by expressing the non-performing assets as a percentage of total assets. The NPA ratio is calculated as (gross non-accrual loans — specific allowance for credit losses on non-accrual loans + accruing loans past due 90 days + other real estate owned) / total assets.

(14)
The non-accrual ("NACL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-accrual loans as a percentage of loans. The NACL ratio is calculated as gross non-accrual loans / gross total loans. Note the reference to gross implies the amounts prior to loan allowances for credit losses.

(15)
The non-performing loan ("NPL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-performing loans as a percentage of loans. The NPL ratio is calculated as total gross non-performing loans / total gross loans.

(16)
The net charge-off ("NCO") ratio is an indicator used to assess the net credit loss of the Bank's loan portfolio by calculating the net charge-offs as a percentage of average total loans. The NCO ratio is calculated as net charge-off expense / average total loans. Average total loans is calculated as the average of the month-end asset balances during the relevant period.

(17)
Core net income measures net income on a core basis. Core net income is calculated by adjusting net income for income or expense items which are not core to the operations of our business. Core net income is a non-GAAP financial measure, for a reconciliation of core net income to net income, see "— Reconciliation of Non-GAAP Financial Measures."

(18)
Core earnings attributable to common shareholders ("CEACS") measures profitability attributable to common shareholders on a core basis. CEACS is a non-GAAP financial measure, for a reconciliation of CEACS to net income, see "— Reconciliation of Non-GAAP Financial Measures."

(19)
Core net income per common share — fully diluted measures core profitability attributable to common shareholders on a per share basis. Core net income per common share — fully diluted is a non-GAAP financial measure; for a reconciliation to net income per share, see "— Reconciliation of Non-GAAP Financial Measures."

(20)
Common equity per share is calculated as total common equity / number of common shares issued and outstanding at period end.

Reconciliation of Non-GAAP Financial Measures

          The tables below present computations of earnings and certain other financial measures, which exclude certain significant items that are included in the financial results presented in accordance with GAAP.

          We focus on core net income in many of these measures and ratios, which we calculate by adjusting net income for income or expense items which are not core to the operations of our business, which results in non-core gains, losses and expense measures. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. These non-GAAP financial measures based on core net income are also used by management to assess the performance of the Bank's business because management does not consider the activities related to the adjustments to be indications of ongoing operations. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as that applied by management. Management and the Board utilize these non-GAAP financial measures utilizing core net income as follows:

  •
  Preparation of the Bank's operating budgets;

  •
  Quarterly financial performance reporting; and

  •
  Monthly reporting of consolidated results (management reporting only).

          We calculate core net income attributable to common shareholders by adding preference dividend and guarantee fees and deducting amortization of intangible assets from core net income. We calculate core net income per common share by dividing the core net income attributable to common shareholders by the average number of common shares issued and outstanding during the relevant period.

          The core efficiency ratio (non-GAAP), which is a measure of productivity, is generally calculated as core expenses, which is total expenses excluding non-core expense items, minus amortization of intangible assets divided by core revenue before other gains and losses and provision for credit losses, which excludes non-core revenue items or non-core gains or losses. Management uses this ratio to monitor performance regarding the efficiency of expense management and believes this measure provides meaningful information to investors.

          Tangible common shareholders' equity ratios and tangible total asset ratios have become a focus of some investors in analyzing the capital position of the Bank absent the effects of intangible assets and preference shareholders' equity. Traditionally, the BMA and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, and from January 1, 2016 onwards, CET1, the calculation of which is codified in the Basel II and Basel III framework, respectively, implemented by the BMA. Analysts and banking regulators may additionally assess the Bank's capital adequacy using the tangible common shareholders' equity or tangible total assets measures. Because tangible common shareholders' equity and tangible total assets are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently. Since analysts and banking regulators may assess the Bank's capital adequacy using tangible common shareholders' equity or tangible assets, the Bank believes that it is useful to provide investors the ability to assess the Bank's capital adequacy on this same basis. The Bank calculates tangible common equity and tangible total assets on a daily average basis. The Bank also measures performance relative to core net income over average tangible common shareholders' equity and average tangible assets to monitor performance and efficiency relative to the Bank's capital adequacy.

          We believe the non-GAAP financial measures presented in this prospectus provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

          The following tables provide: 1) a reconciliation of net income (GAAP) to core net income and core net income attributable to common shareholders (non-GAAP), 2) a computation of core net income attributable to common shareholders per common share fully diluted (non-GAAP), 3) a reconciliation of average and total shareholders' equity (GAAP) to average and total equity and average tangible common equity (non-GAAP), 4) a computation of core return to average tangible common equity (non-GAAP), 5) a reconciliation of average total assets (GAAP) to average tangible assets (non-GAAP), 6) a computation of core return on average tangible assets (non-GAAP), 7) a computation of tangible common equity to tangible assets (non-GAAP), 8) a computation of tangible total equity to tangible assets (non-GAAP), 9) a reconciliation of non-interest expenses to core non-interest expenses, 10) a reconciliation of non-interest income (GAAP), and net interest income before provision for credit losses (GAAP) to core revenue before other gains and losses and provision for credit losses (non-GAAP), and 11) a computation of the core efficiency ratio (non-GAAP).

		For the three months ended March 31,		For the year ended December 31,

(in millions of US Dollars, unless otherwise indicated)		2016	2015	2015	2014	2013	2012	2011

Core net income and core net income attributable to common shareholders
Net income	A	26.8	28.0	77.7	108.2	62.6	26.5	47.5
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(1)		—	—	—	(8.7)	—	—	—
Net gain on sale of affiliate(2)		—	—	—	—	(0.4)	(4.2)	(3.2)
Additional consideration from previously disposed of entities(3)		—	—	—	(0.3)	(0.8)	—	—
Impairment of equity method investment(4)		—	—	—	—	3.8	—	—
Realized gain on legal settlement(5)		—	—	—	—	(13.1)	—	—
Realized gain on private equity investment(6)		—	—	—	(1.1)	—	—	—
Income tax refund(7)		—	—	—	(1.0)	—	—	—
Impairment of and gain on disposal of fixed assets (including software)(8)		—	(0.2)	5.1	2.0	—	14.5	—
Impairment of goodwill and intangible assets(9)		—	—	—	—	—	18.6	—
Change in unrealized (gains) losses on certain investments(10)		—	(1.2)	0.7	(9.9)	15.6	(0.9)	(7.0)
Deferred tax valuation allowance and tax adjustments(11)		—	—	—	—	—	5.0	—
Adjustment to holdback payable for a previous business acquisition(12)		0.9	—	—	1.2	—	—	—
Total net gains from discontinued operations(13)		—	—	—	—	—	(8.0)	(1.1)

Total non-core (gains) losses	B	0.9	(1.4)	5.8	(17.8)	5.1	25.0	(11.3)
Non-core expenses
Early retirement program, redundancies and other one-off compensation costs(14)		1.3	0.8	8.2	2.7	8.9	2.2	1.6
Onerous leases(15)		—	—	—	—	—	0.8	—
Tax compliance review costs(16)		0.6	1.6	3.8	10.2	—	—	—
Provision in connection with ongoing tax compliance review(17)		0.7	—	4.8	—	—	—	—
Business acquisition costs(18)		1.2	—	1.0	3.1	—	—	—
Restructuring charges and related professional service fees(19)		4.5	—	2.5	—	—	—	—
Investigation of an international stock exchange listing costs(20)		—	—	10.1	—	—	—	—
Total expenses from discontinued operations(13)		—	—	—	—	—	0.4	—

Total non-core expenses	C	8.3	2.4	30.4	16.0	8.9	3.4	1.6

		For the three months ended March 31,				For the year ended December 31,

(in millions of US Dollars, unless otherwise indicated)		2016		2015		2015	2014	2013	2012	2011

Total non-core items		9.2		1.0		36.2	(1.8)	14.0	28.4	(9.7)

Core net income	D=A+B–C	36.0		29.0		113.9	106.4	76.6	54.9	37.8

Dividends and guarantee fee of preference shares		(4.1)		(4.1)		(16.5)	(16.5)	(17.0)	(18.0)	(21.3)

Core net income attributable to common shareholders(21)	E	31.9		24.9		97.4	89.9	59.6	36.9	16.5

Average tangible common equity
Average shareholders' equity		772.4		869.3		791.8	849.4	821.1	874.7	834.7
Less: average goodwill and intangible assets		(49.5)		(56.3)		(54.8)	(42.1)	(20.0)	(42.0)	(53.1)

Average tangible total equity		722.8		813.0		737.0	807.3	801.1	832.8	781.6
Less: average preference shareholders' equity		(182.9)		(183.0)		(182.9)	(183.4)	(189.3)	(199.6)	(200.0)

Average tangible common equity	F	540.0		630.0		554.1	624.0	611.8	633.2	581.6

Core return on average tangible common equity	E/F	23.6	%(22)	15.8	%(22)	17.6%	14.4%	9.7%	5.8%	2.8%

Core earnings per common share fully diluted
Adjusted weighted average number of diluted common shares (in thousands)	G	474.0		556.6		500.0	556.5	553.6	556.4	555.6

Core earnings per common share fully diluted	E/G	0.07		0.04		0.19	0.16	0.11	0.07	0.03

Core return on average tangible assets
Average tangible assets
Total average assets		10,243.3		9,859.0		9,967.5	9,268.9	9,016.5	8,658.8	9,307.8
Less: average goodwill and intangible assets		(49.5)		(56.3)		(54.8)	(42.1)	(20.0)	(42.0)	(53.1)

Average tangible assets	H	10,193.8		9,802.7		9,912.7	9,226.8	8,996.6	8,616.8	9,254.6

Core return on average tangible assets	D/H	1.4	%(22)	1.2	%(22)	1.1%	1.2%	0.9%	0.6%	0.4%

Tangible Equity to Tangible Assets
Tangible common equity
Shareholders' equity		786.9		871.5		750.4	849.4	802.6	857.2	829.7
Less: goodwill and intangible assets		(49.1)		(54.7)		(51.1)	(57.9)	(19.1)	(22.3)	(46.1)

Tangible total equity	I	737.7		816.8		699.2	791.5	783.4	834.9	783.6
Less: preference shareholders' equity		(182.9)		(182.9)		(182.9)	(183.0)	(183.6)	(195.6)	(200.0)

Tangible common equity	J	554.9		633.9		516.4	608.5	599.8	639.3	583.6
Tangible assets
Total assets		10,185.6		9,800.3		10,275.6	9,858.4	8,870.8	8,833.0	8,824.4
Less: goodwill and intangible assets		(49.1)		(54.7)		(51.1)	(57.9)	(19.1)	(22.3)	(46.1)

Tangible assets	K	10,136.5		9,745.6		10,224.4	9,800.6	8,851.7	8,810.7	8,778.3

Tangible common equity to tangible assets	J/K	5.5%		6.5%		5.1%	6.2%	6.8%	7.3%	6.6%

Tangible total equity to tangible assets	I/K	7.3%		8.4%		6.8%	8.1%	8.9%	9.5%	8.9%

Efficiency ratio
Non-interest expenses		69.9		65.5		285.2	273.0	262.6	274.9	286.6
Less: Amortization of intangibles		(1.1)		(1.1)		(4.4)	(4.3)	(3.4)	(5.0)	(5.4)

Non-interest expenses before amortization of intangibles	L	68.9		64.4		280.8	268.7	259.3	269.9	281.3
Non-interest income		34.5		34.1		140.2	134.8	126.0	128.5	132.3
Net interest income before provision for credit losses		62.3		58.8		239.3	238.5	223.8	211.7	202.2

Net revenue before other gains and losses	M	96.9		92.9		379.5	373.3	349.8	340.2	334.6

Efficiency ratio	L/M	71.1%		69.3%		74.0%	72.0%	74.1%	79.3%	84.1%

		For the three months ended March 31,		For the year ended December 31,

(in millions of US Dollars, unless otherwise indicated)		2016	2015	2015	2014	2013	2012	2011

Core efficiency ratio
Core non-interest expenses
Non-interest expenses		69.9	65.5	285.2	273.0	262.6	274.9	286.6
Less: non-core expenses	(C)	(8.3)	(2.4)	(30.4)	(16.0)	(8.9)	(3.4)	(1.6)
Less: amortization of intangibles		(1.1)	(1.1)	(4.4)	(4.3)	(3.4)	(5.0)	(5.4)

Core non-interest expenses before amortization of intangibles	O	60.6	62.0	250.4	252.7	250.3	266.5	279.6
Core revenue before other gains and losses and provision for credit losses	M	96.9	92.9	379.5	373.3	349.8	340.2	334.6

Core efficiency ratio	O/M	62.5%	66.8%	66.0%	67.7%	71.6%	78.4%	83.6%

Net charge-off ratio
Loan Charge-offs	P	2.8	6.6	6.6	15.5	23.7	17.8	23.5
Average total loans	Q	4,012.6	4,032.3	4,026.7	4,075.0	4,022.9	4,036.0	3,952.1

Net charge-off ratio	P/Q	0.1%	0.2%	0.2%	0.4%	0.6%	0.4%	0.6%

(1)
Reflects a gain realized on the sale of the Avenir pass-through note, our last remaining structured investment, in 2014.

(2)
In 2013, reflected the sale of our 30% interest in Freisenbruch-Meyer Insurance Ltd., a Bermuda-based insurance company; in 2012, reflected the sale of our 27.8% interest in Island Heritage Holdings Ltd., a Cayman-based insurance company; in 2011, reflected the sale of our 36% interest in Butterfield Fulcrum Group Limited.

(3)
In 2014 and 2013, reflected the relevant portion of proceeds from the sale of our interest in Island Heritage Holdings Ltd. effected in 2012.

(4)
In 2013, reflected an impairment loss on the adjustment of the carrying value of our investment in Philips Holdings, an equity method investment, to its fair value.

(5)
Reflected a legal settlement from a class action lawsuit which we were party to relating to a previously disposed of investment reached by us in the second quarter of 2013.

(6)
Reflected a realized gain on the disposal of one of our investments in a private equity holding in the second quarter of 2014.

(7)
In 2014, reflected a tax refund granted by the Guernsey tax authorities for the deduction on the costs of installation on a new IT system.

(8)
In the first quarter of 2015, reflected a gain on sale on properties previously classified as fixed assets. In 2015, reflected impairment write-downs on the core banking system in the UK related to the orderly wind down of the deposit taking, investment management and custody businesses; in 2014, represented write-downs on properties adjusting the recorded value to the market value; in 2012, represented write-down on properties adjusting the recorded value to the market value and an $8.0 million write-down resulting from the reclassification of certain properties in Bermuda from being used for our own operations to held-for-sale.

(9)
In 2012, reflected the full impairment of goodwill and intangible assets attributable to the United Kingdom and The Bahamas.

(10)
In each of the periods reflected a determination in 2015 that certain investments classified in AFS for operations in Guernsey and the UK should have been classified as trading securities since 2011.

(11)
In 2012, reflected management's estimate of taxable income attributable to our UK operations and their ability to utilize deferred tax assets.

(12)
In the first quarter of 2016, reflected an adjustment to the holdback payable for the acquisition of Legis due to continued strong revenue from legacy clients. In 2014, reflected the initial estimated holdback payable for the acquisition of Legis.

(13)
In 2012 and 2011, reflected net income attributable to our Barbados operations that was classified as discontinued operations in 2012.

(14)
In each of the periods reflected incentive packages for redundancies, optional early retirement packages and other compensation costs offered to eligible employees.

(15)
In 2012, reflected the excess of actually received lease and sublease payments in the regular course of business compared to the expected receipts.

(16)
In each of the periods reflected costs associated with a review and account remediation exercise to determine the compliance status of US person account holders linked to the publically announced so called Jon Doe Summonses issued to six US financial institutions with which the Bank had correspondent banking relationships with in November 2013 by the US Attorney's Office for the Southern District of New York.

(17)
In 2015 and the first quarter of 2016, reflected a provision associated with the aforementioned review and account remediation exercise references in the above footnote. Although the Bank is unable to determine the amount of financial consequences, fine and/or penalties resulting from this tax compliance review, this reflects a provision which management believes to be appropriate.

(18)
In 2015 and the first quarter of 2016, reflected professional costs relating to the acquisition of the Bermuda Trust Company Ltd and the private banking investment management of operations of HSBC Bank Bermuda Limited; in 2014, reflected professional costs relating to the acquisitions of Legis and of select deposits and loans from HSBC Bank Cayman Limited.

(19)
In 2015 and the first quarter of 2016, reflected costs associated with the orderly wind down of the deposit taking, investment management and custody businesses of Butterfield Bank (UK) Limited which included staff redundancy expenses and professional fees.

(20)
In 2015, reflected professional and legal fees related to the investigation of an international stock exchange listing for the Bank's common shares

(21)
Premium paid on preference shares bought back was not adjusted as management views the transaction as non-core.

(22)
Annualized for periods less than one year.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

          The following statements set forth unaudited pro forma condensed consolidated financial data is presented to illustrate the UK OWD and the Offering as of December 31, 2015 and for the year ended December 31, 2015.

          The unaudited pro forma condensed consolidated financial data as of and for the year ended December 31, 2015 is based on our historical consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma adjustments are based on available information and assumptions that management believes are reasonable. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2015 are presented on a pro forma basis to give effect to (i) the exit of the deposits taking operations in our United Kingdom segment, (ii) the exit of the investments management and custody operations of our United Kingdom segment and (iii) the issuance of the shares of our common shares in this offering and the subsequent use of proceeds if they occurred on December 31, 2015 for balance sheet adjustments and January 1, 2015 for statements of operations adjustments.

          The unaudited pro forma condensed consolidated financial information is based on the historical consolidated financial position and results of the Bank. The following unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the Bank's historical consolidated financial statements and related notes thereto included in this prospectus.

          The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the UK OWD and the Offering and are presented for illustrative purposes only. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the UK OWD and the Offering taken place on the dates indicated, or that may be expected to occur in the future.

          Except as otherwise indicated, the unaudited pro forma condensed consolidated financial data presented assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us.

          The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments are based on available information and assumptions that we believe are reasonable. Such adjustments are estimates and are subject to change. Actual results may be materially different from the pro forma information presented herein.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions of $ except share and per share data)	Butterfield Historical	UK Orderly Wind-down Adjustments		Total	Offering Adjustments		Pro forma as at December 31, 2015

Assets
Cash and due from banks	2,288.9	(598.1)	2a)	1,690.8		2e)	1,690.8
Short-term investments	409.5	—		409.5			409.5
Investment in securities	3,223.9	—		3,223.9			3,223.9
Loans, net of allowance for credit losses	4,000.2	—		4,000.2			4,000.2
Premises, equipment and computer software	183.4	—		183.4			183.4
Accrued interest	17.5	—		17.5			17.5
Goodwill	23.5	—		23.5			23.5
Intangible assets	27.7	—		27.7			27.7
Equity method investments	12.8	—		12.8			12.8
Other real estate owned	11.2	—		11.2			11.2
Other assets	77.1	—		77.1		2d)	77.1

Total assets	10,275.6	(598.1)		9,677.5			9,677.5

Liabilities
Total deposits	9,182.1	(598.1)	2a)	8,584.1			8,584.1
Employee benefit plans	122.1	—		122.1			122.1
Accrued interest	2.7	(0.7)	2b)	2.0			2.1
Preference share dividends payable	0.7	—		0.7			0.7
Other liabilities	100.5	(1.0)	2c)	99.5			97.3
Total other liabilities	226.1	(1.7)		224.4			222.2
Long-term debt	117.0	—		117.0			117.0

Total liabilities	9,525.2	(599.8)		8,925.4			8,923.2

				—
Total shareholders' equity	750.4	1.7	2b)c)	752.1		2d)e)	754.3

Total liabilities and shareholders' equity	10,275.6	(598.1)		9,677.5			9,677.5

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in millions of $ except share and per share data)	Butterfield Historical	UK Orderly Wind-down Adjustments		Total	Offering adjustments	Pro forma as at December 31, 2015

Non-interest income
Asset management	18.9	(2.8)	3a)	16.1		16.1
Banking	35.2	(0.8)	3b)	34.4		34.4
Foreign exchange revenue	31.9	(1.5)	3c)	30.4		30.4
Trust	40.3	—		40.3		40.3
Custody and other administration services	9.5	(0.7)	3d)	8.8		8.8
Other non-interest income	4.4	—		4.4		4.4

Total non-interest income	140.2	(5.8)		134.4		134.4

Interest income
Total interest income	262.6	—		262.6		262.6
Interest expense				—
Total interest expense	23.3	(4.6)	3e)	18.7		18.7

Net interest income before provision for credit losses	239.3	4.6		243.9		243.9
Provision for credit losses	(5.7)	—		(5.7)		(5.7)

Net interest income after provision for credit losses	233.5	4.6		238.1		238.1
Total other gains (losses)	(9.4)	5.1	3f)	(4.4)		(4.4)

Total net revenue	364.3	(3.9)		368.1		368.1
Non-interest expense
Salaries and other employee benefits	134.9	(6.6)	3g)	128.3		128.3
Technology and communications	57.1	—		57.1		57.1
Property	21.5	—		21.5		21.5
Professional and outside services	27.6	—		27.6		27.6
Non-income taxes	13.9	—		13.9		13.9
Amortization of intangible assets	4.4	—		4.4		4.4
Marketing	3.9	—		3.9		3.9
Restructuring costs	2.2	(2.2)	3h)	2.2		2.2
Other expenses	19.7	—		19.7		19.7

Total non-interest expense	285.2	(8.8)		276.5		276.5

Net income before income taxes	79.0	12.7		91.7		91.7
Income tax benefit (expense)	(1.3)	—		(1.3)		(1.3)

Net income	77.7	12.7		90.4		90.4

Earnings per common share
Basic earnings per share	0.13					0.15
Diluted earnings per share	0.12					0.15
Weighted average common shares outstanding
Basic common shares outstanding	489,221	—		489,221	—	489,221
Diluted common shares outstanding	500,028	—		500,028	—	500,028

Note 1 — Basis of Pro Forma Presentation

          In early 2016, the Bank announced the plan to commence an orderly wind down of the deposit taking and investment management and custody businesses of our United Kingdom segment. The accompanying unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations is based upon historical financial information and has been adjusted to reflect (i) the exit of the deposits taking operations in our United Kingdom segment, (ii) the exit of the investments management and custody operations of our United Kingdom segment and (iii) the issuance of the shares of our common stock in this offering and the subsequent use of proceeds.

          The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to unaudited pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statements of operations, are expected to have a continuing impact on the results of operations.

Note 2 — Unaudited Pro Forma Condensed Consolidated Pro Forma Balance Sheet Adjustments

a)
This adjustment is to reflect the adjustment to repay customer deposits and bank deposits by utilizing cash due from banks in our United Kingdom segment.

b)
To reflect interest payable on customer deposits from our United Kingdom segment.

c)
This adjustment is to reflect the elimination of administrative and operating liabilities directly attributable to the United Kingdom segment.

d)
We have been deferring certain costs in our historical financial statements directly associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. These costs directly associated with this offering were incurred subsequent to December 31, 2015. Upon completion of this offering, approximately $             of deferred costs will be reversed out of other assets and charged against the proceeds from this offering as a reduction to additional paid-in capital. The total amount of estimated offering expenses is $           .

e)
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions but before estimated offering expenses, will be approximately $           , based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $             after deducting underwriting discounts and commissions but before estimated offering expenses.

Assumed initial public offering price per common share	—
Common shares issued in this offering	—
Gross proceeds	—
Less: underwriting discounts and commissions	—
Less: offering expenses (including amounts previously deferred)	—

Net cash proceeds

Note 3 — Unaudited Pro Forma Condensed Consolidated Pro Forma Statement of Operations Adjustments

a)
This adjustment reflects the elimination of asset management fees earned by our United Kingdom segment.

b)
This adjustment reflects the elimination of banking fees generated from our United Kingdom segment.

c)
This adjustment reflects the elimination of foreign exchange revenue earned by our United Kingdom segment.

d)
This adjustment reflects the elimination of custody fees earned by our United Kingdom segment.

e)
This adjustment reflects the elimination of interest expense that was incurred on outstanding deposits in our United Kingdom segment.

f)
This adjustment reflects the elimination of the impairment that was on the core banking system in the United Kingdom segment that was incurred in the fiscal year ended December 31, 2015.

g)
These adjustments reflect the elimination of operating and administrative expenses of our United Kingdom segment.

h)
This adjustment reflects the elimination of nonrecurring professional fees and services incurred in connection with the UK OWD that were incurred during the period.

i)
There was no adjustment to income tax expense as any income tax provision would be offset by a valuation allowance.

Note 4 — Unaudited Pro Forma Net Income (Loss) Per Share Attributable to Common Shareholders

          Pro forma basic net income (loss) per share attributable to common shareholders is calculated by dividing net income (loss) attributable to common shareholders by the number of weighted average common shares outstanding.

(in millions of $, except share and per share data)	December 31, 2015

Net income	90.4
Less: Preference dividends declared and guarantee fee	(16.5)
Less: Premium on preference share buyback	—

Net income attributable to participating shares	73.9
Less: Dividend paid on common shares	(24.7)
Less: Dividend paid on contingent value convertible preference shares	(0.1)

Undistributed earnings attributable for participating shares	49.1

	Common shares	CVCP

Basic Earnings Per Share
Weighted average number of shares issued	498,415	1,594
Weighted average number of common shares held as treasury stock	(10,788)	N/A

Adjusted weighted average number of participating shares outstandings (in thousands)	487,627	1,594

Allocation of undistributed earnings — Basic	48.9	0.2
Distributed earnings per share	0.05	0.02
Undistributed earnings per share	0.10	0.10

Basic Earnings Per Share	0.15	0.12

	Common shares	CVCP

Diluted Earnings Per Share
Adjusted weighted average number of participating shares outstandings	487,627	1,594
Net dilution impact related to options to purchase common shares	4,718	N/A
Net dilution impact related to awards of unvested common shares	6,089	N/A
Adjusted weighted average number of diluted participating shares outstanding (in thousands)	498,434	1,594

Allocation of undistributed earnings — Diluted	48.9	0.2
Distributed earnings per share	0.05	0.05
Undistributed earnings per share	0.10	0.10

Diluted Earnings Per Share	0.15	0.15

BUSINESS

Overview

          We are a full service community bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through six geographic segments: Bermuda, the Cayman Islands, Guernsey, The Bahamas, Switzerland, and the United Kingdom. We offer community banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer both community banking and wealth management. In our Guernsey, Bahamas, and Switzerland segments, we offer wealth management. In our United Kingdom segment, we offer residential property lending.

          For the year ended December 31, 2015, we generated $379.5 million in Net Revenue, with 54% from our Bermuda segment, 28% from our Cayman Islands segment, 11% from our Guernsey segment, 5% from our United Kingdom segment, and 1% from each of our Bahamas and Switzerland segments. As of December 31, 2015, we had $10.3 billion in total assets, $4.0 billion in loans, $9.2 billion in customer deposits, $81.8 billion of AUA, and $3.6 billion of AUM.

          In our Bermuda and Cayman Islands segments, our community bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit card suite, merchant acquiring, mobile / online banking, and cash management. With seven branches and 46 ATMs, we have a 39% BMD deposit market share in Bermuda and a 35% local deposit market share in the Cayman Islands as of December 31, 2015 based on data from the BMA and the CIMA, respectively. We were named "Bermuda Bank of the Year" and "Cayman Bank of the Year" in 2013, 2014, and 2015 by The Banker and "Best Developed Market Bank in Bermuda" by Global Finance in 2015 and 2016.

          In all of our segments except the United Kingdom, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management. The wealth management business has received a number of industry awards from Euromoney, the STEP, Citiwealth, PWM/The Banker, and Global Finance, including "Trust Company of the Year" at the STEP Private Client Awards in 2015 and "Best Private Bank 2015, Bermuda" by both PWM/The Banker and Global Finance in 2015.

          The trust business line, which utilizes specialists in each of our geographic areas, meets client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets, and art. As of December 31, 2015, trust AUA totaled $81.8 billion. Our recent acquisition of HSBC's Bermuda trust business increased our trust AUA to over $100 billion.

          Our private banking business line offers access to a suite of services that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Guernsey segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with immediate access to their account information through the use of internet banking. Our target market is comprised of high net worth individuals, trusts, and family offices. As of December 31, 2015 total deposits and loans in our private banking business were $1.2 billion and $620 million, respectively.(1)

          Our asset management business line provides a broad range of portfolio management services to institutional and private clients. Our target client base includes institutions such as pension funds and captive insurance companies with investable assets over $10 million and private clients such as high net worth individuals, families, and trusts with investable assets over $1 million. Our principal services include discretionary investment management, managed portfolio services, money market, and mutual fund offerings. We also offer advisory and self-directed brokerage options. Over 90% of the business's discretionary investment mandates call for balanced growth to conservative allocations. We focus on delivery of reasonable appreciation with an emphasis on capital preservation. The Bank relies on well-recognized and leading third parties to provide research and investment management expertise, while our own services are concentrated on portfolio construction and managing client relationships. We also provide customized reporting to meet specific needs of our major clients. As of December 31, 2015 our asset management AUM were $3.6 billion.

          Since 2011, we have grown Core ROATCE every year.(2) These results were achieved despite a low interest rate environment. We attribute this financial performance to our strong market position in community banking across our Bermuda and Cayman Islands segments, strong operating discipline, conservative balance sheet deployment, and ability to grow our award-winning wealth management business. Our earnings generation has allowed us to build capital to return to shareholders, and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our company. We aim to continue to build excess capital in the future, which we can continue to redeploy into growing the business and returning capital to shareholders.

          The following charts show the trajectory of our performance from 2011 to 2015:

(1)
Excludes the balances held, managed, or administered by the deposit-taking and investment management and custody business of Butterfield Bank (UK) Limited, which is being wound down and is anticipated to be closed by the end of 2016.

(2)
Core ROATCE is a non-GAAP financial measure that is calculated by dividing core earnings to common shareholders by average tangible common equity. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(3)
Core Earnings to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be core to the operations of our business and deducting dividends payable to preferred shareholders. For a reconciliation of Core Earnings to Common to GAAP net income attributable to common shareholders, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

(4)
Core earnings per common share fully diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by weighted average shares outstanding. For a reconciliation of Core earnings per common share fully diluted to GAAP earnings per share, see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures."

Our History

          Our origins trace back to 1758, to the founding of the trading firm of Nathaniel Butterfield. In 1858, our company was established as a bank in Bermuda and has been instrumental to the local economy ever since. The bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international business began contributing substantially to Bermuda's economy, we developed services to meet their needs. In 1967, we opened offices in the Cayman

Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to Sterling after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we have a long history of innovating financial services on the island: we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1998, we listed on the Bermuda Stock Exchange under the ticker NTB.BH.

          In 2008 and 2009, as a result of the global financial crisis, we realized losses attributable primarily to US non-agency mortgage backed securities in our investment portfolio, as well as write-downs on local market hospitality loans. To raise capital to offset these losses, the Bank executed a $200 million preference share offering in June 2009. In 2009 and 2010, we implemented a comprehensive restructuring plan for the Company: we hired a new management team, de-risked our balance sheet, and raised $550 million of common equity from a group of investors that included The Carlyle Group and CIBC, as well as existing shareholders. As part of the transaction, we launched a rights offering of $130 million on April 12, 2010, so as to allow the pre-transaction shareholders to participate in the recapitalization of the Company. The rights offering, which closed on May 12, 2010, was fully subscribed to, and the proceeds were used to repurchase shares from the recapitalization investors. As a result, the recapitalization investors' total investment was reduced to $420 million.

          Since our restructuring, we have pursued a strategy to focus on our core strengths in community banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exits of non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have significantly improved our financial results including growing Core Earnings to Common every year since 2011 and have been able to initiate a capital return policy for investors. The following items were key steps in executing our strategy:

  •
  In 2010, we sold our operations in Hong Kong and Malta, and in 2012, we sold our operations in Barbados as they were no longer consistent with our strategy.

  •
  In 2010, we sold $820 million of asset-backed securities to cleanse our investment portfolio.

  •
  In 2013, we implemented an annual cash dividend of $0.04 per year plus a $0.01 per year special dividend.

  •
  In 2014, we completed two acquisitions, which allowed us to both expand and complement our existing business lines: Legis Group Holdings' Guernsey-based trust and corporate services business as well as a significant portion of HSBC's corporate and retail banking business in the Cayman Islands.

  •
  In April 2015, CIBC sold its 19% ownership stake. We repurchased and retired 80 million shares for a total of $120 million, and The Carlyle Group purchased CIBC's remaining 23 million shares and subsequently sold them to other existing investors.

  •
  In December 2015, we repositioned our balance sheet to better match the duration of our assets and liabilities and to reclassify a portion of our AFS portfolio to HTM.

  •
  In February 2016, we commenced an OWD of our UK operations. We intend to exit our private banking and asset management operations in our UK segment, but retain our UK high net worth mortgage lending business. The OWD is expected to be completed by the end of 2016 and to release capital that we intend to invest in other areas of our business.

    See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

  •
  In April 2016, we completed an acquisition of HSBC's Bermuda trust business and private banking investment management operations that added $1.6 billion of deposits to our balance sheet. As part of the transaction, HSBC also entered into an agreement to refer its existing private banking clients to Butterfield.

Our Markets

          Our two largest segments are Bermuda and the Cayman Islands. As of December 31, 2015, 50% of our total assets were held by our Bermuda segment and 32% by our Cayman Islands segment. Bermuda is our largest jurisdiction by number of employees, and we are the country's largest independent bank. In both segments, we have a retail banking, corporate banking, and wealth management presence. In three of our other four segments, we provide wealth management including trust, private banking, and asset management for our global client base. As of December 31, 2015, our Bermuda segment had $5.1 billion of assets and $2.1 billion of AUM, and our Cayman Islands segment had $3.3 billion of assets and $0.9 billion of AUM.

          The chart below provides the geographic distribution of our Net Revenue for the 12 months ended December 31, 2015.

          Bermuda is a leading international financial center and a global hub for the property & casualty reinsurance industry. According to a 2015 report from the Federal Insurance Office of the US Department of the Treasury, Bermuda is the domicile for 15 of the world's 40 largest reinsurance groups and accounts for 11% of global reinsurance premiums written and 15% of global property & casualty reinsurance premiums written. Bermuda is also a hub for the captive insurance market, with approximately 750 captive insurers according to a 2015 report by the Bermuda Monetary Authority. Home to a population of approximately 66,000, the country had the second highest GDP per capita income in the world in 2015 at approximately $92,500 and a nominal GDP of $5.7 billion according to The Economist.

          The Cayman Islands is the leading domicile for hedge funds globally. As of March 2016, there were 10,965 funds registered in the Cayman Islands with 107 fund administrators according to CIMA. We hold business relationships with approximately 650 funds, fund administrators, and related entities. Home to a population of approximately 59,000, the country had a 2015 GDP per capita of approximately $59,400 and a nominal GDP of $3.6 billion according to The Economist.

          The chart below highlights the relative position of Bermuda and the Cayman Islands compared to the US and UK based on several macroeconomic factors:

Comparison of Selected 2015 Macroeconomic Indicators(1)

	Bermuda	Cayman Islands	USA	UK

GDP per Capita ($000's)	$92.5	$59.4	$55.9	$44.2
Unemployment	7.0%	4.2%	5.3%	5.4%
Consumer Price Inflation	1.4	(2.9)	0.1	0.1

(1)
Source: The Economist, 2015 Bermuda Labour Force Survey Executive Report, and The Cayman Islands' Labour Force Survey Report Fall 2015.

          The international trust market is primarily concentrated in select jurisdictions, including Bermuda, the Cayman Islands, Guernsey, Hong Kong, Jersey, Singapore, and Switzerland. The leading international trust law firms serve as key introducers of clients to Butterfield and are the primary source of new business. Trust clients often hold assets that are international in nature, and as a result, performance of trust businesses is not generally linked to performance of the domestic economies where clients are served.

          The private banking market in Bermuda, the Cayman Islands, and Guernsey is composed largely of resident high net worth individuals meeting minimum deposit and/or loan thresholds. Clients are introduced to the private bank through Butterfield's retail banking operation upon reaching the appropriate deposit or loan threshold, Butterfield's trust and asset management arms, as well as through external introducers. Although locally based, private banking clients often hold international assets, and as a result, business performance is not necessarily correlated to the domestic economies where clients are served.

          Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As of December 31, 2015, 59% of our AUM was in Bermuda, 24% was in the Cayman Islands, 11% was in Guernsey, and 6% was in the United Kingdom, which we are exiting as part of our OWD. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our Competitive Strengths

Strong Leadership with Deep Knowledge of Our Domestic and International Markets

          Our management team has extensive and varied experience managing banking and financial services firms. We believe that our management team's reputation and performance track record gives us an advantage in executing our organic growth and acquisition strategies.

Name	Title	Joined Butterfield	Prior Experience	Years of Experience

Michael Collins	Chief Executive Officer	2009	COO of HSBC Bermuda	30
Michael Schrum	Chief Financial Officer	2015	CFO of HSBC Bermuda	21
Daniel Frumkin	Chief Risk Officer	2010	CRO of Retail Banking at RBS	29
Robert Moore	Head of Trust	1997	Senior Manager of International Private Banking with Lloyds	37
Michael Neff	Head of Asset Management	2011	Global Head of Wealth Management at RiskMetrics	28

          In addition to his role as CEO, Michael Collins serves as a member of our Board of Directors. Barclay Simmons, our Non-Executive Chairman since 2015, joined Butterfield's Board of Directors in 2011 and was named Vice Chairman in 2012. We have eight additional non-executive directors, who bring to the Bank a diverse array of experiences in the financial services industry from across the globe.

Leading Community Bank in Highly Affluent Markets

          We are a leading community bank in Bermuda with a 39% market share in BMD deposits and a 36% market share in BMD loans, respectively, as of December 31, 2015 (Source: BMA). In the Cayman Islands, we have a 35% market share in local deposits and a 25% market share in local mortgages as of December 31, 2015 (Source: CIMA). Our market share, scale, history, and brand in Bermuda and the Cayman Islands have enabled us to achieve our strategic objectives, including attaining significant economies of scale, lending at attractive margins, attracting low cost deposits, and growing our wealth management business, all of which have driven our earnings and profitability growth.

Sticky Deposit Base

          Our relationship-driven business model has allowed us to develop a sticky deposit base with historically low funding costs. From 2011 to 2015, customer deposits have grown at a CAGR of approximately 7% in Bermuda and 15% in the Cayman Islands, taking into account the HSBC Cayman acquisition in November 2014 that added $500 million of new deposits. In April 2016, our acquisition of HSBC's Bermuda trust business and private banking investment management operations added $1.6 billion of new deposits. As of December 31, 2015, we had $9.2 billion in deposits at a cost of 0.21%, of which 20% were non-interest bearing demand deposits, 63% were interest bearing demand deposits with a weighted-average cost of 0.10%, and 17% were term deposits with a weighted-average cost of 0.76% and an average maturity of 126 days. We believe the deposit markets in Bermuda and the Cayman Islands have significant barriers to entry, which we expect will allow us to continue to benefit from favorable deposit pricing.

          The following chart shows customer deposit trends for 2011 to 2015:

Conservatively Managed, Attractive Asset Portfolio

          Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as of December 31, 2015:

          As of December 31, 2015, 22% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, certificates of deposits, and treasury bills with a maturity less than three months.

          In addition to maintaining a large cash balance, we also have a large securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 74% of our portfolio was invested in securities guaranteed by the US government. Our investment strategy aims to align the interest rate risk profile of our assets and liabilities — as of December 31, 2015, the average duration of our investment portfolio was 3.3 years.

          The following charts show the composition of our investment portfolio by asset type and rating as of December 31, 2015:

          The domestic lending markets in Bermuda and the Cayman Islands have a limited number of participants and significant barriers to entry. We have generated attractive yields from our loan portfolio (on December 31, 2015, our effective yield on total loans was 4.57%, which we believe is consistent with other firms that compete in our markets) while maintaining disciplined underwriting standards. Our underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2015, net charge-offs represented 0.1% of average loans. As of December 31, 2015, our non-accrual loan balance was $65.3 million, or 1.6% of total loans, and 89% of our loans past due were full recourse residential mortgages. As of December 31, 2015, our loan portfolio consisted of 94% floating-rate loans and 6% fixed-rate loans.

          The following charts show the segment and asset compositions of our loan portfolio as of December 31, 2015:

          We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our securities and loans. In addition, a significant portion of our deposits are non-interest bearing (20% as of December 31, 2015), and as a result, a portion of our funding is insensitive to rising rates. The following chart summarizes the expected impact to net interest income from our securities investment portfolio in various parallel yield curve shifts as a percentage of our 2015 net interest income before provision for credit losses, as of December 31, 2015:

Balanced and Highly Visible Sources of Non-Interest Income

          Our product offerings have enabled us to generate balanced sources of non-interest income from a well-diversified customer base. Our non-interest income is evenly split between community banking, which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our community banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is primarily driven by the size of our clients' assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the economies of our local markets. In 2015, non-interest income represented 37% of our total Net Revenue and contributed materially to the Company's high return on equity and excess capital generation as limited capital is required for our fee income business.

          The following chart shows our various sources of non-interest income for the 12 months ended December 31, 2015:

(1)
Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Proven Acquisition Capabilities and Successful Integration Track Record

          We are well-positioned as an acquirer of certain businesses, primarily in wealth management. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions that have faced operating issues requiring them to simplify their businesses. We consider a wide range of potential acquisition opportunities, with our recent focus being primarily on the private trust business where we have expertise, scale and a strong brand.

          In 2014, we completed two acquisitions that allowed us to both expand and complement our existing businesses: In April 2014, we completed the acquisition of Legis Group's Guernsey-based trust and corporate services business. The transaction enhanced the scale of our international trust capabilities and fortified our position as a leading player in Guernsey. In November 2014, we acquired select deposits and loans in the Cayman Islands from HSBC. At close, the transaction added approximately $0.5 billion of customer deposits with an average cost of 0.12%, and $144 million of loans.

          In April 2016, we acquired HSBC's Bermuda trust business and private banking investment management operations. HSBC also entered into an agreement to refer its existing private banking clients to Butterfield. This acquisition added over $18.9 billion of AUA, $1.3 billion of AUM, and $1.6 billion of deposits.

Our Strategy

          Butterfield is both a leading community banking business in Bermuda and the Cayman Islands and a growing, award-winning, and international wealth management business with operations in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland. Our strategy focuses on maintaining our leading community banking position in Bermuda and the Cayman Islands while continuing to grow scale in our wealth management business across our core geographies. The key components of our strategic plan are:

Community Banking

Leverage our Leading Market Position

          We seek to remain a leading bank in Bermuda and the Cayman Islands in terms of local deposit and lending market share by continuing to provide excellent service, employ a high-quality work force, and offer a competitive product suite to our customers.

Continue to Improve Operating Efficiency

          Our community banking business operates in geographies with high operational costs. We carefully manage our cost structure to improve efficiency through the deployment of technology and continuous process improvement. We expect continued investments in core banking systems in Bermuda and the Cayman Islands, upgrades in Guernsey, development of our group service center, and expansion of electronic channels in Bermuda and the Cayman Islands to result in improved operational efficiency.

Wealth Management

Leverage Relationships with Key Introducers

          We have over 70 years of experience providing sophisticated trust services and an award-winning brand that was named 2015 "Trust Company of the Year" by STEP. We believe that our reputation and expertise are well-recognized by industry insiders, including the leading international trust law firms. These firms act as a key source of new business for trust services. We plan to leverage our relationships with key introducers to continue to grow our company and build our brand, as well as invest in the further development of our technical expertise and multi-jurisdictional offering. Our recent trust acquisitions have grown the size and reach of our business. As we continue to grow through organic and inorganic means, we believe that our business will increasingly benefit from referrals by key introducers.

Utilize Multi-Jurisdictional Offerings to Attract Client Base

          We seek to take advantage of our presence, seasoned trust officers, and product offerings in key international financial centers in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland to attract our target client base. International trust law varies across different jurisdictions, and our multi-jurisdictional presence enables us to cater to a variety of client preferences from a geographical perspective. In recent years, we have experienced increased demand for trust services from our European, Asian, Latin American, and Middle Eastern clients. We view our trust business line as an opportunity for further growth.

Emphasize Strong Client Relationships

          Our primary focus is to build strong client relationships using our knowledge of the local market and combining our banking and wealth management services to meet the financial needs of our customers. We believe our experience in building strong, long-term client relationships in our wealth management business will enable us to retain our existing clients and attract additional trust, private banking, and asset management business from them, as well as receive referrals to potential new clients. Our wealth management business also benefits from the strong relationships we have in our community banking business, which sources customers to it.

Expand Revenues from Client Relationships Across Our Wealth Management Services

          We believe that there is an opportunity to increase the revenues generated from client relationships across our wealth management business lines. For example, we seek to create personal banking and wealth management relationships with the professionals for whom we provide corporate banking services. In addition, trust relationships, which are very long lived, can present opportunities for use of other Butterfield services at different stages of a trust's lifecycle or to meet needs of family members outside the trust itself.

          Client relationships from our recent acquisitions represent another area of opportunity to expand Butterfield services and products for high net worth customers and certain corporate and institutional clients. Through the acquisition of HSBC's Bermuda trust business and private banking investment management operations, we migrated 285 new relationships and $1.6 billion of deposits onto our platform.

Improve Operational Efficiency

          We continue to identify areas where we can improve cost efficiency without impacting our quality of client service. Past initiatives have included implementation of one global Trust Administration system across segments, implementation of a new custody system, consolidation of our trading operations, and reduction in our fund administration expenses through consolidation. We plan to realize incremental cost efficiencies by further rationalizing our platform across geographies including the use of our group service center.

Pursue Prudent Acquisitions to Increase Scale

          We intend to continue pursuing acquisitions aligned with existing business operations, in particular to increase the scale of our trust business line. The fragmented nature of the market, with approximately 500 trust companies operating in key international financial centers, and recent sales of subsidiaries by several international financial institutions have created a favorable environment for companies with the resources and expertise to act as effective consolidators. We believe that our management team has developed a rigorous approach for conducting due diligence and efficiently integrating acquired businesses to meet our internal financial hurdles. In addition, we may consider acquiring other wealth management businesses, including private banking businesses. We plan to continue to opportunistically analyze potential acquisitions as a means of capital deployment.

Our International Network and Group Structure

          The following map presents the several geographic regions in which our business operates:

          The following chart presents our corporate structure, indicating our principal subsidiaries as of March 31, 2016:

Bermuda

          The Bank itself is licensed in Bermuda to provide community banking services and wealth management services. Through its wholly owned Bermuda subsidiary Butterfield Asset Management Limited it provides asset management services and through its wholly owned Bermuda subsidiary Butterfield Trust (Bermuda) Limited it provides corporate trustee, fiduciary and corporate administration services. Bermuda Securities (Bermuda) Limited provides investment advisory and listing sponsor services.

Cayman Islands

          Butterfield Bank (Cayman) Limited, a wholly owned subsidiary of the Bank, provides community banking services and its subsidiary Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.

Guernsey

          Butterfield Bank (Guernsey) Ltd. is a wholly owned subsidiary of the Bank and provides private banking, custody and administered banking services. Butterfield Trust (Guernsey) Ltd. is a subsidiary of Butterfield Bank (Guernsey) Ltd. and provides trustee and fiduciary services.

Bahamas

          Butterfield Trust (Bahamas) Limited is a wholly owned subsidiary of the Bank and provides trust and fiduciary services.

Switzerland

          Butterfield Holdings (Switzerland) Limited is a wholly owned subsidiary of the Bank and provides investment services and through its subsidiary Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.

United Kingdom

          Butterfield Bank (UK) Limited is a wholly owned subsidiary of the Bank and provides residential property lending services.

Competition

          The financial services industry and each of the markets in which we operate are highly competitive. We face strong competition in gathering deposits, making loans and obtaining client assets for management. We compete, both domestically and internationally, with globally oriented asset managers, retail and commercial banks, investment banking firms, brokerage firms and other investment service firms. Due to the trend toward consolidation in the global financial services industry, our larger competitors tend to have broader ranges of product and service offerings, increased access to capital, and greater efficiency. Larger financial institutions also have greater ability to leverage increasing regulatory requirements and investment in expensive technology platforms. We also face competition from non-banking financial institutions. These institutions have the ability to offer services previously limited to commercial banks. In addition, non-banking financial institutions are not subject to the same regulatory restrictions as banks, and can often operate with greater flexibility and lower cost structures.

          The Bermuda banking segment currently consists of four licensed banks and one licensed deposit-taking institution including one large global bank and four domestic institutions, including Bermuda Commercial Bank and Clarien Bank, as well as subsidiaries of international banks, such as HSBC. In the Cayman Islands, the Bank is one of six Category 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also five non-retail Category 'A' banks and 168 limited service Category 'B' banks, including Cayman National and subsidiaries of international banks, such as RBC. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds.

          In our wealth management business line, we face competition from local competitors as well as much larger financial institutions including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.

          In our trust business line, we face competition primarily from other specialized trust service providers. There are approximately 500 trust companies in the main international financial centers, and many of our competitors in this sector offer fund administration and corporate services work alongside private client fiduciary services.

          Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. Our management believes that our most direct competition for deposits comes from international and domestic financial services firms that target the same customers as the Bank.

Deposits

          We are a deposit-led institution with leading market share in our primary segments: Bermuda and the Cayman Islands. We strive to maintain deposit growth and to maintain a strong liquidity profile through a significant excess of deposits over loans through market cycles.

          Our deposits are generated principally by our community banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and Guernsey. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As of December 31, 2015, our Bermuda, Cayman Islands and Guernsey segments contributed $4.3 billion, $3.0 billion and $1.2 billion, respectively, to our total customer deposit base. Deposits from all other segments totaled $0.6 billion as of December 31, 2015.

          Total deposits as of December 31, 2015 were $9.2 billion, up 6.2% over total deposits as of December 31, 2014. Customer demand deposits, which include checking, savings and call accounts, totaled $7.7 billion, or 83% of customer deposits, as of December 31, 2015, compared to $6.7 billion, or 78.1%, as of December 31, 2014. Customer term deposits totaled $1.5 billion as of December 31, 2015. The cost of funds on total deposits improved from 26 basis points in 2014 to 21 basis points in 2015 as a result of an increase in non-interest bearing deposits and small rate decreases in some jurisdictions.

Lending

          We offer a broad set of lending offerings including residential mortgage lending, automobile lending, credit cards consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions including Bermuda and the Cayman Islands. We also offer residential mortgage lending through our private banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses stood at $4.0 billion as of December 31, 2015. The loan portfolio represented 38.9% of total assets as of December 31, 2015, and loans, net of allowance for credit losses, as a percentage of customer deposits were 43.6%. The effective yield on total loans for the year ended December 31, 2015 was 4.57%, compared to 4.51% in 2014.

Residential Mortgage Lending

          The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As of December 31, 2015, residential mortgages (after specific allowance for credit losses) totaled $2.5 billion (a $25 million increase from December 31, 2014), accounting for approximately 63% of the Group's total gross loan portfolio (after specific allowance for credit losses) and approximately 81% of total non-accrual loans in the Group's loan portfolio.

Consumer Lending

          We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As of December 31, 2015, non-residential loans to consumers (after specific allowance for credit losses) totaled $227.5 million, accounting for approximately 5.6% of the Group's total gross loan portfolio and approximately 2.2% of total non-accrual loans in the Group's loan portfolio.

Commercial Real Estate Lending

          Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the United Kingdom. To manage the Group's credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases.

          As of December 31, 2015, our commercial real estate loan portfolio (after specific allowance for credit losses) totaled $676.0 million, accounting for approximately 16.7% of the Group's total gross loan portfolio and approximately 15.7% of total non-accrual loans in the Group's loan portfolio.

          Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As of December 31, 2015, commercial mortgages totaled $665.4 million (before allowance for credit losses), and construction loans totaled $13.6 million, accounting for approximately 98% and 2% of our commercial real estate loan portfolio before allowance for credit losses, respectively.

Other Commercial Lending

          The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As of December 31, 2015, the Group's other commercial loan portfolio totaled $382.9 million, accounting for approximately 9.5% of the Group's total gross loan portfolio. As of the same date, the Group's loans to governments totaled $225.2 million, accounting for approximately 5.6% of our loan portfolio. As of December 31, 2015, other commercial loans accounted for approximately 1.0% of our total non-accrual loans, and there were no loans to governments classified as non-accrual loans.

Investments

          Given the large customer deposit base enjoyed in our Bermuda and Cayman Islands operations, and the relatively low volume of lending demand from our customer base, our investment strategy is more important than is the case for most financial institutions. In recognition of this, we maintain what we believe to be a conservative approach to investments, requiring the purchase of mainly fixed-rate investments in order to manage interest rate risk. Our investment portfolio is mainly comprised of securities issued or guaranteed by the US Government or federal agencies. The securities in which we invest are generally limited to securities that are considered investment grade (i.e., "BBB" and higher by S&P's Financial Services LLC or an equivalent credit rating). Effective July 31, 2012, we entered into an agreement with Alumina pursuant to which Alumina provides investment advisory services to us in respect of our US Treasury and agency portfolio.

          As of December 31, 2015, the Group held $3.2 billion in investments, representing approximately 31.3% of total assets.

Foreign Exchange Services

          We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 87% of the Group's foreign exchange revenue in 2015. The Bank does not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $31.9 million, or 22.8% of non-interest income, during the year ended December 31, 2015.

Custody and Other Administration Services

          Custody fees are generally based on market values of assets in custody, the volume of transactions, and flat fees for other services rendered. We provide custody services from our offices in Bermuda, the Cayman Islands, Guernsey and the United Kingdom, and other administration services — primarily administered banking — in Guernsey. Revenues generated by custody and other administration services were $9.5 million, representing 6.8% of the Group's non-interest income in 2015. Total custody and other administration services assets under administration (which includes the administered banking services operations provided by our Guernsey business) were $39.2 billion as of December 31, 2015.

Employees

          As of December 31, 2015 we had 1,141 employees on a full-time equivalency basis, which included 1,065 full-time employees, 4 part-time employees and 72 temporary employees. As of December 31, 2015, we had 529 employees in Bermuda, 293 employees in the Cayman Islands, 203 employees in Guernsey, 80 employees in the United Kingdom, 29 employees in The Bahamas and 7 employees in Switzerland. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.

Information Technology

          We devote significant resources to maintain stable, reliable, efficient and scalable information technology systems. We work with our third party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs. Most customer records are maintained digitally. We are also currently executing several initiatives to enhance our online and mobile banking services to further improve the overall client experience.

          Since 2011 we have made significant investment to alignments and banking operations, as well as to make further alignment across the whole Group for products, services, licensing and hosting locations. Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Guernsey, the United Kingdom and the Group Trust. In 2011, our Bermuda and Cayman operations transitioned to a single industry standard technology platform utilizing a predominantly outsourced and supported model hosted in Canada. In late 2013, our Guernsey and UK operations were placed under the Group Technology governance structure with a goal to hub core services in a single location (Guernsey). The process to move to a common platform is currently underway.

          Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting a variety of vulnerability and penetration tests on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a backup offsite core processing system and recovery plans.

Intellectual Property

          In the highly competitive banking industry in which we operate, intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names and logos and spend time and resources maintaining this intellectual property portfolio. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property.

Properties

          Our corporate headquarters is located at 65 Front Street, Hamilton, Bermuda, HM 12. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, the United Kingdom, The Bahamas and Switzerland. Additionally we operate four branch locations in Bermuda and three branch locations in the Cayman Islands.

Legal Proceedings

          From time to time we are a party to various litigation matters incidental to the conduct of our business.

          As publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. The Bank has been cooperating with the US authorities in their ongoing investigation.
          Although we are unable to determine the amount of financial consequences, fine and/or penalties resulting from this tax compliance review, we have recorded as of March 31, 2016, a provision of $5.5 million (December 31, 2015: $4.8 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our financial statements included in this prospectus. The consolidated financial statements and notes have been prepared in accordance with GAAP. Certain statements in this discussion and analysis may be deemed to include "forward looking statements" and are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward looking statements are not historical facts but instead represent only management's belief regarding future events, many of which by their nature are inherently uncertain and outside of management's control. Actual results may differ materially from those included in these statements due to a variety of factors, including worldwide and local economic conditions, success in business retention and obtaining new business and other factors. Factors that could cause these differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

Overview

          We are a full service community bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through six geographic segments: Bermuda, the Cayman Islands, Guernsey, The Bahamas, Switzerland, and the United Kingdom. We offer community banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer both community banking and wealth management. In our Guernsey, Bahamas, and Switzerland segments, we offer wealth management. In our United Kingdom segment, we offer residential property lending.

          For the year ended December 31, 2015, we generated $379.5 million in Net Revenue before provision for credit losses and other gains and losses, with 54% from our Bermuda segment, 28% from our Cayman Islands segment, 11% from our Guernsey segment, 5% from our United Kingdom segment, and 1% from each of our Bahamas and Switzerland segments. As of December 31, 2015, we had $10.3 billion in total assets, $4.0 billion in loans, $9.2 billion in customer deposits, $81.8 billion of AUA, and $3.6 billion of AUM.

          In our Bermuda and Cayman Islands segments, our community bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit card suite, merchant acquiring, mobile / online banking, and cash management. With seven branches and 46 ATMs, we have a 39% BMD deposit market share in Bermuda and a 35% local deposit market share in the Cayman Islands as of December 31, 2015 based on data from the BMA and the CIMA, respectively.

          In all of our segments except the United Kingdom, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management.

2015 Overview

          In 2015, our return on common shareholders' equity and diluted earnings per share both decreased slightly to 10.1% from 13.7% and to $0.12 per share from $0.16 per share, respectively in 2014. However, after removing the effects of non-core items, we made solid progress in building value for shareholders, raising the core return on average tangible common equity to 17.6% and core EPS (diluted) to $0.19, up substantially from 14.4% and $0.16, respectively, in 2014. That progress was driven by a continued focus on prudent expansion within our core businesses and markets, and diligent management of capital, expenses and risks. The integration of accretive acquisitions completed in 2014 coupled with our ongoing diligence in the management of our balance sheet, has translated into the ability to effectively deploy capital, not only to the share repurchase program and the payment of common dividends, but also to the one-off repurchase and retirement of 84 million common shares. We have also continued to investigate means to unlock value and provide liquidity to our shareholders. As a result of our focused strategy, we are building a reputable franchise, core earnings were stable and grew, and asset quality was strong.

          While net income decreased by $30.4 million to $77.7 million, this decrease was largely attributable to items which management considers non-core. Core earnings improved by $7.5 million to $113.9 million, building on our strong capital position with Total and Tier 1 capital ratios of 19.0% and 16.2%, respectively. To enhance common shareholder returns, the Board declared a fourth interim dividend of $0.01 per common share on February 19, 2016. On a going-forward basis, the Board will continue to assess capital planning options and declare dividends as warranted, subject to regulatory approval. See "Dividend Policy" elsewhere in this prospectus for further details.

          Our balance sheet remains strong, with shareholders' equity ending the year at $750.4 million, of which $182.9 million is 8% preference shareholders' equity and $567.5 million is common shareholders' equity ("common equity"). Total assets increased by $0.4 billion to $10.3 billion, driven by a $0.5 billion increase in customer deposit levels reinvested in short-term investments and investments in securities which grew by $0.2 billion, in addition to $0.2 billion remaining in cash due from banks, further enhancing our overall liquidity. Shareholders' equity decreased by $99.0 million due to the repurchase and cancellation in 2015 of 80 million shares held by CIBC for a total of $120 million and the repurchase and cancellation of four million shares held by two other shareholders for a total of $6 million, offset by net income earned during 2015 net of dividends to shareholders.

          In October 2015, we announced that we had reached an agreement to acquire Bermuda Trust Company Ltd. and the private banking investment management operations of HSBC Bank Bermuda Limited. HSBC Bank Bermuda Limited has also entered into an agreement to refer its existing private banking clients to us. These transactions were completed in April 2016.

          In February 2016, we announced the planned wind down of the deposit taking, investment management and custody businesses in the UK. This wind down is expected to be completed by year-end 2016. We will continue as a family offices services and mortgage lending business in the UK on a going forward basis. The funding for the mortgage lending business will be provided by other jurisdictions with adequate liquidity. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

          Key accomplishments in 2015 were as follows:

  •
  Profitability:  While net income dropped $30.4 million to $77.7 million, which was largely attributable to items management considers non-core, we delivered excellent growth in core net income, up $7.5 million (7.1%) to $113.9 million from $106.4 million in 2014. This was achieved through increased non-interest income primarily from increased foreign exchange revenues from higher volume of transactions and trust revenues driven by a full year of revenue associated with the Legis transaction, as well as lower core expenses.

  •
  Net interest margin:  While NIM decreased by 26 basis points to 248 basis points compared to 274 basis points in 2014, the cost of funding declined by 5 basis points to 21 basis points. The primary driver of the decrease in NIM was in investment portfolio yields due to an average decrease in the long-term yield of US Treasury debt, causing a decline in the yield of our investment portfolio by 19 basis points to 216 basis points.

  •
  Expenses:  While total non-interest expenses increased $19.2 million to $285.2 million, this increase was largely due to items management considers non-core. After removing the effect of these items, core non-interest expenses decreased by $2.2 million, from $256.9 million in 2014, to $254.8 million in 2015 as a result of lower property costs and professional services costs, slightly offset by an increase in core salaries and benefits due to higher post-retirement healthcare costs. The core efficiency ratio improved from 67.7% in 2014 to 66.0% in 2015, reflecting the rate of revenue increase over the marginal decrease in expenses.

  •
  Headcount:  Across the Bank, headcount on a full-time equivalency basis, excluding students, decreased slightly by 23 from 1,164 as of December 31, 2014 to 1,141 at the end of 2015 due to certain expired mandates in administered banking and trust services.

  •
  Deposits:  Customer deposits increased by $0.5 billion as at December 31, 2015 due to both organic deposit growth and additional take-on from the acquisition of HSBC Cayman deposits in November 2014, while interest bearing deposit costs decreased by 5 basis points from 31 basis points in 2014 to 26 basis points in 2015 due to small rate decreases in some jurisdictions. Taken together with non-interest bearing deposits totaling $1.9 billion on December 31, 2015, the average cost of deposits for the year decreased by five basis points to 21 basis points.

  •
  Loan quality:  As of December 31, 2015, we had gross non-accrual loans of $65.3 million representing 1.6% of total gross loans, reflecting an improvement from the $71.8 million, or 1.8%, of total loans at year-end 2014. Net non-accrual loans were $46.1 million, equivalent to 1.2% of net loans, after specific provisions of $19.1 million, reflecting an improved specific provision coverage ratio of 29.3%, up from 26.2% on December 31, 2014.

Market Environment

          Our business is affected by national, regional and local economic conditions, as well as the perception of those conditions and future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. The global economy showed signs of recovery alongside indications of continued weakness, creating continued inconsistency and volatility across geographic regions. In the US, the Federal Reserve increased its target rate range from zero to 0.25% to 0.25% to 0.50% in December 2015. Meanwhile, the European Central Bank ("ECB") cut rates on overnight deposit facilities further during the fourth quarter to –0.30% and announced an expansion of its asset purchase program by €360 billion (initially worth €1.2 trillion) in response to continued weakness across the European region.

          In the US, the year saw increased market volatility, but with overarching indications of improvement. Inflationary measures began to turn the corner by the fourth quarter of 2015 after weathering several months of price decreases caused by a wide-spread depression in commodity and natural resource prices. Continued strength in the job markets has been an often discussed point of strength for the US economy, with jobless rates at the lowest they have been since 2008. Forecasts are for inflation to rise to the target levels of 2.0% over the medium term due to these strong labor market indicators as well as increases in household spending and business fixed investments. As a result of this, the US Federal Reserve announced the aforementioned first increase in its target range for the Federal Funds Rate since 2006. While the Bank does not have operations in the US, economic trends in the US, particularly as they pertain to the interest rate environment, do affect the Bank through our investment portfolio and utilization of certain US base rates as reference rates in our lending portfolio.

          During the second half of 2015, the price of oil decreased significantly. We do not have significant exposures to customers in the oil business and broadly view the price fall as beneficial to input factors, such as energy consumption costs for us and our clients.

          In Bermuda, we continued to face difficult trading conditions during 2015, with signs that the economy is on the road to recovery with continued growth in retail sales, construction expenditures and ultimately GDP. The latest economic indicators show a year-over-year increase on current account balances of $62 million to $224 million, driven by a variety of factors, which is positive news highlighting this growth potential. Bermuda got its first taste of the 2017 America's Cup while hosting the America's Cup World Series event in October. The weekend drove a 44% increase in tourism visitors to the island for the month of October 2015 relative to October 2014. Tourism continues to be a focus of the Bermudian domestic economy, and signs of strength include four hotels undergoing significant rebuilds or renovations, with planning approval being issued for two new hotel developments. Retail sales have shown positive signs for Bermuda with increases in customer confidence rising to the highest levels since 2007. However, the Bermuda economy still faces medium term challenges from high unemployment and significant government debt. Overcoming these challenges is a key focus of the Bermuda Government and sustainable growth for the Bermudian economy will be driven largely by successful management over these two areas.

          The Cayman Islands experienced GDP growth in 2015 of 1.7%, with strength noted in the real estate, renting and business services, construction and other services activity sectors. Tourist arrivals by air and cruise ship continued to record year-over-year improvements, but at a slower pace than in previous years. The completion and opening of the new 265-room Kimpton Seafire Hotel in late 2016 will complement the island's tourist offering. The Owen Roberts International Airport expansion project is also underway, which, when completed in 2018, will provide a better overall travel experience for tourists, business visitors and residents alike. While several significant infrastructure projects have been deferred, the Cayman Islands Government continues to record growing surpluses and overall external debt reduction. The consumer price index showed a modest decrease in 2015 from its higher 2014 levels, with higher costs for education, clothing and communication offset by lower costs for transport, driven by lower fuel costs, miscellaneous goods and services and household equipment. While commercial credits saw declines in 2015, credits to households reported increases in domestic property, vehicle, education and technology loans, which plays to our strength in the Cayman Islands and is reflected in the growth of our domestic personal loan book.

          Meanwhile, the Eurozone has weathered another difficult year with some signs of stabilization. Continued negative deposit rates and large quantitative easing programs by the ECB have been aimed at strengthening the weaker economies while bolstering growth in the stronger economies. The year saw a relapse in the Greek debt crisis, with the issue coming to a head in July with a new €86 billion bailout package being approved, which caused temporary shocks to the value of the Euro. Meanwhile in both the UK and Germany, domestic demand has taken hold as the main driver of economic growth amidst positive outlooks. Capital investment from the private sector has also been a sign of strength, which has continued to grow as a result of growing exports and continued low interest rates. The UK finished the year GDP growth of 2.2%, down slightly from 2014's growth rate of just under 3% as a result of drag from the sluggish Eurozone recovery and capital market risks associated with downturns in Chinese and other emerging markets. Our operations in Guernsey and the UK use the Pound as their functional currency, and are closely linked to the economic trends in the UK, as well as to economic trends within the larger Eurozone due to close interrelationships between the UK and continental Europe.

          The mixed economic climate in our two largest operations in 2015 resulted in limited loan demand and continued pressure on customers' ability to service loan payment obligations. Similarly, our private banking business in Europe experienced limited loan growth due to increased competition and pricing pressures.

          We continue to maintain a cautious stance with a liquid balance sheet with a conservative investment portfolio and no reliance on wholesale money markets for liquidity. Total liquid cash and investments, excluding held-to-maturity investments, made up 50.8% of our balance sheet at December 31, 2015, which is down slightly from 51.8% at December 31, 2014.

2016 Outlook

          We remain moderately positive as the global economy for 2016 continues to recover in key areas from 2015. However, the ability of economic forecasters to accurately assess the economic future is challenged by inconsistent key economic indicators, which continue to contribute to volatile market conditions.

          The US economy faces the challenge of short-term policy rates continuing to increase slightly over the forthcoming year. Current market forecasts have modest rate increases being made in 2016. The end of seven years of near zero Federal Funds Rate will herald new challenges for the US economy. The S&P 500 faces continued pricing pressures as a result of an increased US Dollar value relative to a basket of peers, which while the Bank does not have significant exposure to investments in equity securities, both the movement in the value of the US Dollar and movements in equity indices can impact decisions on US base interest rates, which are directly linked to the valuation of our investment portfolio which is largely comprised of US agency securities. Inflation is expected to be limited due to the increase in the cost of credit. These factors could have a downside impact on both Bermuda and the Cayman Islands on a broader scale, but we expect domestic factors in both nations will allow them to continue their GDP growth.

          Continued development in Bermuda's hotel sector, alongside increased consumer confidence, position Bermuda well for modest GDP growth in 2016. However this GDP growth will still have underlying issues caused by unemployment and the increased costs of servicing government debt. The expenditure on development of infrastructure in preparation for the 2017 America's Cup will stimulate demand and we expect modest GDP growth in Bermuda for 2016.

          In the Cayman Islands, modest growth in GDP is expected in 2016 with continued strength in real estate activity, construction, road work and airport infrastructure projects. Additionally, unemployment is expected to register a slight improvement, though inflationary pressures in categories not directly impacted by fuel costs will continue.

          The United Kingdom is expected to grow its GDP as supported by continued growth in both consumer spending and business investments. However, downward inflationary pressure will be felt in the United Kingdom as a result of continued sluggish growth in the remainder of Europe, and as a result, the Bank of England is not expected to match the US Federal Reserve's interest rate increase until later in 2016. Meanwhile, there are continued expectations that the UK will vote in a referendum on whether or not to remain in the European Union, a vote that could have significant repercussions on the UK economy's future. The remainder of Europe will likely gain strength from continued economic stimulus via large scale purchase programs of European sovereign debt and negative deposit rates coupled with a weakened Euro. This strength however will have to overcome growth challenges from several Euro nations such as Spain and Italy, with continued challenges faced by the Greek government's austerity measures. The Euro will ultimately continue to remain threatened by sluggish growth, Euro skepticism about the continuity of the European Union and ultimately the currency itself. The impact of these uncertainties will be noted in our Guernsey and United Kingdom segments through both the impact on overall economic trends and potentially on the valuation of the Pound relative to the US Dollar.

          Organic growth for the Bank in its two largest jurisdictions, Bermuda and the Cayman Islands, is largely linked to the GDP growth in each jurisdiction.

Financial Summary

	As at December 31,

(in millions of $, except per share data)	2015	2014	$ Change	% Change

Cash due from banks	2,288.9	2,063.3	225.6	10.9%
Short-term investments	409.5	394.8	14.8	3.7%
Investment in securities	3,223.9	2,989.1	234.8	7.9%
Loans, net of allowance for credit losses	4,000.2	4,019.1	(18.9)	(0.5)%
Premises, equipment and computer software	183.4	215.1	(31.7)	(14.8)%
Goodwill and intangible assets	51.1	57.9	(6.7)	(11.6)%
Total assets	10,275.6	9,858.4	417.1	4.2%
Total deposits	9,182.1	8,671.6	510.6	5.9%
Long-term debt	117.0	117.0	—	0.0%
Shareholders' equity
Preference shareholders' equity	182.9	183.0	(0.1)	(0.1)%
Common and contingent value convertible preference shareholders' equity	567.5	666.3	(98.8)	(14.8)%
Interest income
Loans	186.5	191.9	(5.5)	(2.9)%
Investments	69.6	67.8	1.8	2.7%
Deposits with banks	6.5	5.4	1.2	21.6%
Net interest income before provision for credit losses	239.3	238.5	0.8	0.3%
Interest expense	(23.3)	(26.6)	3.3	(12.4)%
Non-interest income	140.1	134.8	5.3	4.0%
Provision for credit losses	(5.7)	(8.0)	2.3	(28.7)%
Salaries and other employee benefits	(134.9)	(129.8)	(5.2)	(4.0)%
Other non-interest expenses (including income taxes)	(151.6)	(143.0)	(8.6)	(6.0)%
Net income before other gains (losses)	87.2	92.4	(5.3)	(5.7)%
Total other gains (losses)	(9.4)	15.7	(25.1)	(159.9)%
Net income	77.7	108.2	(30.4)	(28.1)%

Non-core items	36.2	(1.8)	38.0	(2161.6)%
Core net income (Non-GAAP)	113.9	106.4	7.5	7.1%

Dividends and guarantee fee of preference shares	(16.5)	(16.5)	0.1	0.5%
Core earnings to common shareholders (Non-GAAP)	97.4	89.9	7.5	8.3%

Common dividends paid	(24.8)	(27.4)	(2.6)	(9.5)%

Consolidated Results of Operations and Discussion for Fiscal Year Ended December 31, 2015

Non-Core Factors Affecting the Comparability of Our Results

          Below are explanations of the 2015 non-core expenses and gains and losses. For a full reconciliation of GAAP net income to core net income, please see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Measures."

Impairment of Fixed Assets (Including Software)

          In 2015, we recognized $5.1 million of impairment write-downs on the core banking system in the UK related to the orderly wind down of the deposit taking, investment management and custody businesses, which impacted the recoverable value of this asset to the UK operations during the loss making wind-down period, after which it is planned to be abandoned as it will no longer be required. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

Early Retirement Program, Redundancies and Other Non-Core Compensation Costs

          Compensation costs include incentive packages for redundancies, optional early retirement packages and other one-off compensation costs offered to eligible employees. In 2015 and 2014, such costs amounted to $8.2 million and $2.7 million, respectively. The increase from 2014 to 2015 was largely driven by compensation paid to former senior executives who stepped down from their positions during the year.

Project Costs — Tax Compliance Review

          As publicly announced, in November 2013, the USAO issued so-called John Doe Summonses to six US financial institutions with which we had correspondent bank relationships. We have been fully cooperating with the US authorities in their ongoing investigation. Specifically, we have conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. Costs associated with this remediation exercise during the year ended December 31, 2015 amounted to $3.8 million (2014 — $10.2 million), comprised largely of professional fees of $2.8 million (2014 — $6.9 million).

Provision for Settlement Amount Arising from Tax Compliance Review

          Although we are unable to determine the amount of financial consequences, fine and/or penalties resulting from this tax compliance review, we have recorded as of March 31, 2016, a provision of $5.5 million (December 31, 2015: $4.8 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to us could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.

Business Acquisition Costs

          During 2015, we expensed $1.0 million relating to the acquisition of the Bermuda Trust Company Ltd. and the private banking investment management operations of HSBC Bank Bermuda Limited, which included $1.0 million of legal and professional fees. During 2014, we expensed $4.3 million relating to the acquisitions of Legis and HSBC Cayman, which included $2.8 million of legal and professional fees.

Restructuring Charges and Related Professional Service Fees

          We incurred costs of $2.5 million relating to the announcement to commence an orderly wind down of the deposit taking, investment management and custody businesses of Butterfield Bank (UK) Limited. Of this amount, $0.6 million pertained to staff redundancy expenses, $1.5 million pertained to professional services fees directly related to the orderly wind down, with an additional $0.4 million spent on professional services fees associated with investigating strategic options prior to approving the orderly wind down. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

Exploration of an Alternative International Stock Exchange Listing Costs

          Prior to this offering, we incurred $10.1 million in professional and legal fees for the exploration of an alternative international stock exchange listing for our common shares.

Net Change in Unrealized Gains (Losses) on Certain Investments

          During the year ended December 31, 2015, we determined that certain investments classified as AFS for our operations in Guernsey and the UK should have been classified as trading securities since 2011. The net change in unrealized gains (losses) on these securities were $0.7 million of net losses in 2015, and $9.9 million of net gains in 2014.

Net Revenue

          Total net revenue before provision for credit losses and other gains and losses for 2015 was $379.5 million, up $6.1 million (1.6%) from 2014. Net interest income before provision for credit losses increased from $238.5 million in 2014 to $239.3 million in 2015, an improvement of $0.8 million (0.3%). The increase in net interest income was driven primarily by higher average investment portfolio balances of $339.3 million funded by an increase in deposits and a decrease in liability costs driven by a decrease in interest expense on long-term debt of 7 basis points attributable to a decrease in the average volume of long-term debt outstanding, which was marginally offset by a decrease in related investment yields of 19 basis points and a decrease in average loan balances of $48.3 million. The overall NIM decreased by 26 basis points from 274 basis points in 2014 to 248 basis points in 2015. In addition, non-interest income was up $5.3 million (4.0%) attributable to increased trust revenues earned from the recently acquired Legis Group business, along with new business growth in asset management, and transaction volume increases in foreign exchange revenue.

Net Interest Income Before Provision For Credit Losses

          Net interest income is the amount of interest earned on our interest-earning assets less interest paid on our interest bearing liabilities. There are several drivers of the change in net interest income, including changes in the volume and mix of interest-earning assets and interest bearing liabilities, their relative sensitivity to interest rate movements, and the proportion of non-interest bearing sources of funds, such as equity and non-interest bearing current accounts.

          The following table presents the components of net interest income for the years ended December 31, 2015 and 2014:

	Year ended December 31,

	2015			2014

(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)

Assets
Cash due from banks and short-term investments	2,407.9	6.5	0.27%	1,752.9	5.4	0.31%
Investment in securities	3,217.0	69.6	2.16%	2,877.8	67.7	2.35%
Loans	4,026.7	186.5	4.63%	4,075.0	192.0	4.71%

Interest earning assets	9,651.6	262.6	2.72%	8,705.7	265.1	3.05%
Other assets	371.5	—	—	410.8	—	—

Total assets	10,023.1	262.6	2.62%	9,116.5	265.1	2.91%
Liabilities
Deposits	7,156.7	(18.4)	(0.26)%	6,741.6	(20.9)	(0.31)%
Securities sold under agreement to repurchase	2.1	—	—	22.0	(0.1)	(0.38)%
Long-term debt	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%

Interest bearing liabilities	7,275.8	(23.3)	(0.32)%	6,880.8	(26.6)	(0.39)%
Non-interest bearing current accounts	1,720.7			1,211.0
Other liabilities	196.8			187.2

Total liabilities	9,193.3	(23.3)	(0.25)%	8,279.0	(26.6)	(0.32)%
Shareholders' equity	829.8			837.5

Total liabilities and shareholders' equity	10,023.1			9,116.5

Non-interest bearing funds net of non-interest earning assets (free balance)	2,375.7			1,824.9

Net interest margin		239.3	2.48%		238.5	2.74%

          Net interest income before provision for credit losses of $239.3 million in 2015 represented an increase of $0.8 million (or 0.3%) over our net interest income before provision for credit losses in 2014. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 88.6% of total net interest income. Interest income decreased by $2.5 million, and the decrease was driven by lower loan income, offset by improved investment portfolio performance and increased income on deposits. Investment income increased by $1.8 million, driven by an increase of $339.2 million in average balances, which was slightly offset by a yield decrease of 19 basis points. The yield decrease resulted from unfavorable prepayment speeds on US agency securities despite a shortening of duration to approximately 3.5 years attributable to increased investments in adjustable-rate US agency securities. The volume increase was funded by an increase in deposits primarily from an increase in commercial deposits.

          Loan interest income was lower by $5.5 million due primarily to a $48.3 million decrease in average balances, and an 8 basis point decrease in yield. The decrease in balances was largely due to several large prepayments in corporate lending and slower new loan generation than in the prior year, while the decrease in yield was due to numerous smaller factors. The majority of the loan portfolio is on a floating rate basis, and utilizes base rates which utilize US Federal Reserve rates as a reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2015, there was no change to the base rates charged to loans in any jurisdictions.

          Interest bearing liability costs decreased by 7 basis points, driving a decrease in interest expense of $3.3 million, largely from the long-term debt paydown of $90 million in January 2014 and lower rates on interest bearing deposit volumes in 2015. Interest bearing deposit rates decreased due to a variety of rate revisions in all jurisdictions.

          Average free balances for 2015 were $2.4 billion (2014: $1.8 billion), including non-interest bearing current accounts of $1.7 billion (2014: $1.2 billion), shareholders' equity of $829.8 million (2014: $837.5 million), net of other assets and other liabilities totaling $174.7 million (2014: $223.6 million). See "Risk Management" for more information on how interest rate risk is managed.

Provision for Credit Losses

          Our net provision for credit losses in 2015 was $5.7 million compared to $8.0 million in 2014, a decrease of $2.3 million. Incremental provisions of $8.6 million were required principally for specific reserves pertaining to commercial, residential mortgages and other consumer loans, partially offset by recoveries of $2.9 million. In comparison, in 2014, we required incremental provisions relating to specific reserves of $10.4 million that were partially offset by recoveries of $2.3 million. The incremental provisions to specific reserves were primarily to residential mortgage lending in Bermuda and commercial real estate lending in the UK.

Other Gains (Losses)

          The following table represents the components of other gains (losses) for the years ended December 31, 2015 and 2014:

	Year ended December 31,

(in thousands of $)	2015	2014	$ Change	% Change

Net trading gains	(562)	10,070	(10,632)	(105.6)%
Net realized gains (losses) on available-for-sale investments	(4,407)	8,680	(13,087)	(150.8)%
Net realized / unrealized gains (losses) on other real estate owned	277	(1,804)	2,081	(115.4)%
Impairment of fixed assets	(5,083)	(1,986)	(3,097)	155.9%
Net gain on sale of equity method investments	—	277	(277)	(100.0)%
Net other gains	338	451	(113)	(25.1)%

Other gains (losses)	(9,437)	15,688	(25,125)	(160.2)%

Net Trading Gains

          A $0.6 million loss was recorded with respect to trading securities in 2015 compared to net trading gains of $10.1 million in 2014, which relates primarily to the fair value adjustments of our US government and federal agency securities held in our operations in the UK and Guernsey. The decline was due primarily to movements in long-term US treasury rates.

Net Realized Gains (Losses) on Available-For-Sale Investments

          Net realized losses of $4.4 million were recorded in 2015 as a result of a strategic repositioning of the investment portfolio which is detailed further in "— Investment in Securities" below. The losses were realized as a result of the sale of certain lower yielding investments from our US government and federal agency portfolio. In 2014, we recorded a $8.7 million net realized gain on the sale of our investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle.

Net Realized / Unrealized Gains (Losses) on Other Real Estate Owned

          Valuation adjustments and realized gains and losses related to real estate held for sale were gains of $0.3 million compared to losses of $1.8 million in 2014, attributable largely to the sale of certain properties in Bermuda and Cayman triggering a small gain relative to valuation losses booked in 2014.

Impairment of Fixed Assets

          We conduct annual property impairment assessments on our properties held for sale and rent as well as other fixed assets, which resulted in $5.1 million of write downs in 2015 as a result of an impairment in the UK's core banking system due to the planned orderly wind down, and $2.0 million in write downs in 2014 to reflect current market values of properties held for sale and rent. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

Net Gain on Sale of Equity Method Investments

          During 2014, we received $0.3 million of additional sale consideration for the 2012 disposal of Island Heritage Holdings Ltd.

Net Other Gains

          Net other gains were $0.3 million in 2015 compared to net other gains of $0.5 million in 2014.

Non-Interest Income

          Non-interest income is a function of a number of factors including the composition and value of client assets under management and administration, the volume and nature of clients' transaction activities, and the types of products and services our clients use. Our fee structure provides for varied pricing that depends on the value of client assets and the nature of services provided. As a result, it is not always possible to draw a direct relationship between the value of client assets and the level of non-interest income, though the trend of non-interest income generally follows the trend in client asset levels.

          Total non-interest income increased from $134.8 million in 2014 to $140.2 million in 2015. Non-interest income as a percentage of total net revenue before provision for credit losses and other gains and losses increased slightly from 36.1% in 2014 to 36.9% in 2015.

          The following table presents the components of non-interest income for the years ended December 31, 2015 and 2014:

	Year ended December 31,

(in thousands of $)	2015	2014	$ change	% change

Asset management	18,910	17,728	1,182	6.7%
Banking	35,221	34,280	941	2.7%
Foreign exchange revenue	31,896	29,379	2,517	8.6%
Trust	40,264	38,268	1,996	5.2%
Custody and other administration services	9,522	10,166	(644)	(6.3)%
Other non-interest income	4,359	5,009	(650)	(13.0)%

Total non-interest income	140,172	134,830	5,342	4.0%

Asset Management

          Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, Guernsey and the UK. Revenues from asset management were $18.9 million in 2015, compared to $17.7 million in 2014. The increase is mainly due to fees earned upon the launch of a new private equity fund in 2015, and higher fees earned on the Butterfield Money Market Fund owing to higher short-term interest rates. This increase was partially offset by a decline in commissions as a result of lower transaction volumes.

          The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31,

(in millions of $)	2015	2014	$ change

Butterfield Funds	1,871	2,164	(293)
Discretionary	1,741	1,638	103

Total assets under management	3,612	3,802	(190)

Banking

          During 2015, we provided a full range of community, commercial, and private banking services in select jurisdictions. Community banking services are offered to individuals and small to medium-sized businesses through branch locations, Internet banking, automated teller machines, debit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands, Guernsey and the UK. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions. Banking fee revenues increased by 2.7% in 2015 to $35.2 million, compared to $34.3 million in 2014, due primarily to higher credit card activity and increased wire fees in 2015, which were partially offset by the termination of a tailor-made banking product for one of our major clients in Guernsey in 2014, decreased electronic banking revenues due to the release of a collections reserve in 2014, and a large volume of loan exit fees charged in 2014 on repayment of some significant commercial facilities.

Foreign Exchange

          We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 87% of our foreign exchange revenue (2014: 86%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $31.9 million in 2015, compared to $29.4 million in 2014. The $2.5 million year-over-year increase reflects increasing client activity and related volumes in both retail and institutional foreign exchange flows.

Trust

          We provide both personal and institutional fiduciary services from our operations in Bermuda, The Bahamas, the Cayman Islands, Guernsey and Switzerland. Revenues are derived from a combination of fixed fees, fees based on the market values of assets held in trust and fees based on time spent in relation to the range of personal trust and company administration services and pension and employee benefit trust services we provide. In 2015, trust revenues represented 28.7% of our non-interest income, up from 28.4% in 2014. In 2015, trust revenues totaled $40.3 million, an increase of $2.0 million or 5.2% over 2014, attributable largely to the acquisition of the Legis Group business, which closed on April 1, 2014. Revenue growth was supported by structured, proactive business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.

          Trust assets under administration were $81.8 billion at the end of 2015 compared to $84.4 billion at the end of 2014, a decrease of $2.6 billion or 3.0%, which is attributable largely to unfavorable foreign exchange movements.

Custody and Other Administration Services

          Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, the Cayman Islands, Guernsey and the UK, and other administration services — primarily administered banking — in Guernsey. In 2015, revenues were $9.5 million, a slight decrease of $0.6 million from 2014 due to lower transaction volumes and expired mandates. Total assets under administration for the custody and other administration services business (which includes the administered banking services operations provided by our Guernsey business) were $39.2 billion on December 31, 2015, down from $42.5 billion on December 31, 2014.

Other Non-Interest Income

          The components of our other non-interest income for the years ended December 31, 2015 and 2014 are set forth in the following table:

	Year ended December 31,

(in thousands of $)	2015	2014	$ change	% change

Net share of earnings from equity method investments	979	834	145	17.4%
Rental income	1,379	2,726	(1,347)	(49.4)%
Other	2,001	1,449	552	38.1%

Total other non-interest income	4,359	5,009	(650)	(13.0)%

          In 2015, we recorded equity pickup income of $1.0 million, an increase of $0.1 million from the prior year due to higher earnings by equity method investments. Rental income decreased by

$1.3 million to $1.4 million in 2015 due to a reduction in rented properties. Included in the "Other" category are maintenance fees from leased premises, director's fee income, and other miscellaneous income.

Non-Interest Expenses

          Expense management continued to be a key focus in 2015 as we continue to adapt to the persistently low interest rate environment. Total non-interest expenses in 2015 were $285.2 million compared to $273.0 million in 2014. These figures include non-core expenses in 2015 and 2014 of $30.5 million and $16.0 million, respectively. After adjusting for these non-core items, 2015 core expenses were down $2.2 million (0.8%) with an improvement in core efficiency ratio to 66.0% from 67.7% in 2014.

          In 2015, salary and employee benefits accounted for 47.3% of non-interest expenses, with technology and communications and property making up 27.6% combined.

          The following table presents the components of non-interest expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,

(in millions of $)	2015	2014	$ change	% change

Salaries and other employee benefits	134.9	129.8	5.2	4.0%
Technology and communications	57.1	57.1	(0.1)	(0.1)%
Property	21.5	24.3	(2.8)	(11.4)%
Professional and outside services	27.6	24.0	3.6	15.1%
Non-income taxes	13.9	14.2	(0.3)	(2.1)%
Amortization of intangible assets	4.4	4.3	0.1	3.3%
Marketing	3.9	3.8	0.1	3.1%
Restructuring costs	22	—	2.2	—
Other non-interest expenses	19.7	15.5	4.2	27.0%

Total non-interest expenses	285.2	273.0	12.3	4.5%
Non-core items (Non-GAAP)	(30.4)	(16.0)	(14.4)	89.9%

Core non-interest expenses (Non-GAAP)	254.8	257.0	(2.2)	(0.8)%

          For a full reconciliation of GAAP net income to core net income, please see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Measures."

Salaries and Other Employee Benefits

          Total salaries and other employee benefits costs were $134.9 million in 2015, up $5.2 million compared to 2014. Included in 2015 expenses were $8.7 million of severance, early retirement and project-related non-core costs, compared to $5.6 million of severance and project-related non-core costs in 2014. Core salaries, which exclude these amounts, and other employee benefits costs were $126.2 million in 2015, up $2.1 million compared to 2014 due to increased post-retirement medical costs resulting from higher healthcare costs, which were partially offset by a headcount reduction and favorable foreign exchange fluctuations from foreign-denominated subsidiaries. Headcount on a full-time equivalency basis at the end of 2015 was 1,141, down 23 compared to 1,164 a year ago due to certain expired mandates in administered banking and trust services, as well as a decrease in temporary staffing (included in full-time equivalent) that were involved in the integration of acquisitions in the prior year, as well as the tax compliance review.

Technology and Communications

          Technology and communication costs remained stable at $57.1 million in 2015 and 2014.

Property

          Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $21.5 million in 2015, down $2.8 million from $24.3 million recorded in 2014 due primarily to decreased property management and maintenance costs resulting from the sale of hotel properties in the third quarter of 2014, as well as reduced electrical costs due to ongoing implemented cost savings initiatives.

Professional and Outside Services

          Professional and outside services include primarily consulting, legal, audit, and other professional services. The 2015 expense of $27.6 million included $14.0 million of non-core project-related costs, with $10.1 million relating to the evaluation of the merits of an international listing of Butterfield common shares and $2.8 million relating to the internal review and account remediation program surrounding the historical compliance of our customer data with heightened international standards for tax compliance and costs associated with the HSBC business acquisition in Bermuda. When excluded, professional fees from our core business decreased by $0.9 million from reduced consulting expenditures.

Non-Income Taxes

          These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2015, the expense was $13.9 million, down $0.3 million mainly due to value-added tax recoveries in the UK. Of the $13.9 million in non-income taxes, $9.6 million was paid to the Bermuda government agencies for payroll tax, business licenses and land taxes, $0.7 million for value-added taxes paid in our UK business and $3.6 million was paid to other governments for business licenses, insurance tax and work permit fees.

Amortization of Intangible Assets

          Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $4.4 million in 2015 compared to $4.3 million in 2014. The higher amortization levels were driven by an increase in identifiable, limited life intangible assets acquired in the Legis Group and HSBC Cayman acquisitions completed in 2014.

Marketing

          Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $3.9 million in 2015, up $0.1 million compared to 2014, but remained consistent as a percentage of total net revenue before provision for credit losses and other gains and losses at 1.0%.

Other Non-Interest Expenses

	Year ended December 31,

(in millions of $)	2015	2014	$ change	% change

Stationery & supplies	1.4	1.3	0.1	5.7%
Custodian & handling	1.6	1.8	(0.2)	(10.8)%
Charitable donations	0.8	0.8	—	(3.8)%
Insurance	2.1	2.2	(0.1)	(4.1)%
Other expenses
Agent commission fees	0.6	0.4	0.2	46.7%
Check processing	1.2	1.3	(0.1)	(8.8)%
Directors' fees	1.2	0.9	0.3	38.5%
Dues and subscriptions	0.3	0.5	(0.3)	(51.2)%
Foreign bank charges	00.8	0.6	0.2	32.0%
General expenses	0.1	0.7	(0.1)	(93.0)%
Maintenance fees for liquidity facility	0.2	0.2	—	—
Registrar and transfer agent fee	0.5	0.7	(0.2)	(22.6)%
Provision for settlement amount arising from tax compliance review	4.8	—	4.8	100.0%
Other	4.1	4.1	0.1	2.3%

Total other non-interest expenses	19.7	15.5	4.2	27.0%

          Other non-interest expenses were $19.7 million in 2015, an increase of $4.2 million compared to 2014. This was driven principally by the $4.8 million provision for a settlement amount arising from tax compliance review in 2015 compared to lower operational losses experienced in 2014. See "Business — Legal Proceedings."

Income Taxes

          Each jurisdiction in which we operate is subject to different corporate income tax laws. We are incorporated in Bermuda as a local company and therefore, pursuant to Bermuda law, not obligated to pay any taxes in Bermuda on either income or capital gains. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of non-income taxes (included above) such as license fees and payroll taxes.

          Our subsidiaries in the UK, Guernsey and Switzerland are subject to the tax laws of those jurisdictions. The corporate tax rate in the UK is 20%, while in Guernsey, banking profits are subject to a 10% flat corporate tax rate. In 2015, income tax expense netted to $1.3 million compared to an income tax benefit of $0.2 million in 2014. The movement is due to the write-off of a deferred tax asset in 2015 compared to a tax refund received in 2014. The deferred tax asset was written off related to the orderly wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction, which resulted in an assessment that the benefits related to this deferred tax asset would not be realizable. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

Net Income

          We reported net income of $77.7 million for the year ended December 31, 2015, compared to $108.2 million in 2014, with the difference being largely driven by non-core gains (losses) and expenses, which increased $38.0 million year over year due primarily to higher project related costs compared to 2014. After deduction of preference dividends and guarantee fees (2015: $16.5 million, 2014: $16.5 million) and the premium paid on preference share buy-backs (2015: nil, 2014: $0.1 million), net income was $61.2 million ($0.12 per share) in 2015 compared to $91.6 million ($0.16 per share) in 2014.

Consolidated Balance Sheet and Discussion

          The following table shows the balance sheet as reported as of December 31, 2015 and 2014:

	As of December 31,

(in millions of $)	2015	2014	$ change	% change

Assets
Cash due from banks	2,289	2,063	226	11.0%
Short-term investments	409	395	14	3.5%
Investment in securities	3,224	2,989	235	7.9%
Loans, net of allowance for credit losses	4,000	4,019	(19)	(0.5)%
Premises, equipment and computer software	183	215	(32)	(14.9)%
Goodwill and intangibles	51	58	(7)	(12.1)%
Other assets	120	119	1	0.8%

Total assets	10,276	9,858	418	4.2%

Liabilities
Total deposits	9,182	8,672	510	5.9%
Total other liabilities	227	220	7	3.2%
Long-term debt	117	117	—	—

Total liabilities	9,526	9,009	517	5.7%
Preference shareholders' equity	183	183	—	—
Common and contingent value convertible preference shareholders' equity	567	666	(99)	(14.9)%

Total shareholders' equity	750	849	(99)	(11.7)%

Total liabilities and shareholders' equity	10,276	9,858	418	4.2%

	As of December 31,

	2015	2014

Capital Ratios
Risk-weighted assets	4,305	4,113
Tangible common equity (TCE)	516	608
Tangible assets (TA)	10,224	9,801
TCE/TA	5.1%	6.2%
Tier 1 common ratio	12.0%	14.6%
Tier 1 capital ratio	16.2%	19.0%
Total capital ratio	19.0%	22.2%

          We maintain a liquid balance sheet and are well capitalized. As at December 31, 2015, total cash due from banks, short-term investments and investment in securities (excluding held-to-maturity investments) represented $5.2 billion, or 50.8% of total assets, down slightly from 51.8% at the end of 2014 due to a decrease in available-for-sale securities to fund an increase in held-to-maturity investments. Shareholders' equity at December 31, 2015 was $750.4 million, down from $849.4 million at the end of 2014 due primarily to the repurchase and cancellation of 84 million common shares. Of the shareholders' equity at the end of 2015, $182.9 million is preference shareholders' equity and $567.5 million is common equity.

          Total assets grew by $0.4 billion to $10.3 billion, primarily reflecting a $0.5 billion increase in customer deposit levels reinvested in short-term investments and investment in securities, which grew by $0.2 billion, with an additional $0.2 billion remaining in cash due from banks.

          As of December 31, 2015, our capital ratios were strong, but declined from the end of 2014 because of balance sheet growth and the repurchase and cancellation of 84 million common shares from CIBC and other shareholders, which is discussed in greater detail in "— Shareholders' Equity." The TCE/TA ratio at the end of 2015 was 5.1% (2014: 6.2%), while the total capital ratio and tier 1 capital ratios at the end of 2015 were 19.0% (2014: 22.2%) and 16.2% (2014: 19.0%), respectively. These ratios are well in excess of regulatory minimums.

Cash Due from Banks and Short-Term Investments

          We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we places deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash due from banks to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a maturity of more than three months but less than one year are classified as short-term investments. From August 2014, certificates of deposits with less than one year but greater than three months' maturity from the date of acquisition are designated as short-term investments as the investments are liquid and subject to a very low risk of change in fair value. As of December 31, 2015, cash due from banks and short-term investments were $2.7 billion, compared to $2.5 billion as of December 31, 2014. The increase was due to a $0.5 billion increase in customer and bank deposits in 2015 that were partially invested in investments with the remainder being held in cash due from banks, and also due to a regulatory requirement in the UK to increase intraday cash buffer levels.

          See "Note 3: Cash Due from Banks" and "Note 4: Short-Term Investments" to our consolidated financial statements as of and for the year ended December 31, 2015 for additional tables and information.

Investment in Securities

          Our investment policy requires management to maintain a portfolio of securities that provide the liquidity necessary to cover our obligations as they come due, and mitigate our overall exposure to credit and interest rate risk, while achieving a satisfactory return on the funds invested. The securities in which we invest are limited to securities that are considered investment grade. Securities in our investment portfolio are accounted for under GAAP as either trading, available-for-sale or held-to-maturity. Investment policies are approved by the Board, governed by the Group Asset and Liability Committee and monitored by Group Market Risk, a department of the Group Risk Management division.

          Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As of December 31, 2015, 99.8% (2014: 99.8%) of our total investments were investment grade. Of these securities, 93.1% (2014: 99.8%) are rated "A" or higher.

          The following table presents the carrying value of investment securities by balance sheet category as of December 31, 2015 and 2014:

	As of December 31,

(in millions of $)	2015	2014	$ change	% change

Trading	321	417	(96)	(23.0)%
Available-for-sale	2,201	2,234	(33)	(1.5)%
Held-to-maturity	701	338	364	107.4%

Total investment in securities	3,224	2,989	235	7.9%

          The investment portfolio was $3.2 billion as of December 31, 2015, compared to $3.0 billion as of December 31, 2014. The increased portfolio size was due to purchases of liquid US government and federal agency securities using cash provided by the increased deposit base primarily as a result of acquisitions and organic business growth. New investments were placed primarily in US government and federal agency securities that totaled $2.4 billion, based upon carrying value, or 74.0% of the total investment portfolio, as of December 31, 2015. Certificates of deposit of $37.7 million were reinvested in sovereign debt classified as short-term investments. The investment yield decreased year-over-year by 19 basis points to 2.16% in 2015 due primarily to $76.4 million of corporate bond maturities early in the year, and unfavorable prepayment speeds on US agency securities, despite a strategic shortening of duration to 3.5 years. These maturities were reinvested in lower yielding but higher quality US federal agency securities, and during the fourth quarter of 2015, higher yielding corporate bonds. However, these higher yielding assets were invested late in the year, and accordingly did not materially impact the yield. Total net unrealized gains of the investment portfolio were $0.5 million, compared to net unrealized gains of $9.9 million at the end of 2014. The movement in unrealized gains for the year was primarily driven by an increase in longer-term US treasury interest rates. The 10 year treasury rate was 2.27% as of December 31, 2015 compared to 2.17% the year before.

          Trading securities totaled $321.3 million at the end of 2015, compared to $417.4 million at the end of 2014. As of December 31, 2015, trading securities consisted of 86.9% or $279.3 million (2014: 74.9%, or $312.5 million) of holdings of securities issued by the US government and federal agencies, debt securities issued by non-US governments of 2.3%, or $7.5 million (2014: 1.8%, or $7.7 million), guaranteed student loan-backed securities of 8.8%, or $28.3 million (2014: 12.6%, or $52.6 million), holdings of real estate mutual funds and seed capital invested in mutual funds managed by us of 2.0%, or $6.2 million (2014: 1.7%, or $6.9 million), and nil amount of certificates of deposit (2014: 9.0%, or $37.7 million).

          AFS securities totaled $2.2 billion at the end of 2015, compared to $2.2 billion at the end of 2014. As of December 31, 2015, 63.8% or $1.4 billion (2014: 70.5%, or $1.6 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. The US government guarantees 35.8% or $502.5 million (2014: 5.8%, or $91.9 million) of these securities. Corporate debt securities represented 23.0%, or $506.1 million (2014: 17.9% or $399.3 million) of the AFS portfolio. As of December 31, 2015, the remaining 13.2%, or $290.7 million of AFS securities (2014: 11.6% or $258.9 million) was comprised primarily of commercial mortgage-backed securities of 6.8%, or $148.7 million (2014: 6.8%, or $151.2 million), guaranteed student loan-backed securities of 0.6%, or $12.2 million (2014: 0.5%, or $12.2 million), debt securities issued by non-US governments of 1.3%, or $29.6 million (2014: 1.4%, or $30.7 million) and residential mortgage-backed securities of 4.6%, or $100.2 million (2014: 2.9%, or $64.8 million). Corporate debt securities increased as a percentage of the overall AFS portfolio as part of the strategic repositioning of the investment portfolio in order to diversify the asset classes in the portfolio.

          HTM investments were $701.3 million as of December 31, 2015 (2014: $338.2 million) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before maturity. The increase in the HTM portfolio was also related to the strategic repositioning of the investment portfolio in order to reduce valuation volatility.

Investment Valuation — OTTI Considerations

          Securities in unrealized loss positions are analyzed as part of management's ongoing assessment of OTTI. When management intends to sell securities, it recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When management does not intend and is not required to sell equity or debt securities in an unrealized loss position, potential OTTI is considered using a variety of factors, including: the length of time and extent to which the market value has been less than amortized cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date.

          Management made a strategic repositioning of the investment portfolio during the year, which resulted in the sale of AFS securities triggering realized losses of $4.4 million. The securities sold were primarily long duration, fixed income securities which were highly sensitive to interest rate risk and were sold in the lead-up to the announcement for a rate rise in the US. Management does not have the intention or the requirement to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that this sale does not result in an OTTI for any remaining securities in a loss position as of December 31, 2015.

          See "Note 5: Investments in Securities" to our consolidated financial statements as of December 31, 2015 for additional tables and information.

Loans

          The loan portfolio remained stable at $4.0 billion as of December 31, 2015, due primarily to significant prepayments on the commercial and residential mortgage portfolio and unfavorable foreign exchange rate movements offset by growth related to the acquisition of the HSBC Cayman loan portfolio in November 2014.

          During the year, gross loans written totaled $767.3 million, which were offset by paydowns of $734.8 million.

          The loan portfolio represented 38.9% of total assets as of December 31, 2015 (2014: 40.8%), while loans as a percentage of customer deposits decreased from 46.6% at the end of 2014 to 43.6% at the end of 2015.

          Allowance for credit losses as of December 31, 2015 totaled $49.3 million, an increase of $1.8 million from the prior year. The movement in the allowance was mainly the result of additional provisions of $8.6 million (including recoveries of $2.9 million) recorded during the year, and $6.8 million in charge-offs and foreign exchange movements. Of the total allowance, the general allowance was $30.2 million (2014: $28.7 million) and the specific allowance was $19.1 million

(2014: $18.8 million), reflecting a specific coverage ratio of 29.3%, compared to 26.2% as of December 31, 2014. The improvement in the specific coverage ratio reflects the resolution of several large commercial loans, as well as several large value residential mortgages, which in turn amplifies the coverage ratio on the more diversified and less concentrated remaining balance.

          Gross non-accrual loans totaled $65.3 million as of December 31, 2015, down $6.5 million from $71.8 million as of December 31, 2014, and represented 1.6% of the total loan portfolio as of December 31, 2015, compared to 1.8% as of December 31, 2014. During 2015, we held OREO amounting to $11.2 million (2014: $19.3 million), consisting of commercial real estate of $6.7 million (2014: $9.2 million), foreclosed residential properties of $4.5 million (2014: $6.7 million) and nil amount of property held for sale reclassified during 2015 (2014: $3.4 million).

Government

          Loans to governments showed a $111.7 million increase from 2014, due primarily to new government lending in Bermuda, which offset repayments in the Cayman portfolio.

Commercial

          The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.

          Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the UK. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases to high quality international businesses. These cash flows are principally sufficient to service the loan. The portfolio has decreased by $39.7 million to $676.0 million due primarily to repayments of loans in our European jurisdictions.

          Commercial loans outstanding as of December 31, 2015 were $382.9 million, which represented a decrease of $64.5 million from the previous year, driven by repayments of commercial lending facilities principally in the Cayman Islands and Bermuda.

Residential

          The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by residential property.

          All mortgages were underwritten utilizing our stringent credit standards. See "Risk Management — Liquidity Risk." Residential loans consist of conventional home mortgages and equity credit lines.

          As of December 31, 2015, residential mortgages totaled $2.5 billion (or 62.6% of total gross loans), a $25.5 million increase from December 31, 2014. This increase was mainly attributed to new volume levels in the UK residential mortgage portfolio, which offset reductions in the residential mortgages portfolio across the remaining jurisdictions and unfavorable foreign exchange movements within the portfolio.

OREO and Non-Accrual Loans

          Both OREO and non-accrual loans decreased during the year, by $8.1 million and $6.5 million, respectively, which reflects the Bank's continued focus on improving the quality of our loan portfolio. Several properties which were previously included in OREO were sold during the year for minimal gain, which resulted in the decrease in the OREO balance. Non-accrual loans decreased as a result of the Bank continuing to work with holders of non-accrual loans, which resulted in several loans returning to a performing status during the year, primarily within residential mortgages.

Other Loan Portfolios

          We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As of December 31, 2015, other consumer loans totaled $227.5 million (or 5.6% of total gross loans), a $50.4 million decrease from December 31, 2014. The decrease was due to repayments and expiration of loan facilities without sufficient new loan origination.

          See "Note 6: Loans" and "Note 7: Credit Risk Concentrations" to our consolidated financial statements as of December 31, 2015 for more information on our loan portfolio and contractual obligations and arrangements.

Deposits

          Deposits are our principal funding source for use in lending, investments and liquidity. We are a deposit-led bank and do not require the use of wholesale or institutional markets to fund our loan business. See "Risk Management — Liquidity Risk" and "Risk Management — Credit Risk." Deposit balances at the end of reporting periods, particularly in our Bermuda and Cayman Islands operations, can fluctuate due to significant balances that flow in and out from fund and insurance clients to meet quarter-end cyclical cash flow requirements.

          The table below shows the year-end and average customer deposit balances by jurisdiction for the year ended and as of December 31, 2015 and 2014:

	As of December 31			Average balance

(in millions of $)	2015	2014	$ change	2015	2014	$ change

Bermuda	4,272	3,870	402	4,013	3,758	255
Cayman	3,013	2,591	422	2,804	2,018	786
Guernsey	1,245	1,496	(251)	1,366	1,440	(74)
The Bahamas	40	61	(21)	66	78	(12)
UK	598	614	(16)	611	621	(10)

Total customer deposits	9,168	8,632	536	8,860	7,915	945

          Average customer deposits increased by $0.9 billion to $8.9 billion in 2015. On a year-end basis, customer deposits were up $0.6 billion to $9.2 billion from $8.6 billion at the end of 2014. The increase was largely from several large new commercial clients, as well as organic growth in both Bermuda and Cayman within consumer deposits.

          Customer demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $7.7 billion, or 83.5% of total customer deposits at the end of 2015, compared to $6.7 billion, or 78.1%, at the end of 2014. Customer term deposits declined by $0.4 billion to $1.5 billion compared to the prior year. The cost of funds on deposits improved from 26 basis points in the full year ended 2014 to 21 basis points in 2015 as a result of an increase in average non-interest bearing deposits by $0.5 billion to $1.7 billion.

          See "Note 10: Customer Deposits and Deposits from Banks" to our consolidated financial statements as of December 31, 2015 for additional tables and information.

Borrowings

          We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate and liquidity management. As of December 31, 2015, deposits from banks totaled $14.5 million, a decrease of $25.4 million from the prior year.

Employee Future Benefits

          We maintain trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provide post-retirement healthcare benefits to our qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the final years of employment. The defined benefit pension and post-retirement healthcare plans are not open to new participants and are non-contributory and the funding required is provided by us, based upon the advice of an independent actuary.

          Effective December 31, 2011, the Bermuda defined benefit pension benefits were amended to freeze credited service and final average earnings for remaining active members. Effective January 2012, all the participants of the Bermuda defined benefit pension plan are inactive and in accordance with GAAP, the net actuarial loss of the Bermuda defined benefit pension plan is amortized over the estimated average remaining life expectancy of the inactive participants of 22.8 years. Prior to all Bermuda participants being inactive, the net actuarial loss of the Bermuda defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 4.5 years.

          Effective September 30, 2014, the defined benefit pension benefits of our Guernsey operations were amended to freeze credited service and final average earnings for remaining active members. The benefits amendment resulted in a further reduction in the Guernsey defined benefit pension liability of $4.6 million as of September 30, 2014.

          Effective October 2014, all of the participants of the Guernsey defined benefit pension plan are inactive and in accordance with GAAP, the net actuarial loss of the Guernsey defined benefit pension plan will be amortized over the estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 15 years.

          For the year ended December 31, 2014, numerous changes in the plan provisions were made to align the plan provisions with our administrative practices resulting in a further increase in the Bermuda defined benefit post-retirement healthcare plan liability of $7.9 million. We amortize prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follow: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 resulted in the recognition of new prior service cost on December 31, 2014 on a plan for which substantially all members are now inactive and, in accordance with GAAP, we have elected to amortize this new prior service cost on a linear basis over 21 years, which is the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

          As of December 31, 2015, we had a net obligation for employee future benefits in the amount of $106.0 million, down $3.5 million (3.3%) from $109.5 million at the end of 2014. The decrease was driven by valuation changes caused by discount factor changes relating to interest rate fluctuations slightly offset by increased healthcare costs.

          See "Note 11: Employee Benefits Plans" to our consolidated financial statements as of December 31, 2015 for additional tables and information.

Long-Term Debt, Interest Payments and Maturities

          We had outstanding issuances of long-term debt with a carrying value of $117.0 million as of December 31, 2015 and 2014, all issued in US Dollars. As of December 31, 2015, $89.0 million of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base and was limited to 50% of Tier 1 capital, down from $102.1 million at the end of 2014.

          The $90 million Series A note had a contractual maturity date in 2015 with a fixed coupon of 4.81% until July 2, 2010, after which the coupon rate became floating and the principal became redeemable in whole at our option. In January 2014, we exercised our option to redeem all of the Series A notes outstanding at face value of $90 million.

          The following table presents the contractual maturity, interest rates and principal outstanding as of December 31, 2015:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding (in millions of $)

2003 issuance — Series B	May 27, 2013	May 27, 2018	5.15%	3 months $ LIBOR + 2.000%	47
2005 issuance — Series B	July 2, 2015	July 2, 2020	5.11%	3 months $ LIBOR + 1.695%	45
2008 issuance — Series B	May 27, 2018	May 27, 2023	8.44%	3 months $ LIBOR + 4.929%	25

Total					117

          See "Note 19: Long-Term Debt" to our consolidated financial statements as of December 31, 2015 for additional information.

Other Liabilities

          Other liabilities increased by $3.3 million to $100.5 million as at December 31, 2015. The increase is largely as a result of the $4.8 million provision recorded for penalties and/or fines related to the internal investigation for compliance by US clients with tax regulations.

Contractual Obligations

Credit-Related Arrangements

          We enter into standby letters of credit, letters of guarantee and contractual commitments to extend credit in the normal course of business, which are not required to be recorded on the balance sheet. Since many commitments expire unused or only partially used, these totals do not necessarily reflect future cash requirements. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The following table sets forth the outstanding financial guarantees with contractual amounts representing credit risk as of the dates indicated:

	December 31, 2015			December 31, 2014

(in millions of $)	Gross	Collateral	Net	Gross	Collateral	Net

Standby letters of credit	258,851	257,200	1,651	225,718	224,158	1,560
Letters of guarantee	9,137	8,418	719	10,227	7,594	2,633

Total	267,988	265,618	2,370	235,945	231,752	4,193

          The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses. The following table sets forth the outstanding unfunded legally binding commitments to extend credit as of the dates indicated:

(in millions of $)	December 31, 2015	December 31, 2014

Commitments to extend credit	390,497	257,266
Documentary and commercial letters of credit	455	1,927

Total unfunded commitments to extend credit	390,952	259,193

          The Bank has a facility by one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31 2015, $123.7 million (December 31, 2014: $91.8 million) of standby letters of credit were issued under this facility.

Contractual Obligations

          The following table presents our outstanding contractual obligations as of December 31, 2015:

(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years

Long term debt(1)	117.0	—	47.0	—	70.0
Operating lease obligations	20.0	5.2	7.6	4.9	2.3
Sourcing arrangements(2)	16.3	16.3	—	—	—
Term deposits	1.5	1.4	0.1	—	—
Other obligations	4.8	2.4	1.0	0.9	0.5

Total outstanding contractual obligations	158.1	23.9	55.6	5.8	72.8

(1)
Long term debt excludes interest

(2)
We also have an outstanding contractual obligation relating to an eight-year agreement entered into in October 2008 with HP (previously EDS) to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with HP, server management and maintenance, technology field support, application support and development and help desk functions are managed by HP. Our obligations to HP under this agreement amounted to $16.3 million as of December 31, 2014 (December 31, 2013: $33.1 million).

          See "Note 12: Credit related arrangements and commitments" to our consolidated financial statements as of December 31, 2015 for additional information.

Repurchase Agreements

          We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As of December 31, 2015 and 2014, there were no repurchase agreements outstanding.

Shareholders' Equity

          Shareholders' equity decreased during the year ended December 31, 2015 by $99.0 million to $750.4 million.

          Increases totaling $88.2 million included:

  •
  $77.7 million of net income for the year;

  •
  $1.6 million of net decreases in employee benefit plan adjustments;

  •
  $7.7 million of share-based compensation;

  •
  $0.8 million of share-based settlements for stock options exercised; and

  •
  $0.4 million from accretion of net unrealized losses on HTM investments transferred from AFS investments.

          These increases were offset by decreases totaling $187.2 million:

  •
  $126.0 million from the purchase and cancellation of common shares;

  •
  $11.8 million from net change in unrealized gains (losses) on AFS investments;

  •
  $24.8 million of common share dividends;

  •
  $4.9 million from the purchase of treasury common shares;

  •
  $0.2 million from the purchase and cancellation of preference shares;

  •
  $16.5 million of preference share dividends and guarantee fees; and

  •
  $3.0 million of translation adjustments on foreign operations

          On April 30, 2015, Butterfield repurchased and canceled 80,000,000 common shares held by CIBC for $1.50 per share, for a total of $120.0 million. The remaining CIBC shareholding in Butterfield (representing 23,434,232 shares) was purchased by Carlyle Global Financial Services, L.P. at $1.50 per share and subsequently sold to other investors.

Liquidity

          We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.

  Sources and Uses of Cash

          Our primary sources of cash are (i) cash obtained from deposit, (ii) long-term debt, and (ii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our preference and common shares and guarantee fees, (iii) as repayment of certain maturing liabilities and (iv) extraordinary requirements for cash, such as acquisitions. We had $2.3 billion of cash and cash equivalents as of December 31, 2015 and $2.1 billion as of December 31, 2014, as well as $2.9 million and $3.0 million, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements.

  Liquidity Risk

          Our liquidity risk is managed through a comprehensive framework of policies and limits overseen by our Group asset and liability committee. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.

          We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analyses under ordinary business activities and conditions and under situations simulating a severe run on the Bank. The Bank strives to use a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Bank manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology. The results of these measures and analyses are incorporated into our liquidity contingency plan, which provides the basis for the identification of our liquidity needs. For more information, see "Risk Management — Liquidity Risk."

Capital Resources

          We manage our capital both on a consolidated basis and, where appropriate, on a legal entity basis. The finance department has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the Risk Policy & Compliance Committee of the Board. The management of capital will also involve regional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

          Our regulatory capital is determined in accordance with guidelines issued by our lead regulator, the BMA, which are based on the risk-based capital adequacy framework ("Basel II framework") developed by the BCBS and has been endorsed by the central bank governors and heads of bank supervision of the G10 countries. We are fully compliant with all regulatory capital requirements and maintain capital ratios well in excess of regulatory minimums as of December 31, 2015.

          The Bank was required to report under both Basel II and Basel III guidance during 2015. However only the Basel II results were required to be published under guidance from the BMA. From January 1, 2016 onwards, all published ratios will be calculated under Basel III.

          The following is a summary of key terms relating to our Basel II capital ratios:

          Tier 1 capital is comprised of share capital (common and preference shares), the share premium account, retained earnings and other reserves. It may also include interim retained profits that have been verified by external auditors, but losses must be taken into account, whether audited or not. Retained earnings and other reserves exclude unrealized gains and losses on available for sale investments. A deduction from Tier 1 capital is made in respect of both goodwill and intangible assets and the Bank's defined benefit pension obligations. For accounting purposes, acquired customer relationships are capitalized as intangible assets where they meet certain criteria and amortized over a period not exceeding 15 years.

          Tier 2 capital is comprised of the Bank's qualifying subordinated notes and the general allowance for credit losses. Under BMA rules, subordinated notes qualify as lower Tier 2 capital provided the residual maturity is greater than 5 years to maturity; subordinated notes with less than 5 years to maturity are still eligible to qualify as Tier 2, but the capital value is subject to amortization. Furthermore, qualifying subordinated notes cannot exceed 50% of the total of Tier 1 capital, and Tier 2 capital cannot exceed Tier 1 capital. In addition, the general allowance for credit losses cannot exceed 1.25% of RWA. At December 31, 2015 the Group's qualifying subordinated loans of $89.0 million, when expressed as a percentage of Tier 1 capital was 12.7%, Tier 2 capital was 17.1% of Tier 1 capital and the Group's general provision for credit losses represented 0.7% of RWA.

          RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the BMA plus a component for operational risk. The Bank follows the BCBS guidelines in setting formulae for calculation of the components of total RWA.

          Tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA.

          Tier 1 common ratio is the same as the Tier 1 capital ratio but excludes preference shareholders' equity in the numerator.

          Total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Under Basel II, Pillar I, banks must maintain a minimum Total capital ratio of 8%. In effect, this means that 8% of risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending, financial instruments and other exposures. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent.

          As of December 31, 2015, our regulatory capital stood at $818.4 million with the consolidated Tier 1 and total capital ratios of 16.2% and 19.0%, respectively (2014: 19.0% and 22.2%, respectively).

          The following table sets forth our capital adequacy as of December 31, 2015 and 2014 in accordance with the Basel II framework:

	As of December 31,

(in millions of $)	2015	2014

Capital
Tier 1 capital	699.3	781.7
Tier 2 capital	119.1	130.8

Total capital	818.4	912.5

Risk Weighted Assets
Cash due from banks and investments	1,004.6	683.2
Loans	2,201.7	2,364.9
Other assets	278.5	314.0
Off-balance sheet items	215.0	177.7
Operational risk charge	604.3	573.6

Total risk-weighted assets	4,304.1	4,113.4

Capital Ratios (%)
Tier 1 common	12.0%	14.6%
Tier 1 total	16.2%	19.0%
Total capital	19.0%	22.2%

          These capital ratios are considered non-GAAP measures which are calculated under Basel II rules.

          Tier 1 capital decreased due to the buyback for cancellation of 84 million common shares during the year, slightly offset by earnings on the year, while Tier 2 capital decreased due to the amortization of the eligibility of our long-term debt's eligibility for inclusion as Tier 2 capital. The long-term debt's eligibility is amortized down based upon guidance from the BMA over a fixed period per issuance. RWA increased funded by an increase in deposits. The decrease in Tier 1 and Tier 2 capital and increase in RWA resulted in an overall decrease in each of our regulatory ratios.

          Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio and Liquidity Coverage Ratio ("LCR") regimes. As discussed previously, from January 1, 2016 onwards, all published ratios will be calculated under Basel III.

          The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. When fully phased-in, we will be subject to the following requirements:

  •
  CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%;

  •
  Tier 1 capital of at least 8.5% of RWA, inclusive of the 2.5% capital conservation buffer;

  •
  Total capital of at least 10.5% of RWA, inclusive of the 2.5% capital conservation buffer;

  •
  We are considered to be a Domestic Systemically Important Bank ("D-SIB") and are subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon our assessment of the extent to which we

    (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to our role in deposit taking, corporate lending, payment systems and other core economic functions;

  •
  Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector;

  •
  Leverage ratio must be at 5.0% or higher; and

  •
  LCR with a minimum requirement of 100%, subject to the phase-in rules.

          We expect, based on our understanding of the current BMA guidelines for capital adequacy, that Basel III will result in lower CET1 capital and higher RWA as compared to Basel II. As of December 31, 2015, we maintained ratios in excess of the required regulatory minimums, with a CET1 ratio of 10.7%.

Preference Shares

          In June 2009, we offered 200,000 shares of 8.00% non-cumulative perpetual limited voting preference shares of par value $ 0.01 with a liquidation preference of $1,000 per share and $200,000,000 in the aggregate. The preference shares are fully and unconditionally guaranteed, with the full faith and credit of the Government of Bermuda (the "Guarantor"), as to payment of dividends for up to ten years and as to payment of the liquidation preference on, or in certain circumstances prior to, the ten-year anniversary of the date of issuance (the "Guarantee").

          Dividends on the preference shares are payable quarterly on a non-cumulative basis, only when, as and if declared by the Board, on March 15, June 15, September 15 and December 15 of each year at a fixed rate equal to 8.00% per annum on the liquidation preference, commencing on September 15, 2009. In the event that, during the term of the Guarantee, we do not pay full dividends in respect of any quarterly dividend period on any preference shares that are then issued and outstanding, the Guarantor has agreed to pay to the trustee, in trust, for the benefit of, and for further payment to, the holders of the preference shares an amount equal to such unpaid dividends or unpaid liquidation preference pursuant to the Guarantee. The terms of the Guarantee also provide that to the extent the Guarantor pays any unpaid dividends or liquidation preference, then the Guarantor will be subrogated against the Bank in respect of rights of payment that the holders of the preference shares would have had against the Bank but for the Guarantor's payment. Furthermore, if full dividends payable on the preference shares have not been paid by the Bank for an aggregate of six quarterly dividend periods or more (whether or not consecutive) the Guarantor shall have the right to appoint two persons to the Board of the Bank until such time as full dividends have been paid by the Bank on the preference shares for at least four consecutive quarterly dividend periods.

          The Bank at our option, subject to the approval of the BMA, may redeem from time to time, in whole or in part, out of funds legally available therefor, any preference shares at the time issued and outstanding on the tenth day prior to the ten-year anniversary of the date of the first issuance of the preference shares (the "Bank Redemption Date") or after the day which is the ten-year anniversary of the date of the first issuance of the preference shares (the "Guarantee End Date"), at a redemption price equal to the sum of 100% of the liquidation preference per preference share plus the amount of all unpaid dividends per preference share for the then-current dividend period to the Guarantee End Date (in the case of a redemption on the Bank Redemption Date) or the date of redemption (in the case of a redemption after the Guarantee End Date), regardless of whether any dividends are actually declared for such dividend period. In addition, we may, subject to the approval of the BMA, from time-to-time, redeem the preference shares prior to the Bank

Redemption Date at our option, in whole or in part, out of funds legally available therefor, at a redemption price per preference share equal to the "Make-Whole Redemption Price" (as such term is defined in the DPS Certificate of Designation of the preference shares).

          Unless previously redeemed, on the ten-year anniversary of the date of issuance, all holders of preference shares then issued and outstanding shall have the option to require the Guarantor to purchase the preference shares at a price per preference share equal to the liquidation preference thereof, plus any unpaid dividends for the then-current dividend period to the date of such purchase, regardless of whether any dividends are actually declared for such dividend period.

Contingent Value Convertible Preference Shares

          In March 2010, we offered up to 99.3 million common shares and 8.3 million contingent value convertible preference shares ("CVCP shares") in the form of up to 107.6 million Rights Units, each Unit consisting of 0.92038 common shares and 0.07692 CVCP shares, for each common share held at a price of $1.21 per Rights Unit.

          On March 31, 2015, all remaining issued and outstanding CVCP shares were converted to common shares at a conversion ratio of 1:1.

Share Buy-Back Program

          We initially introduced two share buy-back programs on May 1, 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each program was approved by the Board for a period of 12 months, in accordance with the regulations of the BSX. The BSX is advised monthly of shares purchased pursuant to each program.

Common Share Buy-Back Program

          Effective April 1, 2014, the Board approved the 2014 common share buy-back program authorizing the purchase for treasury of up to 15 million common shares.

          On February 26, 2015, the Board approved, with effect from April 1, 2015, the 2015 common share buy-back program, authorizing the purchase for treasury of up to 8 million common shares.

          On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 8 million common shares.

          Total common share buy-backs for the years ending December 31, 2015, 2014, 2013, and 2012 are as follows:

	Year ending December 31,

	2015	2014	2013	2012	Total

Acquired number of shares (to the nearest share)	2,503,707	8,567,340	4,038,482	7,260,051	22,369,580
Average cost per common share (in $)	1.94	1.99	1.39	1.24	1.63

Total cost (in $)	4,862,248	17,018,412	5,610,907	8,999,061	36,490,628

          On April 30, 2015, we repurchased and canceled 80,000,000 common shares held by CIBC for $1.50 per share, for a total of $120.0 million. The remaining CIBC shareholding in Butterfield (representing 23,434,232 shares) was purchased by Carlyle Global Financial Services, L.P. at $1.50 per share and subsequently sold to other investors.

          On August 13, 2015, we repurchased and canceled 4,000,000 common shares held by two directors for $1.49 per share, for a total of $6.0 million.

Preference Share Buy-Back Program

          On April 28, 2014, the Board approved the 2014 preference share buy-back program, authorizing the purchase and cancellation of up to 26,600 preference shares.

          On February 26, 2015, the Board approved, with effect from May 5, 2015, the 2015 preference share buy-back program, authorizing the purchase and cancellation of up to 5,000 preference shares.

          Total preference share buy-backs for the years ending December 31, 2015, 2014, 2013, and 2012 are as follows:

	Year ending December 31,

	2015	2014	2013	2012	Total

Acquired number of shares (to the nearest share)	183	560	11,972	4,422	17,137
Average cost per preference share (in $)	1,151.55	1,172.26	1,230.26	1,218.40	1,224.46

Total cost (in $)	210,734	656,465	14,728,624	5,387,777	20,983,600

          From time to time, our associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each program, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase program must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities.

Warrants

          Following the capital raise on March 2, 2010, the terms of the 4,279,601 warrants with an exercise price of $7.01 previously issued to the Government of Bermuda in conjunction with the issuance of the preference shares in 2009 were adjusted in accordance with the terms of the Guarantee. Subsequently, the Government of Bermuda now holds 4.32 million (2014: 4.30 million) warrants with an exercise price of $3.47 (2014: $3.49) with an expiration date of June 22, 2019.

Dividends

          During the year ended December 31, 2015, we declared cash dividends totaling $24.8 million or $0.05 for each common share and CVCP share on record as of the related record dates (2014: $27.4 million or $0.05 for each common share and CVCP share on record). The CVCP shares were all converted to common shares on March 31, 2015.

          The Board also declared a fourth interim dividend of $0.01 per common share paid on March 24, 2016 to shareholders of record on March 11, 2016.

          During the years ended December 31, 2015 and 2014, we declared the full 8.00% cash dividends on preference shares in each quarter. Preference share dividends declared and paid were $14.6 million during 2015 (2014: $14.7 million). Guarantee fees paid to the Government of Bermuda were $1.8 million during 2015 (2014: $1.8 million).

Cash Flows

          Cash due from banks was $2.3 billion as of December 31, 2015, compared to $2.1 billion as of December 31, 2014. The increase is described below by category of operating, investing and financing activities.

          For the year ended December 31, 2015, net cash provided by operating activities totaled $155.5 million (2014: $143.8 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $11.7 million from 2014 to 2015, due primarily to an increase in other liabilities and employee benefit plans, and the movement in net realized gains (losses) on AFS investments, offset by a decrease in net income that generated lower cash earnings compared to the prior year, and an increase in other assets.

          Our investing activities include capital expenditures, loan activities, investment activities, and divesture and acquisition activities. We do not own, directly or indirectly, any shares of stock or any other equity interest or long-term debt securities of any company, corporation, firm, partnership, joint venture, association or other entity, except pursuant to the ordinary course of investment activities, the strategic investment in an associated company or as a result of the ordinary course of loan origination. Net cash used in investing activities for the year ending December 31, 2015 totaled $325.8 million, compared to cash used in investing activities of $258.7 million in 2014. The $67.1 million increase in cash used in investing activities in 2015 was mainly attributable to a $315.4 million decrease in purchases of short-term investments, a $237.5 million increase in proceeds from maturities and pay-downs on AFS investments, and a $108.3 million increase in proceeds from sales on AFS investments, which was partially offset by a $217.9 million increase in purchases of AFS investments, a decrease in loans movement of $181.9 million and the $310.6 million relative decrease from the deposits acquired in the HSBC acquisition in Cayman in 2014.

          Net cash provided by financing activities totaled $426.9 million in 2015, compared to net cash provided by financing activities of $461.7 million in 2014. The $34.8 million decrease is mainly due to a $39.1 million decrease in deposit growth, a $113.8 million increase in common shares repurchased attributable to the share repurchase and cancellation of the majority of CIBC's shareholding and repurchases from two other shareholders, which was partially offset by a $90.0 million decrease in repayment of long-term debt due to the redemption of the $90 million Series A note in 2014 and a $25.5 million decrease in securities sold under agreement to repurchase.

Off Balance Sheet Arrangements

Assets Under Administration and Assets Under Management

          In the normal course of business, we hold assets under administration and assets under management in a fiduciary or agency capacity for our clients. In accordance with GAAP, these assets are not our assets and are not included in our consolidated balance sheet.

Credit-Related Arrangements

          We enter into standby letters of credit, letters of guarantee and contractual commitments to extend credit in the normal course of business, which are not required to be recorded on the balance sheet. Since many commitments expire unused or only partially used, these arrangements do not necessarily reflect future cash requirements. Management believes there are no material commitments to extend credit that represent risks of an unusual nature.

          Standby letters of credit and letters of guarantee are issued at the request of our clients in order to secure a client's payment or performance obligations to a third party. These guarantees represent our irrevocable obligation to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary's claim against the client. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years.

          Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client defaults. To control the credit risk associated with issuing letters of credit and letters of guarantee, we subject such activities to the same credit quality and monitoring controls as our lending activities. The types and amounts of collateral security we hold for these standby letters of credit and letters of guarantee are generally represented by our deposits or a charge over assets held in mutual funds. We are obligated to meet the entire financial obligation of these agreements and in certain cases are able to recover the amounts paid through recourse against the collateral security.

Jurisdiction Overview

          The Bank manages its segments on a geographic basis which are grouped into the following six business segments based upon the geographic location of the Bank's operations: Bermuda, the Cayman Islands, Guernsey, Switzerland, The Bahamas and the United Kingdom. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

          Note that the operations of Switzerland and The Bahamas are not included in the following discussion due to their small scale of operations and their immaterial impact to the Bank's overall results.

Bermuda

          For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees, Banking Center locations and business volume. In 2015, we were named the Official Bermuda Bank of the 2017 America's Cup. Recognized in 2013, 2014 and 2015 as Bermuda's Bank of the Year by The Banker, we are Bermuda's largest independent bank based upon market share of the Bermuda deposit market by an independent bank, offering a full range of community banking services and wealth management services, including private banking, asset management and personal trusts. We also provide services to corporate and institutional clients in Bermuda, which includes asset management and corporate trust services. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2015 and 2014.

(in thousands of $)	2015	2014	$ change	% change

Net interest income	145,088	144,692	396	0.3%
Provision for credit losses	(3,625)	(6,425)	2,800	(43.6)%
Non-interest income	61,050	60,692	358	0.6%

Net revenue before other gains (losses)	202,513	198,959	3,554	1.8%
Operating expenses	(159,474)	(145,696)	(13,778)	9.5%

Net income before other gains (losses)	43,039	53,263	(10,224)	(19.2)%
Total other gains (losses)	(2,503)	6,908	(9,411)	(136.2)%

Net income	40,536	60,171	(19,635)	(32.6)%

(in millions of $)
Customer deposits	4,272	3,870	402	10.4%
Loans, net of allowance for credit losses	2,097	2,031	66	3.2%
Total assets	5,114	4,797	317	6.6%

Assets under administration
Custody and other administration services	29,367	29,824	(457)	(1.5)%
Trust	32,064	33,650	(1,586)	(4.7)%

Assets under management
Butterfield Funds	1,644	1,893	(249)	(13.2)%
Other assets under management	479	404	75	18.6%

Total assets under management	2,123	2,297	(174)	(7.6)%

Number of employees	529	537	(8)	(1.5)%

          Net income before other gains and losses was $43.0 million for the year ended December 31, 2015, down by $10.3 million from $53.3 million in the prior year, due principally to increased project-related professional fees, which were up by $6.2 million to $14.0 million, increased severance and early retirement costs which were up $3.9 million to $6.6 million, a $4.8 million provision in connection with the ongoing US investigation relating to the so-called John Doe Summonses, partially offset by lower provisions for credit losses which were down $2.8 million to $12.8 million. See "Business — Legal Proceedings."

          Other losses of $2.5 million during the year were unfavorable by $9.4 million compared to net gains of $6.9 million in 2014. Other losses in 2015 were due primarily to realized losses upon the sale of certain AFS investments of $2.8 million due to the strategic repositioning of the investment portfolio partially offset by decreased valuation allowances taken on foreclosed properties. In 2014, a $8.7 million gain was recorded from the sale of a pass-through note. Net income after gains and losses was $40.5 million in 2015, a decrease of $19.7 million from $60.2 million in the prior year.

          Net interest income before provision for credit losses increased by $0.4 million to $145.1 million in 2015. The increase was driven primarily by investment income that increased by $1.5 million due to a higher volume of investments, deposit income that increased by $0.2 million due to a greater volume of deposits placed, lower deposit interest expense of $0.6 million due to a lower volume of interest bearing deposits, and lower long-term debt interest expense of $0.8 million due to one tranche of long-term debt rolling over into a lower interest rate. This was partially offset by lower loan interest income of $2.7 million from lower loan volumes.

          Provision for credit losses was $3.6 million, down $2.8 million from the prior year, which resulted primarily from large provisions for commercial loans and residential mortgages that were taken in 2014, compared to much lower required provisions in 2015, combined with increased recoveries, which were partially offset by unfavorable growth in new loans written and some quicker than expected prepayments in 2015.

          Non-interest income increased by $0.4 million to $61.0 million in 2015, due primarily to increased asset management revenue from increased money market fund rates and other one-time fees, increased banking revenues resulting primarily from increased electronic banking revenues, which was partially offset by decreased rental income from the sale of hotel properties in 2014 and decreased foreign exchange and trust revenues due to decreased volumes.

          Operating expenses increased by $13.8 million to $159.5 million in 2015 due to higher project-related professional fees, increased salaries and other benefits expense relating to increased severance and post-retirement medical expense partially offset by reduced headcount and incentive compensation, a provision in connection with the ongoing US investigation relating to the John Doe Summonses, and increased non-income taxes from higher payroll taxes, partially offset by decreased property management and maintenance costs resulting from the sale of hotel properties in 2014 as well as cost savings initiatives resulting in lower electrical costs.

          Total assets as of December 31, 2015 were $5.1 billion, up $0.3 billion from December 31, 2014. Customer deposits ended 2015 at $4.3 billion, up $0.4 billion from the end of 2014 from organic customer growth, and loan balances ended 2015 at $2.1 billion, up $0.1 billion from the end of 2014 primarily from a growth in government lending.

          Client assets under administration for the trust and custody businesses as of December 31, 2015 were $39.2 billion and $29.4 billion, respectively, while assets under management were $2.1 billion. This compares with $33.7 billion, $29.8 billion and $2.3 billion, respectively, as of December 31, 2014.

Cayman Islands

          We are a leading financial services provider in the Cayman Islands, offering a comprehensive range of personal and corporate financial services. In addition to our strong retail presence, we are focused on the provision of wealth management services including private banking, asset management and trust services.

          Named Bank of the Year in the Cayman Islands in 2013, 2014 and 2015 by The Banker, we continued to enhance our client delivery channels including online and mobile banking, and introduced new American Airlines affinity credit card products in the market. With three Banking Centers in excellent locations and 10 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2015 and 2014.

(in thousands of $)	2015	2014	$ change	% change

Net interest income	66,925	59,370	7,555	12.7%
Provision for credit losses	(466)	(557)	91	(16.3)%
Non-interest income	39,508	33,515	5,993	17.9%

Net revenue before other gains (losses)	105,967	92,328	13,639	14.8%
Operating expenses	(58,115)	(58,829)	714	(1.2)%

Net income before other gains (losses)	47,852	33,499	14,353	42.8%
Total other gains (losses)	(793)	36	(829)	(2302.8)%

Net income	47,059	33,535	13,524	40.3%

(in millions of $)
Customer deposits	3,013	2,591	422	16.3%
Loans, net of allowance for credit losses	1,065	1,104	(39)	(3.5)%
Total assets	3,282	2,864	418	14.6%

Assets under administration
Custody and other administration services	2,008	1,464	544	37.2%
Trust	3,463	3,432	31	0.9%

Assets under management
Butterfield Funds	83	111	(28)	(25.2)%
Other assets under management	768	696	72	10.3%

Total assets under management	851	807	44	5.5%

Number of employees	293	293	—	—

          Net income before other gains and losses for the year ended December 31, 2015 was $47.9 million, up by $14.4 million from $33.5 million in 2014. The increase was due primarily to increases in interest income on loans and investments and non-interest income led by volume-driven foreign exchange income, banking, trust and asset management fees, partially offset by increased amortization of intangible assets.

          Net interest income before provision for credit losses was $66.9 million in 2015, an improvement of $7.6 million compared to 2014. The increase was driven primarily by an improvement in loan income of $4.3 million from a $104.0 million increase in average loans attributable largely to the acquisition of loans and deposits from HSBC Bank (Cayman) Limited in the fourth quarter of 2014. Investment income was up by $3.5 million, resulting from an average increase of $204.3 million in fixed rate AFS securities and $217.5 million in floating rate notes. Deposit liability costs increased from $1.9 million in 2014 to $2.1 million in 2015 on growth in average customer deposits of $785.8 million.

          Provision for credit losses of $0.5 million in 2015 was $0.1 million lower than provision for credit losses in 2014.

          Non-interest income was $39.5 million, up $6.0 million year over year. The increase was due primarily to volume driven increases in foreign exchange and banking fees led by wire transfer, account service charges and card volumes, along with asset management and trust fees. These increases were partially offset by lower rental income.

          Other losses for the year ended December 31, 2015 were $0.8 million, an increase of $0.8 million from the prior year, which resulted primarily from investment sales as a part of the strategic repositioning of the investment portfolio, partially offset by the gain on the sale of Butterfield House, a building we formerly occupied.

          Operating expenses decreased $0.7 million, year over year, to $58.1 million, driven primarily by acquisition integration and other project costs in 2014 along with lower technology and communication costs in the current year, which were partially offset by increased salary and employee benefit costs and amortization of intangible assets following the acquisition of loans and deposits from HSBC Bank (Cayman) Limited in the fourth quarter of 2014.

          Total assets as of December 31, 2015 were $3.3 billion, up $0.4 billion from the end of 2014, reflecting higher client deposit levels, in addition to the acquisition of loans and deposits from HSBC Cayman in November 2014. Net loans remained flat between the end of 2014 and the end of 2015 at $1.1 billion. The AFS investments, at $1.0 billion at the end of 2015, were up $0.2 billion, year over year.

          Client assets under administration for the trust and custody businesses were $3.5 billion and $2.0 billion, respectively, while assets under management were $0.9 billion at the end of 2015. This compares with $3.4 billion, $1.5 billion and $0.8 billion, respectively, on December 31, 2014.

Guernsey

          In Guernsey, we offer private banking, lending, asset management, custody, administered banking and fiduciary services. The following table provides certain financial information for our Guernsey segment for the years ended December 31, 2015 and 2014.

(in thousands of $)	2015	2014	$ change	% change

Net interest income	16,598	18,061	(1,463)	(8.1)%
Provision for credit losses	(103)	(154)	51	(33.1)%
Non-interest income	26,171	26,814	(643)	(2.4)%

Net revenue before other gains (losses)	42,666	44,721	(2,055)	(4.6)%
Operating expenses	(39,872)	(39,580)	(292)	0.7%

Net income before other gains (losses)	2,794	5,141	(2,347)	(45.7)%
Total other gains (losses)	(1,066)	4,432	(5,498)	(124.1)%

Net income	1,728	9,573	(7,845)	(81.9)%

(in millions of $)
Customer deposits	1,245	1,496	(251)	(16.8)%
Loans, net of allowance for credit losses	433	527	(94)	(17.8)%
Total assets	1,391	1,639	(248)	(15.1)%

Assets under administration
Custody and other administration services	6,253	9,247	(2,994)	(32.4)%
Trust	31,339	41,016	(9,677)	(23.6)%

Assets under management
Butterfield Funds	55	46	9	19.6%
Other assets under management	355	355	—	—

Total assets under management	410	401	9	2.2%

Number of employees	203	211	(8)	(3.8)%

          Our Guernsey segment's results also include the Legis Group, the acquisition of which closed on April 1, 2014. The acquisition was undertaken to expand our market presence and widen the range of corporate and institutional trust services for private clients and institutional and corporate clients.

          Our Guernsey segment posted net income before gains and losses of $2.8 million in 2015, compared to $5.1 million in 2014. The year-over-year decrease is due mainly to increased expenses, primarily salaries and benefits, as a result of the full year of increased full-time headcounts from the Legis transaction, as well as adverse exchange rate movements affecting revenues. In GBP equivalent, net revenues before gains and losses were up £0.8 million, largely resulting from a full year of revenue from the Legis transaction.

          Other losses for 2015 were $1.1 million, up by $5.5 million compared to net gains of $4.4 million in 2014, due primarily to valuation changes on certain US government and federal agency securities. Net income after gains and losses was $1.7 million in 2015, a decrease of $7.8 million from $9.6 million in 2014.

          Net interest income before provision for credit losses decreased by $1.5 million to $16.6 million in 2015, compared to $18.1 million in 2014, primarily due to lower interest income earned on investments from lower yields, as well as adverse exchange rate movements.

          Provision for credit losses was $0.1 million, compared to $0.2 million in 2014.

          Non-interest income decreased by $0.6 million to $26.2 million in 2015, attributable to lower banking revenue from the termination of a tailor-made banking product for one of our major clients in 2014, and adverse exchange rate movements offset by increased trust revenues as a result of new business growth and the impact of the Legis transaction in the prior year.

          Operating expenses of $39.9 million in 2015 were $0.3 million higher than 2014 due to higher staff expenses from headcount increases, offset by favorable exchange rate movements and lower amortization as intangibles from a previous acquisition were fully amortized by the end of 2014.
          Total assets of $1.4 billion as of December 31, 2015 were down from $1.6 billion as of December 31, 2014.

          At the end of 2015, client assets under administration for the trust and custody businesses were $31.3 billion and $6.3 billion, respectively, while assets under management were $0.4 billion as of December 31, 2015. This compares with $41.0 billion, $9.2 billion and $0.4 billion, respectively, as of December 31, 2014.

United Kingdom

          In the UK in 2015, we provided a range of traditional private banking, lending, treasury and investment management services, inclusive of the provision of family office services to high net worth international clients through the expertise within the Butterfield Group. In early 2016, we announced the orderly wind down of the deposit-taking and investment management and custody businesses in the UK. The following table provides certain financial information for our UK segment for the years ended December 31, 2015 and 2014.

(in thousands of $)	2015	2014	$ change	% change

Net interest income	10,531	16,213	(5,682)	(35.0)%
Provision for credit losses	(1,547)	(912)	(635)	69.6%
Non-interest income	6,307	7,717	(1,410)	(18.3)%

Net revenue before other gains (losses)	15,291	23,018	(7,727)	(33.6)%
Operating expenses	(22,251)	(22,164)	(87)	0.4%

Net income before other gains (losses)	(6,960)	854	(7,814)	(915.0)%
Total other gains (losses)	(5,076)	4,312	(9,388)	(217.7)%

Net income	(12,036)	5,166	(17,202)	(333.0)%

(in millions of $)
Customer deposits	598	614	(16)	(2.6)%
Loans, net of allowance for credit losses	404	357	47	13.2%
Total assets	788	833	(45)	(5.4)%

Assets under administration — Custody	1,573	1,920	(347)	(18.1)%

Assets under management
Butterfield Funds	70	88	(18)	(20.5)%
Other assets under management	139	183	(44)	(24.0)%

Total assets under management	209	271	(62)	(22.9)%

Number of employees	80	85	(5)	(5.9)%

          The UK segment recorded a net loss of $12.0 million in 2015, down $17.2 million from net income of $5.2 million in 2014. Costs associated with the orderly wind down of the UK's operations inclusive of impairment charges and other restructuring charges, as well as lower net interest income primarily attributable to lower loan balances accounts for the majority of the decrease.

          Other losses in 2015 were $5.1 million, down $9.4 million from gains in 2014 of $4.3 million, due primarily to the impairment of the core banking system as a result of the orderly wind down of the UK's operations, compared to a change in unrealized gains recorded in 2014 pertaining to certain US government and federal agency securities. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for more information.

          Net interest income before provision for credit losses of $10.5 million was down $5.7 million from $16.2 million in 2014. The decrease was due primarily to reduced loan interest income, which resulted from the combination of a reduction in commercial loan balances with a corresponding decrease in average interest rates earned on loans, as well as adverse exchange rate movements.

          Provision for credit losses was $1.5 million in 2015 compared to $0.9 million in 2014. Additional provisions of $1.7 million were raised on two commercial loan facilities and were offset by a $0.2 million recovery on a commercial facility that was written off in 2014.

          Operating expenses of $22.3 million in 2015 were $0.1 million higher than in 2014, due primarily to restructuring charges of $2.2 million recorded in 2015, as well as a $0.2 million increase in professional and outside services fees, which were slightly offset by reductions in salaries and other employee benefits from a drop in headcount, a decrease in non-income taxes from a value-added tax recovery, a decrease in rental expense, as well as favorable foreign exchange movements.

          Total assets at the end of 2015 were consistent with total assets at the end of 2014 at $0.8 billion. Loan balances and customer deposit balances both remained flat from the year-end 2014 position at $0.4 billion and $0.6 billion, respectively.

          Custody client assets under administration at the end of 2015 amounted to $1.6 billion, down from $1.9 billion as of December 31, 2014. Assets under management were $0.2 billion as of December 31, 2015, down from $0.3 billion as of December 31, 2014.

Critical Accounting Policies and Estimates

          The Bank's significant accounting policies conform to US GAAP and are described in Note 2 of our audited consolidated financial statements. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Details of certain critical policies and estimates that affect our business results are summarized below:

Allowance for Credit Losses

          We maintain an allowance for credit losses, which in management's opinion is adequate to absorb all estimated credit-related losses in our lending and off-balance sheet credit-related arrangements at the balance sheet date.

          The allowance for credit losses could be affected by a variety of internal and external factors. Internal factors include portfolio performance such as delinquency levels, assigned risk ratings, the mix and level of loan balances, differing economic risks associated with each loan category and the financial condition of specific borrowers. External factors include fluctuations in the general economy, unemployment rates, bankruptcy filings, developments within a particular industry, changes in collateral values and factors particular to a specific commercial credit such as competition, business and management performance. The allowance for credit losses may be adjusted to reflect our current assessment of various qualitative risks, factors and events that may not be measured in our statistical procedures. There is no certainty that the allowance for credit losses will be appropriate over time to cover losses because of unanticipated adverse changes in any of these internal, external or qualitative factors.

          For non-accrual loans and loans modified in a TDR, we conduct specific analysis on a loan level basis to determine the probable amount of credit loss. If appropriate, a specific allowance is established for the loan through a charge to the provision for credit losses. For all classes of impaired loans, if the expected realizable value of the impaired loan is less than the recorded investment in the loan, impairment is recognized through an allowance estimate. If we determine that part of the allowance is uncollectible, in such cases, the provision for credit losses is not affected when a specific reserve for at least that amount already exists. Techniques utilized include comparing the loan's carrying amount to the estimated present value of its future cash flows or the fair value of its underlying collateral, or the loan's observable market price.

          Even minor changes in the level of estimated losses can significantly affect management's determination of the appropriate allowance because those changes must be applied across a large portfolio. To illustrate, an increase in estimated losses equal to one percent of our residential mortgage loan portfolio would result in a $25.3 million increase in the allowance, and a corresponding decrease to net income, or a $0.05 decrease per common share. The same increase in estimated losses for the commercial loan and commercial mortgage portfolio would result in a $12.9 million increase in the allowance and a corresponding decrease to net income, or a $0.02 decrease per common share. Such adjustments to the allowance for credit losses can materially affect financial results.

          Determination of the allowance for credit losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans, appraisal values of underlying collateral for collateralized loans, and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Recognition of Other-Than-Temporary Impairments on Investments

          For debt securities, we consider a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortized cost basis of the security. Investments in debt securities in unrealized loss positions are analyzed as part of our ongoing assessment of OTTI. When we intend to sell such securities or it is more likely than not that we will be required to sell the securities before recovering the amortized cost, we recognize an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When we do not intend to sell or it is not more likely than not that we will be required to sell such securities before recovering the amortized cost, we determine whether any credit losses exist to identify any OTTI.

          In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognized in net income. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads. We believe that the amount that has been recognized in net income has been a historically accurate estimate of the amount of impairment relating to credit losses on these investments.

          Our valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values which may be greater or lower than the actual value at which the investments may be ultimately sold or the ultimate cash flows that may be recovered. If the assumptions on which we base our fair valuations change, we may experience additional OTTI or realized losses or gains, and the period-to-period changes in value could vary significantly.

Fair Values

          We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Investments classified as trading and AFS, and derivative assets and liabilities are recognized in the consolidated balance sheet at fair value.

          Fair value inputs are considered Level 1 when based on unadjusted quoted prices in active markets for identical assets.

          We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models or other conventional valuation methods. In addition, when estimating the fair value of assets, we may use the quoted price of similar assets, if available.

          We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Bank's results of operations.

          Significant assets measured at fair value on a recurring basis include our U.S government and federal agencies investments, corporate debt securities, and commercial mortgage-backed securities. The fair values of these instruments are generally sourced from an external pricing service and are classified as Level 2 within the fair value hierarchy. The service's pricing models use predominantly observable valuation inputs to measure the fair value of these securities under both the market and income approaches.

          Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include other real estate owned, loan impairments for certain loans and goodwill.

          We review and update the fair value hierarchy classifications on a quarterly basis. We also verify the accuracy of the pricing provided by our primary external pricing service on a quarterly basis.

          There were no transfers between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.

          Refer to Note 17 of the Consolidated Financial Statements for further detail on the judgments made in classifying instruments in the fair value hierarchy.

Goodwill

          We account for acquisitions using the acquisition method of accounting, under which the acquired company's net assets are recorded at fair value at the date of the acquisition and the difference between the fair value of consideration and fair value of the net assets acquired is recorded as goodwill, if positive, and as bargain purchase gain, if negative.

          Goodwill is tested annually for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

          The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit were being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

          We rely on several assumptions when estimating the fair value of our reporting units using the discounted cash flow method. These assumptions include the estimated future cash flows from operations, current discount rate, as well as projected loan losses, an estimate of terminal value and other inputs. Our estimated future cash flows are largely based on our historical actual cash flows and industry and economic trends, among other considerations. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management's calculation would result in significant differences in the results of the impairment test.

          The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $23.5 million as of December 31, 2015, $24.8 million as of December 31, 2014 and $7.1 million of goodwill as of December 31, 2013.

Employee Future Benefits

          We maintain trusteed pension plans for substantially all employees as either non-contributory defined benefit plans or defined contribution plans. Benefits under the defined benefit plans are primarily based on the employee's years of credited service and average annual salary during the final years of employment as defined in the plans. We also provide post-retirement medical benefits for certain qualifying active and retired Bermuda-based employees.

          The calculations of the amounts recorded require the use of various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, and turnover rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. We believe that the assumptions used in recording our defined benefit plan obligations are reasonable based on our experience and advice from our actuaries.

          The post-retirement medical benefits obligation is determined using our assumptions regarding health care cost trend rates. The health care trend rates are developed based on historical cost data, the near-term outlook on health care trends and the likely long-term trends.

          In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the defined benefit obligations and future expense.

          See Note 11 to our consolidated financial statements as of December 31, 2015 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

 SELECTED STATISTICAL DATA

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

Average Balance Sheet and Interest Rates

          The following table presents average consolidated balance sheets and net interest income for the periods indicated:

	For the year ended December 31,

	2015			2014			2013

(in millions of $)	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate

Bermuda
Assets
Cash due from banks — Interest bearing	759.9	1.6	0.21%	601.7	1.4	0.23%	686.8	1.0	0.15%
Short-term investments	14.6	—	0.24%	11.5	—	0.09%	10.0	—	0.11%
Held for trading	0.4	—	0.00%	0.1	—	0.00%	—	—	0.00%
Available-for-sale	1,447.5	33.5	2.32%	1,379.1	33.4	2.42%	1,169.7	28.5	2.44%
Held-to-maturity	210.6	6.4	3.07%	160.2	5.1	3.18%	120.7	3.7	3.10%
Investment in securities(1)	1,658.5	40.0	2.41%	1,539.5	38.5	2.50%	1,290.4	32.2	2.50%
Commercial	700.8	33.5	4.78%	694.6	32.4	4.67%	742.4	36.1	4.86%
Consumer	1,323.3	79.0	5.97%	1,368.1	82.9	6.06%	1,419.4	82.4	5.81%
Total loans, net of allowance for credit losses(2)	2,024.1	112.5	5.56%	2,062.7	115.3	5.59%	2,161.8	118.5	3.43%
Interest-earning assets	4,457.2	154.1	3.46%	4,215.4	155.2	3.68%	4,149.0	151.8	4.36%
Other assets	187.5			227.5			272.6

Total assets	4,644.7	154.1	3.32%	4,442.9	155.2	3.49%	4,421.7	151.8	4.15%
Liabilities
Customer deposits	2,820.8	(6.7)	(0.24)%	2,875.3	(7.9)	(0.27)%	2,804.1	(6.9)	(0.25)%
Bank deposits	1.8	—	(1.52)%	2.4	(0.1)	(0.38)%	63.8	(0.2)	(0.38)%
Interest-bearing deposits	2,822.6	(6.7)	(0.24)%	2,877.7	(7.9)	(0.28)%	2,867.9	(7.2)	(0.25)%
Securities sold under agreement to repurchase	2.1	—	(0.39)%	22.0	(0.1)	(0.38)%	63.8	(0.2)	(0.38)%
Long-term debt	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%	228.7	(9.2)	(4.02)%
Interest-bearing liabilities	2,941.7	(11.5)	(0.39)%	3,016.9	(13.7)	(0.45)%	3,160.4	(16.6)	(0.53)%
Non-interest-bearing current accounts	1,192.5			883.1			726.9
Other liabilities	154.1			129.3			152.1

Total liabilities	4,288.2	(11.5)	(0.27)%	4,029.3	(13.7)	(0.34)%	4,039.3	(16.6)	(0.41)%
Shareholders' equity	356.5			413.6			382.3

Total liabilities and shareholders' equity	4,644.7			4,442.9			4,421.7

Non-interest-bearing funds net of non-interest-earning assets (free balance)	1,515.5			1,198.5			988.7

Net interest margin		142.5	3.20%		141.6	3.36%		135.1	3.26%

Net interest spread			3.05%			3.15%			3.02%

Ratio of average interest earning asset/ interest bearing liabilities	151.5%			139.7%			131.3%

Non-Bermuda
Assets
Cash due from banks — Interest bearing	1,311.6	3.2	0.24%	1,040.6	3.5	0.34%	1,076.9	4.4	0.40%
Short-term investments	321.8	1.7	0.54%	99.1	0.5	0.47%	21.1	—	0.00%
Held for trading	347.0	5.9	1.70%	598.7	9.1	1.52%	5.8	—	0.00%
Available-for-sale	1,025.3	17.5	1.71%	570.1	14.6	2.57%	1,179.6	23.1	1.96%
Held-to-maturity	186.3	6.2	3.32%	169.5	5.5	3.27%	179.6	5.5	3.07%
Investment in securities(1)	1,558.5	29.6	1.90%	1,338.2	29.2	2.19%	1,365.0	28.6	2.10%
Commercial	657.7	28.7	4.37%	886.4	33.4	3.77%	726.5	27.6	3.80%
Consumer	1,344.9	45.3	3.37%	1,125.8	43.3	3.84%	1,134.6	41.0	3.61%
Total loans, net of allowance for credit losses(2)	2,002.5	74.0	3.70%	2,012.2	76.7	3.81%	1,861.1	68.5	3.68%
Interest-earning assets	5,194.4	108.5	2.09%	4,490.2	109.9	2.45%	4,324.2	101.5	2.35%
Other assets	184.0			183.3			140.9

Total assets	5,378.5	108.5	2.02%	4,673.5	109.9	2.35%	4,465.1	101.5	2.27%
Liabilities
Customer deposits	4,318.2	(11.7)	(0.27)%	3,828.1	(12.8)	(0.33)%	3,712.5	(12.8)	(0.34)%
Bank deposits	15.9	(0.1)	(0.54)%	35.8	(0.2)	(0.46)%	38.8	(0.3)	(0.69)%
Interest-bearing deposits	4,334.1	(11.7)	(0.27)%	3,863.9	(12.9)	(0.33)%	3,751.3	(13.0)	(0.35)%
Interest-bearing liabilities	4,334.1	(11.7)	(0.27)%	3,864.0	(12.9)	(0.33)%	3,751.3	(13.0)	(0.35)%
Non-interest-bearing current accounts	528.2			327.8			263.8
Other liabilities	42.8			58.0			45.9

Total liabilities	4,905.1	(11.7)	(0.24)%	4,249.8	(12.9)	(0.30)%	4,061.0	(13.0)	(0.32)%
Shareholders' equity	473.4			423.7			404.1

Total liabilities and shareholders' equity	5,378.5			4,673.5			4,465.1

Non-interest-bearing funds net of non-interest-earning assets (free balance)	860.3			626.2			572.9

Net interest margin		96.8	1.86%		97.0	2.16%			2.04%

Net interest spread			1.78%			2.05%			1.95%

Ratio of average interest earning asset/ interest bearing liabilities	119.9%			116.2%			115.3%

(1)
Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

          The following table presents the amount of changes in interest income and interest expense from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2015 compared to 2014			2014 compared to 2013

(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)

	Volume	Rate		Volume	Rate
Interest income related to:
Bermuda
Cash due from banks — Interest bearing	0.33	(0.15)	0.18	(0.20)	0.57	0.37
Short-term investments	0.01	0.02	0.03	—	—	(0.00)
Held-for-trading	—	—	—	—	—	—
Available-for-sale	1.58	(1.45)	0.13	5.08	(0.16)	4.92
Held-to-maturity	1.52	(0.17)	1.35	1.25	0.10	1.35

Total investment in securities(1)	3.10	(1.62)	1.48	6.33	(0.06)	6.27
Commercial	0.30	0.78	1.08	(2.23)	(1.40)	(3.64)
Consumer	(2.68)	(1.24)	(3.92)	(3.11)	3.55	0.45

Total loans, net of allowance for credit losses(2)	(2.38)	(0.46)	(2.84)	(5.34)	2.15	(3.19)

Total interest-earning assets	1.06	(2.21)	(1.15)	0.79	2.66	3.45

Interest expenses related to:
Customer deposits	0.13	1.08	1.20	(0.19)	(0.72)	(0.91)
Bank deposits	0.01	(0.01)	—	0.02	(0.03)	(0.01)
Securities sold under agreement to repurchase	0.08	—	0.07	0.16	—	0.16
Long-term debt	0.01	0.75	0.78	5.34	(1.79)	3.55

Total interest-bearing liabilities	0.23	1.82	2.05	5.33	(2.54)	2.79

Change in net interest income	1.29	(0.39)	0.90	6.12	0.12	6.24
Non-Bermuda
Cash due from banks — Interest bearing	0.66	(0.96)	(0.30)	(0.12)	(0.74)	(0.86)
Short-term investments	1.20	0.06	1.26	0.37	0.10	0.47
Held-for-trading	(4.28)	1.09	(3.18)	8.99	(9.37)	(0.38)
Available-for-sale	7.78	(4.88)	2.90	(15.64)	16.60	0.96
Held-to-maturity	0.54	0.09	0.63	(0.33)	0.36	0.03

Total investment in securities(1)	4.05	(3.70)	0.34	(6.98)	7.59	0.61
Commercial	(9.99)	5.32	(4.67)	6.03	(0.21)	5.82
Consumer	7.37	(5.37)	2.01	(0.34)	2.66	2.32

Total loans, net of allowance for credit losses(2)	(2.62)	(0.05)	(2.66)	5.69	2.45	8.14
Interest rate swaps	—	—	—	0.09	—	0.09

Total interest-earning assets	3.29	(4.65)	(1.36)	(0.96)	9.40	8.44

Interest expenses related to:
Customer deposits	(1.33)	2.43	1.10	(0.38)	0.40	0.01
Bank deposits	0.11	(0.03)	0.08	0.01	0.09	0.10
Securities sold under agreement to repurchase	—	—	—	—	—	—
Long-term debt	—	—	—	—	—	—
Total interest-bearing liabilities	(1.22)	2.40	1.18	(0.37)	0.49	0.11

Change in net interest income	2.07	(2.25)	(0.18)	(1.33)	9.89	8.55

(1)
Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Investment Portfolio

          The following table sets forth the composition of our debt and equity securities as of the dates indicated measured at book or carrying value. See Note 5 "Investments in Securities" to our audited consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this prospectus for further discussion.

	As of December 31,

(in millions of $)	2015	2014	2013

Trading
Certificates of deposit	—	37.7	53.8
US government and federal agencies	279.3	312.5	309.4
Debt securities issued by non-US governments	7.5	7.7	59.8
Corporate debt securities	—	—	7.8
Asset-backed securities — Student loans	28.3	52.6	71.7
Mutual funds	6.2	6.9	49.8

Total trading	321.3	417.4	552.3

Available-for-sale
Certificates of deposit	—	—	30.8
US government and federal agencies	1,404.5	1,575.4	1,038.2
Debt securities issued by non-US governments	29.6	30.7	32.2
Corporate debt securities	506.1	399.3	407.6
Asset-backed securities — Student loans	12.2	12.2	11.5
Commercial mortgage-backed securities	148.7	151.2	142.9
Residential mortgage-backed securities — Prime	100.2	64.8	30.8
Pass-through note	—	—	34.0

Total available-for-sale	2,201.3	2,233.5	1,728.0

Held-to-maturity
US government and federal agencies	701.3	338.2	333.4
Total held-to-maturity	701.3	338.2	333.4

Total investment securities	3,223.9	2,989.1	2,613.6

          The following table presents an analysis of remaining contractual maturities and weighted average yields for interest bearing securities as of December 31, 2015. Yields on tax-exempt obligations have been computed on a tax-equivalent basis.

	Remaining term to average contractual maturity

(in millions of $)	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity

Trading
US government and federal agencies	24.9	8.5	53.2	192.7	—
Debt securities issued by non-US governments	7.5	—	—	—	—
Asset-backed securities — Student loans	—	28.3	—	—	—
Mutual funds	—	—	—	—	6.2

Total trading	32.4	36.8	53.2	192.7	6.2

Available-for-sale
US government and federal agencies	—	126.2	202.4	1,076.0	—
Debt securities issued by non-US governments	1.4	5.4	22.8	—	—
Corporate debt securities	116.1	351.3	38.7	—	—
Asset-backed securities — Student loans	—	—	—	12.2	—
Commercial mortgage-backed securities	—	—	42.5	106.2	—
Residential mortgage-backed securities — Prime	—	—	—	100.2	—

Total available-for-sale	117.5	482.9	306.4	1,294.6	—

Held-to-maturity
US government and federal agencies	—	—	45.7	655.6	—

Total held-to-maturity	—	—	45.7	655.6	—

Total investment securities	149.9	519.6	405.4	2,142.9	6.2

Weighted average yield(1)	2.35%	2.72%	2.41%	2.01%	—

(1)
Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

          As of December 31, 2015, no investment other than securities of the US Government and US Government agencies exceeded 10% of shareholders' equity.

Loan Portfolio

Composition of the Loan Portfolio

          The following table shows the composition of the Group's loan portfolio by type of loan and geographic location as of the dates indicated. See Note 6 "Loans" to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our loan portfolio inclusive of the Bank's policies for placing loans on a non-accrual status.

	As of December 31,

	2015		2014		2013		2012		2011

		Non-		Non-		Non-		Non-		Non-
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda

Government	202.8	22.4	66.7	46.8	65.7	15.0	64.5	4.1	256.4	4.2
Commercial and industrial	121.5	221.2	137.1	251.4	129.9	270.8	121.9	190.0	103.9	165.8
Commercial overdrafts	35.0	5.7	48.1	11.2	57.8	8.1	59.0	22.9	64.7	25.5

Total commercial loans	359.2	249.4	251.9	309.4	253.4	293.9	245.5	217.0	425.1	195.5

Specific allowance for credit losses on commercial loans	(0.6)	—	(0.4)	(0.1)	(0.2)	(0.2)	(0.2)	(1.3)	(1.2)	(1.3)

Total commercial loans after specific allowance for credit loss	358.6	249.4	251.5	309.3	253.2	293.7	245.3	215.7	423.9	194.3

Commercial mortgage	415.7	249.6	415.3	281.7	417.1	332.5	495.5	281.5	502.1	304.5
Construction	5.4	8.2	—	20.6	—	13.5	0.1	2.1	37.2	2.8

Total commercial real estate loans	421.1	257.8	415.3	302.3	417.1	346.0	495.6	283.6	539.3	307.3

Specific allowance for credit losses on commercial real estate loans	(0.7)	(2.2)	(0.8)	(1.1)	(5.1)	—	(8.8)	(4.7)	(9.2)	(2.8)

Total commercial real estate loans after specific allowance for credit losses	420.4	255.6	414.5	301.2	412.0	346.0	486.8	278.9	530.1	304.5

Consumer loans	108.2	119.6	127.8	150.5	133.9	147.1	152.7	120.2	180.5	146.3
Specific allowance for credit losses on consumer loans	(0.3)	—	(0.4)	—	(0.2)	—	(0.2)	—	(0.2)	—

Total consumer loans after specific allowance for credit losses	107.9	119.6	127.4	150.5	133.7	147.1	152.5	120.2	180.3	146.3

Residential mortgage loans	1,243.2	1,290.8	1,270.9	1,238.6	1,309.6	1,239.9	1,351.7	1,145.7	1,348.6	982.3
Specific allowance for credit losses on residential mortgage loans	(13.4)	(1.9)	(14.8)	(1.4)	(13.2)	(3.1)	(7.7)	(3.9)	(3.2)	(5.6)

Total residential mortgage loans after specific allowance for credit losses	1,229.8	1,288.9	1,256.1	1,237.2	1,296.4	1,236.9	1,343.9	1,141.8	1,345.4	976.6

Total gross loans	2,131.8	1,917.7	2,065.8	2,000.8	2,114.1	2,026.9	2,245.4	1,766.5	2,493.5	1,631.5

Specific allowance for credit losses	(15.0)	(4.1)	(16.2)	(2.6)	(18.7)	(3.3)	(16.8)	(9.9)	(13.8)	(9.7)
General allowance for credit losses	(20.2)	(10.0)	(19.0)	(9.7)	(20.4)	(10.3)	(20.8)	(8.4)	(23.5)	(8.5)

Net loans	2,096.6	1,903.5	2,030.6	1,988.6	2,074.9	2,013.3	2,207.7	1,748.2	2,456.2	1,613.2

Maturity Profile of the Loan Portfolio

          The following table presents certain items in our loan portfolio by contractual maturity as of December 31, 2015.

	Remaining term to average contractual maturity

(in millions of $)	Within 1 year	1 to 5 years	Over 5 years	Total

Bermuda
Commercial loans	75.1	255.5	28.7	359.2
Commercial real estate	40.7	182.4	198.0	421.1
Consumer loans	67.1	31.2	10.0	108.2
Residential mortgages	29.9	48.8	1,164.4	1,243.2

Total Bermuda	212.8	517.9	1,401.1	2,131.8

Non-Bermuda
Commercial loans	79.9	159.1	10.4	249.4
Commercial real estate	59.9	53.2	144.7	257.8
Consumer loans	51.5	48.3	19.9	119.7
Residential mortgages	193.6	565.2	532.0	1,290.8

Total Non-Bermuda	384.9	825.8	707.0	1,917.7

          The following table presents our loan portfolio by maturity and type of interest as of December 31, 2015.

	Remaining term to average contractual maturity

(in millions of $)	Within 1 year	1 to 5 years	Over 5 years	Total

Loans with fixed interest rates	58.1	63.1	47.5	168.7
Loans with floating or adjustable interest rates	539.6	1,280.5	2,060.6	3,880.7

Total	597.7	1,343.6	2,108.1	4,049.4

Loan and Lease Concentrations

          As of December 31, 2015, we did not identify any concentration of loans and leases that exceeded 10% of total loans and leases. See Note 7 "Credit Risk Concentrations" to our audited consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this prospectus for further discussion of how we manage concentration exposures.

Risk Elements

          For details on our policy for placing loans on non-accrual status, please see Note 2 "Significant Accounting Policies" to our audited consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this prospectus.

          The following table shows a five-year history of non-accrual loans, loans past due 90 days or more and other potential problem loans. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations — Critical Accounting Policies and Estimates" for our policies for determining non-performing and potential problem loans.

	As of December 31,

	2015		2014		2013		2012		2011

		Non-		Non-		Non-		Non-		Non-
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda

Non-accrual loans
Commercial loans
Commercial and industrial	0.6	—	0.6	0.1	0.3	0.2	1.5	2.1	1.6	2.6
Commercial overdrafts	—	—	0.1	0.1	0.3	0.2	0.3	—	5.2	0.5

Total commercial loans	0.6	—	0.7	0.2	0.6	0.4	1.8	2.1	6.8	3.1

Commercial real estate loans	5.4	4.9	8.3	4.0	38.9	2.3	46.0	9.1	43.8	9.8
Consumer loans
Automobile financing	0.1	—	0.1	—	0.4	0.1	0.5	—	0.9	—
Credit card	—	—	—	—	0.1	—	—	—	—	—
Overdrafts	—	—	—	—	0.2	—	0.2	—	0.1	—
Other consumer	0.9	0.4	1.6	0.2	1.7	0.2	1.7	0.3	1.5	0.3

Total consumer loans	1.0	0.4	1.7	0.2	2.4	0.3	2.4	0.4	2.5	0.3

Residential mortgages	40.4	12.6	45.0	11.7	47.1	12.0	37.3	14.3	25.7	18.1

Total non-accrual loans	47.4	17.9	55.7	16.1	89.0	15.0	87.5	25.9	78.8	31.3

Accruing loans past due 90 days and more
Commercial loans
Commercial and industrial	—	—	—	1.1	—	—	—	—	—	—
Commercial overdrafts	—	—	—	—	0.1	—	—	—	—	—

Total commercial loans	—	—	—	1.1	0.1	—	—	—	—	—

Commercial real estate loans	—	0.7	—	0.8	1.7	—	—	0.4	—	—
Consumer loans
Automobile financing	—	—	—	—	0.1	—	—	0.1	—	—
Credit card	0.1	—	0.2	—	0.4	—	0.6	—	0.7	0.1
Overdrafts	—	0.5	—	—	—	—	—	—	—	—
Other consumer	0.1	—	—	0.3	—	0.3	—	0.1	0.2	—

Total consumer loans	0.2	0.5	0.2	0.3	0.5	0.3	0.6	0.2	0.9	0.1

Residential mortgages	4.5	8.2	8.5	14.9	7.2	2.7	8.6	18.6	9.0	8.4

Total accruing loans past 90 days and more	4.7	9.4	8.7	17.1	9.5	3.0	9.2	19.2	9.9	8.5

Loans modified in a troubled debt restructuring (TDR)(1)
Commercial loans	—	1.1	—	—	1.7	0.1	2.1	—	3.9	—
Commercial real estate loans	14.2	0.4	17.9	8.0	20.9	8.1	14.7	8.2	1.4	20.9
Consumer loans	—	0.1	—	0.1	—	0.1	—	—	—	—
Residential mortgages	34.0	1.6	22.2	1.2	9.8	1.7	8.0	2.9	2.9	4.5

Total debt modified in a TDR	48.2	3.2	40.1	9.3	32.4	10.0	24.8	11.1	8.2	25.4

(1)
Total recorded investment.

Impact of Nonperforming Loans on Interest Income

          The following table presents the gross interest income for both nonaccrual and TDR's that would have been recognized if such loans had been current in accordance with their original contractual terms, and had been outstanding throughout the period or since origination if held for only part of the period. The table also presents the interest income related to these loans that was actually recognized for the period.

(in millions of $)	Year Ended December 31, 2015

Gross amount of interest income that would have been recorded in accordance with original contractual terms, and had been outstanding throughout the period or since origination, if held only part of the period(1)	3.1
Interest income actually recognized	1.8

Total interest income foregone	1.3

(1)
Based on the contractual rate that was being charged at the time the loan was restructured or placed on nonaccrual status.

Potential Problem Loans

          This disclosure presents outstanding amounts as well as specific reserves for certain loans and leases where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present repayment terms. In addition, loans that are rated special mention or substandard performing are closely monitored by management as potential problem loans. Refer to Note 6 "Loans" in the "Notes to the Consolidated Financial Statements" herein for additional disclosures related to the potential problem loans.

Cross Border Outstandings

          The following table presents the aggregate amount of cross-border outstandings from borrowers or counterparties for each foreign country that exceeds 0.75% of consolidated assets for any of the periods reported below. Cross-border outstandings include loans, receivables, interest-bearing deposits with other banks, other interest-bearing investments and monetary assets that are denominated in either dollars or other non-local currency.

          The table separately presents the amounts of cross-border outstandings by type of borrower including governments, banks and financial institutions and other, along with an analysis of local country assets net of local country liabilities.

	United Kingdom	United States	Canada	Guernsey

(in millions of $)	For the year ended December 31, 2015

Governments and official institutions	169.1	843.9	—	—
Banks and financial institutions	743.8	810.2	148.8	—
Commercial and industrial	3.9	45.8	—	—
Residential	101.2	2,674.8	—	—

Total cross-border outstandings	1,018.1	4,374.7	148.8	—

Net local country claim	183.0	—	—	433.4
Cross-border commitments	—	—	—	—

Total exposure	1,201.2	4,374.7	148.8	433.4

	For the year ended December 31, 2014(1)

Governments and official institutions	46.7	174.9	—	—
Banks and financial institutions	905.9	1,075.4	—	—
Commercial and Industrial	4.1	39.0	—	—
Residential	94.6	2,491.5	—	—

Total cross-border outstandings	1,051.4	3,780.8	—	—

Net local country claim	216.5	—	—	528.4
Cross-border commitments	—	—	—	—

Total exposure	1,267.9	3,780.8	—	528.4

	For the year ended December 31, 2013(2)

Governments and official institutions	—	—	—	—
Banks and financial institutions	823.8	941.4	—	—
Commercial and Industrial	1.6	135.5	—	—
Residential	96.3	1,983.2	—	—

Total cross-border outstandings	921.7	3,060.0	—	—

Net local country claim	763.5	—	—	616.6
Cross-border commitments	—	—	—	—

Total exposure	1,685.2	3,060.0	—	616.6

There were no countries listed above which were experiencing liquidity problems as of any of the period-end dates listed.

(1)
For the year ended December 31, 2014, there were no cross border outstandings exposure to Canada in excess of 1% of total assets.

(2)
For the year ended December 31, 2013, there were no cross border outstandings exposure to Canada in excess of 1% of total assets.

Loan Concentration

          As of December 31, 2015, there were no individual loans for which their net carrying value was greater than 10% of the total loans outstanding.

Summary of Loan Loss Experience

          The following table presents our loan loss experience for the periods indicated.

	For the year ended December 31,

(in millions of $)	2015	2014	2013	2012	2011

Balance at the beginning of the period	47.5	52.8	56.0	55.5	61.7
Bermuda
Charge-offs
Commercial loans	(0.2)	—	—	(1.3)	—
Commercial real estate	(0.2)	(6.6)	(10.3)	(2.3)	(4.3)
Consumer loans	(3.3)	(2.0)	(2.2)	(4.5)	(5.5)
Residential mortgages	(1.6)	(3.7)	(1.7)	(0.8)	(2.5)
Recoveries
Commercial loans	0.0	—	—	—	—
Commercial real estate	0.2	—	—	—	1.0
Consumer loans	0.3	1.9	3.0	2.9	2.7
Residential mortgages	1.1	—	—	—	—
Non-Bermuda
Charge-offs
Commercial loans	(0.3)	(0.8)	(1.7)	(0.1)	(1.4)
Commercial real estate	(0.1)	—	(5.3)	(4.4)	(8.4)
Consumer loans	(0.4)	0.1	(0.5)	(0.2)	(0.9)
Residential mortgages	(0.4)	(2.5)	(2.0)	(4.1)	(0.9)
Recoveries
Commercial loans	0.2	0.1	2.7	0.5	0.5
Commercial real estate	0.6	—	—	—	—
Consumer loans	0.1	—	0.1	0.1	0.2
Residential mortgages	0.3	0.3	—	0.3	—

Net charge-offs	(3.7)	(13.2)	(17.9)	(13.9)	(19.4)

Additional charge to operations	5.5	7.9	14.7	14.4	13.2

Balance at the end of the period	49.3	47.5	52.8	56.0	55.5

Ratio of net charge-offs during the period to average loans outstanding during the period	0.09%	0.32%	0.44%	0.34%	0.48%

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this prospectus for further details on additional charges to operations.

          The following table presents allocation of allowances for credit losses for the periods indicated.

	For the year ended December 31,

	2015		2014		2013		2012		2011

(in millions of $)	$	%(1)	$	%(1)	$	%(1)	$	%(1)	$	%(1)
Balance at the end of the period
Bermuda
Commercial loans	4.3	1.2	3.1	1.2	3.3	1.3	2.8	1.1	4.5	1.0
Commercial real estate	3.7	0.9	4.2	1.0	9.2	2.2	12.7	2.6	13.4	2.5
Consumer loans	1.3	1.2	1.4	1.1	1.8	1.4	3.8	2.5	4.3	2.4
Residential mortgages	25.9	2.1	26.5	2.1	24.9	1.9	18.3	1.4	15.1	1.1
Non-Bermuda
Commercial loans	4.4	1.8	4.7	1.5	5.0	1.7	3.8	1.8	3.9	2.0
Commercial real estate	2.8	1.1	1.7	0.6	0.7	0.2	5.7	2.0	3.9	1.3
Consumer loans	1.5	1.2	1.4	0.9	1.6	1.1	1.0	0.8	1.0	0.7
Residential mortgages	5.4	0.4	4.5	0.4	6.3	0.5	7.9	0.7	9.4	1.0

Total	49.3	1.6	47.5	1.6	52.8	1.7	56.0	1.7	55.5	1.6

(1)
Percent of loans in each category to total loans.

Deposits

          The following table presents our interest-bearing deposits for the periods indicated.

	For the year ended December 31,

	2015		2014		2013

(in millions of $, unless otherwise indicated)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

Interest bearing deposits
Bermuda
Demand	2,130.6	0.12%	1,905.6	0.14%	1,826.3	0.13%
Term	690.2	0.61%	969.7	0.54%	977.8	0.48%

Total Bermuda(1)	2,820.8	—	2,875.3	—	2,804.1	—

Non-Bermuda
Demand	3,479.7	0.15%	3,052.6	0.19%	2,954.1	0.14%
Term	838.5	0.75%	775.6	0.88%	756.6	1.14%

Total Non-Bermuda	4,318.2	—	3,828.2	—	3,712.5	—

Total interest-bearing deposits	7,139.0	—	6,703.4	—	6,516.6	—

Non-interest bearing demand deposits
Bermuda(1)	1,192.5	—	883.1	—	726.9	—
Non-Bermuda	528.2	—	327.9	—	263.8	—

Total non-interest bearing deposits	1,720.7	—	1,211.0	—	990.7	—

(1)
The aggregate amount of deposits by foreign depositors in Bermuda was approximately $688.9 million, 668.2 million, and 732.7 million for the years ended December 31, 2015, 2014 and 2013 respectively.

Term Deposits of $100,000 or More

          The following table presents the amount of term deposits of $100,000 or more by time remaining until maturity:

	Remaining term to maturity

(in millions of $)	3 months or less	3 to 6 months	6 to 12 months	Over 12 months	Total

Bermuda
Customer	329.4	37.9	64.9	53.0	485.3
Bank	—	—	—	—	—

Total Bermuda	329.4	37.9	64.9	53.0	485.2
Non-Bermuda
Customer	616.4	247.0	74.0	9.5	946.9
Bank	3.9	—	—	—	3.9

Total Non-Bermuda	620.3	247.0	74.0	9.5	950.8

Total Time Deposits of $100,000 or More	949.7	284.9	138.9	62.5	1,436.0

Return on Equity and Assets

          The following table presents our return on equity and assets for the periods indicated.

	As of December 31,

	2015	2014	2013

Return on assets(1)	0.78%	1.17%	0.69%
Return on equity(2)	9.82%	12.73%	7.63%
Dividend payout ratio(3)	40.82%	30.40%	90.44%
Equity to assets ratio(4)	7.94%	9.16%	9.11%

(1)
Net income divided by average total assets.

(2)
Net income divided by average equity.

(3)
Dividends declared per share divided by net income per share. Figures reflect a       -to-one reverse share split of common shares that we expect to effect prior to the completion of the offering. For more information, see "Description of Share Capital — Common Shares — Reverse Share Split."

(4)
Average equity divided by average total assets.

Short-Term Borrowings

          There were no short-term borrowings in excess of 30% of shareholders' equity as of December 31, 2015, 2014, and 2013.

RISK MANAGEMENT

Risk Oversight and Management

General

          The principal types of risk inherent in our business are market, liquidity, credit and operational risks.

Organizational structure

          The Board has overall responsibility for determining the strategy for risk management, setting the Bank's risk appetite and ensuring that risk is monitored and controlled effectively. It accomplishes its mandate through the activities of two dedicated committees:

          The Risk Policy and Compliance Committee ("RPC"):    This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group's policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.

          The Audit Committee:    This committee reviews the overall adequacy and effectiveness of the Group's system of internal controls and the control environment, including in respect of the risk management process. It reviews recommendations arising from internal and independent audit review activities and management's response to any findings raised.

          Both the RPC and Audit Committees are supported in the execution of their respective mandates by the dedicated Audit, Compliance and Risk Policy Committees for our UK, Guernsey and Caribbean operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from our jurisdictional Boards.

          The Group executive management team is led by the Chief Executive Officer ("CEO") and includes the members of executive management reporting directly to the CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following committees:

          The Group Risk Committee ("GRC"):    This committee is comprised of executive and senior management team members and is chaired by the Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal and regulatory compliance, operational, interest rate, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile ("CARP") process (including all associated stress testing performed) and the Group's key risk policies to the Board for approval, for reviewing and evaluating current and proposed business strategies in the context of our risk appetites and for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

          The Group Asset and Liability Committee ("GALCO"):    This committee is comprised of executive and senior management team members and is chaired by the Chief Financial Officer. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees the execution of the Group's investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank's jurisdictional business units.

          The Group Credit Committee ("GCC"):    This committee is comprised of executive and senior management and is chaired by the Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the Financial Institutions Committee ("FIC"), a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group's treasury and investment portfolios, and by the activities of the European Credit Committee, which reviews and approves transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.

          The Provisions and Impairments Committee:    This committee is comprised of executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group in regards to non-accrual loans and assets. It is supported in the execution of its mandate by local credit committees and the GCC, which make recommendations to this committee.

          The Policy Development Committee:    This committee is comprised of senior management team members across the Group and is chaired by the Group Head of Operational Risk. The committee is responsible for overseeing the design, development and maintenance of the Group's framework of operational policies. It develops recommendations regarding policy requirements, engages with nominated members of executive management to ensure that policies are drafted or updated on a timely basis and provides a forum through which they are debated Group-wide prior to their adoption, thereby ensuring a consistency of application and interpretation. It also ensures that all policies and policy exception requests are reviewed and recommended prior to presentation to the GRC and if necessary, the RPC for approval.

Risk Management

          We manage our exposure to risk through a three "lines of defense" model.

          The first "line of defense" is provided by our jurisdictional business units, which retain ultimate responsibility for the risks they assume and for bearing the cost of risk associated with these exposures.

          The second "line of defense" is provided by our Risk Management group, which works in collaboration with our business units to identify, assess, mitigate and monitor the risks associated with our business activities and strategies. It does this by:

  •
  Making recommendations to the GRC regarding the constitution of the Risk Appetite Framework;

  •
  Setting risk strategies that are designed to manage risk exposures assumed in the course of pursuing our business strategies and aligning them with agreed appetites;

  •
  Establishing and communicating policies, procedures and limits to control risks in alignment with these risk strategies;

  •
  Measuring, monitoring and reporting on risk levels;

  •
  Opining on specific transactions that fall outside delegated risk limits; and

  •
  Identifying and assessing emerging risks.

          The four functions within the Risk Management group that support our risk management activities are outlined below. To ensure a formal separation of duties, each reports directly to our Chief Risk Officer.

          Group Market Risk — This unit provides independent oversight of the measurement, monitoring and control of liquidity and funding risks, interest rate and foreign exchange risks as well as the market risks associated with our investment portfolios. It also monitors compliance with both regulatory requirements and our internal policies and procedures relating to the management of these risks.

          Group Credit Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our retail and commercial lending activities and the management of risks associated with our investment portfolios and counterparty exposures. It also establishes the parameters and delegated limits within which credit risks may be assumed and promulgates guidelines on how exposures should be managed and monitored.

          Group Compliance — This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect.

          Group Operational Risk — This unit assesses the effectiveness of our procedures and internal controls in managing our exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It also oversees our incident management processes and reviews the effectiveness of our loss data collection activities.

          The third "line of defense" is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by both the business and Risk Management.

Regulatory Review Process

          Our banking, trust and investment business activities are monitored by the BMA. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermudian financial institutions to ensure their financial stability and soundness.

          In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring. The statistical system is consistent with Basel Committee Standards, provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements. For more information, see "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA."

The Risk Appetite Framework

          The Risk Appetite Framework is the cornerstone of our approach to risk management. Developed by executive management and approved formally by the Board, it communicates a willingness to take on certain risks in the pursuit of our strategic objectives and defines those that should be avoided. It also provides management with a clear mandate regarding the amount and type of risk that it may accept and establishes minimum expectations regarding the practices and behaviors that should be brought to bear in managing the exposures assumed. It is aligned with the interests of our stakeholders, feeds into our business planning processes, and shapes our discussions on risk matters generally.

          Our framework comprises the following elements:

            (1)     Nine broad categories of risk: credit; market; liquidity; legal and regulatory; governance; process and technology; people; country and political; and reputational. These represent the various risks that the Group assumes across the entirety of its operations in the pursuit of its strategic goals.

            (2)     For each risk category, there is a declared risk appetite. To ensure consistency in our risk conversations, these have been distilled into the three options set out in the following table, with each appetite designed to convey a clear strategic direction in terms of the risk/reward profile assumed:

Appetite	Definition	Profile

Averse	The Group will work to avoid exposure to this risk given its potential for financial loss, reputational damage, and/or the loss of customer and/or investor confidence.	Our processes and controls are defensive and focus on detection and prevention.
Cautious

Given the potential for financial loss, reputational damage, and the loss of customer and/or investor confidence, the Group will be very selective in the exposures assumed to this risk and will monitor it closely.

Security is favored over reward. Exposures are only assumed when the risk can be quantified accurately and is assessed as being acceptable.
Open

The Group will consider opportunities to accept this risk and will accept those that fall within clearly defined parameters. The risk of loss or reputational damage is accepted but the exposure can be estimated reliably and can be managed to a tolerable level.

Reward is commensurate with the risk assumed. Exposures can be estimated reliably and structures, systems and processes are in place to manage them.

            (3)     A statement of our governing principles relating to each risk category. This establishes the characteristics of the risks that the Bank is willing to assume and the management behaviors that we should exhibit when doing so.

          Specific performance measures and tolerance thresholds in respect of each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward looking as well as historical perspectives), are designed to provide executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action. The measures are monitored independently by the Group Risk function and are measured against actual results. The results of these analyses are reported to management at all levels of the organization and are reviewed regularly by Group Risk, executive management, and the Board in the performance of their oversight activities.

Application of the Risk Appetite Framework

          The limits, targets and thresholds used to measure performance continue to be refined by the Group Risk Management function in an effort to express as complete a "picture" as possible of our exposure to a given risk, relative to the stated appetite. All changes proposed pass through a formal review and approval process at both the executive management and Board levels prior to their adoption. Through this approach, the risk appetite framework sets the tone for our risk culture across the Group as a whole, influencing behaviors at all levels of the organization and reinforcing accountability for decisions taken. Many of our jurisdictional offices have developed subsidiary risk appetite frameworks in conjunction with their local risk management functions. This ensures appropriate coverage of local risk factors and the establishment of proportional tolerance thresholds. Group risk has reviewed these frameworks prior to their adoption and has modified any appetites proposed that are considered to be inconsistent with the overall Group approach.

Market Risks

Interest Rate Risk Management

          Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

          We seek to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest-bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets, liabilities and off-balance sheet contracts each respond differently to changes in interest rates, including as a result of explicit and implicit provisions in agreements related to such assets and liabilities and in off-balance sheet contracts that alter the applicable interest rate and cash flow characteristics as interest rates change. The two primary examples of such provisions that we are exposed to are the duration and rate sensitivity associated with indeterminate-maturity deposits (e.g., non-interest-bearing checking accounts) and the rate of prepayment associated with fixed-rate lending and mortgage-backed securities. Interest rates may also affect loan demand, credit losses, mortgage origination volume and other items affecting earnings.

          Our management of interest rate risk is overseen by the RPC, which outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets, calculated for various metrics, including our economic value sensitivity, our economic value of equity and net interest income simulations involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. Our risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis, non-interest-bearing and interest-bearing demand deposit durations based on historical analysis, and the targeted investment term of capital.

          The principal objective of our interest rate risk management is to maximize profit potential while minimizing exposure to changes in interest rates. Our actions in this regard are taken under the guidance of GALCO. The committee is actively involved in formulating the economic assumptions that we use in our financial planning and budgeting processes and establishes policies which control and monitor the sources, uses and pricing of funds. From time to time, we utilize hedging techniques to reduce interest rate risk. GALCO uses interest income simulation and economic value of equity analysis to measure inherent risk in our balance sheet at specific points in time.

          Appetite for interest rate risk is documented in the Group's policies on market risk and investments. This includes the completion of stress testing on at least a quarterly basis of the impact of an immediate and sustained shift in interest rates of +/– 200 basis points on net interest income, economic value of equity and the ratio of tangible total equity to average assets. If any of the parameters established by policy are exceeded, GALCO will provide a plan to executive management to bring the exposure back within tolerance under advice to the Board. The plan does not have to bring the exposure back within limit immediately, but must adjust the exposure within Board and management approved timeframes.

          We also use derivatives in the asset and liability management of positions to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Our derivative contracts principally involve over-the-counter transactions that are privately negotiated between the Group and the counterparty to the contract. Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date.

Interest Rate Risk

          The following table sets out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity and repricing date. Use of these tables to derive information about our interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US Government agencies) do not consider prepayments. Remaining expected maturities differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

	Earlier of contractual maturity or repricing date

December 31, 2015 (in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total

Assets
Cash and deposits with banks	2,178	—	—	—	—	111	2,289
Short-term investments	117	291	1	—	—	—	409
Investments	871	79	19	620	1,629	6	3,224
Loans	3,735	84	53	67	47	14	4,000
Other assets	—	—	—	—	—	354	354

Total assets	6,901	454	73	687	1,676	485	10,276

Liabilities and shareholders' equity
Demand deposits	5,783	—	—	—	—	1,882	7,665
Term deposits	989	296	153	79	—	—	1,517
Other liabilities	—	—	—	—	—	227	227
Subordinated Capital	92	—	—	25	—	—	117
Shareholders' equity	—	—	—	—	—	750	750

Total liabilities and shareholders' equity	6,864	296	153	104	—	2,859	10,276

Interest rate sensitivity gap	37	158	(80)	583	1,676	(2,374)	—
Cumulative interest rate sensitivity gap	37	195	115	698	2,374	—	—
Cumulative gap as a percentage of assets	0.4%	1.9%	1.1%	6.8%	23.1%	—	—

Asset/Liability Management and Interest Rate Risk

          The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital.

          As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

          We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may elect to do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. Our exposure to holdings categorized as "trading positions" falls below the de minimis threshold established of 5% (ratio of total trading book open position compared to the sum of on and off-balance sheet assets that are not part of the trading book).

          We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as of December 31, 2015 and December 31, 2014:

	Net Interest Income at Risk (%)

	December 31, 2015		December 31, 2014

	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24

+300 basis points	13.8%	17.3%	11.6%	15.1%
+200 basis points	9.1%	11.7%	8.3%	11.0%
+100 basis points	4.5%	6.1%	5.2%	6.9%
Flat rates	0.0%	0.0%	0.0%	0.0%
–100 basis points	–6.4%	–8.7%	–5.2%	–7.3%

          The following table presents the change in our economic value of equity as of December 31, 2015 and December 31, 2014, assuming immediate parallel shifts in interest rates:

	Economic Value of Equity at Risk (%)

	December 31, 2015	December 31, 2014

+300 basis points	–2.6%	–9.2%
+200 basis points	–2.0%	–5.9%
+100 basis points	–1.0%	–2.4%
Flat rates	0.0%	0.0%
–100 basis points	–0.9%	–1.6%

          Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include the full suite of actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates.

Foreign Exchange Risk

          The Group holds various non-BMD denominated assets and liabilities and maintains investments in subsidiaries whose domestic currency is either not BMD or whose domestic currency is not pegged to USD. Assets and liabilities denominated in currencies other than BMD or USD are translated to BMD at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statement of operations. Assets and liabilities of subsidiaries outside of Bermuda are translated at the rate of exchange prevailing on the balance sheet date while associated revenues and expenses are translated to BMD at the average rate of exchange prevailing through the accounting period. Unrealized translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders' equity within accumulated other comprehensive loss. Such gains or losses are recorded in the consolidated statement of operations only when realized. Our foreign currency subsidiaries which may give rise to significant foreign currency translation movements against the BMD are located in Guernsey and the United Kingdom. We also provide foreign exchange services to our clients, principally in connection with our community banking and wealth management businesses, and effect other transactions in non-BMD currencies. Foreign currency volatility and fluctuations in exchange rates may impact the value of non-BMD denominated assets and liabilities and raise the potential for losses resulting from foreign currency trading positions where aggregate obligations to purchase and sell a currency other than BMD or USD do not offset one another, or offset each other in different time periods. If the policies and procedures we have in place to assess and mitigate potential impacts of foreign exchange volatility are not followed, or are not effective to mitigate such risks, our results and earnings may be negatively affected. The Group maintains a clearly articulated foreign exchange risk exposure tolerance framework which limits exposures to select currencies.

Liquidity Risk

          The objectives of liquidity risk management are to ensure that the Group can meet its cash flow requirements and capitalize on business opportunities on a timely and cost effective basis. Liquidity is defined as the ability to hold and/or generate cash adequate to meet our needs for day-to-day operations and material long and short-term commitments. Liquidity risk is the risk of potential loss if the Group were unable to meet its funding requirements at a reasonable cost.

          We monitor and manage our liquidity on a group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, Guernsey, and the United Kingdom, manage day-to-day liquidity. The group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.

          We maintained a balance sheet with loans representing 38.9% of total assets as of December 31, 2015. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments and investments amounting to $5.9 billion, or 57.6%, of total assets.

          An important element of our liquidity management is our liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that we maintain our liquidity during periods of stress. This plan takes into consideration a variety of scenarios that could challenge our liquidity. These scenarios include specific and systemic events that can impact our on-and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.

Credit Risk

          Credit risk is defined as the risk that unexpected losses arise as a result of the Group's borrowers or market counterparties failing to meet their obligations to repay. Credit risk is managed through the group credit risk management department ("GCRM"). GCRM provides a system of checks and balances for our diverse credit related activities by establishing and monitoring all credit related policies and practices throughout the Group and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to our use of derivative financial instruments, including foreign exchange contracts and interest rate risk management instruments, which are primarily used to facilitate client transactions.

          Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to GCRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The FIC manages counterparty risk in respect of (third party) bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.

          As part of our ongoing credit granting process, internal ratings are assigned to commercial clients before credit is extended, based on an assessment of creditworthiness. At least annually, a review of all significant credit exposures is undertaken to identify, at an early stage, clients who might be facing financial difficulties. Internal borrower risk ratings are also reviewed during this process, allowing identification of adverse individual borrower and sector trends.

          An integral part of the GCRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed monthly to determine the amount necessary to maintain an adequate provision for credit losses.

          Another way credit risk is managed is by requiring collateral. Management's assessment of the borrower's creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, mutual funds, US Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Values of variable collateral are monitored on a regular basis to ensure that they are maintained at an appropriate level.

Credit Risk — Retail and Private Banking

          Retail and private lending activity is split between residential mortgages, personal loans, credit cards and authorized overdrafts. Retail credit risks are managed in accordance with limits and processes set out in the credit risk policies and guidelines approved by GCC and GRC (and ratified by the Board). The policies set out where specialist underwriting may be needed.

          For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and loan-to-value of the residential property. In addition, confirmation of a borrower's identity is obtained and an assessment of the value of the collateral carried out prior to granting a credit facility. When considering applications the primary focus is placed on the willingness and ability to repay.

          For other retail lending products, similar lending policy criteria are used, and each of these products has its own policy and underwriting guidelines to enable decisions on applications for credit and to manage accounts. The factors used are attuned to the lending product in question, although affordability and credit history are considered in all cases. Ongoing monitoring of all retail and private banking credit is undertaken by the business unit concerned as well as by GCRM. The GCC reviews reports on a weekly basis. In the event that particular exposures show adverse features such as arrears, our specialist recovery teams generally work with borrowers with a view to resolving the situation.

Credit Risk — Commercial Banking

          Commercial credit risks are managed in accordance with limits and asset quality measures set out in the credit risk policies and guidelines approved by GCC (and ratified by the Board).

          In respect of commercial banking, there is a level of delegated sanctioning authority to underwrite certain credit risks based upon an evaluation of the borrower's experience, track record, financial strength, ability to repay, transaction structure and security characteristics. Lending decisions for large or high risk exposures are based upon a thorough credit risk analysis and the assignment of an internal borrower risk rating, and are subject to further approval by the assigned officers in GCRM or the GCC.

          Consideration is also given to risk mitigation measures which will provide the Group with protection, such as third-party guarantees, supporting collateral and security, legal documentation and financial covenants. Commercial portfolio asset quality monitoring is based upon a number of measures, including the monitoring of financial covenants, cash flows, pricing movements and variable collateral. In the event that particular exposures begin to show adverse features such as payment arrears, covenant breaches or business trading losses, a full risk reassessment is undertaken. Where appropriate, a specialist recovery team will work with the borrower to resolve the situation. If this proves unsuccessful, the case will be subject to intensive monitoring and management procedures designed to maximize debt recovery.

Credit Risk — Treasury

          Treasury credit risks are managed in accordance with limits, asset quality measures and criteria set out within the policy approved by the GCC and ratified by the Board. The policy also sets out powers which require higher levels of authorization according to the size of the transaction or the nature of the associated risk. The financial institutions committee identifies, assesses, prioritizes and manages our risks associated with counterparty exposure to other financial institutions, as well as country-specific exposures.

          Exposures to financial institutions arise within the Group's investment portfolio and treasury operations. The Group has treasury operations in all of its banking locations. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and or certificates of deposit.

          Diversification and avoidance of concentration is emphasized. The Group establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and GCRM. reports are sent to the FIC, GCC and the GRC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralization agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or group of transactions.

          For its exposure to treasury credit risk, the Group uses Standard and Poor's ("S&P"), Fitch and Moody's as external credit assessment institutions as permitted under Basel II for sovereign, financial institutions, asset-backed securities, covered bonds and corporate risks. With regard to financial institutions and corporates, the Group's preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For asset-backed securities, the issue or tranche rating is used.

Exposures

          The following tables analyze the Group's regulatory credit risk exposures as of December 31, 2015. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2015	Position as of December 31, 2015

Cash	41.8	45.1
Claims on Sovereigns	716.0	1,367.8
Claims on Public Sector Entities	88.0	89.0
Claims on Corporates	388.0	401.1
Claims on Banks and Securities Firms	2,255.3	1,955.3
Securitizations	2,695.9	2,655.6
Retail Loans	325.2	260.6
Residential Mortgages	2,453.4	2,474.5
Commercial Mortgages	673.5	652.4
Past Due Loans	68.9	59.1
Other Balance Sheet Exposures	298.2	277.0
Non-Market Related Off Balance Sheet Credit Exposures	363.6	395.0
Market-Related Off-Balance Sheet Credit Exposures	48.6	51.2

Total	10,416.4	10,683.7

Geographic distribution of exposures class as of December 31, 2015 (in millions of $)	Bermuda	UK	Guernsey	Caribbean	Switzerland	Total

Cash	28.1	—	—	17.0	—	45.1
Claims on Sovereigns	623.0	188.5	363.2	193.1	—	1,367.8
Claims on Public Sector Entities	77.8	—	—	11.2	—	89.0
Claims on Corporates	199.4	—	60.2	141.5	—	401.1
Claims on Banks and Securities Firms	786.5	129.3	227.3	810.5	1.7	1,955.3
Securitizations	1,270.1	56.7	226.6	1,102.2	—	2,655.6
Retail Loans	105.1	33.9	33.1	88.5	—	260.6
Residential Mortgages	1,204.1	351.3	323.0	596.1	—	2,474.5
Commercial Mortgages	410.3	10.9	18.3	212.9	—	652.4
Past Due Loans	35.7	8.5	—	14.9	—	59.1
Other Balance Sheet Exposures	163.2	9.7	33.8	69.8	0.5	277.0
Non-Market Related Off Balance Sheet Credit Exposures	213.6	13.5	12.0	155.9	—	395.0
Market-Related Off-Balance Sheet Credit Exposures	43.5	0.8	1.6	5.3	—	51.2

Total	5,160.4	803.1	1,299.1	3,418.9	2.2	10,683.7

          The table below shows residual maturity of exposures stated on a contractual, rather than an expected basis and does not take into account the cash flows payable or receivable over the life of the exposure.

Residual maturity breakdown of exposures class as of December 31, 2015 (in millions of $)	Up to 12 months	1 - 5 years	More than 5 years	No specific maturity	Total

Cash	45.1	—	—	—	45.1
Claims on Sovereigns	1,202.8	142.1	22.9	—	1,367.8
Claims on Public Sector Entities	12.1	51.8	25.1	—	89.0
Claims on Corporates	132.8	210.2	58.1	—	401.1
Claims on Banks and Securities Firms	1,601.7	353.6	—	—	1,955.3
Securitizations	—	14.1	2,641.5	—	2,655.6
Retail Loans	132.0	95.3	33.3	—	260.6
Residential Mortgages	213.7	613.6	1,647.2	—	2,474.5
Commercial Mortgages	86.0	235.5	330.9	—	652.4
Past Due Loans	14.1	2.3	42.7	—	59.1
Other Balance Sheet Exposures	—	—	—	277.0	277.0
Non-Market Related Off Balance Sheet Credit Exposures	395.0	—	—	—	395.0
Market-Related Off-Balance Sheet Credit Exposures	43.6	7.6	—	—	51.2

Total	3,878.9	1,726.1	4,801.7	277.0	10,683.7

          The table below details the mappings between the main Fitch and Moody's external credit assessment institutions used by the Group and the credit quality steps used to determine the risk weightings applied to rated counterparties. Where no external rating is used in the risk weighted assets calculation, the unrated credit quality step applies.

Credit quality step	Fitch's assessment	Moody's assessment	S&P assessment

Step 1	AAA to AA–	Aaa to Aa3	AAA to AA–
Step 2	A+ to A–	A1 to A3	A+ to A–
Step 3	BBB+ to BBB–	Baa1 to Ba3	BBB+ to BBB–
Step 4	BB+ to BB–	Ba1 to Ba3	BB+ to BB–
Step 5	B+ to B–	B1 to B3	B+ to B–
Step 6	CCC+ and below	Caa1 and below	CCC+ and below

Impairment Provisions

Credit Risk Concentrations

          Concentration risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Group's capital, total assets or overall risk level) to threaten the Group's health or ability to maintain core operations. The management of concentration risk is addressed in the first instance by the Group's large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The

GCRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, the GRC and RPC.

          The factors taken into consideration when assessing concentration risk are as follows:

  •
  single or linked counterparty;

  •
  industry or economic sector (e.g. hospitality, property development, commercial office building investment);

  •
  geographic region;

  •
  product type;

  •
  collateral type;

  •
  maturity date (whether of the facility or of interest rate fixes).

Counterparty Concentrations

          Counterparty concentrations is the risk associated with assuming a high level of exposure to a single counterparty, the failure of which could have an adverse impact on the Group.

          Large exposures are reviewed quarterly by the GRC and RPC for the loan portfolio and the treasury / investment portfolios. GCRM and Treasury work closely together on daily treasury positions and exceptions.

          All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board as a part of this process. The review of large exposures considers:

  •
  facility total;

  •
  any link with other facilities;

  •
  total linked facility being within guidelines;

  •
  borrower risk rating;

  •
  security value on the facility;

  •
  loan-to-value percentage against minimum security covenants.

Industry Concentration

          Industry concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g., a portfolio made up of a large number of small individual loans where all the counterparties are steel producers. We believe that due to the nature of the Group's client base our exposure to the property, insurance and fund sectors could be classified as industry concentration, although geographic and product concentration are the more appropriate risks to measure.
Geographic Concentration

          Geographic concentration of the book is monitored as follows. Reports are generated which provide details of all the property loan exposure of the Group. Through this, loans are subdivided into regional exposure. From this, the percentage breakdown per region of the Group's property exposure is analyzed and reported to the GRC and RPC. Assessment of the exposure allows the committees to decide whether the Group should decline further lending in any area in which it is becoming over-weighted.

Product Concentration

          Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service "community bank" in Bermuda and Cayman and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 63.0% of the Group's loan book as of December 31, 2015; in Bermuda residential mortgage lending made up 58.7% of the Bermuda loan book as of December 31, 2015, and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.

Collateral Concentration

          Collateral concentration considers whether the Group's loan book is secured by a limited number of collateral types. An example of this would be when a large value of loans to a diversified group of borrowers is all secured by shares in the same company or by the shares of various companies within the same industry sector. Any decline in the value of these shares or in the performance of the sector as a whole could have an adverse impact on the Group's security position across all affected borrowers. The most obvious and relevant example of collateral concentration is the Group's exposure to real estate property values. Ignoring cash-backed facilities, the largest collateral concentrations within the portfolio are to residential and commercial property. The greatest risk with collateral concentration is that the value of the security could be severely reduced. To simulate this, the Group's stress testing process incorporates a scenario in which all real estate collateral is devalued by factors as high as 30%.

Credit Risk Mitigation

          The Group uses a wide range of techniques to reduce credit risk of its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. However, the risk can be further mitigated by obtaining security for the funds advanced.

Residential Mortgages

          Residential property is the Group's main source of collateral and means of mitigating credit risk inherent in the residential mortgage portfolio. All mortgage lending activities are supported by underlying assumptions and estimated values received by independent third parties. All residential property must be insured to cover property risks through a third party.

Commercial

          Commercial property is one of the Group's primary sources of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security: life insurance policies, credit balances assignments, share guarantees, equitable charges, debentures, chattel mortgages and charges over residential property.

          For property-based lending, supporting information such as professional valuations are an important tool to help determine the suitability of the property offered as security and, in the case of investment lending, generating the cash to cover interest and principal payments. All standard documentation is subject to in-house legal review and sign-off in order to ensure that the Group's legal documentation is robust and enforceable. Documentation for large advances may be specifically prepared by independent solicitors. Insurance requirements are always fully considered as part of the application process and the Group ensures that appropriate insurance is taken out to protect the property against an insurable event.

Treasury

          Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The International Swaps and Derivatives Association ("ISDA") Master Agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. The exposure value to the counterparty is measured under the counterparty credit risk mark-to-market method. The exposure value is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract.

          The following table shows the exposures to counterparty credit risk for derivative contracts as of December 31, 2015:

(in millions of $)	Gross Positive Fair Value of Contracts	Potential Future Credit Exposure	Total Derivatives Credit Exposure

Spot and forward foreign exchange and currency swap contracts	20.8	30.4	51.2
Other market related contracts	—	—	—

Total	20.8	30.4	51.2

Securitizations

          The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as of December 31, 2015 was $2.7 billion by market value, with US Government and federal agencies accounting for the majority of this exposure.

          The following table provides an analysis of the Bank's investments in securitization positions by exposure type as of December 31, 2015:

Underlying asset type	Exposure value

(in millions of $)
US government and federal agencies	2,365.5
Mortgage backed securities — Commercial	149.1
Mortgage backed securities — Retail	100.5
Asset-backed securities — Student loans	40.5

Total	2,655.6

          A combination of ratings published by Fitch, Moody's and S&P are used to derive the external rating to be used under the standardized approach for securitization exposures. In line with the

BMA's revised framework for regulatory capital assessment, where two credit assessments by Fitch and Moody's as external credit assessment institutions are available, the less favorable of the two credit assessments is applied. Where more than two credit assessments are available, the two most favorable credit assessments are used and where the two most favorable assessments are different, the less favorable of the two is applied.

          The following table shows the aggregate amount of the Bank's purchased securitizations as of December 31, 2015 broken down by risk weighting:

Risk Weight %	Exposure Value	Exposure value after Credit Risk Mitigation

	(in millions of $)
20%	2,654.9	1,953.1
50%	0.7	0.7
100%	—	—
350%	—	—
Look through to underlying assets	—	—

Total	2,655.6	1,953.8

Operational Risk

          In providing our services, we are exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events. Operational risk is mitigated through internal controls embedded in our business activities and our risk management practices, which are designed to continuously reassess the effectiveness of these controls in order to keep the risk we assume at levels appropriate to our risk appetite as approved by the Board. Data on operational losses and any significant control failures incurred are captured through an incident reporting process. These events are reported to both the GRC and RPC, which assess the sufficiency of the corrective actions taken by management to prevent recurrence. Both committees also receive regular reporting on actual performance against established risk tolerance metrics.

Capital Adequacy Management

          Effective January 1, 2015 the BMA adopted capital and liquidity requirements consistent with Basel III. The finalization of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules.

          One of management's primary objectives is to maintain the confidence of our clients, bank regulators and shareholders. A strong capital position helps the Group to take advantage of profitable investment opportunities and withstand unforeseen adverse developments. The Group manages its capital both on a total Group basis and, where appropriate, on a legal entity basis. The finance department has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the RPC. The management of capital will also involve regional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

Capital Assessment and Risk Profiling

          Under the requirements of Basel II as implemented by the BMA, the Group undertakes a CARP process, which is an internal assessment of all material risks to determine our capital needs. This internal assessment takes account of the minimum capital requirement and other risks not covered by the minimum capital requirement (Pillar II). Where capital is deemed as not being able to mitigate a particular risk, alternative management actions are identified and described within the CARP. The CARP is presented to the RPC before being presented to the Board for challenge and approval and then submission to the BMA. The CARP process is performed annually or more frequently should the need arise.

          A supervisory assessment process ("SAP") is then undertaken annually by the BMA, which is designed to assess the Group's risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SAP review is conducted.

SUPERVISION AND REGULATION

Bermuda

          The Bank is subject to regulation and supervision by the Bermuda Monetary Authority under:

  •
  the Bermuda Monetary Authority Act 1969;

  •
  the Banks and Deposit Companies Act 1999;

  •
  the Trusts (Regulation of Trust Business) Act 2001;

  •
  the Investment Business Act 2003; and

  •
  the Exchange Control Regulations 1973.

          The Bank is also subject to regulation by the Minister of Finance and the Minister of Economic Development in Bermuda under the Companies Act 1981.

Supervision and Monitoring by the BMA

          Our activities are regulated by the BMA. One of the principal objectives of the BMA is to supervise, regulate and inspect financial institutions which operate in or from within Bermuda and further to promote the financial stability and soundness of such financial institutions. The supervision is primarily for the benefit and protection of the Bank's clients and not for the benefit of our investors. The BMA is also responsible for managing and regulating transactions in foreign currency or gold.

          In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring of institutions licensed under the BDCA. The statistical system, which follows the standards imposed on banks in the United Kingdom by the Financial Conduct Authority and is consistent with Basel Committee Standards, provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements.

          As the Bank's supervisory authority in Bermuda, the BMA is responsible for the consolidated supervision of our worldwide operations. There are also host regulatory bodies performing a similar function to that of the BMA in all major locations in which the Bank operates. Many of these local authorities require detailed reporting on the activities of the Bank's subsidiaries located in their jurisdictions. As part of its oversight process, the BMA receives copies of each of these reports on a regular basis and liaises with the regulatory authorities in the respective locations.

          In 2009, in order to facilitate an infusion of liquidity into the Bank, the Government of Bermuda guaranteed $200,000,000 of preference shares issued by the Bank. In connection with the Guarantee, the Bank entered into an agreement with the BMA under which the Bank, for as long as the preference shares are issued and outstanding, must obtain the BMA's prior approval to (1) pay any dividends on the common shares, (2) create or increase the authorized amount of, or issuance of, shares senior to the preference shares, (3) amend, alter or repeal the certificate of designation for the preference shares or our bye-laws so as to adversely affect the rights, preferences, privileges or voting powers of the preference shares or (4) subject to certain exceptions, consummate a merger, amalgamation, or any other scheme of arrangement or reclassification involving the preference shares. For more information about the Guarantee and our Preference shares, see "Description of Share Capital — Preference Shares."

          Under the market disclosure requirements (referred to as Pillar III disclosures) applicable under both Basel II and the Basel II Accord ("Basel III"), the Bank is required to publish information about the risks to which it is exposed. Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new LCR regimes.

          The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. When fully phased-in, the Bank will be subject to the following requirements:

  •
  adopted CET1 as the primary and predominant form of regulatory capital, with a requirement of CET1 of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%. The BMA has allowed Bermuda banks to make the one-time irrevocable election to exclude Other Comprehensive Income on its Available-for-sale portfolio from CET1;

  •
  adopted a Tier 1 capital requirement of at least 8.5% of RWA, inclusive of the 2.5% capital conservation buffer and Total capital requirement of at least 10.5% of RWA, inclusive of the 2.5% capital conservation buffer;

  •
  the Bank is considered to be a D-SIB and will be subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective 30 September 2015. This is based upon its assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, corporate lending, payment systems and other core economic functions;

  •
  provided for the inclusion of a countercyclical buffer to be introduced when macro-economic indicators provide an assessment of excessive credit or other pressures building in the banking sector;

  •
  provided that it will assess the extent to which Bermuda's banks pose a degree of material systemic risk to Bermuda's economy, applying a capital surcharge buffer (as a percentage of RWA and composed of CET1 eligible capital) between 0.5% and 3.0% on those banks designated to be a domestic systemically important bank, depending on the extent of systemic risk posed by such bank;

  •
  adopted the introduction of a 5% leverage ratio as calculated in Basel III; and

  •
  adopted the liquidity coverage ratio implementation timetable consistent with that published by Basel III, with a minimum requirement of 60%, rising in equal annual steps to 100% by January 1, 2019.

Banks and Deposit Companies Act 1999

          The BDCA prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is a company incorporated in Bermuda and licensed by the BMA under the BDCA. The BDCA provides for two classes of licenses: banking licenses and deposit company licenses. The Bank holds a banking license and a deposit company license. Unless otherwise permitted by the BMA, a company that holds a banking license must provide a range of minimum services to the public in Bermuda, including (without limitation) current accounts in Bermuda dollars, other deposit accounts, loan facilities in Bermuda Dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company license typically offers a small range of services but, unless otherwise permitted by the BMA, must also provide some specified services to the public in Bermuda, including (without limitation) savings, deposit or other similar accounts in Bermuda Dollars and loans in Bermuda Dollars secured on mortgages of real property in Bermuda.

          As the agency responsible for administering the BDCA, regulating deposit-taking businesses and protecting depositors, the BMA has broad authority to compel companies licensed under the BDCA to take or cease specific actions and comply with informational or access requests. Under the BDCA, the BMA can, or can compel these companies, including us to, among other things, do any or all of the following:

  •
  provide such information as the BMA may reasonably require;

  •
  submit a report prepared by the Bank's auditors or by an accountant or other person with professional skills on any matter about which the BMA could require us to provide information;

  •
  produce documentation or other information as the BMA may reasonably require; and

  •
  permit any officer, servant or agent of the BMA, on producing evidence of his authority, to enter the Bank's premises to obtain information and documents.

          In addition, the BMA has the power to do any or all of the following:

  •
  examine, copy or retain any documents relating to the Bank's deposit-taking business;

  •
  require the Bank to take certain steps or to refrain from adopting or pursuing a particular course of action or to restrict the scope of the Bank's business in a particular way;

  •
  appoint competent persons to investigate and report to the BMA on the Bank's business or the Bank's ownership and control;

  •
  restrict the scope of a license or revoke a license; and

  •
  vary, suspend or revoke the Bank's banking license and to give directions if it feels these are necessary to protect the Bank's depositors.

          The Bank's failure to comply with any of the statutory requirements set forth in the BDCA could result in civil or criminal penalties.

          The Bank is required to report certain transactions to the BMA. These include any transaction or transactions relating to any one person as a result of which the Bank would be exposed to a risk of incurring losses in excess of 10% of the Bank's available capital resources, or where the Bank proposes to enter into a transaction or transactions relating to any one person, which, either alone or together with previous transactions entered into by the Bank in relation to the same person, would result in the Bank being exposed to the risk of incurring losses in excess of 25% of its available capital resources. This also applies where the transaction relates to different persons if they are connected in such a way that the financial soundness of any of them may affect the financial soundness of the others or the same factors may affect the financial soundness of both or all of them. The BMA may extend the scope of this requirement to the Bank's subsidiaries even if these subsidiaries are not licensed under the BDCA as if the transactions and available capital resources of the Bank's subsidiaries were included in the Bank's available capital resources. For the purpose of the foregoing, the transactions which must be reported by the Bank to the BMA are those between the Bank and a person where:

  (a)
  that person incurs an obligation to the Bank or as a result of which such person may incur such an obligation;

  (b)
  the Bank will incur, or as a result of which it may incur, an obligation in the event of that person defaulting on an obligation to a third party; or

  (c)
  the Bank acquires or incurs any obligation to acquire, or as a result of which it may incur an obligation to acquire, an asset the value of which depends wholly or mainly on that person performing their obligations or otherwise on his financial soundness;

and the risk of loss attributable to a transaction is, in a case within paragraph (a) or (b), the risk of the person concerned defaulting on the obligation there mentioned and, in a case within paragraph (c), the risk of the person concerned defaulting on the obligations there mentioned or of a deterioration in such person's financial soundness. The Bank's available capital resources may be determined by the BMA after consultation with it and in accordance with principles published by the BMA. It is an offense for the Bank to fail to make the required reports.

          Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either individually or with associates, who (i) hold five percent or more of the shares in the institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of five percent or more of the voting power at any general meeting of the institution or of another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would constitute an offense that could result in a fine.

          The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary. The BDCA distinguishes between shareholder controllers of the following threshold descriptions: "10% shareholder controllers," "20% shareholder controllers," "30% shareholder controllers," "40% shareholder controllers," "50% shareholder controllers," "60% shareholder controllers" and "principal shareholder controllers" who have a 75% or greater interest. A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. It is an offense not to give this notice. The BMA may object to a person's notice of intent to become a shareholder controller of any description or to an existing shareholder controller where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such controller of the institution. If the BMA objects, the BMA will provide such person with written notice of its objection.

          Prior to serving a notice of objection, the BMA serves the person seeking to become a shareholder of any description or serves an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.

          If three months pass from the date of giving the notice to the BMA without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.

          If a person becomes a shareholder controller or increases his shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant license where a 50%, 60% or principal shareholder controller is involved, or mandating that any specified shares become subject to one or more of the following restrictions:

  •
  any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

  •
  no voting rights may be exercisable in respect of the shares;

  •
  no further shares may be issued in right of them or pursuant to any offer made to their holder; or

  •
  except in liquidation, no payment may be made of any sums due from the deposit-taking institution on the shares, whether in respect of capital or otherwise.

          A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the BDCA. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

  •
  where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or

  •
  where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.

          In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

  •
  all shares of the deposit-taking institution where the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the institution; and

  •
  all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such institution.

          A company licensed under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the relevant change in director, controller or senior executive. The definition of "controller" is set out in the BDCA but generally refers to (i) a shareholder controller, a managing director or chief executive officer of the deposit-taking institution or of another company of which it is a subsidiary, or (ii) a person whose duties include directing the actions of the board of directors of the licensed company or of another company of which it is a subsidiary, or (iii) a person whose duties include directing the actions of any shareholder controller of the deposit-taking institution.

Trusts (Regulation of Trust Business) Act 2001

          The principal purpose of the Trusts (Regulation of Trust Business) Act 2001 (the "Trusts Business Act"), which came into effect on January 25, 2002, is to regulate "trust business," which is generally defined as providing the services of a trustee as a business, trade, profession or vocation. Under the Trusts Business Act, a license is required to conduct trust business in or from within Bermuda. Licenses are designated either "unlimited" or "limited." Only bodies corporate are entitled to obtain unlimited licenses, which allow them to conduct trust business and solicit business from the public generally. At present, the Bank and certain of its subsidiaries hold unlimited licenses issued by the BMA pursuant to the Trusts Business Act. Pursuant to Section 6 of the Trusts Business Act, the BMA has published a Statement of Principles, in accordance with which it is acting or purporting to act with respect to the exercise of its powers under the Trusts Business Act, including (without limitation) the BMA's minimum licensing criteria, the grounds for revocation of licenses, the power to grant, revoke or restrict a license and the power to obtain information or require the production of documents. In addition, pursuant to Section 7 of the legislation, the BMA published a Code of Practice that provides guidance as to the duties, requirements, procedures, standards and principles to be observed by persons carrying on trust business under the Trusts Business Act.

          The BMA's powers under the Trusts Business Act include (without limitation) the power to:

  •
  impose conditions on a license with respect to scope and type of business, to protect a client or potential client of a licensee;

  •
  revoke a license in certain circumstances including if the licensee has not complied with the licensing criteria; and

  •
  request and obtain information from a licensee to ensure compliance with the Trusts Business Act, and to safeguard the interests of the licensee's clients.

          The Trusts Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of a licensed company, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of shareholder controller is set out in the Trusts Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Trusts Business Act) (i) holds 10% or more of the shares in the licensed company or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed company or another company of which it is such a subsidiary. A "majority shareholder controller" is defined under the Trusts Business Act as a shareholder controller which, among other things, (i) holds 50% or more of the issued and outstanding shares in the licensed company; (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power at any general meeting of the licensed company.

          The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or may object to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the licensed company. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA serves the person seeking to become a shareholder controller or serves an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.

          If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholder/controller beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.

          If a person becomes a shareholder controller in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take certain actions, including mandating that any specified shares become subject to one or more of the following restrictions:

  •
  any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

  •
  no voting rights may be exercisable in respect of the shares;

  •
  no further shares may be issued in right of them or pursuant to any offer made to their holder; or

  •
  except in liquidation, no payment may be made of any sums due from the licensed company on the shares, whether in respect of capital or otherwise.

          A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Trusts Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the Trusts Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

  •
  where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions; or

  •
  where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.

          In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

  •
  all shares of the licensed company of which the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the licensed company; and

  •
  all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such licensed company.

          A company licensed under the Trusts Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the change in controller or officer. The definition of "controller" is set out in the Trusts Business Act but generally refers to (i) a shareholder controller, a managing director or chief executive officer of the licensed company or of another company of which it is a subsidiary, or (ii) a person whose duties include directing the actions of the board of directors of the licensed company or of another company of which it is a subsidiary, or (iii) a person whose duties include directing the actions of any shareholder controller of the licensed company. The definition of "officer" under the Trusts Business Act, includes a director, secretary or any senior executive.

Investment Business Act 2003

          The Investment Business Act 2003 (the "Investment Business Act") prohibits any person from carrying on, or purporting to carry on, an investment business in or from within Bermuda unless that person holds a license granted under the Investment Business Act, or is exempted from holding a license. The Investment Business Act defines "investment business" broadly as the business of dealing in investments, arranging deals in investments, managing or offering investments and giving advice on investments.

          Under the Investment Business Act, the BMA is given the authority to grant licenses and to supervise license holders. The BMA will only grant a license if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include (without limitation) that controllers and senior executives of the applicant are fit and proper persons to carry on such business, the applicant company's business is effectively directed by at least two individuals (unless the BMA otherwise approves), the Board of the applicant has a number of independent directors considered appropriate by the BMA, the applicant's business is conducted in a prudent manner, the position of the applicant in the group does not obstruct effective consolidated supervision and the applicant will carry on the investment business with integrity and professional skill appropriate to the nature and scale of its activities.

          At the present time, the Bank's wholly owned subsidiaries Butterfield Trust (Bermuda) Limited, Butterfield Securities (Bermuda) Limited and Butterfield Asset Management Limited hold licenses under the Investment Business Act.

          Under the Investment Business Act the BMA may require an accountant's report on a license holder, to appoint an inspector to carry out an investigation into the affairs of a license holder and to demand the production of documents or information relating to the investment business of a license holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including (without limitation) powers to issue directions, to vary, suspend or cancel a license, to appoint a custodian manager of an offending investment business, to levy fines and to seek from the court injunctions and restitution orders. If the BMA considers that an investment provider knowingly and willfully has breached any condition imposed on its license, the licensing criteria or any other duty or obligation under the Investment Business Act, or has been carrying on investment business in a manner detrimental to the interest of its clients and creditors, or contrary to the public's interests, the BMA may issue a direction of compliance, vary, suspend or cancel the license of the investment provider, appoint a custodian manager to manage the investment business, impose civil penalties, or publicly censure an investment provider.

          The Investment Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of an investment provider, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of 10% shareholder controller is set out in the Investment Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Investment Business Act) (i) holds 10% or more of the shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power in the investment provider or in the parent undertaking. A "majority shareholder controller" is defined under the Investment Business Act as a shareholder controller which (i) holds 50% or more of the issued and outstanding shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power in the investment provider or in the parent undertaking.

          The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such controller of the licensed company. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA serves the person seeking to become a shareholder controller or will serve an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.

          If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.

          If a person becomes a shareholder controller in spite of the BMA's objection to his or her becoming a shareholder controller or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take certain actions, including mandating that any specified shares become subject to one or more of the following restrictions:

  •
  any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

  •
  no voting rights may be exercisable in respect of the shares;

  •
  no further shares may be issued in right of them or pursuant to any offer made to their holder; or

  •
  except in liquidation, no payment may be made of any sums due from the investment provider on the shares, whether in respect of capital or otherwise.

          A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Investment Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the Investment Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

  •
  where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or

  •
  where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.

          In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

  •
  all shares of the investment provider of which the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the investment provider; and

  •
  all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such investment provider.

          A company licensed under the Investment Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such investment provider. The written notice is required to be given to the BMA within 14 days beginning with the day on which the investment provider becomes aware of the change in controller or officer. The definition of "controller" is set out in the Investment Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the investment provider or of another company of which it is a subsidiary, or a person whose duties include directing the actions of the board of directors of the investment provider or of another company of which it is a subsidiary, or a person whose duties include directing the actions of any shareholder controller of the investment provider. The definition of "officer" under the Investment Business Act, includes a director, secretary or any senior executive.

Companies Act 1981

          As a Bermuda company, the Bank is also subject to the Companies Act 1981 (the "Companies Act"). The Minister of Finance has issued to the Bank a license under section 114B of the Companies Act that allows the Bank to carry on business in Bermuda without complying with the requirements that a local company be controlled by Bermudians, that at least 60% of the total voting rights attached to the common shares be exercisable by Bermudians and that 60% of the shares be beneficially owned by Bermudians. The Companies Act provides that the Minister of Finance or such other Minister as may be appointed, shall administer licenses pursuant to section 114B of the Companies Act. Currently, the Minister of Economic Development is the Minister responsible for administering licenses pursuant to section 114B of the Companies Act. Under the terms of its license, the Bank is required to report annually to the Minister the identity of the persons that it has determined to be 10% shareholder controllers and 30% shareholder controllers of the Bank within the meaning of the BDCA. Where the Bank determines that a person has become a 30% shareholder controller, it is required to advise the Minister in writing within 14 days of such determination. In addition, the Bank is required to monitor the number of shares owned by a shareholder controller at least quarterly to establish whether that person is a 40% shareholder controller. Where the Bank determines that a person has become a 40% shareholder controller, it is required to advise the Minister in writing within 14 days of the determination. The voting rights of a non-Bermudian 40% shareholder controller are restricted pursuant to the license issued to the Bank pursuant to section 114B and by the Bank's bye-laws unless the Minister consents to such person.

          The Bank's license issued pursuant to section 114B requires that the Bank's head office shall be located in Bermuda and its shareholders' meetings shall be held in Bermuda. In addition, the Bank is required to consult with the Minister concerning any continuation, transfer, liquidation or amalgamation that would result in a change of control or winding-up of the Bank or before taking any other significant action which would effectively discontinue the offering of any or all of the Bank's primary services in and from within Bermuda. The Bank's license does not have an expiration date. However, the Minister may revoke, suspend or amend the license at any time for the following reasons:

  •
  the Bank contravenes any condition subject to which the license was granted;

  •
  the Bank is carrying on business in a manner detrimental to the public interest;

  •
  the Bank ceases to carry on business in Bermuda;

  •
  the Bank goes into liquidation or is wound up or otherwise dissolved; or

  •
  the Bank fails to comply with any directive or requirement issued by the Minister under the Companies Act.

Exchange Control

          The Bank is designated as resident in Bermuda for exchange control purposes.

          The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided the Bank's shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

Stamp Duty

          Stamp duty is a tax in Bermuda imposed on written documents. The governing legislation is the Stamp Duties Act 1976, as amended (the "Stamp Duties Act"). The Stamp Duties Act sets out the instruments that are subject to stamp duty, which generally include certain instruments or documents as specified in the Stamp Duties Act that are executed in Bermuda or, if executed outside of Bermuda, are then brought into Bermuda.

          There are certain limited stamp duty exemptions under the Bermuda Stock Exchange Company Act 1992 (the "BSX Act"), which extend to local companies, the securities of which are listed on the BSX. The Bank's common shares are currently listed on the BSX and we expect that upon completion of the offering, in addition to a primary listing of the common shares on the NYSE, the Bank will maintain a secondary listing of the common shares on the BSX. Pursuant to the BSX Act, the provisions of the Stamp Duties Act will not apply to any instrument which relates to (i) a conveyance or transfer on sale, or (ii) a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos, or (iii) any agreement for the lending and borrowing, of any securities which are listed on the BSX. Accordingly, for so long as the common shares of the Bank remain listed on the BSX, the stamp duty exemptions under the BSX Act would apply. However, dealings in the Bank's common shares beyond the limited exemptions under the BSX Act, may attract stamp duty under various heads of the Schedule to the Stamp Duties Act. For example, ad valorem stamp duty may be payable (i) where security is granted over shares of the Bank, and (ii) where shares of the Bank form part of a deceased's estate and probate is sought.

          The Stamp Duties Act prescribes the persons liable to pay the stamp duty, whether the amount of duty is a fixed or ad valorem amount and the time period in which the duty must be paid, depending on the nature of the instrument. The Stamp Duties Act also sets out the consequences for failure to stamp instruments which are subject to duty.

          Generally, if a stampable document has been executed in Bermuda or has been executed outside of Bermuda and then brought into Bermuda and stamp duty is not paid, the document is not valid for any purpose (including registration) in Bermuda, until such time as it is stamped. In addition, a stampable document which is not stamped (i) is not admissible in court proceedings in Bermuda, except in criminal proceedings or stamp duty violation prosecutions; and (ii) may not be acted upon, filed, or registered by any public official or by any company. Anyone trying to evade payment of stamp duty commits an offence and is liable to prosecution and penalty.

Limits on Shareholding

          Limits are imposed by law on the percentage of shares in a local company carrying on business in Bermuda which may be held by persons who are non-Bermudian as that term is defined in Part IX of the Companies Act. The Bank holds a license under section 114B of the Companies Act permitting it to carry on business in Bermuda with more than 40% non-Bermudian ownership. This is subject to certain conditions including that the bye-laws of the Bank must restrict the voting rights of any non-Bermudian who is a 40% shareholder controller of the Bank as determined under the BDCA. The Bank has adopted such bye-law provisions. In addition, there are certain prior approval requirements pursuant to the BDCA, the Trusts Business Act and the Investment Business Act with respect to any person who seeks to become a shareholder controller (as defined under each of those Acts) of the Bank.

The Cayman Islands

The Cayman Islands Monetary Authority

          Our activities in the Cayman Islands are monitored by CIMA. CIMA is responsible for currency management, regulation and supervision of the Cayman Islands financial services sector (which includes securities and investments business, banking, insurance and fiduciary services), advice to the Cayman Islands government and cooperation with overseas regulatory authorities. CIMA's principal focus is to promote and maintain a sound financial system in the Cayman Islands and to promote and enhance market confidence, consumer protection and the reputation of the Cayman Islands as a financial center.

          CIMA has broad statutory powers of enforcement. These powers are intended to permit CIMA to have access to information held or maintained by a licensee as necessary and to enable CIMA to take appropriate remedial action if a licensee is in default of its obligations under applicable laws.

Relevant Legislation/Regulations

Banks & Trust Companies Laws (2013 Revision)

          The Banks and Trust Companies Law (2013 Revision) (the "BTCL") provides that it is an offense to conduct banking business or trust business without the appropriate license. Bank of Butterfield (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

          The BTCL is supplemented by certain regulations which, among other things, prescribe the fees that are payable by licensees and certain information that must be submitted to CIMA in connection with any license application.

          Licensees must adhere to certain capital adequacy requirements and must file audited financial statements with CIMA within three months of their financial year-end. Prior written approval of CIMA is required in a number of circumstances including, but are not limited to, the issue, transfer or disposal of any shares, the appointment of a new director or senior officer or where the licensee wishes to conduct business that deviates from its business plan submitted at the time of its license application.

Securities Investment Business Law (2015 Revision), as amended

          The Securities Investment Business Law (2015 Revision), as amended (the "SIBL") provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBL or is exempted from the requirement to hold a license pursuant to SIBL. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.

          SIBL is essentially designed to achieve the licensing and regulation of securities investment providers and applies to (i) any company, foreign company or partnership incorporated or registered in the Cayman Islands and carrying on "securities investment business" anywhere in the world, or (ii) any entity which has a "place of business" in the Cayman Islands through which "securities investment business" is carried on. The entity need not have a physical presence in the Cayman Islands in order for such entity to fall within the ambit of SIBL.

          Certain activities are explicitly excluded that would otherwise fall within the definition of securities investment business. In addition, SIBL exempts certain persons who are engaged in securities investment business with, among other things, sophisticated or high net worth persons (as such terms are defined in SIBL) from the full licensing requirements of SIBL, provided that they file an annual declaration with CIMA and pay an annual fee.

Insurance Law, 2010 (as amended)

          CIMA regulates the insurance industry in the Cayman Islands pursuant to the Insurance Law, 2010 (as amended) (the "IL"). Such regulation includes licensing, ongoing supervision, and enforcement.

          Pursuant to the IL, a company is required to hold a license in order to carry on insurance or reinsurance business or business as an insurance agent, insurance broker or insurance manager in or from the Cayman Islands. Bank of Butterfield (Cayman) Limited (which is not itself an insurer) holds an insurance agent license, issued by CIMA, permitting it to solicit domestic business on behalf of not more than one general insurer and one long term insurer.

Companies Laws (2013 Revision, as amended)

          Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BTCL, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Law 2013 Revision, as amended, this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.

Money Laundering Regulations (2015 Revision); Proceeds of Crime Law (2014 Revision); and Terrorism Law (2015 Revision)

          Butterfield Bank (Cayman) Limited is subject to the Money Laundering Regulations (2015 Revision) (the "Regulations") made pursuant to the Proceeds of the Crime Law (2014 Revision) (the "PCL"). The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The

Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law 2015 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.

Guernsey

Guernsey Financial Services Commission

          Our activities in Guernsey are monitored by the Guernsey Financial Services Commission (the "GFSC") through its Probability and Risk Impact System. The primary objective of the GFSC is to regulate and supervise finance businesses in the Bailiwick of Guernsey ("Guernsey," or the "Bailiwick"). Almost all financial service activities in Guernsey are required to be licensed by the GFSC. Once licensed, the businesses are subject to the regulation, oversight, investigatory, information gathering and enforcement powers of the GFSC.

          The various divisions of the GFSC perform regular visits with the purpose of understanding the business and reviewing the risk management and internal control environment (including monitoring and any outsourced functions). Such visits also monitor compliance with applicable law and regulation.

          In addition to conducing on-site reviews, the GFSC has a continuing duty to determine whether entities it regulates and the persons who own or run them remain fit and proper. Licensees therefore have a statutory obligation to notify the GFSC of various changes, which are set out in comprehensive rules and regulations. The GFSC also requires financial services businesses to submit periodic returns for statistical analysis and inclusion in thematic studies.

          The GFSC has wide powers of enforcement to address shortcomings and breaches by financial services businesses. These range from private warnings and reprimands to revocation and suspension of applicable licenses and consents and criminal prosecution, among others.

The Banking Supervision (Bailiwick of Guernsey) Law, 1994

          The Banking Supervision (Bailiwick of Guernsey) Law, 1994 (the "BSL") provides that no person shall in the Bailiwick accept a deposit in the course of carrying on, whether in the Guernsey or elsewhere, a deposit-taking business under the authority of and in accordance with the condition of a license granted by the GFSC. Butterfield Bank (Guernsey) Limited holds a license under the BSL. In order to be granted a license, a company's business must be carried on with prudence, integrity, professional skills and in a manner which will not tend to bring the Bailiwick into disrepute. The business must also be directed by at least two individuals who are resident in the Bailiwick of Guernsey with appropriate standing and experience and sufficiently independent of each other. Businesses must also adhere to codes, principles, rules and instructions issued from time to time.

Regulation of Fiduciaries, Administration Businesses and Company Directors (Bailiwick of Guernsey) Law 2000

          The Regulation of Fiduciaries, Administration Businesses and Company Directors (Bailiwick of Guernsey) Law 2000 (the "Guernsey Fiduciaries Law") provides that only a person licensed by the GFSC under the Guernsey Fiduciaries Law can operate fiduciary businesses, which includes:

  •
  formation, management and administration or trusts;

  •
  company or corporate administration;

  •
  provision of executorship services; and

  •
  the formation and management of foundations.

          The GFSC can grant two different categories of license, including a full fiduciary license, which can only be granted to a company or a partnership, and a personal fiduciary license. The full fiduciary license covers any director, manager, partner or employee acting in the course of their employment.

The Protection of Investors (Bailiwick of Guernsey) Law, 1987

          Under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended (the "POI Law"), a person shall not (certain to certain exemptions) carry on, or hold himself out as carrying on, any controlled investment business in or from within the Bailiwick, except under and in accordance with the terms of a license. For the purposes of the POI Law, a controlled investment includes collective investment schemes and general securities and derivatives. All Guernsey domiciled funds have to be authorized by or registered with the GFSC and be administered by a Guernsey licensed administrator. In addition, open-ended funds must also have a Guernsey licensed custodian.

The Financial Services Commission (Bailiwick of Guernsey) Law, 1987

          The Financial Services Commission (Bailiwick of Guernsey) Law, 1987 provides that the general functions of the GFSC are to supervise the finance business in the Bailiwick, to counter financial crime and the financing of terrorism and to maintain confidence in the Bailiwick's reputation as an international finance center.

The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999

          The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999 established certain offenses in connection with the proceeds of criminal conduct including concealing of transferring the proceeds of crime, assisting another person to retain the proceeds of criminal conduct, acquisition, possession or use of proceeds of criminal conduct and tipping-off.

The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007

          The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007 provides for a positive obligation on businesses to report internally any suspicions of money laundering. A money laundering reporting officer must be appointed to fulfill this function and to make disclosure to the relevant division of Guernsey's police unit.

United Kingdom

Regulatory regime

          Our activities in the UK take place through Butterfield Bank (UK) Limited ("Butterfield UK") and consist of various banking and investment services business including accepting deposits, administering and advising on regulated mortgage contracts, and arranging deals in, and managing, investments.

          The primary legislation governing of the provision of such services is the Financial Services and Markets Act 2000 and its secondary regulations ("FSMA"). FSMA requires that in order to carry on banking and investment services in the UK, a firm must be authorized (or exempt) and have the necessary permissions. Butterfield UK is authorized and has permissions to accept deposits and perform other banking and investment services.

          Because of its permission to accept deposits, FSMA requires that Butterfield UK is regulated by both the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA"). The PRA has responsibility for micro-prudential regulation of Butterfield UK and the FCA has responsibility for regulating the conduct of its business. If Butterfield UK ceased to have permission to accept deposits it would be regulated solely by the FCA.

          As a dual-regulated firm, Butterfield UK must comply with both the PRA rulebook and the FCA handbook which contain detailed rules and guidance in respect of prudential, governance and conduct matters. The FCA's Principles for Businesses require among other things that Butterfield UK conducts its business with integrity and due skill, care and diligence and deal with its regulators in an open and co-operative way. In addition, senior managers of Butterfield UK will be subject to specific PRA and FCA rules and all employees with customer facing roles will be subject to conduct rules.

Control

          In the case of a dual-regulated firm, FSMA requires any person seeking to obtain (and in certain circumstances increase) control over Butterfield UK to first get approval from the PRA (who will consult with the FCA). A person will become a controller if it holds (itself or with another where they are acting together) (i) 10% or more in the shares of Butterfield UK or in any parent undertaking; or (ii) 10% or more of the voting power in Butterfield UK or any parent.

          The Companies Act 2006 requires that UK incorporated companies (including banks) maintain a register of persons who have significant control over them. A person will be considered to have significant control if it holds (itself or with another where they are acting together) 25% or more of the company's shares or voting rights or has the ability to appoint a majority of the board of directors.

Consumer credit legislation

          In the UK, certain types of consumer loans are governed by consumer credit legislation which consists of provisions in FSMA, provisions in the Consumer Credit Act 1974 and its secondary legislation, and rules and guidance in the FCA handbook, including the Consumer Credit sourcebook. Butterfield UK currently has interim permission to enter into a regulated credit agreement as lender, and enter into a regulated hire agreement as owner. UK consumer credit legislation covers issues such as the content and form of credit agreements, information to be given at the outset of an agreement and in statements, the method of calculating the annual percentage rate (interest), procedures relating to events of default, early termination or early settlement and credit advertising. In its dealings with consumers Butterfield UK must also comply with the terms of the Consumer Rights Act 2015 which among other things contains rules relating to unfair contract terms and communications to consumers.

Capital

          Butterfield UK is subject to capital rules under the European Union's capital requirements regime which consists of the Capital Requirements Regulation (575/2013) and the CRD IV Directive (2013/36/EU) (together commonly referred to as "CRD IV"). Where applicable, the UK has implemented CRD IV through the PRA rulebook and the FCA handbook. The capital rules stipulate the minimum level and quality of capital that banks must maintain. Additionally, banks must also meet standards regarding the liquidity coverage ratio and the net stable funding ratio. The PRA oversees compliance with this regime and banks are required to report on their compliance annually.

AML and Financial Crime

          Butterfield UK is subject to a range of legislation at a UK and European level requiring it to take steps to detect and prevent potential money laundering, financial crime or terrorist financing. The FCA and HM Treasury have investigatory powers in relation to suspected breaches.

          Relevant legislation at the EU level is the Third Money Laundering Directive (2005/60), and the Wire Transfer Regulation (1781/2006). The Wire Transfer Regulation requires payment service providers (such as banks) to include certain information on the payer with any transfer of funds and to verify payer information before making a funds transfer. Payment service providers for payees must ensure that certain information accompanies incoming payments and must report suspicions of money laundering. Commencing on July 3, 2016 Butterfield UK will also be subject to the Market Abuse Regulation (596/2014).

          At the UK level, Butterfield UK must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000 and the Anti-terrorism, Crime and Security Act 2001, Counter-Terrorism Act 2008 (Schedule 7), the Transfer of Funds (Information on the Payer) Regulations 2007, the Money Laundering Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires banks to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities.

          Butterfield UK must also comply with legislation of third countries to the extent that such legislation has extra-territorial effect and is applicable to it. An example of this is the USA PATRIOT Act of 2001.

Recovery

          Butterfield UK is subject to the European Union's recovery and resolution regime for banks set out in the Bank Recovery and Resolution Directive (2014/59/EU) and implemented in the UK by amendments to the Banking Act 2009, FSMA and the Insolvency Act 1986. As part of this regime, Butterfield UK must create a recovery plan which sets out the measures it would take to restore its financial position following serious deterioration, and a resolution pack which sets out the information required by the appropriate resolution authorities to enable them to resolve the firm if it fails. There are also conditions placed on intragroup financial support as part of the regime, a requirement on banks to contractually allow for its debt instruments to be converted into equity (referred to as "bail-in") and notification obligations if the bank's management body considers that the bank is failing or is likely to fail.

The Bahamas

The Central Bank of The Bahamas

          Butterfield Trust (Bahamas) Limited has been granted a license from the Central Bank of The Bahamas to conduct banking and trust business from within The Bahamas. As the primary regulator of Butterfield Trust (Bahamas) Limited, the Central Bank of The Bahamas is responsible for the regulation and supervision of Butterfield Trust (Bahamas) Limited with respect to all of its operations, corporate governance issues, and compliance with applicable laws and regulations. The Central Bank of The Bahamas' regulations on capital adequacy and the regulatory framework within The Bahamas take into account the recommendations of the BCBS.

Relevant Legislation/Regulations

The Banks and Trust Companies Regulation Act and Regulations

          The Banks and Trust Companies Regulation Act and Regulations set forth the basic provisions relating to the licensing and operations of banks and trust companies in The Bahamas, as well as the powers of the Central Bank of The Bahamas to supervise and audit the activities of such entities.

The Central Bank of The Bahamas Act

          The Central Bank of The Bahamas Act provides general provisions relating to the structure and operation of the Central Bank of The Bahamas, the regulatory reporting required to be submitted to the Central Bank of The Bahamas by the licensees and the penalties that may be imposed for failure to comply with the orders of the Central Bank of The Bahamas.

Financial Intelligence and Reporting

          The Financial Intelligence Unit Act provides for the establishment of the financial intelligence unit organization in The Bahamas that is responsible for receiving, analyzing, obtaining and disseminating information which relates to or may relate to the proceeds of offenses under the Proceeds of Crime Act or the Anti-Terrorism Act.

          The Financial Transactions Reporting Act and Regulations provides the basic requirements applicable to financial institutions in The Bahamas with respect to verifying the identities of facility holders and bank customers, the obligation to report suspicious transactions to the financial intelligence unit, and minimum record retention policies and procedures.

Other Relevant Regulations

          Butterfield Trust (Bahamas) Limited is also subject to various other regulations, including the Proceeds of Crime Act, which sets forth that it is a crime in The Bahamas for a person to conceal, transfer or deal with the proceeds of criminal conduct (such as money laundering) and the Anti-Terrorism Act, which sets forth that it is a crime in The Bahamas for a person to provide or collect funds or provide financial services or make such services available to persons with the intention that such funds or services are to be used in full or in part to carry out a terrorist act. In addition to the laws and regulations set forth above, Butterfield Trust (Bahamas) Limited is also obligated to comply with the guidelines released by the Central Bank of The Bahamas from time to time.

United States

Foreign Account Tax Compliance Act

          Under FATCA, US federal tax legislation passed in 2010, a 30% withholding tax will be imposed on "withholdable payments" made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, "US accountholders") to the IRS. For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. "Withholdable payments" generally include, among other items, payments of US-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce US-source interest and dividends. Furthermore, FATCA may also impose withholding on non-US source payments by non-US financial institutions that comply with FATCA to non-US financial institutions that fail to comply with FATCA. Withholding pursuant to FATCA will take effect on a "phased" schedule, which started in July 2014 with respect to US-source payments and will start no earlier than January 2019 with respect to non-US source payments by non-US financial institutions. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as "accounts" and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.

          Some countries, including the Cayman Islands, Guernsey, the United Kingdom and The Bahamas, have entered into, and other countries are expected to enter into, IGAs with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their US accountholders to the taxing authorities of those countries, who will then pass the information to the IRS.

          The Group closely monitors all present and new legislation that is or will be applicable for its organization, and is currently investigating all implications of FATCA and legislation of countries that have entered into IGAs. While investigating these implications, the Group is and will be in close contact with all of its stakeholders, including its peers and financial industry representative organizations.

          The Group intends to take all necessary steps to comply with FATCA (including entering into agreements with the US tax authorities as may be required), in accordance with the time frame set by the US tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group's products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group's compliance costs. Because the rules for the implementations of FATCA, including IGAs, have not yet been fully finalized, it remains uncertain at this time what impact, if any, this legislation will have on holders of the common shares.

Office of Foreign Assets Control Regulation

          The US Treasury Department's Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. OFAC sanctions apply to all transactions that take place in the United States. Transactions that take place outside the United States may become subject to the jurisdiction of the United States and subject to compliance with OFAC sanctions if they involve US persons or payment in US dollars. Such payments typically are cleared through the US dollar settlement system located in the United States and involve the intermediation of US financial institutions. Although we currently do not have any operations in the United States, our operations may involve transactions with US persons or in US dollars and as a result, in order to comply with OFAC sanctions we are responsible for, among other things, blocking any such transactions with designated targets and countries and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Anti-Money Laundering and the USA PATRIOT ACT

          A major focus of worldwide governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. In particular, the USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations applicable to US banks and non-US banks with operations in the United States, including banks that engage in transaction outside the United States with US persons or in US dollars, by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Future Legislation and Regulation

          The governments of Bermuda and the other jurisdictions in which we operate may enact legislation from time to time that affects the regulation of the financial services industry or that affect the regulation of financial institutions chartered by or operating in those jurisdictions. These governments and their regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

MANAGEMENT

Board

          The Board holds regular meetings six times per year and special meetings when necessary. Our Board oversees the affairs of the Bank. The current Board is composed of 10 members, consisting of our non-executive chairman, chief executive officer and eight non-executive directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than 12 directors.

          Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next general annual meeting.

          Carlyle owns approximately 23% of the Bank's common shares and after giving effect to this offering will own approximately           % of the Bank's common shares. Carlyle has the right to nominate two persons for election by the shareholders as director until our common shares it owns represent less than 10% of our common shares outstanding. If our common shares it owns represent less than 10% but at least 5% of our common shares outstanding, Carlyle will be entitled to nominate one person for election by the shareholders as director. For more information, see "Principal Shareholders and Selling Shareholders."

          As a foreign private issuer under the NYSE rules, we are not required to have independent directors on the Board, except to the extent that our Audit Committee is required to consist of independent directors. However, the Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs.            , representing a majority of our Board, are independent directors.

          As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to run the Bank continue to be of key strategic significance. With the exception of the chief executive officer, our Board is comprised entirely of directors who are not employees of the Bank. It is the Board that ensures our governance keeps abreast of best practices. The following table lists the names, positions and date of birth of the Directors of the Group:

Name	Date of Birth	Position

E. Barclay Simmons	September 17, 1972	Non-Executive Chairman
Michael Collins	March 29, 1963	Chief Executive Officer
Alastair Barbour	February 10, 1953	Non-Executive Director
Wendall Brown	September 7, 1955	Non-Executive Director
Caroline Foulger	January 9, 1961	Non-Executive Director
Conor O'Dea	March 23, 1959	Non-Executive Director
Olivier Sarkozy	May 26, 1969	Non-Executive Director
Wolfgang Schoellkopf	July 22, 1932	Non-Executive Director
Richard Venn	April 3, 1951	Non-Executive Director
John R. Wright	September 10, 1941	Non-Executive Director

          Each of our directors may be reached by postal mail at the address of our headquarters in Bermuda: 65 Front Street, Hamilton, HM 12, Bermuda.

          E. Barclay Simmons joined the Board in 2011. Currently, he is one of the founding Partners and the Chief Executive Officer of ASW Law Limited, a local commercial law firm. Previously, Mr. Simmons was an investment banker with Goldman, Sachs & Co. in New York. Mr. Simmons is a former Director/Chairman of the Investment Committee of the Bermuda Monetary Authority, the Argus Group Holdings Limited, and the Public Funds Investment Committee, responsible for the investment of pension funds for the Government of Bermuda. Mr. Simmons received a Master's in Business Administration from Harvard Business School, a Bachelor of Laws (Honors) from the University of Kent at Canterbury and was called to the Bar of England and Wales. Mr. Simmons was previously a serving Infantry Officer in the Bermuda Regiment, having completed the Territorial Army Commissioning Course at the Royal Military Academy Sandhurst.

          Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 25 years' experience in financial services, having held progressively senior positions, at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

          Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour sits on the board of directors of several listed and unlisted companies, including RSA Insurance Group plc and Phoenix Group Holdings Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

          Wendall Brown joined the Board in 2013. Mr. Brown is Chairman and President of BDC2000 Limited, the parent company of Bermuda General Agency Limited, and The Phoenix Stores Limited. Mr. Brown sits as a director on the boards of several privately held local companies, including Cahow Limited and Argus Group Holdings Limited, where he sits on the board's Risk Committee and Compensation Committee. Mr. Brown is the past chairman of The Bermuda Hospitals Board and the Board of Trustees of Golf Courses (Bermuda).

          Caroline Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms. Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm's insurance and public sector groups. She holds directorship positions with several listed and private companies. Ms. Foulger graduated with honors, from University College, University of London. Currently, she is either a Fellow or Member of several professional bodies, namely, the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda, and the Institute of Directors.

          Conor O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 25 years. He is a past President of the Cayman Islands Chamber of Commerce and past President of the Cayman Islands Bankers Association. Mr. O'Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.

          P. Olivier Sarkozy joined the Board in 2012. Presently, Mr. Sarkozy is the Managing Director and Head of the Global Financial Services Funds at The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. The Carlyle Group is one of the largest private equity and alternative investment firms in the world. Since joining Carlyle, Mr. Sarkozy has led his firm's investments in such transactions as Bank United, Sandler O'Neill, TCW, and Duff & Phelps, among others. In addition to serving as a director of the Bank, Mr. Sarkozy sits on the boards of TCW, Duff & Phelps, Sandler O'Neill, and DBRS Ltd. Prior to joining Carlyle, Mr. Sarkozy was Global Co-Head of the Financial Institutions Group at UBS Investment Bank where he worked on many of the largest mergers in the US financial industry, totaling over $100 billion, as well as the largest recapitalization in US history. Mr. Sarkozy received his Master's in medieval history (with honors) from St. Andrews University in Scotland.

          Wolfgang Schoellkopf joined the Board in 2010. Mr. Schoellkopf currently manages a private investment company PMW Capital Management. He is a former Executive Vice President and Treasurer of Chase Manhattan Bank. He also served as Vice Chairman and Chief Financial Officer of First Fidelity Bank, and Chief Executive Officer of Bank Austria Group's US operations. In addition to serving as a director of the Bank, since 2009, Mr. Schoellkopf has served on the boards of Santander Bank, Santander Holdings USA, and Santander Consumer Finance. His previous board memberships include BPW Acquisition Corporation, Sallie Mae Corporation (1997-2014), Bank Austria Cayman Islands (2001-2008), Great Lakes Insurance Company (1994-1998), and First Fidelity Bank (1990-1997). Mr. Schoellkopf was educated at the University of California at Berkeley, the University of Munich, and Cornell University.

          Richard Venn joined the Board in 2010. Mr. Venn is a strategic adviser to numerous CEOs, Chairs, Boards of Directors, principal investors and family groups based in Toronto, Canada. In 2015, after more than 40 years of service, Mr. Venn retired from CIBC, where he was most recently Senior Executive Vice President, advising the President and CEO and Senior Leadership Team on matters related to identifying and developing strategic initiatives and joint ventures for the bank. During his career with CIBC, Mr. Venn led most areas of Investment and Merchant Banking, culminating in his role as Chairman and CEO of CIBC's Canadian dealer for seven years. In addition to serving on the Board, Mr. Venn is a Director and Vice-Chair of Element Financial Corporation and a Director of DBRS Ltd. He also serves on the Foundation Board of Mount Sinai Hospital, the Board of Greenwood College School, and the Audit and Finance Committee of United Way of Greater Toronto. He is Past Chair of the Jewish Federation of Toronto, the United Jewish Appeal 2004 Annual Fundraising Campaign, and the United Way of Toronto. Mr. Venn received a B.A. Sc. (Engineering Science) in 1973 from the University of Toronto and completed his MBA at Harvard (Scholarship) in 1975.

          John Wright joined the Board in 2002. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. He is a visiting Professor at University of Glasgow Business School. He serves as non-executive chairman and board member of several UK and overseas companies. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh.

Executive Management Team

          The Group's current executive management is as follows:

Name	Date of Birth	Position

Michael Collins	March 29, 1963	Chief Executive Officer
Michael Schrum	August 30, 1968	Chief Financial Officer
Daniel Frumkin	June 3, 1964	Chief Risk Officer
Shaun Morris	March 3, 1960	General Counsel, Group Chief Legal Officer
Elizabeth Bauman	April 25, 1960	Group Head of Human Resources

          Each member of our executive management team may be reached by postal mail at the address of our headquarters in Bermuda: 65 Front Street, Hamilton, HM 12, Bermuda.

          Michael Schrum was appointed Executive Vice President, Chief Financial Officer of the Group effective September 21, 2015. Mr. Schrum joined the Group from HSBC Bank Bermuda Limited, where he was CFO. He has more than 20 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the HSBC's Commercial Banking, Strategy, and Finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Schrum holds Master's (University of London) and Bachelor's (Southern Denmark Business School) degrees in Economics. Mr. Schrum is a director of Ascendant Group Limited, Treasurer of the Bermuda Community Foundation and Director of Pathways Bermuda.

          Daniel Frumkin currently serves as Executive Vice President, Chief Risk Officer of the Group. Mr. Frumkin joined the Group in 2010 and was appointed Chief Risk Officer in 2010. Mr. Frumkin is responsible for the Group's enterprise risk management framework and functions that identify, quantify, monitor and control the Group's credit, operational, compliance and market risks. Mr. Frumkin is a career banker with a depth of experience in risk management, credit and retail banking. He joined the Group in 2010 after 21 years with member companies of the Royal Bank of Scotland Group in the US and UK During his tenure with RBS, he held the positions of Managing Director of the UK Retail Products Group, with responsibility for the profitability of 2,200 branches and more than 14 million customers, and Chief Risk Officer, Retail Banking, responsible for a team of 1,250 risk professionals covering credit, regulatory/compliance and operational risk for the UK's largest retail Financial Services business. Mr. Frumkin's previous experience also includes the post of Head of Transition Risk at Northern Rock in the UK, overseeing the restructuring of that bank under public ownership, and JSC Parex Banka, where he was Chief Restructuring Officer, responsible for the reorganization of the nationalized Latvian bank. Mr. Frumkin holds a Bachelor of Arts degree in Finance and Economics from Syracuse University and a Masters of Business Administration from Boston University.

          Shaun Morris currently serves as General Counsel and Group Chief Legal Officer of the Group. Mr. Morris joined the Group and was appointed General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is the largest offshore law and fiduciary group operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.

          Elizabeth Bauman currently serves as Executive Vice President, Group Head of Human Resources with responsibility for the overall management and development of the Human

Resources function. Mrs. Bauman joined the Group in September 2015. She has more than 25 years of progressive leadership experience in financial services with a focus on human resources management. She was previously President of Crestview Business Consulting, providing strategic planning and change management advisory services to clients in several industries. Prior to founding Crestview, Mrs. Bauman held the positions of Chief Administrative Officer and SVP, Human Resources at First Niagara Financial Group and Business Chief Financial Officer (Personal Financial Services), SVP Strategy & Development and SVP Human Resources at HSBC Bank USA. Mrs. Bauman holds a Bachelor of Science degree in Economics from Allegheny College and a Master of Business Administration from State University of New York at Buffalo New York.

Committees of the Board

          The Bank's bye-laws authorize the Board to delegate certain of its duties to committees of directors. The principal board committees are: (1) Audit Committee, (2) Risk Policy and Compliance Committee, (3) Corporate Governance Committee, (4) Compensation and Human Resources Committee, and (5) Executive Committee. Members of committees are appointed by, from and among the non-executive members of the Board (other than the Executive Committee which includes our Chief Executive Officer). All Committees must meet at least four times per year. The responsibilities and compositions of these committees are described below.

Audit Committee

          Our Audit Committee, on behalf of the Board, monitors the overall adequacy and effectiveness of the Group's systems, internal controls regarding finance, accounting, legal and ethics, financial reporting, independent auditors, group internal audit processes and other matters, including in respect of the risk management process. The Audit Committee is also vested authority to approve related party transactions. With respect to internal controls, the Audit Committee reviews and evaluates management's message, internal review of computer systems, applications and contingency plans and management-implemented internal control recommendations from internal and independent auditors, as well as ensuring that the independent auditors keep the Audit Committee informed of any significant and/or material deficiencies in internal controls over financial reporting. The Audit Committee also reviews and recommends Board approval of financial reports, consults with management, independent auditors and internal auditors about the integrity of the financial reporting process, reviews significant financial reporting risk exposure and management's responses, reviews significant auditor findings, establishes the criteria for information used in earnings press releases, in addition to establishing and reviewing procedures for receipt, retention and treatment of complaints about the accounting or auditing matters and reviewing correspondence with regulators and governmental agencies. The Audit Committee recommends the appointment of independent auditors and approves their fees and monitors their performance, ensuring independence and reliability. The Audit Committee reviews the Group's internal audit and assesses its own performance and the policies and procedures for directors' and officers' expense accounts and requisites.

          The Audit Committee's membership is as follows:

Name	Position

Alastair Barbour	Chairman
Wendall Brown	Member
Caroline Foulger	Member

          Alastair Barbour serves as the Audit Committee financial expert.

Risk Policy and Compliance Committee

          The RPC, on behalf of the Board, acts as the oversight function in respect to those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational and reputational risks and reviews compliance with laws, regulations and the codes of conduct. Specifically, the RPC assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The RPC also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The RPC monitors operational risks, material breaches of agreed risk limits, appropriate product risk profiles and senior management policies for identification and management of risk. In doing so, the RPC seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.

          The RPC's membership is as follows:

Name	Position

Richard Venn	Chairman
E. Barclay Simmons	Member
Olivier Sarkozy	Member
Wolfgang Schoellkopf	Member
John Wright	Member

Corporate Governance Committee

          The Corporate Governance Committee, on behalf of the Board, provides oversight of the effectiveness of the Board and other Board committees in accordance with the prevailing standards of corporate governance and acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include recommending director nominees to the full Board who possess the independence and expertise necessary for recommending to the shareholders, recommending to the Board the Board size to recommend to shareholders, recommending to the Board changes in the terms of reference of Board committees and recommending director compensation. The Corporate Governance Committee also reviews the Board's performance, governance process, conflicts of interest as they are identified, minutes of the RPC and the Audit and Compensation and Human resources committees, induction and ongoing training for directors and the Group's code of conduct annually.

          The Corporate Governance Committee's membership is as follows:

Name	Position

Caroline Foulger	Chairperson
Alastair Barbour	Member
John Wright	Member

Compensation and Human Resources Committee

          The Compensation and Human Resources Committee, on behalf of the Board, determines executive compensation, employee salary ranges, levels and degrees of participation in incentive compensation programs (including bonuses and share option plans) and oversees employee development, relations and succession. Specifically, the Compensation and Human Resources Committee ensures that affordable, fair and effective compensation practices are implemented at the Group, approves overall compensation packages for each executive employee, prepares an annual report on executive compensation for the Board, approves changes in employee salary ranges for Bermuda employees, approves the criteria and design of the Group's incentive bonus plan and approves changes to the other employee benefit plans for Bermuda employees. The Compensation and Human Resources Committee also recommends to the Board changes in the Group's share option and restricted share plans, reviews the administration of our pension plans, reviews the annual management report on our compensation and benefits, as well as other matters bearing on the relationship between management and employees, while making recommendations to the Board concerning our senior level organization structure and staffing, training and employee development programs.

          The Compensation and Human Resources Committee's membership is as follows:

Name	Position

Wolfgang Schoellkopf	Chairman
Olivier Sarkozy	Member
E. Barclay Simmons	Member
Wendall Brown	Member
Richard Venn	Member

Executive Committee

          The Executive Committee, on behalf of the Board, acts as a forum to provide for ongoing oversight of matters in the intervals between regularly scheduled Board meetings. The other principal duties of the Executive Committee are to monitor progress and provide guidance on important Group initiatives, plan for upcoming Board meetings and consider and, if thought fit, approve matters requiring approval at short notice in the intervals between Board meetings when it is not possible to convene a meeting of the full Board. The Executive Committee was constituted in October 2009 and its membership is comprised of the chief executive officer, the chairman of the Board, the vice chairman of the Board, the chair of the Corporate Governance Committee, the chair of the Audit Committee, the chair of the RPC and the chair of the Compensation and Human Resources Committee. The chairman of the Board serves as the chairman of the Executive Committee.

          The Executive Committee's membership is as follows:

Name	Position

E. Barclay Simmons	Chairman
Alastair Barbour	Member
Michael Collins	Member
Caroline Foulger	Member
Wolfgang Schoellkopf	Member
Richard Venn	Member

Current Executive Compensation Arrangements

Senior Management and Director Compensation

          In 2015, senior management included the following executives: Michael Collins, Elizabeth Bauman, Daniel Frumkin, Shaun Morris and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2015, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors has entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.

          The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2015 was $5,454,813. During 2015, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.

Short-Term Incentive Compensation

          Senior management participates in our annual discretionary bonus program. Our compensation committee establishes an annual bonus pool based on overall company-wide performance during the applicable fiscal year. Once the compensation committee has approved the pool, the pool is allocated to eligible employees, including senior management, based on the employee's achievement of pre-established performance goals during the applicable fiscal year. Annual bonuses for executives are paid 50% in cash and 50% in the form of restricted share awards that vest in three equal installments on the first three anniversaries of the date of grant.

Equity Compensation

          The Group sponsors two equity incentive plans, the 1997 Stock Option Plan for Employees (the "1997 Plan") and the 2010 Omnibus Share Incentive Plan (the "2010 Plan"), in which our senior management and directors have been or are eligible to participate. The Group no longer grants equity awards under the 1997 Plan, although there are unvested stock options under the 1997 Plan that will remain outstanding through 2019. The Group previously granted options under the 2010 Plan and currently grants performance-vesting restricted share awards under the 2010 Plan. As of May 12, 2016, in the aggregate, our members of senior management held 5,000,000 options and 2,888,000 restricted shares (assuming that performance with respect to performance-vesting restricted share awards is satisfied at target levels). The outstanding options held by our members of senior management will expire by April 26, 2020 at the latest and have exercise prices ranging from $1.15 to $1.24.

          Senior management participates in our long-term equity incentive compensation program. Our compensation committee grants annual restricted share awards under our 2010 Plan. Restricted share awards granted in 2013, 2014 and 2015 were granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date. Certain members of senior management also participate in our 2010 Executive Stock Purchase Plan, which allows participants to borrow against their common shares and vested options held in a restricted account to purchase common shares.

          During calendar year 2015, in the aggregate, our compensation committee granted senior management 1,153,770 restricted shares (which includes restricted share awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted share awards is satisfied at target levels).

Board Leadership Structure and Qualifications

          The Bank must comply with the Bermuda Monetary Authority Corporate Governance Policy, which requires the Bank to appoint board members who have appropriate experience, competencies and personal qualities, including professionalism and personal integrity.

          It is the Bank's policy to ensure that all companies within the Group have board members who are fit and proper persons to direct the Bank's business with prudence, integrity and professional skills. The boards of the Bank and the Bank's subsidiaries are comprised of individuals who possess diverse skills, experience and knowledge that are key to understanding the Bank's business and the execution of the Bank's strategies.

          The Bank has established guidelines which address the size and composition of its own board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and the Bank's subsidiary boards are reviewed at least every two years or earlier whenever circumstances dictate in order to assess whether the board composition is commensurate with the Bank's strategic objective and diversity principles.

          In assessing continuity of service on the Board there is a general presumption that individuals should serve for a maximum of 15 years in order that the Board tenure be refreshed. Non-executive directors who have served for a period of more than 15 years are subject to an independent assessment in accordance with applicable legal requirements and regulatory and listing standards.

Board Oversight of Risk Management

          The Board believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. The Board, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of the Board assuming a different and important role in overseeing the management of the risks we face.

          The RPC oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our RPC also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the RPC to assess our enterprise-wide risk framework. The compensation committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation Committee, in conjunction with our chief executive officer and chief risk officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.

          Our senior management is responsible for implementing and reporting to the Board regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to the Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

          The role of the Board in our risk oversight is consistent with our leadership structure, with our chief executive officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and the Board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Our Independent Auditor

          The consolidated financial statements of the Company as of December 31, 2015 and 2014 have been audited by PricewaterhouseCoopers Ltd. ("PwC"). PwC's business address Dorchester House, 7 Church Street, Hamilton HM 11, Bermuda.

The Underwriters

          The addresses of the underwriters are as follows:

    Goldman, Sachs & Co.
    200 West Street
    New York, New York 10282
    United States of America

    Sandler O'Neill & Partners, L.P.
    1251 Avenue of the Americas
    New York, New York 10020
    United States of America

    Citigroup Global Markets Inc.
    388 Greenwich Street
    New York, New York 10013
    United States of America

Code of Conduct and Ethics and Whistleblower Policy

          The Board has adopted a Director's Code of Conduct and Ethics based upon recommended principles of corporate governance. In implementing the Code, the Board meets regularly, seeks to retain full effective control over the Group, and monitors executive management. The Code imposes the Group's principles of business, including ethics and conflicts of interest. Copies of the Code can be accessed on www.butterfieldgroup.com.

          The Board has adopted a Whistleblower Policy which augments the Code. The policy allows employees to bring to management attention in a confidential forum a breach of the codes of which amount to criminal, unethical or improper conduct.

Foreign Private Issuer Status

          The listing rules of the NYSE include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose each noncompliance with the NYSE listing rules that we do not follow and describe the Bermuda corporate governance practices we do follow in lieu of the relevant NYSE corporate governance standard. When the common shares are listed on the NYSE, we intend to continue to follow Bermuda corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:           .

          However, we will be in compliance with certain other requirements of the NYSE, including the requirements that       . If at any time we cease to be a "foreign private issuer" under the rules of the NYSE, and no other exemptions apply, or if we otherwise so elect, the Board will take all action necessary to comply with NYSE corporate governance rules, including establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our common shares as of April 30, 2016 and following this offering, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group.

          The selling shareholders in this offering are       . Carlyle currently holds approximately 23% of our common shares outstanding and is expected to own       % of our common shares following the completion of this offering, assuming full exercise of the underwriters' option to purchase additional common shares. Until our common shares held by Carlyle represent less than 10% of our common shares outstanding, Carlyle will have the right to nominate two persons for election by the shareholders as members of the Board. If our common shares held by Carlyle represent less than 10% but at least 5% of our common shares outstanding, Carlyle will have the right to nominate one person for election by the shareholders as a member of the Board.

          Under the rules of the US Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the common shares beneficially owned, subject to community property laws where applicable.

          Unless otherwise noted, the address for each shareholder listed on the table below is: c/o The Bank of N.T. Butterfield & Son Limited, 65 Front Street, Hamilton, HM 12, Bermuda.

Name of beneficial owner	Number of common shares beneficially owned prior to the offering	Beneficial ownership percentage	Number of common shares being sold in the offering by such selling shareholder	Number of common shares beneficially owned after this offering assuming no exercise of the over- allotment option	Beneficial ownership percentage		Number of common shares beneficially owned after this offering assuming exercise of the over- allotment option	Beneficial ownership percentage

Principal and Selling Shareholders:
Entities affiliated with the Carlyle Group(1)	106,330,385	22.75%				%			%
Wellcome Trust Investments(2)	37,340,597	7.99%				%			%
Ithan Creek Master Investors (Cayman) L.P.(3)	37,236,242	7.97%				%			%
Rosebowl Western Ltd(4)	37,236,240	7.97%				%			%
Palmar Limited(5)	29,025,489	6.21%				%			%
Government of Bermuda Pension Plans(6)	24,818,581	5.31%				%			%
Wyndham Holdings, Inc.(7)	23,977,958	5.13%				%			%
Directors and Executive Officers:
Alastair Barbour	75,488	*				%			%
Beth Bauman	—	*				%			%
Wendall Brown(8)	1,161,823	*				%			%
Michael Collins(9)	1,941,167	*				%			%
Caroline Foulger	47,221	*				%			%
Daniel Frumkin	490,945	*				%			%
Shaun Morris	403,687	*				%			%
Connor O'Dea	—	*
Olivier Sarkozy	—	*				%			%
Wolfgang Schoellkopf	210,715	*				%			%
Michael Schrum(10)	187,645	*				%			%
E. Barclay Simmons	93,474	*				%			%
Richard Venn(11)	1,744,576	*				%			%
John R. Wright	166,934	*				%			%
All directors and executive officers as a group (14 persons)	6,523,675	1.40%				%			%

*
Indicates less than 1%

(1)
Consists of (i) 99,329,899 common shares held by Carlyle Global Financial Services Partners, L.P., and (ii) 7,000,486 common shares held by CGFSP Coinvestment, L.P. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Global Financial Services Partners, L.P. and CGFSP Coinvestment, L.P. The address for each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., and Carlyle Holdings II L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. The address for each of the other reporting persons listed in this footnote is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)
Consists of (i) 36,858,425 common shares held by Wilson & Co Drip 010-452860-631, and (ii) 482,172 common shares held by Wilson & Co 010-452860-631. The address of Wellcome Trust Investments is c/o HSBC Bank of Bermuda Ltd., 6 Front Street, Hamilton HM 11, Bermuda.

(3)
Consists of (i) 33,802,722 common shares held by Ithan Creek Master Investor (Cayman) LP, and (ii) 3,433,520 common shares held by Ithan Creek Master Investor (Cayman) II LP. The address of Ithan Creek Master Investors (Cayman) L.P is Wellington Management Co., 280 Congress Street, Boston, MA 02210 USA.

(4)
Consists of (i) 26,437,730 common shares held by Rosebowl Western Ltd, and (ii) 10,798,510 common shares held by Rosebowl Western LLC. The address of Rosebowl Western Ltd is c/o Codan Trust Co (BVI) Ltd., Commerce House Wickhams Cay 1, P.O. Box 3140 Road Town Tortola VG 1110 British Virgin Islands.

(5)
The address of Palmar Limited is 65 Front Street, Hamilton HM 12 Bermuda.

(6)
Consists of (i) 6,200,535 common shares held by the Government of Bermuda Public Service Superannuation Fund, and (ii) 18,618,046 common shares held by Government of Bermuda Contributory Pension Fund. The address of Government of Bermuda Pension Plans is Andrews Place, 3rd Floor, 51 Church Street, Hamilton HM 12, Bermuda.

(7)
The address of Wyndham Holdings, Inc. is P.O. Box HM 1068 Hamilton HM EX Bermuda.

(8)
Consists of 1,161,823 common shares beneficially owned by Mr. Brown through Cahow Limited. Mr. Brown exercises voting and dispositive control over the common shares held by Cahow Limited. Mr. Brown disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.

(9)
Consists of (i) 1,032,076 common shares held by Mr. Collins directly, and (ii) 909,091 common shares beneficially owned by Mr. Collins through D&O Lockup 201 Account. Mr. Collins disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.

(10)
Consists of (i) 127,645 common shares held by Mr. Schrum together with his spouse, Vanessa Schrum, and (ii) 60,000 common shares held by Mr. Schrum through Pershing Account. Mr. Schrum exercises voting and dispositive control over the common shares held by Pershing. Mr. Schrum disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.

(11)
Consists of 1,744,576,common shares beneficially owned by Mr. Venn through REV Holdings Ltd. Mr. Venn exercises voting and dispositive control over the common shares held by REV Holdings Ltd. Mr. Venn disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.

          As of March 31, 2016, 35.97% of our common shares were held of record by holders located in the United States. As March 31, 2016, 55.29% of our common shares were held of record by holders located in Bermuda, and there were approximately 5,000 holders of record of our common shares located in Bermuda.

          All figures in this section reflect a         -to-one reverse share split of the common shares that we expect to effect prior to the closing of the offering, for more information, see "Description of Share Capital — Common Shares — Reverse Share Split."

 OUR RELATIONSHIP WITH THE CARLYLE GROUP AND RELATED PARTY TRANSACTIONS

Our Relationship with the Carlyle Group

          Carlyle currently holds approximately 23% of our equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Board.

Investment Agreement

          In connection with the subscription by Carlyle and certain other investors for newly issued common shares and preference shares that have since been converted to our common shares, we entered into an Investment Agreement, dated as of March 2, 2010 (the "Investment Agreement") with Carlyle. The Investment Agreement provides for, among other items, subject to the terms set forth in the Investment Agreement, certain transfer restrictions and Carlyle's right to designate two persons for nomination for election by the shareholders as members of the Board. The Investment Agreement also contained certain standstill and other provisions which have generally expired.

Amended Investment Agreement

          We expect to enter into an Amended and Restated Investment Agreement with Carlyle prior to the completion of this offering (the "Amended Investment Agreement").

          The Amended Investment Agreement will provide that, subject to certain exceptions for ordinary public market trades, Carlyle may not transfer our common shares it holds to any person or group if, to its knowledge, such transferee (directly or together with its affiliates) would own 10% or more of the outstanding voting power in the Bank.

          In addition, the Amended Investment Agreement will provide that (a) until our common shares held by Carlyle represent less than 10% of our issued and outstanding common shares, Carlyle will be entitled to nominate two persons for election as members of the Board and (b) if our common shares held by Carlyle represent less than 10% but at least 5% of our issued and outstanding common shares, Carlyle will be entitled to nominate one person for election as a member of the Board (such nominees, "Carlyle Directors"), in each case subject to the Carlyle Directors' satisfaction of legal requirements regarding services as a director. The Amended Investment Agreement will also provide that we will use our reasonable best efforts to cause the Carlyle Directors to be elected to the Board and will solicit proxies for the Carlyle Directors to the same extent that we do for our other nominees to the Board, and that if requested by Carlyle, one Carlyle Director chosen by Carlyle would be appointed to certain committees and subcommittees of the Board.

          Under the terms set forth in the Amended Investment Agreement, until our common shares held by Carlyle represent less than 5% of our issued and outstanding common shares, we have also agreed to share certain financial and other information with Carlyle and Carlyle is generally obliged to treat information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information.

          This summary does not purport to be a comprehensive description of the Amended Investment Agreement, and is qualified in its entirety by the full text of the Amended Investment Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Financing Transactions

          On June 27, 2013, the Group executed a $95 million loan agreement with an investment fund managed by The Carlyle Group which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms and was repaid in full according to its terms on August 11, 2015. In 2015, $1.0 million (2014: $2.7 million) of interest income was recognized in the consolidated statements of operations.

Transactions with Related Parties and with Directors and Executive Officers

Financing Transactions

          As of May 17, 2005, we established a program to offer loans with preferential rates to eligible Group employees, subject to certain conditions set by the Group and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee's checking or savings account with the Bank. Applications for loans are handled according to the same policies as those for our regular retail banking clients. Our ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Group's overall profitability. The Group has the right to change its employee loan policy at any time after notifying participants. The staff loans outstanding as of December 31, 2015 amounted to $207.2 million (December 31, 2014: $208.0 million) resulting in an interest rate benefit to employees of $5.4 million (December 31, 2014: $6.4 million).

          During the three fiscal years preceding the date of this prospectus, the Bank made certain loans and extensions of credit to certain of its directors or members of senior management and their immediate family members and companies in which they have an interest. All such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

Butterfield Asset Management

          Butterfield Asset Management Limited ("BAM"), a Bermuda-based asset manager that is part of the Group, entered into an agreement in May 2015 to solicit investments from BAM's high net worth clients to invest in a fund of funds vehicle for certain Carlyle funds. BAM is the general partner of the fund of funds vehicle which has invested in multiple entities affiliated with Carlyle. Pursuant to the agreement, Carlyle pays BAM a placement fee of 2% of the amount of capital committed by the BAM fund of funds vehicle to the Carlyle funds. The agreement was negotiated on an arm's-length basis and provides for customary terms consistent with those contained in similar arrangements entered into by each of BAM and Carlyle. The aggregate amount of revenue received by BAM in 2015 pursuant to the arrangement was $0.9 million.

Equity Repurchases

          On August 13, 2015, we repurchased and canceled 4,000,000 common shares held by two directors for $1.49 per share, for a total of $6.0 million.

Employment Agreements

          The Group has entered into employment agreements with senior management. The compensation paid in 2015 to senior management under the employment agreements is described above under "Management — Current Executive Compensation Arrangements." The employment agreements generally provide for terms and conditions of employment, including the payment of base salary, participation in the Group's short — and long-term incentive compensation programs, notice provisions and change in control severance benefits and participation in the Group's health, welfare and retirement programs available to all salaried employees.

Indemnification of Directors and Officers

          Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

          We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. In addition, under our amended bye-laws, each shareholder agrees to waive any claim or right of action such shareholder might have, whether individually or by or in the right of the Bank, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for the Bank or any subsidiary thereof, provided such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Bank which may attach to such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors' and officers' liability policy for such a purpose.

Related Party Transaction Policy

          The Board has adopted a written policy governing the review, approval or ratification of transactions between the Bank or any of its subsidiaries and any related party in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $120,000 and in which either (i) one of our executive officers, directors, director nominees or shareholders beneficially owning more than 5% of the Bank's outstanding common shares (or their immediate family members) or (ii) any firm, corporation or other entity in which any of the foregoing persons is employed or a partner or principal or in which such person has a 10% ownership interest, has a direct or indirect material interest in the transaction. The policy calls for the related person transactions to be reviewed and, if deemed appropriate, approved or ratified by our Audit Committee. In determining whether or not to approve or ratify a related person transaction, our Audit Committee takes into account, among other factors it deems important, whether the related person transaction is in our best interests and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In the event that a member of our Audit Committee is not disinterested with respect to the related person transaction under review, that member may not participate in the review, approval or ratification of that related person transaction.

DESCRIPTION OF SHARE CAPITAL

          The following description of the Bank's share capital summarizes certain provisions of the Butterfield Act and of the bye-laws of the Bank that will become effective as of the completion of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of these documents, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and applicable law. Prospective investors are urged to read the exhibits for a complete understanding of the Butterfield Act and the Bank's bye-laws.

General

          The Bank is a local company incorporated under the laws of Bermuda. The Bank is registered with the Registrar of Companies in Bermuda under registration number 2106. The Bank was incorporated on October 22, 1904, pursuant to the Butterfield Act. The Bank's registered office is located at 65 Front Street, Hamilton, HM 12, Bermuda. The Bank's agent for service of process in the United States in connection with this offering is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.

          The objects of our business are set out in clause 5 of the Butterfield Act and include carrying on banking business.

          On             , the Bank's shareholders approved certain amendments to the Bank's bye-laws which will become effective upon the completion of this offering. The following description assumes that such amendments have become effective, including that the Bank's shareholders have approved the reverse share split of the common shares of             -to-one prior to the closing of the offering. No fractional common shares will be issued in connection with the reverse share split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding share options and warrants will be adjusted on the same basis and exercise prices will be adjusted accordingly.

          Since December 31, 2012, other than (i) the common share buy-back program and preference share buy-back program described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contingent Value Convertible Preference Shares — Share Buy-Back Program," (ii) conversion of our contingent value convertible preference shares to common shares at a conversion ratio of 1:1 on March 31, 2015, (iii) our repurchase and cancellation of 80,000,000 common shares held by CIBC for $1.50 per share on April 30, 2015, and (iv) our repurchase and cancellation of 4,000,000 common shares held by two directors for $1.49 per share on August 13, 2015, there have been no material changes to the Bank's share capital, no mergers or amalgamations of the Bank or any of its subsidiaries, and no name changes. Since that date, there have also been no insolvency, receivership or similar proceedings with respect to the Bank or its subsidiaries.

Share Capital

          The authorized share capital of the Bank is divided into four classes of shares comprised of (1) the common shares of par value BM$0.01 each, (2) 6,000,000 non-voting ordinary shares par value BM$0.01 (3) preference shares of par value $0.01 each ("Dollar Preference Shares") and (4) preference shares of par value £0.01 each (the "Sterling preference shares" and, together with the Dollar Preference Shares, the "preference shares").

          Immediately following the completion of this offering, the Bank's authorized share capital will consist of (1) 20 billion common shares par value BM$0.01 each, (2) 6 billion non-voting ordinary shares, par value BM$0.01 each (none of which are issued and outstanding), (3)

Dollar Preference Shares of par value $0.01 each and (4) 50 million Sterling preference shares or par value £0.01 each (none of which are issued or outstanding). Upon completion of this offering, there will be             common shares issued and outstanding                           Dollar Preference Shares issued and outstanding. All of the Bank's issued and outstanding common shares and preference shares prior to completion of this offering are and will be fully paid, and all of the common shares to be issued in this offering will be issued fully paid.

          Pursuant to the Bank's bye-laws, subject to any resolution of the shareholders to the contrary, the Board is authorized to issue any of the Bank's authorized but unissued shares. There are certain notification and prior approval requirements pursuant to the BDCA with respect to any person who seeks to become a significant shareholder or shareholder controller of the Bank.

          Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either individually or with associates, who (i) hold five percent or more of the shares in the institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of, five percent or more of the voting power at any general meeting of the institution or of another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would constitute an offense that could result in a fine.

          The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary.

          A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. The BMA may object to a shareholder controller's request to acquire additional shares/control. If a person acts in spite of the BMA's objection, the BMA may take certain actions specified in the BDCA, including revoking the relevant license under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under "Supervision and Regulation — Bermuda — Banks and Deposit Companies Act 1999."

          In addition to these restrictions, pursuant to the Bank's bye-laws, any person who is not Bermudian (as such term is defined in the Companies Act) who is interested (as such term is defined in the bye-laws) in shares of the Bank which constitute more than 40% of all of the shares of the Bank then issued and outstanding shall not be entitled to vote the shares which are in excess of such 40% at any general meeting of the Bank without the prior written approval of the Minister.

          As of December 31, 2015, options to purchase 28.2 million (December 31, 2014: 30.3 million) common shares were outstanding. As of December 31, 2015, the number of outstanding awards of unvested, restricted common shares was 8.3 million (December 31, 2014: 9.7 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) its exercise price, if any, was lower than the average market price of the common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

Common Shares

Rights of Holders of the Bank's Common Shares

          Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Bank's bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

          In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

          Pursuant to the Bank's bye-laws, the following actions (each, a "Super-Majority Action") require approval by the affirmative vote of at least two-thirds of all voting rights attached to all issued and outstanding shares, unless such Super-Majority Action has received prior approval by the Board: (i) removal of a director other than for cause; (ii) approval of an amalgamation, merger or consolidation with or into any other person, arrangement, reconstruction or sale, lease, conveyance, exchange or other transfer of all or substantially all the Bank's assets, or in each case, an equivalent transaction; and (iii) commencement of proceedings seeking winding-up, liquidation or reorganization of the Bank.

          Pursuant to the Bank's bye-laws, certain bye-laws including those relating to approval of a Super-Majority Action may only be amended pursuant an affirmative vote of at least 66% of all directors then in office and of 66% of the voting rights attached to all shares in issue. For more information see "— Amendment of Butterfield Act and Bye-laws."

Reverse Share Split

          The Bank expects to effect the reverse share split of the common shares of             -to-one prior to the closing of the offering. No fractional common shares will be issued in connection with the reverse share split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding share options and warrants will be adjusted on the same basis and exercise prices will be adjusted accordingly.

Preference Shares

          Pursuant to Bermuda law and the Bank's bye-laws, the Board by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Bank.

          The following table presents the number and principal amount of the Bank's issued and outstanding preference shares as of period-end and dividends and guarantee fees of preference shares for the periods indicated.

	For the year ended December 31,

(in millions of Bermuda Dollars, unless otherwise indicated)	2015	2014

	(unaudited)
Number (in millions)	0.2	0.2
Aggregate principal amount	182.9	183.0
Dividends and guarantee fee	16.5	16.5

Dollar Preference Shares

General

          In June 2009, the Bank offered 200,000 Dollar Preference Shares of par value $0.01 with a liquidation preference of $1,000 per share and $200,000,000 in the aggregate with such powers, preferences, rights, qualifications, limitations and restrictions as set out in the Certificate of Designation of the Dollar Preference Shares (the "DPS Certificate of Designation"). The Dollar Preference Shares are fully and unconditionally guaranteed, with the full faith and credit of the Government of Bermuda, as to payment of dividends for up to 10 years and as to payment of the liquidation preference on, or in certain circumstances prior to, the ten-year anniversary of the date of the first issuance of the Dollar Preference Shares pursuant to that certain Preference Shares Guarantee Agreement dated as of June 22, 2009 by and among the Government of Bermuda, the Bank and The Bank of New York Mellon as Guarantee Trustee (as such term is defined in the Guarantee).

Voting Rights

          With the exception of certain class voting rights as to particular matters and additional voting rights described below and as further described in the DPS Certificate of Designation or as otherwise from time to time required by law or the Bank's bye-laws, the holders of the Dollar Preference Shares shall not have any voting rights.

          So long as any Dollar Preference Shares are issued and outstanding, the vote or consent of the holders of at least 66 2/3% of the aggregated liquidation preference of Dollar Preference Shares at the time issued and outstanding, voting as a separate class, shall be necessary prior to effecting:

  (i)
  any amendment or alteration to the DPS Certificate of Designation or the Bank's bye-laws or the adoption of any other certificate of designation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital shares of the Bank ranking senior to the Dollar Preference Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding-up of the Bank;

  (ii)
  any amendment or repeal of any provision of the DPS Certificate of Designation or the Bank's bye-laws so as to adversely affect the rights, preferences, privileges or voting powers of the Dollar Preference Shares; and

  (iii)
  any consummation of a scheme or arrangement or reclassification involving the Dollar Preference Shares, or of a merger, amalgamation or consolidation of the Bank with another company or other entity, subject to certain exceptions described in the DPS Certificate of Designation including that the Dollar Preference Shares remain issued and outstanding.

          However, for the purposes of the foregoing paragraphs (i) - (iii), certain actions, including, among other things, any increase in the amount of the authorized Dollar Preference Shares, or the creation and issuance, or any increase in the authorized or issued amount, of any other series of preference shares, or any securities convertible into or exchangeable or exercisable for any other series of preference shares, ranking equally with and/or junior to Dollar Preference Shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding-up of the Bank, will be deemed not to adversely affect the rights, preferences, privileges or voting powers of the Dollar Preference Shares, and subject to certain exceptions, shall not require the affirmative vote or consent of the holders of issued and outstanding Dollar Preference Shares.

          Further, no vote or consent of the holders of the Dollar Preference Shares is required in accordance with the forgoing paragraphs (i) - (iii) if, at or prior to the time when any such vote or consent would otherwise be required pursuant to paragraphs (i) - (iii), all issued and outstanding Dollar Preference Shares have been redeemed or have been called for redemption pursuant to the terms of the DPS Certificate of Designation.

          In addition, for so long as the Dollar Preference Shares are listed on the BSX, in certain circumstances where (i) dividends on the Dollar Preference Shares have not been paid by the Bank, or (ii) a resolution in respect of the voluntary winding-up of the Bank has been presented to the shareholders of the Bank, in each case, as described in the DPS Certificate of Designation, the holders of the Dollar Preference Shares issued and outstanding shall, in the case of (i) vote together with the holders of common shares as a single class on all matters to which the holders of the common shares are entitled to vote, or in the case of (ii) vote together with the holders of common shares as a single class on such resolution with respect to the voluntary winding-up. When voting together with the holders of common shares for the purposes described in this paragraph, the holders of Dollar Preference Shares are entitled to one vote per share.

Dividends

          Dividends on the Dollar Preference Shares are payable quarterly on a non-cumulative basis, only when, as and if declared payable by the Board (and only out of assets legally available therefor), on March 15, June 15, September 15 and December 15 of each year at a fixed rate equal to 8.00% per annum on the liquidation preference, per Dollar Preference Share, commencing on September 15, 2009. In the event that, during the term of the Guarantee, the Bank does not pay full dividends on any Dollar Preference Shares that are then issued and outstanding in respect of any quarterly dividend period, the Guarantor has agreed to pay to the trustee, in trust, for the benefit of, and for further payment to, the holders of the Dollar Preference Shares an amount equal to such unpaid dividends pursuant to the Guarantee.

Rights of Redemption

          The Bank may, subject to the approval of the BMA, from time to time, redeem the Dollar Preference Shares at our option, in whole or in part, out of funds legally available therefor, on the tenth day prior to the ten-year anniversary of the date of the first issuance of the Dollar Preference Shares or after the day which is the Guarantee End Date, at a redemption price equal to the sum of 100% of the liquidation preference per Dollar Preference Share plus the amount of all unpaid dividends per Dollar Preference Share for the then-current dividend period to the Guarantee End Date (in the case of a redemption on the Bank Redemption Date) or the date of redemption (in the case of a redemption after the Guarantee End Date), regardless of whether any dividends are actually declared for such dividend period. In addition, the Bank may, subject to the approval of the BMA, from time-to-time, redeem the Dollar Preference Shares prior to the Bank Redemption Date at our option, in whole or in part, out of funds legally available therefor, at a redemption price per Dollar Preference Share equal to the "Make-Whole Redemption Price" (as such term is defined in the DPS Certificate of Designation) of the Dollar Preference Shares. Unless previously redeemed, the holders thereof shall have the option to require the Guarantor to purchase on the ten-year anniversary of the date of issuance, all Dollar Preference Shares then issued and outstanding, at a price per Dollar Preference Share equal to the liquidation preference thereof, plus any unpaid dividends for the then-current dividend period to the date of such purchase, regardless of whether any dividends are actually declared for such dividend period.

Liquidation Rights

          In addition, upon the occurrence of any liquidation event comprising a proceeding involving the liquidation, dissolution, receivership, insolvency, bankruptcy or winding up of the affairs of the Bank, whether voluntary or involuntary, or a similar proceeding affecting the Bank at any time prior to the ten-year anniversary of the date of issuance of the Dollar Preference Shares, the Guarantor has agreed to purchase from the holders thereof, and such holders will be required to transfer to the Guarantor, all Dollar Preference Shares then issued and outstanding, at a price per Dollar Preference Share equal to the liquidation preference thereof plus any unpaid dividends for the then-current dividend period to the date of payment, regardless of whether any dividends are actually declared for such dividend period.

          In exchange for the Guarantee, the Bank issued to the Government of Bermuda 4,279,601 warrants to purchase common shares of the Bank at an exercise price of $7.01. The warrants expire on June 22, 2019. During 2010, the warrants issued to the Government were adjusted in accordance with the terms of the Guarantee and as a result the Government held 4.32 million warrants with an exercise price of $3.47 as of December 31, 2015.

Sterling Preference Shares

          To date, no Sterling preference shares have been issued and, therefore, the Sterling preference shares have not been designated nor have the rights, preferences, powers or limitations thereof been established.

Contingent Value Convertible Preference Shares

          In May 2010, the Bank issued approximately 8.3 million CVCP shares. A holder of CVCP shares had the option to convert any such shares to common shares at any time.

          On March 31, 2015, all remaining CVCP shares were converted to common shares at a ratio of one-to-one. Accordingly, as of the date hereof, there are no authorized CVCP shares in existence.

Dividend Rights

          Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bank's bye-laws, each common share is entitled to dividends if, as and when dividends are declared by the Board, subject to any preferred dividend right of the holders of any preference shares.

          Any cash dividends payable to holders of the common shares listed on the NYSE will be paid to                          , our transfer agent in the United States for disbursement to those holders.

          Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of the Board and such dividends may be declared and paid by the Board only out of assets legally available therefor. In determining the amount of any future dividends, the Board may take into account: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies, including that as long as we have preference shares issued and outstanding, we are required to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

Variation of Rights

          If at any time the Bank has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons at least holding or representing in proxy one-third of the issued shares of the relevant class is present. The Bank's bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of the shares of that class, vary the rights attached to existing shares. In addition, the creation or issue of preference shares whether or not ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

          The Board may in its absolute discretion and without assigning any reason refuse to register the transfer of a share which is not fully paid. The Board may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as the Board shall reasonably require. Fully paid shares of the Bank are free from restriction on the right of transfer on the BSX and on the NYSE, except that the Board may impose restrictions on transfers to non-Bermudians and must comply with any other statutory restrictions on transfers. See "Supervision and Regulation." Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in the Bank's bye-laws (or as near thereto as circumstances admit) or in such other form as the Board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share the Board may accept the instrument signed only by the transferor.

Meetings of Shareholders

          Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the "annual general meeting"). However, the shareholders may by resolution waive this requirement, either for a specific year or a specified number of years, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

          Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. The Bank's bye-laws provide that the chairman or the Board may convene an annual general meeting or a special general meeting. Under the Bank's bye-laws, at least 21 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to attend and vote at such meeting and to each BSD (Bermuda Securities Depository) Account Holder at the address supplied by the BSD. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of the total issued voting shares.

          Pursuant to the Bank's bye-laws, Super-Majority Actions require approval by the affirmative vote of at least two-thirds of all voting rights attached to all issued and outstanding shares, unless such Super-Majority Action has been approved by the Board.

Access to Books and Records and Dissemination of Information

          Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's memorandum of association (or, in our case, the Butterfield Act), including its objects and powers, and certain alterations thereto, and the company's register of directors. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

          The Bank's bye-laws provide that the Board shall consist of not less than 6 directors and not more than such maximum number of directors, not exceeding 12, as the Board may determine. The Board currently consists of ten directors. The Board consists of a single class of directors.

          In addition to the Board, only one or more shareholders holding in the aggregate at least 5% of the voting rights in relation to the election of directors may propose a person for election as a director. Such shareholder(s) must give notice of the intention to propose the person for election.

Where a director is to be elected at an annual general meeting, the notice of such election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

          A director may be removed by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. Where a director is to be removed for cause (as such term is defined in the Bank's bye-laws), the resolution shall require the affirmative votes of a majority of the votes cast. Where a director is to be removed without cause and without prior approval of the Board, the resolution shall require the affirmative votes of not less than two-thirds of all voting rights attached to all issued and outstanding shares.

Proceedings of the Board of Directors

          The Bank's bye-laws provide that our business is to be managed and conducted by the Board. Bermuda law permits both individuals and corporate directors, and there is no requirement in the Bank's bye-laws or Bermuda law that directors hold any of the Bank's shares. There is also no requirement in the Bank's bye-laws or Bermuda law that the directors must retire at a certain age.

          The quorum for meetings of the Board is five directors, a majority of whom must be independent non-executive directors.

          The remuneration of our directors is determined by the Board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

          Provided a director discloses a direct or indirect interest in any material contract or proposed material contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board of directors meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

          Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

          We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors' and officers' liability policy for such a purpose.

Amendment of Butterfield Act and Bye-laws

          The Butterfield Act may be amended by a resolution passed at a general meeting of shareholders, provided that consent for the proposed amendment has been obtained from the Minister prior to the notice of the shareholders meeting being given to the shareholders. Notwithstanding the foregoing, in the case of certain bye-laws, such as the bye-laws relating to: (i) restrictions on the voting rights of any person who is not Bermudian, (ii) the election of directors, (iii) the class of directors, (iv) the term of directors, (v) the removal of directors and (vi) the approval requirements in respect of amendments to the bye-laws, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and of at least 66% of the votes attaching to all shares in issue. See "Description of Share Capital — Common Shares."

          Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the Butterfield Act adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the Butterfield Act must be made within 21 days after the date on which the resolution altering the Butterfield Act is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

          The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shares voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

          The Bank's bye-laws provide that a merger or an amalgamation that has not been approved by the Board must only be approved by not less than two-thirds of the voting rights attached to all issued and outstanding shares.

          Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

          Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association (or, in our case, the Butterfield Act) or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

          When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

          Pursuant to the Bank's bye-laws, the Board may: (i) capitalize any part of the amount of the Bank's share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares from one class to shares of another class) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by applying such amounts in paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

          Mitsubishi UFG Funds Services serves as the Bank's Registrar and Transfer Agent in Bermuda pursuant an agreement entered into in July 2014. Under the terms of this agreement, Mitsubishi is responsible for, among other things, maintaining and updating the Bank's share register, facilitating the payment of dividends and coordinating the convening of shareholders meetings.                          will serve as the Bank's Registrar and Transfer Agent in the US.

Untraced Shareholders

          The Bank's bye-laws provide that the Board may forfeit any dividend or other monies payable in respect of any shares of the Bank which remain unclaimed for seven years from the date when such monies became due for payment, provided that at least three dividends have become payable during such seven-year period in respect of the shares in question, after such period the Bank has given notice in accordance with the Bank's bye-laws and provided that the BSX has been informed of the intention to forfeit such dividend with respect to shares listed on the BSX. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable inquiries have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

          The Bank is designated as resident in Bermuda for exchange control purposes.

          The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided the Bank's shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

          In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. Pursuant to our bye-laws, the Bank will be entitled to treat the registered holder of any share of the Bank as the absolute owner thereof and accordingly shall not be bound to recognize any equitable claim or other claim to, or interest in, such share on the part of any other person.

Anti-Takeover Effects of Provisions of Applicable Law and the Bank's Bye-laws

          Two-thirds supermajority shareholder voting requirement:    The Bank's bye-laws provide that, except to the extent that a proposal has received the prior approval of the Board, (i) the removal of a director other than for cause; (ii) the approval of an amalgamation, merger or consolidation with or into any other person, arrangement, reconstruction or sale, lease, conveyance, exchange or other transfer of all or substantially all of the Bank's assets, or in each case, an equivalent transaction; and (iii) the commencement of proceedings seeking winding-up, liquidation or reorganization of the Bank, shall require the affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding shares.

          Amendments to the Bank's bye-laws:    The Bank's bye-laws provide that no bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been approved by a resolution of the Board and by a resolution of the shareholders. In addition, certain of the Bank's bye-laws, including the bye-law concerning two-thirds supermajority shareholder voting requirements, may not be rescinded, altered or amended and no new bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such bye-law, until the same has been approved by a resolution of the Board including the affirmative vote of not less than 66% of the directors then in office and by a resolution of the shareholders including the affirmative vote of not less than 66% of the votes attaching to all shares in issue.

          Limitation relevant to non-Bermudian shareholders:    The Bank's bye-laws provide that any person who is not Bermudian as defined in the Companies Act who owns shares which constitute more than 40% of all shares then issued and outstanding is not entitled to vote the shares in excess of this 40% threshold at any general meeting of the Bank without prior written approval of the Minister. For purposes of this provision, "interest" means (1) any interest in shares comprised in property held in trust; (2) any contractual right to purchase shares whether for cash or other consideration; (3) any interest by virtue of any right or obligation (whether subject to conditions or not) to exercise any right conferred by the holding of shares including but not limited to voting rights or any entitlement to control the exercise of any such right; (4) any right to call for delivery of shares; (5) the right to acquire an interest in the shares or an obligation to take an interest in shares; or (6) the power to dispose of shares. Additionally, for purposes of this provision: (1) persons having a joint interest shall each be taken to have that interest; (2) a person shall be taken to be interested in any shares in which an associate (within the meaning of the BDCA) of that person is interested; and (3) a person shall be interested in shares if a body corporate is interested in them and that body corporate or its directors are accustomed to act in accordance with the directions or instructions of that person, or that person is entitled by virtue of any right or obligation (whether subject to conditions or not) to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate, and where such body corporate is entitled to control the exercise of any of the voting power at general meetings of another body corporate such voting power shall be taken to be exercisable by that person.

          The following interests will not be included in this limitation if the person in question is under any obligation to exercise or control the exercise of the voting rights of the shares at the instance of any other person: (1) any interest of a custodian trustee or a bare trustee; (2) any interest of a licensed bank or other financial institution held by way of security for the purposes of a transaction entered into in the ordinary course of banking business; (3) an interest of a personal representative of any estate; (4) any interest of a person arising by reason only that such person has been appointed a proxy to vote at a specified meeting of shareholders and at any adjournment of that meeting or has been appointed by a body corporate to act as its representative at any meeting of shareholders; (5) any interest of any underwriter or sub-underwriter in any offer of shares provided the agreement or interest is confined to that purpose and any matters incidental to it; (6) any interest of any market maker in the shares which has been approved by the Board provided the interest is confined to that purpose and any matters incidental to it; (7) any interest as a beneficiary under a pension or retirement benefits scheme; or (8) the interests of any subsidiary of the Bank.

          In addition, the BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary. See "Supervision and Regulation — Bermuda — Banks and Deposit Companies Act 1999."

          Limitations on the election of directors:    The Bank's bye-laws provide that a person may be proposed for election or appointment as a director at a general meeting either by the Board or by one or more shareholders holding shares of the Bank which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. In addition, unless a person is proposed for election or appointment as a director by the Board, when a person proposed for appointment or election as a director written notice of the proposal must be given to the Bank, and of his willingness to serve as a director, as follows. Where a director is to be appointed or elected: (1) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (2) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

Listing

          The Bank intends to apply for listing of the common shares on the NYSE under the symbol "BNTB." The Bank's common shares are currently listed on the BSX under the symbol "NTB.BH" and will continue to be listed on the BSX upon completion of the offering.

 BERMUDA COMPANY CONSIDERATIONS

          Our corporate affairs are governed by the Butterfield Act and our bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to the Butterfield Act and our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law ("DGCL") applicable to U.S. companies organized under the laws of Delaware and their stockholders. The following discussion assumes that the amendments to the Bank's bye-laws as described elsewhere in this prospectus have become effective. Certain provisions of the DGCL summarized below represent default rules which may be altered or changed through a corporation's certificate of incorporation or bylaws. This summary does not cover all the differences between applicable Bermudian law and the DGCL affecting corporations and their stockholders, and as such, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable Bermudian law and our bye-laws and the DGCL. We encourage you to read those laws and documents.

Bermuda	Delaware
Shareholder meetings

•

May be called by our Chairman or our Board of Directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
• Generally, shareholder meetings may be held in or outside Bermuda, but our licence issued under section 114B of the Companies Act requires that such meetings be held in Bermuda.	• May be held in or outside of Delaware.
• Notice:	• Notice:

•

Under the Bank's bye-laws, shareholders and BSD Account Holders (as defined in our bye-laws) must be given at least 21 days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

• With limited exceptions, written notice shall be given not less than 10 nor more than 60 days before the meeting.

Bermuda	Delaware

•

Notice of general meetings must specify the place, the day and the time of the meeting, the general nature of the business to be considered in the case of a special general meeting, and in the case of an annual general meeting, that the appointment or election of directors will take place and, as far as practicable, the other business to be conducted.

•

Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, the record date for determining stockholders to vote at the meeting, if such date differs from the record date used to determine stockholders entitled to notice of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

Shareholder's voting rights
• Shareholders may not act by written consent under our bye-laws.	• Unless the certificate of incorporation provides otherwise, stockholders may act by written consent to elect directors.

•

Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. The Bank's bye-laws provide that for the following matters, except to the extent that a proposal in respect of any such matter has received the prior approval of our Board of Directors, shall require the affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding shares: (i) the removal of a director other than for cause; (ii) the approval of an amalgamation, merger or consolidation with or into any other person, arrangement, reconstruction or sale, lease, conveyance, exchange or other transfer of all or substantially all of the Bank's assets, or in each case, an equivalent transaction; and (iii) the commencement of proceedings seeking winding-up, liquidation or reorganization of the Bank.

•

Generally, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, an affirmative vote of the majority of shares present or represented at a meeting and entitled to vote on the subject matter is required to approve any act of the stockholders, except that the election of directors requires only a plurality of the votes present or represented at the meeting. Certain matters, including certain mergers, dissolution, sales of all or substantially all assets, and other extraordinary transactions, and amendments of a corporation's certificate of incorporation, must be approved by a majority of the outstanding shares entitled to vote under the Delaware General Corporation Law. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda	Delaware

•

The voting rights of shareholders are regulated by a company's bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum. Under the Bank's bye-laws, the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of the total issued voting shares.

•

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. In the absence of such specifications, a majority of the shares entitled to vote shall constitute a quorum.

• A company's bye-laws may provide for cumulative voting, although our bye-laws do not.	• The certificate of incorporation may provide for cumulative voting.

•

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shares voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. The Bank's bye-laws provide that a merger or an amalgamation that has not been approved by our Board of Directors must be approved by the affirmative vote of not less than two-thirds of the voting rights attached to all issued and outstanding shares.

•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the approval by stockholders of each constituent corporation by a majority of the outstanding shares entitled to vote, except in certain circumstances where a vote by stockholders is not required.

•

Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and the companies comply with the other requirements of the Companies Act.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding shares of the parent corporation entitled to vote at a duly called stockholder meeting.

Bermuda	Delaware

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding shares entitled to vote, except such stockholder vote is not required for a sale, lease, or exchange to a subsidiary.

• Any mortgage, charge or pledge of a company's property may be authorized without the consent of shareholders, subject to any restrictions under the bye-laws.

•

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

•

Under our bye-laws, any shareholder who is not Bermudian, as defined in the Companies Act, and is "interested," as defined in our bye-laws, in more than 40% of all shares then issued and outstanding may not vote those shares constituting an excess of 40% of all shares without the prior written approval of the Minister of Finance. In addition, the BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object within three months of service of the notice on the BMA or otherwise notifies the person that it has no objection. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary. See "Supervision and Regulation."

Bermuda	Delaware
Directors

•

Under our bye-laws, our Board of Directors must consist of such number of directors being at least six and than such number not exceeding twelve, as our Board of Directors may from time to time determine.

• The board of directors must consist of at least one member.
• This minimum and maximum number of directors is fixed by our bye-laws, and any changes to such numbers must be effected by an amendment to our bye-laws.

•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

• Removal:	• Removal:

•

Under our bye-laws, any or all directors may be removed, with cause, or without cause at a special general meeting convened and held in accordance with the bye-laws provided that notice of such meeting contains a statement of intent to remove such director(s) and is served on such director(s) not less than 14 days before the meeting and the director(s) have the opportunity to speak at the meeting. If such removal is for cause, it must be approved by the affirmative vote of a majority of the votes cast. If such removal is without cause, and has not received prior approval of the Board of Directors, it must be approved by the affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding shares.

•

Any or all of the directors on a non-classified board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

•

In the case of a classified board, stockholders may effect removal of any or all directors only for cause unless the certificate of incorporation otherwise provides.

•

In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

Bermuda	Delaware
Duties of directors

•

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company's bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors, except as may otherwise be provided in its certificate of incorporation. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

•

a duty to act in good faith in the best interests of the company;

•

a duty not to make a personal profit from opportunities that arise from the office of director;

•

a duty to avoid conflicts of interest; and

•

a duty to exercise powers for the purpose for which such powers were intended.

•

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

• The Companies Act imposes a duty on directors and officers of a Bermuda company:
• to act honestly and in good faith with a view to the best interests of the company; and
• to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company's individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

Bermuda	Delaware
Indemnification of Directors and Officers

•

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

•

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. In addition, under our amended bye-laws, each shareholder agrees to waive any claim or right of action such shareholder might have, whether individually or by or in the right of the Bank, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for the Bank or any subsidiary thereof, provided such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Bank which may attach to such director or officer.

•

A corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful; provided, that with respect to an action or suit by or in the right of the corporation, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Bermuda	Delaware
Takeovers

•

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•

By a procedure under the Companies Act known as a "scheme of arrangement." A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•

If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

•

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights. In addition, any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the approval by stockholders of each constituent corporation by a majority of the outstanding shares entitled to vote, except in certain circumstances where a vote by stockholders is not required (as described above).

•

Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an "interested stockholder" and may not engage in "business combinations" with the company for a period of three years from the time the person acquired 15% or more of voting stock unless certain conditions are met.

Bermuda	Delaware

•

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter's rights of appraisal

•

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders' meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

•

With certain exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation if a shareholder has not voted in favor of the merger or consolidation and perfects his rights to appraisal under Delaware law. Whether appraisal rights are available in a particular transaction depends, in part, on the consideration received in the merger or consolidation and whether a corporation's shares are listed on a national securities exchange or are widely held.

•

In addition, any minority shareholder receiving notice that the holders of 95% or more of a company's shares or class of shares intend to compulsorily acquire the minority shareholder's shares may within one month of receiving the notice apply to the Supreme Court of Bermuda to appraise the value of the shares.

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Bermuda	Delaware
Dissolution

•

Under Bermuda law, a solvent company may be wound up by way of a shareholders' voluntary liquidation. Prior to the company entering liquidation, a majority of the directors must each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

•

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Shareholder's derivative actions

•

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

•

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of this offering, the Bank will have         common shares issued and outstanding (or           common shares issued and outstanding if the underwriters exercise their option to purchase additional common shares in full). All of the common shares sold in this offering will be freely transferable by persons other than by our "affiliates" (as defined under Rule 144) without restriction or further registration under the Securities Act. Sales of substantial amounts of the common shares in the public market could adversely affect prevailing market prices of the common shares. The Bank's common shares currently trade on the BSX. Prior to this offering, there has been no public market for the common shares in the United States or elsewhere outside Bermuda, and although the Bank has applied to list the common shares on the NYSE, we cannot assure you that a regular trading market will develop in the common shares in the United States. See "Risk Factors — Risks Relating to the Common Shares — No prior public market exists for the common shares in the United States or elsewhere outside Bermuda, and one may not develop." Furthermore, since no shares will be available for sale from certain of our shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of common shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

          We and our officers, directors, and certain of our shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common shares, or any securities convertible into or exchangeable for any of the common shares, during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of certain of the underwriters. For more information, see "Underwriting."

Rule 144

          Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) (1) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (2) who has beneficially owned the shares proposed to be sold for at least six months, including, in certain cases, the holding period of any prior owner other than an affiliate is entitled to sell his shares without restriction, subject to the Bank's compliance with the reporting obligations under the Exchange Act.

          In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned common shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1.0% of the number of common shares then issued and outstanding, which is expected to be equal to approximately             common shares immediately after the completion of this offering (or              common shares if the underwriters exercise their option to purchase additional common shares in full) and (2) the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

          Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

Regulation S

          Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in

Regulation S), subject to certain other conditions. In general, this means that the Bank's shares may be sold in some other manner outside the United States without requiring registration in the United States. The Bank's common shares currently trade on the BSX.

Rule 701

          Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares from us in connection with a compensatory share plan or other written agreement may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates of an issuer, defined as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer, to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements.

 CERTAIN TAXATION CONSIDERATIONS

Bermuda Tax Considerations

          Under Bermuda law, there is no stamp or documentary taxes, duties or similar taxes in connection with a conveyance or transfer on sale, or a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos or any agreement for the lending and borrowing of the Bank's shares which are listed on the BSX. We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. Furthermore, Bermuda currently has no corporate or capital gains tax.

Material US Federal Income Tax Consequences

          This section describes the material US federal income tax consequences of owning and disposing of common shares of the Bank. It applies solely to persons that hold shares as capital assets for US federal income tax purposes. This section does not describe all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

  •
  a dealer in securities or foreign currencies,

  •
  a regulated investment company,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

  •
  a tax-exempt organization,

  •
  a bank, an insurance company, or any other financial institution,

  •
  a person liable for alternative minimum tax,

  •
  a person that actually or constructively owns 10% or more, by vote or value, of the Bank,

  •
  a person that holds the Bank's common shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for US federal income tax purposes,

  •
  an entity classified as a partnership for US federal income tax purposes, or

  •
  a US shareholder (as defined below) whose functional currency is not the US Dollar.

          This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

          If an entity treated as a partnership for US federal income tax purposes holds common shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for US federal income tax purposes holding common shares should consult its tax advisers with regard to the US federal income tax treatment of the ownership and disposition of the Bank's common shares.

          Shareholders should consult their own tax advisers regarding the US federal, state and local and foreign and other tax consequences of owning and disposing of the Bank's common shares in their particular circumstances.

          Special adverse US federal income tax rules apply if a US shareholder owns shares of a company that is or was treated as a PFIC for US federal income tax purposes for any taxable year during which the US shareholder held such shares. US shareholders should consult their own tax advisers as to the potential application of the PFIC rules to their ownership and disposition of the Bank's common shares.

US shareholders

          For the purposes of this discussion, a "US shareholder" is a beneficial owner of common shares that is:

  •
  an individual that is a citizen or resident of the United States,

  •
  a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia,

  •
  an estate whose income is subject to US federal income tax regardless of its source, or

  •
  a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

Taxation of Dividends

          Subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations," a US shareholder must include in its gross income as dividends the gross amount of any distribution paid by the Bank to the extent that they are paid out of the Bank's current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US shareholder's basis in the common shares of the Bank, causing a reduction in the US shareholder's adjusted basis in such common shares, and thereafter as capital gain. Because the Bank does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US shareholders as dividends.

          Dividends paid to certain non-corporate US shareholders by a "qualified foreign corporation" that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, common shares of the Bank will be treated as stock of a "qualified foreign corporation" if the Bank was not a PFIC for the taxable year in which the dividend was paid, or the preceding taxable year and if such common shares are listed on an established securities market in the United States, such as the NYSE. The common shares of the Bank will be listed on the NYSE. Accordingly, subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations," dividends the Bank pays with respect to the common shares will constitute qualified dividend income, assuming the holding period requirements are met.

          The dividend will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations.

          Dividends generally will be treated as foreign source income for US foreign tax credit purposes. Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by US persons for US federal income tax purposes may be treated as US source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns US source income. In certain circumstances, US shareholders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be US source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such

"resourced" income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a US shareholder's ability to use foreign tax credits. As a result of the listing of the common shares of the Bank on the NYSE, the Bank may be treated, immediately after the issuance of the common shares pursuant to this offering, as 50% or more owned by US persons for purposes of Section 904(h) of the Code. US shareholders are strongly urged to consult their own tax advisers regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains

          Subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations," a US shareholder that sells or otherwise disposes of common shares of the Bank will recognize capital gain or loss for US federal income tax purposes equal to the difference between the amount that the US shareholder realizes and the US shareholder's tax basis in those common shares. Capital gain of a non-corporate US shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be US source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

          Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a PFIC for any taxable year during which the US shareholder held such shares. A foreign corporation will be considered a PFIC for any taxable year if it passes either the asset test or income test. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the shares or stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.

          Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.

          Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2015 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year.

          If the Bank were a PFIC in any taxable year during which a US shareholder owns the Bank's common shares and the US shareholder does not make a "mark-to-market" election, as discussed below, or a special "purging" election," the Bank generally would continue to be treated as a PFIC with respect to such US shareholder in all succeeding taxable years, regardless of whether the Bank continues to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if the Bank were to become a PFIC for any taxable year in which they own the common shares.

          If the Bank is a PFIC for any taxable year during which a US shareholder holds the common shares and the US shareholder does not make a mark-to-market election, as described below, the US shareholder will be subject to special rules with respect to:

  •
  any gain realized on the sale or other disposition of its common shares; and

  •
  any "excess distribution" that the Bank makes to the US shareholder (generally, any distributions to the US shareholder during a single taxable year that are greater than 125% of the average annual distributions received by the US shareholder in respect of its common shares during the three preceding taxable years or, if shorter, the portion of the US shareholder's holding period for the common shares).

          Under these rules:

  •
  the gain or excess distribution will be allocated ratably over the US shareholder's holding period for the common shares;

  •
  the amount allocated to the taxable year in which the US shareholder realized the gain or excess distribution and to years before the Bank became a PFIC will be taxed as ordinary income;

  •
  the amount allocated to each other taxable year, with certain exceptions, will be subject to additional tax calculated by multiplying the amount allocated to such other taxable year by the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

          Alternatively, if a US shareholder owns shares in a PFIC that are treated as "marketable stock," the US shareholder may make a mark-to-market election. The common shares will be treated as marketable stock if they are regularly traded on a "qualified exchange." For these purposes, the common shares will be considered regularly traded during any calendar year during which it is traded, other than in negligible quantities, on a qualified exchange, which includes the NYSE, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

          A US shareholder that makes a mark-to-market election will not be subject to the PFIC rules described above. Instead, the US shareholder will include as ordinary income each year that the Bank is a PFIC the excess, if any, of the fair market value of its common shares at the end of the taxable year over its adjusted basis in the common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains discussed above. The US shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over their fair market value at the end of the taxable year that the Bank is a PFIC (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The US shareholder's basis in its common shares will be adjusted to reflect any such income or loss amounts recognized. Any gain recognized on the sale or other disposition of the common shares in a taxable year when the Bank is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on the common shares will be treated as discussed above under "— Taxation of Dividends."

          A mark-to-market election will continue to be in effect for all taxable years in which the Bank is a PFIC and the common shares are treated as marketable stock, and may not be revoked without the consent of the IRS. If the US shareholder makes a mark-to-market election with respect to its common shares, it will be treated as having a new holding period in its common shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. In the event that the Bank is a PFIC, US shareholders are urged to consult their tax advisers regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder's particular circumstances.

          The PFIC rules outlined above would also not apply to a US shareholder if such holder were to elect to treat us as a qualified electing fund ("QEF"). An election to treat us as a QEF will not be available, however, if the Bank does not provide the information necessary to make such an election. The Bank will not provide US shareholders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to the common shares.

          Notwithstanding any election made with respect to the common shares, dividends received with respect to the common shares will not constitute "qualified dividend income" if we are a PFIC (or are treated as a PFIC with respect to the relevant US shareholder) in either the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate available to certain non-corporate holders described above in "— Taxation of Dividends." Instead, such dividends would be subject to tax at ordinary income rates.

          If a US shareholder owns common shares during any taxable year in which we are a PFIC, the US shareholder generally must file annual tax returns (including on Form 8621), for each taxable year that the US shareholder owns the common shares, unless its ownership satisfies a de minimis test.

Medicare Tax on Net Investment Income

          A US person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (i) the US person's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the US person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A shareholder's net investment income generally includes its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If a shareholder is a US person that is an individual, estate or trust, the shareholder is urged to consult the shareholder's tax advisers regarding the applicability of the Medicare tax to the shareholder's income and gains in respect of the shareholder's investment in the Bank's common shares.

Information with Respect to Foreign Financial Assets

          Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts that have non-US issuers or counterparties and (iii) interests in foreign entities. US shareholders are urged to consult their tax advisers regarding the application of this legislation to their ownership of the Bank's common shares.

Backup Withholding and Information Reporting

          Information reporting requirements for a non-corporate US shareholder, on IRS Form 1099, will apply to (i) dividend payments or other taxable distributions made to such US shareholder within the United States, and (ii) the payment of proceeds to such US shareholder from the sale of the Bank's common shares effected at a US office of a broker.

          Additionally, backup withholding (currently at a 28% rate) may apply to such payments to a non-corporate US shareholder that (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS that such US shareholder has failed to report all interest and dividends required to be shown on such US shareholder's federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

          A US shareholder may obtain a refund of any amounts withheld under the backup withholding rules that exceed the shareholder's income tax liability by properly filing a refund claim with the IRS.

Foreign Account Tax Compliance Withholding

          Pursuant to the FATCA enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of the common shares and to withhold on a portion of payments under the common shares to certain holders that fail to comply with the relevant information reporting requirements (or the holders of the common shares directly or indirectly through certain non-compliant intermediaries). This withholding tax will not apply to payments made with respect to the Bank's common shares before January 1, 2019.

          Many countries, including Bermuda, have entered into intergovernmental agreements to facilitate the implementation of FATCA. These IGAs modify the FATCA withholding regime described above. In December 2013, Bermuda entered into the Bermuda IGA pursuant to which reporting Bermudian financial institutions are to register with the IRS and to enter into an FFI Agreement with the IRS to perform specified due diligence, reporting and withholding functions. The IRS may terminate an FFI agreement if the foreign financial entity is not compliant with the FFI Agreement and/or does not remediate such compliance failures. Certain of the Group subsidiaries are located in jurisdictions that have entered into Model 1 IGAs with the United States, which generally require a financial institution to report information on its US accountholders to the tax authorities in the financial institution's home jurisdiction, and that such tax authorities then pass the information to the IRS.

          The Group intends to take all necessary steps to comply with any applicable FFI Agreement, any applicable IGA and any other FATCA requirement. To that end, the Bank has registered with the IRS and has entered into an FFI Agreement as required by the Bermuda IGA. However, because the rules for the implementations of FATCA, including IGAs, have not yet been fully finalized, it remains uncertain at this time what impact, if any, this legislation will have on holders of the common shares.

UNDERWRITING

          The Bank, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Sandler O'Neill & Partners, L.P. are acting as the representatives of the underwriters named below.

Underwriters	Number of Common Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Sandler O'Neill & Partners, L.P.

Total

          The underwriters are committed to take and pay for all of the common shares being offered, if any are taken, other than the common shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             common shares from the Bank and the selling shareholders to cover sales by the underwriters of a greater number of common shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any common shares are purchased pursuant to this option, the underwriters will severally purchase common shares in approximately the same proportion as set forth in the table above.

          The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional common shares.

		No Exercise		Full Exercise

Per common share	$		$
Total	$		$

          Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per common share from the initial public offering price. After the initial offering of the common shares, the representatives may change the offering price and the other selling terms. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, the selling shareholders, and our officers, directors, and certain of our shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common shares, or any securities convertible into or exchangeable for any of the common shares, during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of certain of the underwriters.

          The initial public offering price will be negotiated between us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the common shares, in addition to the price at which the common shares currently trade on the BSX and prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses, as well as the planned reverse share split (for more information, see "Description of Share Capital — Common Shares — Reverse Share Split").

          The Bank intends to apply for listing the common shares on the NYSE under the symbol "BNTB."

          In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of such securities than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional common shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to cover the covered short position, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market as compared to the price at which they may purchase additional common shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional common shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, the Bermuda Stock Exchange, in the over-the-counter market or otherwise.

          We and the selling shareholders estimate that our and their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

          We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Canada

          The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

          This document has been prepared on the basis that any offer of common shares in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of common shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of common shares which are the subject of an offering contemplated in this document may only do so in circumstances in which no obligation arises for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any underwriter has authorized, nor do we or they authorize, (i) the making of any offer of common shares through any financial intermediary (as that term is used in Article 3(2) of the Prospectus Directive), other than offers made by the underwriters which constitute the final placement of common shares contemplated by this document; or (ii) the making of any offer of common shares in circumstances in which an obligation arises for us or any underwriter to publish a prospectus for such offer.

          In relation to each Relevant Member State, an offer of common shares to the public may not be made in that Relevant Member State, except that an offer of common shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in Article 2(1)(e) of the Prospectus Directive ("Qualified Investor");

  (b)
  to fewer than 150 natural or legal persons (other than Qualified Investors) subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person in a Relevant Member State who initially acquires any common shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a Qualified Investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of common shares to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

          In the case of any common shares being offered to a financial intermediary (as that term is used in Article 3(2) of the Prospectus Directive), such financial intermediary will also be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to Qualified Investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

          This prospectus may only be communicated or caused to be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply. In the United Kingdom, this prospectus is only addressed to and directed to Qualified Investors (i) who have professional experience in matters relating to investments falling within the definition of "investment professional" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) who are high net worth entities and other persons to whom it may lawfully be communicated falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

          The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

          Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Bermuda

          THIS REGISTRATION STATEMENT IS NOT SUBJECT TO AND HAS NOT RECEIVED APPROVAL FROM EITHER THE BMA OR THE REGISTRAR OF COMPANIES IN BERMUDA AND NO STATEMENT TO THE CONTRARY, EXPLICIT OR IMPLICIT, IS AUTHORIZED TO BE MADE IN THIS REGARD. NO SHARES MAY BE OFFERED OR SOLD IN BERMUDA UNLESS IN COMPLIANCE WITH THE PROVISIONS OF THE INVESTMENT BUSINESS ACT 2003 OF BERMUDA (AS AMENDED). ADDITIONALLY, NON-BERMUDIAN PERSONS MAY NOT CARRY ON OR ENGAGE IN ANY TRADE OR BUSINESS IN BERMUDA UNLESS SUCH PERSONS ARE AUTHORIZED TO DO SO UNDER APPLICABLE BERMUDA LEGISLATION. ENGAGING IN THE ACTIVITY OF OFFERING OR MARKETING THE SECURITIES BEING OFFERED TO PERSONS IN BERMUDA MAY BE DEEMED TO BE CARRYING ON BUSINESS IN BERMUDA.

          We, the selling shareholders, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

 LEGAL MATTERS

          Certain matters of US federal and New York state law will be passed upon for us by Wachtell, Lipton, Rosen & Katz. The validity of the common shares and certain matters of Bermuda law will be passed upon for us by special Bermuda legal counsel, Conyers Dill & Pearman Limited. The Underwriters are being represented as to certain matters of US federal law and New York state law by Davis Polk & Wardwell LLP.

 EXPERTS

          The consolidated financial statements of the Company as of December 31, 2015 and 2014 have been audited by PricewaterhouseCoopers Ltd. (offices at Dorchester House, 7 Church Street, Hamilton HM 11, Bermuda), an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          In the second half of 2015, in connection with the Company's decision to pursue a public offering in the US, the Audit Committee undertook a substantive review of PwC's independence with respect to the Company under applicable SEC independence rules and identified certain relationships that were inconsistent with the Regulation S-X auditor independence rules, specifically (i) a non-audit service, as described below, provided by PwC that included a contingent fee arrangement and (ii) certain individuals' ordinary course retail banking relationships.

          In January 2015, the Company entered into an arrangement (the "Arrangement") with PricewaterhouseCoopers Human Capital Consulting Ltd. ("PwC HCC"), an affiliated entity of PwC. PwC HCC's responsibilities under the Arrangement were to identify potential candidates for the Chief Accountant position at the Company; PwC HCC provided the Company with the resumes of two potential candidates. Thereafter, PwC HCC had no further involvement in the recruitment process. One of the candidates identified by PwC was ultimately hired by the Company for the position on April 1, 2015, following a further process conducted solely internally by Company management and the Audit Committee. PwC HCC's fee was $39,690, subject to a contractual provision contemplating 50% of the fee paid to PwC HCC being returned should the person not remain in the position for six months and if no suitable replacement could be found by PwC HCC.

          In connection with the Audit Committee's evaluation of PwC's independence under applicable SEC independence rules under Regulation S-X, in June 2015 the Company and PwC HCC agreed that PwC HCC would amend its engagement letter to remove the fee contingency and refund the fees it had received from the Company. As part of its review, the Audit Committee considered whether the Arrangement impaired PwC's objectivity and integrity with respect to any "mutual interest" that PwC would have with the Company relating to the matters covered by the Arrangement (including the potential appearance thereof), as well as the amount and nature of the fee. The Audit Committee determined that, in light of the limited nature of PwC's involvement in the hiring process and lack of visibility into the Company's ultimate actions and decisions with respect to hiring and retention decisions, as well as the immateriality of the amount of the fee to both the Company and PwC, the Arrangement, including the contingent fee payment aspect thereof, did not impair the ability of PwC to exercise objective and impartial judgement in the audit of the Company's financial statements. PwC also separately arrived at the same determination.

          The Audit Committee also reviewed the covered person relationships requirements pursuant to Regulation S-X, which prohibit deposit relationships with certain covered persons when there is no deposit insurance (as is the case in Bermuda). The review identified that the Company had provided certain basic financial services (relating to savings, checking and brokerage accounts as well as one mortgage) to certain "covered persons" at PwC. The individuals at PwC and the Company promptly took action to ensure that the covered persons arranged for alternative banking relationships, and that their respective accounts with the Company were terminated. Due to the ordinary course nature of these services, and on the basis that the relationships were terminated prior to the commencement of the 2015 financial year audit, the Audit Committee and PwC each separately determined that these prior financial relationships would not impair the ability of the covered persons to exercise objective and impartial judgement in the audit of the Company's financial statements. The Audit Committee also noted the limited number of banking alternatives available for the covered persons in Bermuda.

          The Audit Committee (assisted by legal counsel) and PwC thoroughly considered the impact that the Arrangement, including potential "mutuality of interest" considerations and the contingent fee payment, and the personal financial account relationships with certain covered persons, may have had on PwC's independence with respect to the Company. PwC and the Audit Committee considered these matters in light of all available facts and circumstances and determined that no reasonable investor with knowledge of all relevant facts and circumstances would conclude that PwC has not been capable of exercising objective and impartial judgment in connection with the audit engagement.

          In making this determination, both the Audit Committee and PwC considered, among other things, the facts and circumstances described above and the following:

  •
  the amount of funds involved and the fees paid to PwC HCC were de minimis;

  •
  potential "mutuality of interest" and appearance considerations arising from the Arrangement, which were determined not to raise concerns with PwC's ability to exercise objective and impartial judgment, given the limited nature of PwC's involvement in the hiring process and lack of visibility into the Company's ultimate actions and decisions with respect to hiring and retention decisions;

  •
  the Audit Committee's determination that the arrangements with PwC were permissible under the independence standards in effect for the prior audits of the Company under the International Ethics Standards Board for Accountants; and

  •
  upon the Company's decision to consider a public offering in the US, the Company and PwC took prompt corrective action upon learning of the impact of these matters under applicable SEC independence rules and the financial interests and fee structure were resolved prior to the commencement of the engagement to audit the Company's 2015 financial statements.

          We are not aware, based on our own review, of any additional non-audit services that may bear on PwC's independence in performing audit services for us.

ENFORCEMENT OF CIVIL LIABILITIES

          The Bank is incorporated under the laws of Bermuda. As a result, the rights of holders of the Bank's common shares will be governed by Bermuda law and the Butterfield Act and the Bank's and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and some of the named experts referred to in this registration statement are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in US courts against us or those persons based on the civil liability provisions of the US federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of US federal securities laws relating to offers and sales of common shares made hereby by serving C T Corporation System, 111 Eighth Avenue, New York, New York 10011, our US agent irrevocably appointed for that purpose.

          It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

 EXPENSES OF THE OFFERING

          The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the listing fee.

Item		Amount to be paid

SEC registration fee	$
FINRA filing fee	$
Stock exchange listing fee	$
Blue sky fees and expenses	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer Agent fees and expenses	$
Miscellaneous fees and expenses	$

Total	$

          These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us and the selling shareholders in proportion to the numbers of common shares sold in the offering by us and the selling shareholders, respectively.

 WHERE YOU CAN FIND MORE INFORMATION

          The Bank has filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act covering the common shares to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

          Upon consummation of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, press releases related to financial results and material events will also be furnished to the SEC on Form 6-Ks. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.

          As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Securities Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, the Bank's shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer, see "Implications of Being an Emerging Growth Company and a Foreign Private Issuer."

          You may review and copy the registration statement, reports and other information we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

          For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

The Bank of N.T. Butterfield & Son Limited

Consolidated Balance Sheets (unaudited)

(In thousands of US dollars, except share and per share data)

	As at

	31 March 2016	31 December 2015

Assets
Cash and demand deposits with banks — Non-interest bearing	100,514	110,895
Demand deposits with banks — Interest bearing	360,618	378,629
Cash equivalents — Interest bearing	1,312,911	1,799,366

Cash due from banks	1,774,043	2,288,890
Short-term investments	425,229	409,482
Investment in securities
Trading	239,574	321,299
Available-for-sale	2,712,120	2,201,349
Held-to-maturity (fair value: $742,479 (2015: $701,495))	727,712	701,282

Total investment in securities	3,679,406	3,223,930
Loans
Loans	3,999,791	4,049,457
Allowance for credit losses	(46,471)	(49,302)

Loans, net of allowance for credit losses	3,953,320	4,000,155
Premises, equipment and computer software	180,142	183,378
Accrued interest	22,360	17,460
Goodwill	22,893	23,462
Intangible assets	26,238	27,669
Equity method investments	13,120	12,786
Other real estate owned	8,538	11,206
Other assets	80,340	77,145

Total assets	10,185,629	10,275,563

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,372,650	1,348,878
Interest bearing	2,894,200	2,922,830
Non-Bermuda
Non-interest bearing	550,809	532,867
Interest bearing	4,111,803	4,363,093

Total customer deposits	8,929,462	9,167,668
Bank deposits
Bermuda	431	403
Non-Bermuda	8,671	14,075

Total deposits	8,938,564	9,182,146
Securities sold under agreement to repurchase	23,518	—
Employee benefit plans	122,029	122,135
Accrued interest	3,358	2,744
Preference share dividends payable	654	654
Pending payable for investments purchased	92,942	—
Other liabilities	100,706	100,530

Total other liabilities	343,207	226,063
Long-term debt	117,000	117,000

Total liabilities	9,398,771	9,525,209

Commitments, contingencies and guarantees (Note 10)
Shareholders' equity
Preference share capital (USD 0.01 par; USD 1,000 liquidation preference) issued and outstanding: 182,863 (2015: 182,863)	2	2
Common share capital (BMD 0.01 par; authorised shares 26,000,000,000) issued and outstanding: 472,932,535 (2015: 472,932,535)	4,729	4,729
Additional paid-in capital	1,216,094	1,221,088
Accumulated deficit	(350,650)	(368,618)
Less: treasury common shares, at cost: 5,476,896 shares (2015: 9,240,317)	(9,681)	(16,350)
Accumulated other comprehensive loss	(73,636)	(90,497)

Total shareholders' equity	786,858	750,354

Total liabilities and shareholders' equity	10,185,629	10,275,563

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Operations (unaudited)

(In thousands of US dollars, except per share data)

	Three months ended

	31 March 2016	31 March 2015

Non-interest income
Asset management	4,188	4,309
Banking	8,665	8,315
Foreign exchange revenue	8,324	7,914
Trust	10,145	9,957
Custody and other administration services	2,219	2,422
Other non-interest income	977	1,218

Total non-interest income	34,518	34,135

Interest income
Interest and fees on loans	47,417	46,005
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	963	1,714
Available-for-sale	11,714	13,127
Held-to-maturity	5,289	2,627
Deposits with banks	1,600	1,693

Total interest income	66,983	65,166
Interest expense
Deposits	3,483	5,003
Long-term debt	1,094	1,384
Securities sold under repurchase agreements	69	—

Total interest expense	4,646	6,387

Net interest income before provision for credit losses	62,337	58,779
Provision for credit recovery (losses)	342	(189)

Net interest income after provision for credit losses	62,679	58,590
Net trading gains	1,033	1,364
Net realised losses on available-for-sale investments	(76)	(266)
Net losses on other real estate owned	(307)	(336)
Net other gains (losses)	(889)	213

Total other gains (losses)	(239)	975

Total net revenue	96,958	93,700
Non-interest expense
Salaries and other employee benefits	31,238	32,665
Technology and communications	14,456	13,865
Property	5,019	5,152
Professional and outside services	4,063	4,058
Indirect taxes	4,618	4,267
Amortisation of intangible assets	1,052	1,099
Marketing	948	885
Restructuring costs	4,459	—
Other expenses	4,080	3,543

Total non-interest expense	69,933	65,534

Net income before income taxes	27,025	28,166
Income tax expense	(264)	(206)

Net income	26,761	27,960

Cash dividends declared on preference shares	(3,657)	(3,660)
Preference shares guarantee fee	(462)	(457)
Premium paid on repurchase of preference shares	—	(28)

Net income attributable to common shareholders	22,642	23,815

Earnings per common share
Basic earnings per share	0.05	0.04
Diluted earnings per share	0.05	0.04

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of US dollars)

	Three months ended

	31 March 2016	31 March 2015

Net income	26,761	27,960
Other comprehensive income (loss), net of taxes
Net change in unrealised gains and losses on translation of net investment in foreign operations	(1,587)	(3,011)
Accretion of net unrealised losses on held-to-maturity investments transferred from available-for-sale investments	(245)	—
Net change in unrealised gains and losses on available-for-sale investments	19,129	13,440
Employee benefit plans adjustments	(436)	(64)

Other comprehensive income, net of taxes	16,861	10,365

Total comprehensive income	43,622	38,325

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended

	31 March 2016		31 March 2015

	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars

Common share capital issued and outstanding
Balance at beginning of period	472,932,535	4,729	550,023,138	5,500
Conversion of contingent value preference shares	—	—	6,909,397	69

Balance at end of period	472,932,535	4,729	556,932,535	5,569

Preference shares
Balance at beginning of period	182,863	2	183,046	2
Repurchase and cancellation of preference shares	—	—	(183)	—

Balance at end of period	182,863	2	182,863	2

Contingent value convertible preference shares
Balance at beginning of period	—	—	6,909,397	69
Conversion to common shares	—	—	(6,909,397)	(69)

Balance at end of period	—	—	—	—

Additional paid-in capital
Balance at beginning of period		1,221,088		1,348,465
Share-based compensation		1,791		1,954
Share-based settlements		(6,785)		(4,557)
Reduction of carrying value on repurchase of preference shares		—		(183)
Premium paid on repurchase of preference shares		—		(28)

Balance at end of period		1,216,094		1,345,651

Accumulated deficit
Balance at beginning of period		(368,618)		(405,056)
Net income for period		26,761		27,960
Common share cash dividends declared and paid, $0.01 per share (2015 $0.02 per share)		(4,674)		(10,916)
Cash dividends declared on preference shares, $20.00 per share (2015: $20.00 per share)		(3,657)		(3,660)
Preference shares guarantee fee		(462)		(457)

Balance at end of period		(350,650)		(392,129)

Treasury common shares
Balance at beginning of period	9,240,317	(16,350)	12,770,604	(22,086)
Purchase of treasury common shares	165,417	(272)	1,600,550	(3,188)
Share-based settlements	(3,928,838)	6,941	(2,759,766)	4,822

Balance at end of period	5,476,896	(9,681)	11,611,388	(20,452)

Accumulated other comprehensive loss
Balance at beginning of period		(90,497)		(77,520)
Other comprehensive income, net of taxes		16,861		10,365

Balance at end of period		(73,636)		(67,155)

Total shareholders' equity		786,858		871,486

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Cash Flows (unaudited)

(In thousands of US dollars)

	Three months ended

	31 March 2016	31 March 2015

Cash flows from operating activities
Net income	26,761	27,960
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	11,228	12,505
Provision for credit (recovery) losses	(342)	189
Share-based payments and settlements	1,791	1,954
Net realised losses on available-for-sale investments	76	266
Gain on sale of premises and equipment	(5)	(189)
Net losses on other real estate owned	307	336
Increase in carrying value of equity method investments	(364)	(289)
Fair value adjustments of a contingent payment	895	—
Changes in operating assets and liabilities
Increase in accrued interest receivable	(4,928)	(193)
Increase in other assets	(3,861)	(11,790)
Increase in accrued interest payable	624	649
Increase (decrease) in employee benefit plans and other liabilities	2,326	(3,131)

Cash provided by operating activities from operations	34,508	28,267

Cash flows from investing activities
Net (increase) decrease in short-term investments	(31,194)	48,261
Available-for-sale investments: proceeds from sale	7,567	6,056
Available-for-sale investments: proceeds from maturities and pay downs	130,245	75,567
Available-for-sale investments: purchases	(540,674)	(212,642)
Held-to-maturity investments: proceeds from maturities and pay downs	9,597	4,870
Held-to-maturity investments: purchases	(36,346)	—
Net change in trading investments	81,725	37,191
Net decrease in loans	29,568	55,342
Additions to premises, equipment and computer software	(2,780)	(144)
Proceeds from sale of other real estate owned	2,361	1,460
Dividends received on equity method investments	30	409

Cash (used in) provided by investing activities	(349,901)	16,370

Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	(200,855)	1,134
Net increase in securities sold under agreement to repurchase	23,518	—
Common shares repurchased	(272)	(3,188)
Preference shares repurchased	—	(211)
Proceeds from stock option exercises	156	265
Cash dividends paid on common and contingent value convertible preference shares	(4,674)	(10,915)
Cash dividends paid on preference shares	(3,657)	(3,660)
Preference shares guarantee fee paid	(462)	(457)

Cash used in financing activities	(186,246)	(17,032)

Net effect of exchange rates on cash due from banks	(13,208)	(31,147)

Net decrease in cash due from banks	(514,847)	(3,542)
Cash due from banks at beginning of period	2,288,890	2,063,311

Cash due from banks at end of period	1,774,043	2,059,769

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

          The Bank of N.T. Butterfield & Son Limited ("Butterfield", "Bank" or the "Company") is incorporated under the laws of Bermuda and has a banking licence under the Bank and Deposit Companies Act, 1999 ("the Act"). Butterfield is regulated by the Bermuda Monetary Authority ("BMA"), which operates in accordance with Basel principles.

          Butterfield is a full service community bank in Bermuda and Cayman and a provider of specialised wealth management services in all its jurisdictions. Services offered include retail, private and corporate banking, treasury, custody, asset management and personal and institutional trust services. The Bank provides such services from six jurisdictions: Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The Bank holds all applicable licences required in the jurisdictions in which it operates.

Note 2: Significant accounting policies

          The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and should be read in conjunction with the Bank's audited financial statements for the year ended 31 December 2015.

          In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair statement of the Bank's financial position and results of operations as at the end of and for the periods presented. The Bank's results for interim periods are not necessarily indicative of results for the full year.

          The preparation of financial statements in conformity with US GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While Management believes that the amount included in the unaudited consolidated financial statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Bank's principal estimates include:

  •
  Allowance for credit losses

  •
  Fair value and impairment of financial instruments

  •
  Impairment of long-lived assets

  •
  Impairment of goodwill

  •
  Employee benefit plans

  •
  Share-based payments

          On 1 January 2016, the Bank changed its financial statements' reporting currency from Bermuda dollars to United States ("US") dollars for all periods presented. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par and consequently, this change in reporting currency has not resulted in a change in comparative amounts presented in the financial statements.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          The following accounting developments were issued during the three months ended 31 March 2016:

          In January 2016, FASB published Accounting Standards Update No. 2016-01 Financial Instruments — Overall (Subtopic 825-10) which: 1) requires that equity securities be measured at fair value with changes in the fair value recognised through net income; 2) allow certain equity investments to be re-measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment (qualitative assessment being allowed); 3) requires public business entities that are required to disclose fair value of financial instruments on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement; 4) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option; and, 5) requires enhanced disclosures about certain financial assets and financial liabilities. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Except for the early application guidance in the update, early adoption of the amendments is not permitted. The Bank is assessing the impact of the adoption of this guidance.

          In February 2016, FASB published Accounting Standards Update No. 2016-02 Leases (Topic 842) which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2018. Early application is permitted. The Bank is assessing the impact of the adoption of this guidance.

          In March 2016, FASB published Accounting Standards Update No. 2016-08 Revenue from Contracts with Customers (Topic 606). The amendments in this update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this update affect the guidance in ASU 2014-09 which is not yet effective. The effective date for this update is the same as for ASU 2015-14 which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Earlier application is permitted only as of annual reporting periods beginning after 15 December 2016, including interim reporting periods within that reporting period. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	31 March 2016			31 December 2015

	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total

Non-interest bearing
Cash and demand deposits with banks	23,191	77,323	100,514	31,199	79,696	110,895
Interest bearing(1)
Demand deposits with banks	135,522	225,096	360,618	130,589	248,040	378,629
Cash equivalents	400,417	912,494	1,312,911	691,439	1,107,927	1,799,366

Sub-total — Interest bearing	535,939	1,137,590	1,673,529	822,028	1,355,967	2,177,995

Total cash due from banks	559,130	1,214,913	1,774,043	853,227	1,435,663	2,288,890

(1)
Interest bearing cash due from banks includes certain demand deposits with banks as at 31 March 2016 in the amount of $291.9 million (31 December 2015: $306.9 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	31 March 2016			31 December 2015

	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total

Unrestricted term deposits, certificate of deposits and treasury bills
Maturing within three months	99,928	166,395	266,323	—	104,249	104,249
Maturing between three to six months	24,939	118,762	143,701	99,810	192,118	291,928
Maturing between six to twelve months	—	422	422	—	796	796

Total unrestricted short-term investments	124,867	285,579	410,446	99,810	297,163	396,973
Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand deposits	14,783	—	14,783	12,509	—	12,509

Total short-term investments	139,650	285,579	425,229	112,319	297,163	409,482

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortised Cost, Carrying Amount and Fair Value

          On the consolidated balance sheets, trading and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortised cost.

	31 March 2016				31 December 2015

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value

Trading
US government and federal agencies	209,892	1,869	(542)	211,219	278,500	2,347	(1,504)	279,343
Non-US governments debt securities	—	—	—	—	7,483	6	—	7,489
Asset-backed securities — Student loans	22,626	9	(418)	22,217	28,845	—	(560)	28,285
Mutual funds	5,739	859	(460)	6,138	5,739	903	(460)	6,182

Total trading	238,257	2,737	(1,420)	239,574	320,567	3,256	(2,524)	321,299

Available-for-sale
US government and federal agencies	1,738,544	15,619	(2,397)	1,751,766	1,399,456	8,812	(3,769)	1,404,499
Non-US governments debt securities	29,264	205	(1,052)	28,417	29,275	300	—	29,575
Corporate debt securities	533,026	5,631	(25)	538,632	505,139	3,779	(2,774)	506,144
Asset-backed securities — Student loans	13,291	—	(1,130)	12,161	13,291	—	(1,130)	12,161
Commercial mortgage-backed securities	152,751	1,090	(187)	153,654	153,046	9	(4,329)	148,726
Residential mortgage-backed securities	226,172	1,522	(204)	227,490	101,382	—	(1,138)	100,244

Total available-for-sale	2,693,048	24,067	(4,995)	2,712,120	2,201,589	12,900	(13,140)	2,201,349

Held-to-maturity(1)
US government and federal agencies	727,712	14,767	—	742,479	701,282	5,365	(5,152)	701,495

Total held-to-maturity	727,712	14,767	—	742,479	701,282	5,365	(5,152)	701,495

(1)
For the three months ended 31 March 2016 and the year ended 31 December 2015, non-credit impairments recognised in accumulated other comprehensive loss ("AOCL") for HTM investments were $nil.

Investments with Unrealised Loss Positions

          The Bank does not believe that the AFS and HTM investment securities that were in an unrealised loss position as of 31 March 2016, which were comprised of 48 securities representing 17% of the AFS and HTM portfolios' fair value, represent an OTTI. Total gross unrealised losses were 0.8% of the fair value of affected securities and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Due to a strategic change in the investment portfolio composition during the year ended 31 December 2015, several AFS securities were sold while being in an unrealised loss position. The Bank considers this to be a one-time event, and has determined that it is more likely than not that the Bank will not be required to sell, nor does the Bank have the intent to sell any of the remaining investment securities before recovery of the amortised cost basis.

          The following describes the processes for identifying credit impairment in security types with the most significant unrealised losses as shown in the preceding tables.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

          Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

          The unrealised losses in Corporate debt securities relate primarily to one debt security issued by a US government-sponsored enterprise and is implicitly backed by the US federal government. Management believes that the value of this security will recover and the current unrealised loss position is a result of interest rate movements.

          Investments in Asset-backed securities — Student loans are composed primarily of securities collateralised by Federal Family Education Loan Program loans ("FFELP loans"). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralisation, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

          Investments in Commercial mortgage-backed securities are predominantly senior securities rated "AAA" and possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognised on these securities as credit support and loan-to-value ratios ("LTV") range from 5% — 23% and 30% — 53%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

          Investments in Residential mortgage-backed securities are predominantly rated "AAA" and possess significant credit enhancement as described above. No credit losses were recognised on these securities as there a no delinquencies over 60 days on the underlying mortgages and the weighted average credit support and LTV ratios range from 8% — 15% and 60% — 69%, respectively.

          In the following tables, debt securities with unrealised losses that are not deemed to be other-than-temporary-impairment ("OTTI") are categorised as being in a loss position for "less than

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortised cost basis.

	Less than 12 months		12 months or more

31 March 2016	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses

Available-for-sale securities with unrealised losses
US government and federal agencies	291,526	(957)	144,951	(1,440)	436,477	(2,397)
Non-US governments debt securities	21,675	(1,052)	—	—	21,675	(1,052)
Corporate debt securities	45,598	(25)	—	—	45,598	(25)
Asset-backed securities — Student loans	—	—	12,160	(1,130)	12,160	(1,130)
Commercial mortgage-backed securities	733	(18)	38,633	(169)	39,366	(187)
Residential mortgage-backed securities	29,682	(61)	10,029	(143)	39,711	(204)

Total available-for-sale securities with unrealised losses	389,214	(2,113)	205,773	(2,882)	594,987	(4,995)

	Less than 12 months		12 months or more

31 December 2015	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses

Available-for-sale securities with unrealised losses
US government and federal agencies	364,939	(865)	177,224	(2,904)	542,163	(3,769)
Corporate debt securities	253,991	(1,480)	38,706	(1,294)	292,697	(2,774)
Asset-backed securities — Student loans	—	—	12,160	(1,130)	12,160	(1,130)
Commercial mortgage-backed securities	—	—	147,822	(4,329)	147,822	(4,329)
Residential mortgage-backed securities	90,220	(660)	10,024	(478)	100,244	(1,138)

Total available-for-sale securities with unrealised losses	709,150	(3,005)	385,936	(10,135)	1,095,086	(13,140)

Held-to-maturity securities with unrealised losses
US government and federal agencies	217,768	(2,138)	241,855	(3,014)	459,623	(5,152)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

Investment Maturities

          The following table presents the remaining maturities of the Bank's securities. For mortgage-backed securities (primarily US government agencies), management presents the maturity date as the mid-point between the reporting and expected contractual maturity date which is determined assuming no future prepayments. By using the aforementioned mid-point, this date represents management's best estimate of the date by which the remaining principal balance will be repaid given future principal repayments of such securities. The actual maturities may differ due to the uncertainty of the timing when borrowers make prepayments on the underlying mortgages.

	Remaining term to maturity

31 March 2016	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount

Trading
US government and federal agencies	24,978	—	19,749	8,907	157,585	—	211,219
Asset-backed securities — Student loans	—	—	22,217	—	—	—	22,217
Mutual funds	—	—	—	—	—	6,138	6,138

Total trading	24,978	—	41,966	8,907	157,585	6,138	239,574
Available-for-sale
US government and federal agencies	—	—	118,785	197,609	1,435,372	—	1,751,766
Non-US governments debt securities	680	680	5,381	21,676	—	—	28,417
Corporate debt securities	37,231	40,630	420,761	40,010	—	—	538,632
Asset-backed securities — Student loans	—	—	—	—	12,161	—	12,161
Commercial mortgage-backed securities	—	—	—	44,043	109,611	—	153,654
Residential mortgage-backed securities	—	—	—	—	227,490	—	227,490

Total available-for-sale	37,911	41,310	544,927	303,338	1,784,634	—	2,712,120
Held-to-maturity
US government and federal agencies	—	—	—	45,068	682,644	—	727,712

Total investments	62,889	41,310	586,893	357,313	2,624,863	6,138	3,679,406

Total by currency
US dollars	62,889	41,310	586,893	357,313	2,624,863	5,860	3,679,128
Other	—	—	—	—	—	278	278

Total investments	62,889	41,310	586,893	357,313	2,624,863	6,138	3,679,406

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

	Remaining term to maturity

31 December 2015	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount

Trading
US government and federal agencies	—	24,874	8,497	53,248	192,724	—	279,343
Non-US governments debt securities	7,489	—	—	—	—	—	7,489
Asset-backed securities — Student loans	—	—	28,285	—	—	—	28,285
Mutual funds	—	—	—	—	—	6,182	6,182

Total trading	7,489	24,874	36,782	53,248	192,724	6,182	321,299
Available-for-sale
US government and federal agencies	—	—	126,163	202,385	1,075,951	—	1,404,499
Non-US governments debt securities	—	1,360	5,399	22,816	—	—	29,575
Corporate debt securities	60,493	55,649	351,296	38,706	—	—	506,144
Asset-backed securities — Student loans	—	—	—	—	12,161	—	12,161
Commercial mortgage-backed securities	—	—	—	42,532	106,194	—	148,726
Residential mortgage-backed securities	—	—	—	—	100,244	—	100,244

Total available-for-sale	60,493	57,009	482,858	306,439	1,294,550	—	2,201,349
Held-to-maturity
US government and federal agencies	—	—	—	45,664	655,618	—	701,282

Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

Total by currency
US dollars	67,982	81,883	519,640	405,351	2,142,892	5,903	3,223,651
Other	—	—	—	—	—	279	279

Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

Pledged Investments

          The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	31 March 2016		31 December 2015

Pledged Investments	Amortised cost	Fair value	Amortised cost	Fair value

Available-for-sale	285,888	292,261	304,493	307,513
Held-to-maturity	313,077	319,306	372,546	372,868

Sale Proceeds and Realised Gains and Losses of AFS Securities

	Three months ended 31 March 2016			Three months ended 31 March 2015

AFS securities sold	Sale proceeds	Realised gains	Realised losses	Sale proceeds	Realised gains	Realised losses

US government and federal agencies	7,567	—	(76)	6,056	—	(266)

Taxability of Interest Income

          None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdiction in which a Bank's subsidiary owns investments.

Note 6: Loans

          The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 12: Segmented information.

          The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

minimum amount is due within 30 days from billing. The effective yield on total loans as at 31 March 2016 is 4.61% (31 December 2015: 4.57%).

	31 March 2016			31 December 2015

	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total

Commercial loans
Government	238,793	22,402	261,195	202,776	22,402	225,178
Commercial and industrial	116,239	215,047	331,286	121,466	221,243	342,709
Commercial overdrafts	26,332	2,895	29,227	34,997	5,736	40,733

Total gross commercial loans	381,364	240,344	621,708	359,239	249,381	608,620
Less specific allowance for credit losses	(590)	—	(590)	(590)	—	(590)

Net commercial loans	380,774	240,344	621,118	358,649	249,381	608,030
Commercial real estate loans
Commercial mortgage	391,504	246,107	637,611	415,747	249,622	665,369
Construction	11,513	9,523	21,036	5,396	8,211	13,607

Total gross commercial real estate loans	403,017	255,630	658,647	421,143	257,833	678,976
Less specific allowance for credit losses	(727)	(877)	(1,604)	(727)	(2,224)	(2,951)

Net commercial real estate loans	402,290	254,753	657,043	420,416	255,609	676,025
Consumer loans
Automobile financing	12,217	7,426	19,643	12,308	7,556	19,864
Credit card	57,316	19,252	76,568	59,119	19,839	78,958
Overdrafts	10,623	6,700	17,323	4,750	8,165	12,915
Other consumer	30,832	81,021	111,853	32,022	84,062	116,084

Total gross consumer loans	110,988	114,399	225,387	108,199	119,622	227,821
Less specific allowance for credit losses	(274)	—	(274)	(274)	—	(274)

Net consumer loans	110,714	114,399	225,113	107,925	119,622	227,547
Residential mortgage loans	1,396,155	1,097,894	2,494,049	1,243,221	1,290,819	2,534,040
Less specific allowance for credit losses	(13,001)	(1,227)	(14,228)	(13,411)	(1,879)	(15,290)

Net residential mortgage loans	1,383,154	1,096,667	2,479,821	1,229,810	1,288,940	2,518,750
Total gross loans	2,291,524	1,708,267	3,999,791	2,131,802	1,917,655	4,049,457
Less specific allowance for credit losses	(14,592)	(2,104)	(16,696)	(15,002)	(4,103)	(19,105)
Less general allowance for credit losses	(20,291)	(9,484)	(29,775)	(20,176)	(10,021)	(30,197)

Net loans	2,256,641	1,696,679	3,953,320	2,096,624	1,903,531	4,000,155

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Age Analysis of Past Due Loans (Including Non-Accrual Loans)

          The following tables summarise the past due status of the loans as at 31 March 2016 and 31 December 2015. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

31 March 2016	30-59 days	60-89 days	More than 90 days	Total past due loans	Total current	Total loans

Commercial loans
Government	—	—	—	—	261,195	261,195
Commercial and industrial	414	19	605	1,038	330,248	331,286
Commercial overdrafts	—	—	140	140	29,087	29,227

Total commercial loans	414	19	745	1,178	620,530	621,708
Commercial real estate loans
Commercial mortgage	745	—	7,355	8,100	629,511	637,611
Construction	9,523	—	—	9,523	11,513	21,036

Total commercial real estate loans	10,268	—	7,355	17,623	641,024	658,647
Consumer loans
Automobile financing	128	66	134	328	19,315	19,643
Credit card	633	156	195	984	75,584	76,568
Overdrafts	—	—	536	536	16,787	17,323
Other consumer	1,513	323	1,159	2,995	108,858	111,853

Total consumer loans	2,274	545	2,024	4,843	220,544	225,387
Residential mortgage loans	31,817	8,829	66,032	106,678	2,387,371	2,494,049

Total gross loans	44,773	9,393	76,156	130,322	3,869,469	3,999,791

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

31 December 2015	30-59 days	60-89 days	More than 90 days	Total past due loans	Total current	Total loans

Commercial loans
Government	—	—	—	—	225,178	225,178
Commercial and industrial	11	14	608	633	342,076	342,709
Commercial overdrafts	—	—	25	25	40,708	40,733

Total commercial loans	11	14	633	658	607,962	608,620
Commercial real estate loans
Commercial mortgage	1,133	—	6,658	7,791	657,578	665,369
Construction	—	—	—	—	13,607	13,607

Total commercial real estate loans	1,133	—	6,658	7,791	671,185	678,976
Consumer loans
Automobile financing	194	81	78	353	19,511	19,864
Credit card	1,459	337	132	1,928	77,030	78,958
Overdrafts	—	—	538	538	12,377	12,915
Other consumer	832	979	1,231	3,042	113,042	116,084

Total consumer loans	2,485	1,397	1,979	5,861	221,960	227,821
Residential mortgage loans	40,793	8,911	65,343	115,047	2,418,993	2,534,040

Total gross loans	44,422	10,322	74,613	129,357	3,920,100	4,049,457

Loans' Credit Quality

          The four credit quality classifications set out in the following tables (which excludes purchased credit-impaired loans) are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

          A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed.

          A special mention loan shall mean a loan under close monitoring by the Bank's management. Loans in this category are currently protected and still performing (current with respect to interest and principal payments), but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

          A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

          A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due and for residential mortgage loans which are not well secured and in the process of collection.

31 March 2016	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments

Commercial loans
Government	249,945	11,250	—	—	261,195
Commercial and industrial	325,512	4,092	1,069	613	331,286
Commercial overdrafts	26,809	2,015	257	146	29,227

Total commercial loans	602,266	17,357	1,326	759	621,708
Commercial real estate loans
Commercial mortgage	537,809	78,016	13,651	8,135	637,611
Construction	21,036	—	—	—	21,036

Total commercial real estate loans	558,845	78,016	13,651	8,135	658,647
Consumer loans
Automobile financing	19,070	397	—	176	19,643
Credit card	76,373	—	195	—	76,568
Overdrafts	16,728	46	545	4	17,323
Other consumer	108,926	1,149	594	1,184	111,853

Total consumer loans	221,097	1,592	1,334	1,364	225,387
Residential mortgage loans	2,352,094	41,832	47,976	52,147	2,494,049

Total gross recorded loans	3,734,302	138,797	64,287	62,405	3,999,791

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

31 December 2015	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments

Commercial loans
Government	213,928	11,250	—	—	225,178
Commercial and industrial	333,853	4,133	4,106	617	342,709
Commercial overdrafts	36,017	4,493	197	26	40,733

Total commercial loans	583,798	19,876	4,303	643	608,620
Commercial real estate loans
Commercial mortgage	542,195	86,285	26,629	10,260	665,369
Construction	13,607	—	—	—	13,607

Total commercial real estate loans	555,802	86,285	26,629	10,260	678,976
Consumer loans
Automobile financing	19,378	388	—	98	19,864
Credit card	78,826	—	132	—	78,958
Overdrafts	11,618	54	1,232	11	12,915
Other consumer	112,426	1,308	1,056	1,294	116,084

Total consumer loans	222,248	1,750	2,420	1,403	227,821
Residential mortgage loans	2,391,723	42,578	46,793	52,946	2,534,040

Total gross recorded loans	3,753,571	150,489	80,145	65,252	4,049,457

Evaluation of Loans For Impairment

	31 March 2016		31 December 2015

	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated

Commercial	13,677	608,031	13,607	595,013
Commercial real estate	35,658	622,989	38,019	640,957
Consumer	1,876	223,511	1,882	225,939
Residential mortgage	121,646	2,372,403	116,176	2,417,864

Total gross loans	172,857	3,826,934	169,684	3,879,773

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Changes in General and Specific Allowances For Credit Losses

	Three months ended 31 March 2016

	Commercial	Commercial real estate	Consumer	Residential mortgage	Total

Allowances at beginning of period	8,723	6,512	2,763	31,304	49,302
Provision taken (released)	256	(498)	(735)	635	(342)
Recoveries	22	3	389	—	414
Charge-offs	(15)	(988)	(354)	(1,417)	(2,774)
Other	(10)	(73)	(26)	(20)	(129)

Allowances at end of period	8,976	4,956	2,037	30,502	46,471

Allowances at end of period: individually evaluated for impairment	590	1,604	274	14,228	16,696
Allowances at end of period: collectively evaluated for impairment	8,386	3,352	1,763	16,274	29,775

	Three months ended 31 March 2015

	Commercial	Commercial real estate	Consumer	Residential mortgage	Total

Allowances at beginning of period	7,831	5,920	2,797	30,934	47,482
Provision taken	(116)	763	(314)	(144)	189
Recoveries	88	—	380	82	550
Charge-offs	(66)	(311)	(422)	(467)	(1,266)
Other	(14)	(58)	(34)	(35)	(141)

Allowances at end of period	7,723	6,314	2,407	30,370	46,814

Allowances at end of period: individually evaluated for impairment	485	2,156	355	15,215	18,211
Allowances at end of period: collectively evaluated for impairment	7,238	4,158	2,052	15,155	28,603

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Non-Performing Loans (excluding purchased credit-impaired loans)

	31 March 2016			31 December 2015

	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans

Commercial loans
Commercial and industrial	613	—	613	617	—	617
Commercial overdrafts	146	14	160	26	10	36

Total commercial loans	759	14	773	643	10	653
Commercial real estate loans
Commercial mortgage	8,135	719	8,854	10,260	737	10,997
Consumer loans
Automobile financing	176	—	176	98	—	98
Credit card	—	195	195	—	132	132
Overdrafts	4	533	537	11	527	538
Other consumer	1,184	83	1,267	1,294	85	1,379

Total consumer loans	1,364	811	2,175	1,403	744	2,147
Residential mortgage loans	52,147	13,707	65,854	52,946	12,760	65,706

Total non-performing loans	62,405	15,251	77,656	65,252	14,251	79,503

Impaired Loans (excluding purchased credit-impaired loans)

          A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring ("TDR") even if full collectability is expected following the restructuring. During the three months ended 31 March 2016, the amount of gross interest income

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

that would have been recorded had impaired loans been current was $0.6 million (31 March 2015: $1.5 million).

	Impaired loans with an allowance			Gross recorded investment of	Total impaired loans

31 March 2016	Gross recorded investment	Specific allowance	Net loans	impaired loans without an allowance	Gross recorded investment	Specific allowance	Net loans

Commercial loans
Commercial and industrial	596	(590)	6	1,085	1,681	(590)	1,091
Commercial overdrafts	—	—	—	146	146	—	146

Total commercial loans	596	(590)	6	1,231	1,827	(590)	1,237
Commercial real estate loans
Commercial mortgage	3,257	(1,604)	1,653	17,810	21,067	(1,604)	19,463
Consumer loans
Automobile financing	—	—	—	176	176	—	176
Overdrafts	—	—	—	4	4	—	4
Other consumer	364	(274)	90	903	1,267	(274)	993

Total consumer loans	364	(274)	90	1,083	1,447	(274)	1,173
Residential mortgage loans	38,362	(14,228)	24,134	47,375	85,737	(14,228)	71,509

Total impaired loans	42,579	(16,696)	25,883	67,499	110,078	(16,696)	93,382

	Impaired loans with an allowance			Gross recorded investment of	Total impaired loans

31 December 2015	Gross recorded investment	Specific allowance	Net loans	impaired loans without an allowance	Gross recorded investment	Specific allowance	Net loans

Commercial loans
Commercial and industrial	599	(590)	9	1,096	1,695	(590)	1,105
Commercial overdrafts	—	—	—	26	26	—	26

Total commercial loans	599	(590)	9	1,122	1,721	(590)	1,131
Commercial real estate loans
Commercial mortgage	6,127	(2,951)	3,176	17,198	23,325	(2,951)	20,374
Consumer loans
Automobile financing	—	—	—	98	98	—	98
Overdrafts	—	—	—	11	11	—	11
Other consumer	366	(274)	92	1,008	1,374	(274)	1,100

Total consumer loans	366	(274)	92	1,117	1,483	(274)	1,209
Residential mortgage loans	42,145	(15,290)	26,855	39,283	81,428	(15,290)	66,138

Total impaired loans	49,237	(19,105)	30,132	58,720	107,957	(19,105)	88,852

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Average Impaired Loan Balances and Related Recognised Interest Income

	31 March 2016		31 December 2015

	Average gross recorded investment	Interest income recognised(1)	Average gross recorded investment	Interest income recognised(1)

Commercial loans
Commercial and industrial	1,688	20	1,214	—
Commercial overdrafts	86	—	66	—

Total commercial loans	1,774	20	1,280	—
Commercial real estate loans
Commercial mortgage	22,196	91	28,612	311
Consumer loans
Automobile financing	137	—	137	—
Overdrafts	8	—	27	—
Other consumer	1,321	1	1,617	2

Total consumer loans	1,466	1	1,781	2
Residential mortgage loans	83,583	526	78,433	1,442

Total impaired loans	109,019	638	110,106	1,755

(1)
All interest income recognised on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR

          As at 31 March 2016, the Bank has two loans which were formerly residential mortgages (31 March 2015: five loans which were all formerly residential mortgages) that were modified in a TDR during the preceding 12 months that subsequently defaulted (i.e. 90 days or more past due following a modification) with a recorded investment of $1.1 million (31 March 2015: $2.0 million).

	Three months ended 31 March 2016				Three months ended 31 March 2015

	Number of contracts	Pre- modification recorded investment	Modification: Interest capitalisation	Post- modification recorded investment	Number of contracts	Pre- modification recorded investment	Modification: Interest capitalisation	Post- modification recorded investment

TDRs entered into during the period
Commercial loans	—	—	—	—	—	—	—	—
Commercial real estate loans	—	—	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—	—	—
Residential mortgage loans	7	4,843	—	4,843	—	—	—	—

Total loans modified in a TDR	7	4,843	—	4,843	—	—	—	—

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

	31 March 2016		31 December 2015

	Accrual	Non-accrual	Accrual	Non-accrual

TDRs outstanding
Commercial loans	1,068	—	1,078	—
Commercial real estate loans	12,932	1,584	13,065	1,608
Consumer loans	83	—	80	—
Residential mortgage loans	33,590	7,184	28,482	7,175

Total loans modified in a TDR	47,673	8,768	42,705	8,783

Purchased Credit-Impaired Loans

          The Bank acquired certain credit-impaired loans as part of the 7 November 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or "accretable yield") represents the excess of a loan's cash flows expected to be collected over the loan's carrying amount.

	Three months ended 31 March 2016				Year ended 31 December 2015

	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount

Balance at beginning of period	8,709	(2,248)	(631)	5,830	11,020	(3,804)	—	7,216
Purchases	—	—	—	—	—	—	—	—
Advances and increases in cash flows expected to be collected	66	—	—	66	150	631	(631)	150
Reductions resulting from repayments	(46)	—	—	(46)	(1,554)	107	107	(1,447)
Reductions resulting from charge-offs	—	—	—	—	(907)	818	—	(89)
Accretion	—	—	—	—	—	—	(107)	—

Balance at end of period	8,729	(2,248)	(631)	5,850	8,709	(2,248)	(631)	5,830

Note 7: Credit risk concentrations

          Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 7: Credit risk concentrations (Continued)

          The following tables summarise the credit exposure of the Bank by business sector and by geographic region. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held.

	31 March 2016			31 December 2015

	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure

Business sector
Banks and financial services	256,460	307,943	564,403	243,776	320,934	564,710
Commercial and merchandising	224,107	94,892	318,999	230,376	107,545	337,921
Governments	261,680	66,801	328,481	223,699	102,782	326,481
Individuals	2,461,769	93,144	2,554,913	2,532,209	95,956	2,628,165
Primary industry and manufacturing	43,630	1,748	45,378	36,299	978	37,277
Real estate	595,787	6,805	602,592	632,548	15,891	648,439
Hospitality industry	133,807	8,559	142,366	125,471	14,854	140,325
Transport and communication	5,855	—	5,855	5,974	—	5,974

Sub-total	3,983,095	579,892	4,562,987	4,030,352	658,940	4,689,292
General allowance	(29,775)	—	(29,775)	(30,197)	—	(30,197)

Total	3,953,320	579,892	4,533,212	4,000,155	658,940	4,659,095

	31 March 2016				31 December 2015

	Cash due from banks and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks and short-term investments	Loans	Off-balance sheet	Total credit exposure

Geographic region
Australia	12,267	—	—	12,267	14,187	—	—	14,187
Barbados	—	11,250	—	11,250	—	11,250	—	11,250
Belgium	2,950	—	—	2,950	3,352	—	—	3,352
Bermuda	15,503	2,283,372	313,522	2,612,397	22,009	2,269,635	371,687	2,663,331
Canada	201,244	—	—	201,244	340,037	—	—	340,037
Cayman	26,073	715,606	197,767	939,446	19,086	713,468	207,139	939,693
Guernsey	1	415,101	45,521	460,623	1	434,531	53,750	488,282
Japan	11,923	—	—	11,923	23,424	—	—	23,424
New Zealand	867	—	—	867	999	—	—	999
Saint Lucia	—	65,523	—	65,523	—	65,285	—	65,285
Sweden	833	—	—	833	3,659	—	—	3,659
Switzerland	3,833	—	—	3,833	3,905	—	—	3,905
The Bahamas	3,306	27,280	—	30,586	3,196	28,736	—	31,932
United Kingdom	860,608	464,963	23,082	1,348,653	1,103,088	507,447	26,364	1,636,899
United States	1,059,214	—	—	1,059,214	1,161,106	—	—	1,161,106
Other	650	—	—	650	323	—	—	323

Sub-total	2,199,272	3,983,095	579,892	6,762,259	2,698,372	4,030,352	658,940	7,387,664
General allowance	—	(29,775)	—	(29,775)	—	(30,197)	—	(30,197)

Total	2,199,272	3,953,320	579,892	6,732,484	2,698,372	4,000,155	658,940	7,357,467

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks

By Maturity

	Demand			Term

31 March 2016	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k	1,372,650	2,348,662	3,721,312	11,447	5,493	12,916	15,605	45,461	3,766,773
Term — $100k or more	N/A	N/A	—	335,996	40,504	71,308	52,269	500,077	500,077

Total Bermuda	1,372,650	2,348,662	3,721,312	347,443	45,997	84,224	67,874	545,538	4,266,850
Non-Bermuda
Demand or less than $100k	550,809	3,343,963	3,894,772	23,160	3,704	4,179	387	31,430	3,926,202
Term and $100k or more	N/A	N/A	—	554,001	152,729	22,258	7,422	736,410	736,410

Total non-Bermuda	550,809	3,343,963	3,894,772	577,161	156,433	26,437	7,809	767,840	4,662,612

Total customer deposits	1,923,459	5,692,625	7,616,084	924,604	202,430	110,661	75,683	1,313,378	8,929,462

Banks
Bermuda
Demand or less than $100k	431	—	431					—	431
Term — $100k or more	N/A	N/A	—					—	—

Total Bermuda	431	—	431	—	—	—	—	—	431
Non-Bermuda
Demand or less than $100k	—	5,551	5,551	67	—	—	—	67	5,618
Term and $100k or more	N/A	N/A	—	3,053	—	—	—	3,053	3,053

Total non-Bermuda	—	5,551	5,551	3,120	—	—	—	3,120	8,671

Total bank deposits	431	5,551	5,982	3,120	—	—	—	3,120	9,102

Total deposits	1,923,890	5,698,176	7,622,066	927,724	202,430	110,661	75,683	1,316,498	8,938,564

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks (Continued)

	Demand			Term

31 December 2015	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k	1,348,878	2,390,952	3,739,830	15,902	4,757	10,035	15,881	46,575	3,786,405
Term — $100k or more	N/A	N/A	—	329,433	37,925	64,943	53,002	485,303	485,303

Total Bermuda	1,348,878	2,390,952	3,739,830	345,335	42,682	74,978	68,883	531,878	4,271,708
Non-Bermuda
Demand or less than $100k	532,867	3,381,946	3,914,813	22,878	6,714	4,238	376	34,206	3,949,019
Term and $100k or more	N/A	N/A	—	616,442	246,989	74,030	9,480	946,941	946,941

Total non-Bermuda	532,867	3,381,946	3,914,813	639,320	253,703	78,268	9,856	981,147	4,895,960

Total customer deposits	1,881,745	5,772,898	7,654,643	984,655	296,385	153,246	78,739	1,513,025	9,167,668

Banks
Bermuda
Demand or less than $100k	403	—	403	—	—	—	—	—	403
Term — $100k or more	N/A	N/A	—	202	—	—	—	202	202

Total Bermuda	403	—	403	202	—	—	—	202	605
Non-Bermuda
Demand or less than $100k	—	10,176	10,176	—	—	—	—	—	10,176
Term and $100k or more	N/A	N/A	—	3,697	—	—	—	3,697	3,697

Total non-Bermuda	—	10,176	10,176	3,697	—	—	—	3,697	13,873

Total bank deposits	403	10,176	10,579	3,899	—	—	—	3,899	14,478

Total deposits	1,882,148	5,783,074	7,665,222	988,554	296,385	153,246	78,739	1,516,924	9,182,146

(1)
As at 31 March 2016, $175 million (31 December 2015: $175 million) of the Demand deposits — Interest bearing bear a special negligible interest rate. The weighted-average interest rate on interest-bearing demand deposits as at 31 March 2016 is 0.08% (31 December 2015: 0.10%).

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks (Continued)

	31 March 2016			31 December 2015

By Type and Segment	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total

Bermuda
Customers	3,721,313	545,537	4,266,850	3,739,829	531,877	4,271,706
Banks	431	—	431	403	—	403
Cayman
Customers	2,672,499	404,283	3,076,782	2,596,642	416,489	3,013,131
Banks	4,666	3,120	7,786	9,365	3,899	13,264
Guernsey
Customers	967,937	240,352	1,208,289	996,343	248,866	1,245,209
Banks	742	—	742	669	—	669
The Bahamas
Customers	30,698	4,240	34,938	36,078	3,602	39,680
United Kingdom
Customers	223,637	118,966	342,603	285,751	312,191	597,942
Banks	143	—	143	142	—	142

Total Customers	7,616,084	1,313,378	8,929,462	7,654,643	1,513,025	9,167,668
Total Banks	5,982	3,120	9,102	10,579	3,899	14,478

Total deposits	7,622,066	1,316,498	8,938,564	7,665,222	1,516,924	9,182,146

Note 9: Employee benefit plans

          The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The expense related to these plans is included in the consolidated statements of operations under Salaries and other employee benefits. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries.

          The Bank includes an estimate of the 2016 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its financial statements for the year-ended 31 December 2015. During the three months ended 31 March 2016, there have been no material revisions to these estimates.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 9: Employee benefit plans (Continued)

	Three months ended

	31 March 2016	31 March 2015

Defined benefit pension expense (income)
Interest cost	1,493	1,840
Expected return on plan assets	(2,302)	(2,341)
Amortisation of net actuarial loss	426	334

Total defined benefit pension expense (income)	(383)	(167)

Post-retirement medical benefit expense (income)
Service cost	30	85
Interest cost	1,198	1,186
Amortisation of net actuarial losses	683	837
Amortisation of prior service credit	(1,586)	(1,586)

Total post-retirement medical benefit expense (income)	325	522

Note 10: Credit related arrangements, repurchase agreements and commitments

Credit-Related Arrangements

          Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer's payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary's claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, whilst the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

          The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognised in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	31 March 2016			31 December 2015

	Gross	Collateral	Net	Gross	Collateral	Net

Outstanding financial guarantees
Standby letters of credit	251,421	249,771	1,650	258,851	257,200	1,651
Letters of guarantee	3,379	2,675	704	9,137	8,418	719

Total	254,800	252,446	2,354	267,988	265,618	2,370

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 10: Credit related arrangements, repurchase agreements and commitments (Continued)

Commitments

          The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

          The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilised facility. At 31 March 2016, $117.7 million (31 December 2015: $123.7 million) of standby letters of credit were issued under this facility.

	31 March 2016	31 March 2015

Outstanding unfunded commitments to extend credit
Commitments to extend credit	324,124	390,497
Documentary and commercial letters of credit	968	455

Total unfunded commitments to extend credit	325,092	390,952

Repurchase agreements

          The Bank utilizes repurchase agreements to manage liquidity. The risks of these transactions include fair value declines in the securities posted as collateral and other credit related events. The Bank manages these risks by monitoring the value of the securities posted as collateral on a daily basis and ensure appropriate collateral has been posted for this transaction.

          As at 31 March 2016, the Bank had one open position (31 December 2015: nil) in a repurchase agreement with a remaining maturity of less than 30 days involving one US federal agencies security, with the value of the repurchase agreement being $23.5 million.

Legal Proceedings

          There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

          As publicly announced, in November 2013, the US Attorney's Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 10: Credit related arrangements, repurchase agreements and commitments (Continued)

          Management believes that as of 31 March 2016, a provision of $5.5 million (31 December 2015: $4.8 million), which has been recorded, is appropriate based on the methodology used in similar settlements for other financial institutions. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

Note 11: Exit cost obligations

          During December 2015, the Bank agreed to commence an orderly wind down of the deposit taking and investment management businesses in the United Kingdom segment as reflected in management segment reporting described in Note 12: Segmented Information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind down of the deposit taking and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind down is expected to be completed over the next 9 months. The amounts expensed shown in the following table are all included in the consolidated statements of operations as "Restructuring costs" under non-interest expenses.

          Related to this orderly wind down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (included in "Premises, equipment and computer software" on the consolidated balance sheets). This determination was based upon the realisable value of this software upon completion of the orderly wind-down. A total of $5.1 million was expensed in the fourth quarter of the year ended 31 December 2015 and was included in "Impairment of fixed assets" on the consolidated statements of operations of the relevant period.

	Expense recognised by period				Amounts paid by period		Exit cost liability

	Three months ended 31 March 2016	Year ended 31 December 2015	Costs to be recognised in the future	Total exit costs expected to be incurred	Three months ended 31 March 2016	Year ended 31 December 2015	As at 31 March 2016	As at 31 December 2015

Staff redundancy expenses	2,867	634	454	3,955	—	—	3,501	634
Professional services	899	1,549	1,677	4,125	2,050	—	398	1,549
Lease termination expenses	—	—	2,210	2,210	—	—	—	—
Other expenses	693	—	927	1,620	339	—	354	—

Total	4,459	2,183	5,268	11,910	2,389	—	4,253	2,183

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 12: Segmented information

          The Bank is managed by its CEO on a geographic basis. The Bank's six geographic segments are Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The geographic segments are determined based on the country's balance sheet size and by regulatory reporting requirements in respective jurisdiction. Each region has a managing director who reports directly to the CEO. The CEO has final authority over resource allocation decisions and performance assessment.

          The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based upon the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

          Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended 31 December 2015. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

          Bermuda provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through five branch locations and through Internet banking, mobile banking, automated lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services.

          The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through Internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

          The Guernsey segment provides a broad range of services to private clients and financial institutions including private banking and treasury services, Internet banking, administered bank services, wealth management and fiduciary services.

          The Switzerland segment provides fiduciary services. The Bahamas segment provides fiduciary and ancillary services.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 12: Segmented information (Continued)

          The United Kingdom segment provides a broad range of services including private banking and treasury services, Internet banking and wealth management and fiduciary services to high net worth individuals and privately owned businesses. As described in Note 11, during December 2015, the Bank agreed to commence an orderly wind down of the deposit taking and investment management businesses in the United Kingdom segment.

	31 March 2016	31 December 2015

Total Assets by Segment
Bermuda	5,185,256	5,113,718
Cayman	3,417,265	3,282,319
Guernsey	1,351,259	1,391,126
Switzerland	2,531	2,713
The Bahamas	45,984	49,434
United Kingdom	529,212	788,433

Total assets before inter-segment eliminations	10,531,507	10,627,743
Less: inter-segment eliminations	(345,878)	(352,180)

Total	10,185,629	10,275,563

Three months ended	Net interest income		Provision for	Non-interest	Revenue before gains	Gains and	Total net	Total

31 March 2016	Customer	Inter-segment	credit losses	income	and losses	losses	revenue	expenses	Net income

Bermuda	38,416	389	(390)	14,226	52,641	(165)	52,476	35,568	16,908
Cayman	18,644	142	(199)	10,677	29,264	(815)	28,449	15,162	13,287
Guernsey	3,781	(67)	(26)	6,491	10,179	(490)	9,689	9,137	552
Switzerland	—	—	—	904	904	—	904	810	94
The Bahamas	10	10	—	1,274	1,294	—	1,294	1,381	(87)
United Kingdom	1,486	(474)	957	1,528	3,497	1,231	4,728	8,721	(3,993)

Total before eliminations	62,337	—	342	35,100	97,779	(239)	97,540	70,779	26,761

Inter-segment eliminations	—	—	—	(582)	(582)	—	(582)	(582)	—

Total	62,337	—	342	34,518	97,197	(239)	96,958	70,197	26,761

Three months ended	Net interest income		Provision for	Non-interest	Revenue before gains	Gains and	Total net	Total

31 March 2015	Customer	Inter-segment	credit losses	income	and losses	losses	revenue	expenses	Net income

Bermuda	34,816	746	193	14,860	50,615	(156)	50,459	35,721	14,738
Cayman	16,579	140	253	9,609	26,581	—	26,581	14,239	12,342
Guernsey	4,258	(204)	7	6,440	10,501	254	10,755	9,477	1,278
Switzerland	—	—	—	746	746	—	746	725	21
The Bahamas	(8)	30	—	1,192	1,214	—	1,214	1,307	(93)
United Kingdom	3,134	(712)	(642)	1,731	3,511	877	4,388	4,714	(326)

Total before eliminations	58,779	—	(189)	34,578	93,168	975	94,143	66,183	27,960

Inter-segment eliminations	—	—	—	(443)	(443)	—	(443)	(443)	—

Total	58,779	—	(189)	34,135	92,725	975	93,700	65,740	27,960

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management

          The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank's derivative contracts principally involve over-the-counter ("OTC") transactions that are privately negotiated between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

          The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements ("ISDAs"). Depending on the nature of the derivative transaction, derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked to market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked to market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

          Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

          All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts

          The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value

          Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management (Continued)

Risk Management Derivatives

          The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank's risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise the following:

Fair value hedges

          Derivatives are designated as fair value hedges to minimise the Bank's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended 31 December 2011, the Bank cancelled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortised to net income over the remaining life of each individual loan using the effective interest method.

Net investment hedges

          Foreign currency swaps and qualifying non-derivative instruments designated as net investment hedges are used to minimise the Bank's exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognised in AOCL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimise the risk of hedge ineffectiveness.

          For derivatives designated as net investment hedges, the Bank follows the forward-rate method in measuring the amount of ineffectiveness in a net investment hedge. According to that method, all changes in fair value, including changes related to the forward-rate component and the time value of currency swaps, are recorded in the foreign currency translation adjustment account within AOCL. To the extent all terms are not perfectly matched, any ineffectiveness is measured using the hypothetical derivative method. Ineffectiveness resulting from net investment hedges is recorded in foreign exchange income. Amounts recorded in AOCL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management (Continued)

          For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 19 for details on the amount recognised into AOCL during the current period from translation gain or loss.

Derivatives not formally designated as hedges

          Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognised in foreign exchange income.

Client service derivatives

          The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognised in foreign exchange income.

          The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management (Continued)

          The following table shows the notional amounts and related fair value measurements of derivative instruments as at the balance sheet date:

31 March 2016	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value

Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	5,867	—	5,867
Derivatives not formally designated as hedging instruments	Currency swaps	7	305,645	991	(2,856)	(1,865)

Subtotal risk management derivatives			383,315	6,858	(2,856)	4,002
Client services derivatives	Forward foreign exchange	143	2,410,515	15,912	(15,485)	427

Total derivative instruments			2,793,830	22,770	(18,341)	4,429

31 December 2015	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value

Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	4,122	—	4,122
Derivatives not formally designated as hedging instruments	Currency swaps	4	77,881	273	(95)	178

Subtotal risk management derivatives			155,551	4,395	(95)	4,300
Client services derivatives	Forward foreign exchange	128	2,572,525	16,426	(15,961)	465

Total derivative instruments			2,728,076	20,821	(16,056)	4,765

          In addition to the above, as at 31 March 2016 foreign denominated deposits of $2.6 million (31 December 2015: $39.4 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

          We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

          The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management (Continued)

following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair	Less: offset applied under master	Net fair value presented in the	Less: positions not offset in the consolidated balance sheets

31 March 2016	value recognised	netting agreements	consolidated balance sheets	Gross fair value of derivatives	Cash collateral received / paid	Net exposures

Derivative assets
Spot and forward foreign exchange and currency swaps	22,770	(7,350)	15,420	—	(560)	14,860
Derivative liabilities
Spot and forward foreign exchange and currency swaps	18,341	(7,350)	10,991	—	138	11,129

Net positive fair value			4,429

	Gross fair	Less: offset applied under master	Net fair value presented in the	Less: positions not offset in the consolidated balance sheets

31 December 2015	value recognised	netting agreements	consolidated balance sheets	Gross fair value of derivatives	Cash collateral received / paid	Net exposures

Derivative assets
Spot and forward foreign exchange and currency swaps	20,821	(7,127)	13,694	(78)	(232)	13,384
Derivative liabilities
Spot and forward foreign exchange and currency swaps	16,056	(7,127)	8,929	(78)	(148)	8,703

Net positive fair value			4,765

          The following table shows the location and amount of gains (losses) recorded in the consolidated statements of operations on derivative instruments outstanding:

		Three months ended

Derivative instrument	Consolidated statements of operations line item	31 March 2016	31 March 2015

Spot and forward foreign exchange	Foreign exchange revenue	591	(184)

Note 14: Fair value measurements

          The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended 31 December 2015.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 14: Fair value measurements (Continued)

          Management reviews the price of each security monthly, comparing market values to expectations and to the prior month's price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by the Group Asset and Liability Committee.

          Financial instruments in Level 1 include actively traded redeemable mutual funds.

          Financial instruments in Level 2 include equity securities not actively traded, certificates of deposit, corporate bonds, mortgage-backed securities and other asset-backed securities, interest rate swaps and caps, forward foreign exchange contracts, and mutual funds not actively traded.

          Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 14: Fair value measurements (Continued)

          There were no transfers between Level 1 and Level 2 during the three months ended 31 March 2016 and the year ended 31 December 2015.

	31 March 2016				31 December 2015

				Total carrying				Total carrying
	Fair value			amount /	Fair value			amount /

	Level 1	Level 2	Level 3	fair value	Level 1	Level 2	Level 3	fair value

Items that are recognised at fair value on a recurring basis:
Financial assets
Trading investments
US government and federal agencies	—	211,219	—	211,219	—	279,343	—	279,343
Non-US governments debt securities	—	—	—	—	—	7,489	—	7,489
Asset-backed securities — Student loans	—	22,217	—	22,217	—	28,285	—	28,285
Mutual funds	5,859	279	—	6,138	5,903	279	—	6,182

Total trading	5,859	233,715	—	239,574	5,903	315,396	—	321,299

Available-for-sale investments
US government and federal agencies	—	1,751,766	—	1,751,766	—	1,404,499	—	1,404,499
Non-US governments debt securities	—	28,417	—	28,417	—	29,575	—	29,575
Corporate debt securities	—	538,632	—	538,632	—	506,144	—	506,144
Asset-backed securities — Student loans	—	—	12,161	12,161	—	—	12,161	12,161
Commercial mortgage-backed securities	—	153,654	—	153,654	—	148,726	—	148,726
Residential mortgage-backed securities	—	227,490	—	227,490	—	100,244	—	100,244

Total available-for-sale	—	2,699,959	12,161	2,712,120	—	2,189,188	12,161	2,201,349

Other assets — Derivatives	—	15,420	—	15,420	—	13,694	—	13,694
Financial liabilities
Other liabilities — Derivatives	—	10,991	—	10,991	—	8,929	—	8,929

Level 3 Reconciliation

          The Level 3 Asset-backed securities — Student loans is a federal family education loan programme guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

          Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 14: Fair value measurements (Continued)

probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

	31 March 2016	31 December 2015

Carrying amount at beginning of period	12,161	12,226
Realised and unrealised gains (losses) recognised in other comprehensive income	—	(65)

Carrying amount at end of period	12,161	12,161

Items Other Than Those Recognised at Fair Value on a Recurring Basis:

		31 March 2016			31 December 2015

	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)

Financial assets
Cash due from banks	Level 1	1,774,043	1,774,043	—	2,288,890	2,288,890	—
Short-term investments	Level 1	425,229	425,229	—	409,482	409,482	—
Investments held-to-maturity	Level 2	727,712	742,479	14,767	701,282	701,495	213
Loans, net of allowance for credit losses	Level 2	3,953,320	3,951,967	(1,353)	4,000,155	3,996,443	(3,712)
Other real estate owned(1)	Level 2	8,538	8,538	—	11,206	11,206	—
Financial liabilities
Customer deposits
Demand deposits	Level 2	7,616,084	7,616,084	—	7,654,643	7,654,643	—
Term deposits	Level 2	1,313,378	1,314,481	(1,103)	1,513,025	1,514,126	(1,101)
Deposits from banks	Level 2	9,102	9,102	—	14,478	14,478	—
Securities sold under agreement to repurchase	Level 2	23,518	23,518	—	—	—	—
Long-term debt	Level 2	117,000	116,979	21	117,000	116,606	394

(1)
The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

          The following tables set out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank's interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

	Earlier of contractual maturity or repricing date

31 March 2016 (in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total

Assets
Cash due from banks	1,673	—	—	—	—	101	1,774
Short-term investments	281	144	—	—	—	—	425
Investments	1,055	18	23	701	1,876	6	3,679
Loans	3,617	192	10	68	52	14	3,953
Other assets	—	—	—	—	—	355	355

Total assets	6,626	354	33	769	1,928	476	10,186

Liabilities and shareholders' equity
Shareholders' equity	—	—	—	—	—	787	787
Demand deposits	5,698	—	—	—	—	1,924	7,622
Term deposits	928	202	111	76	—	—	1,317
Securities sold under agreement to repurchase	24	—	—	—	—	—	24
Other liabilities	—	—	—	—	—	319	319
Long-term debt	92	—	—	25	—	—	117

Total liabilities and shareholders' equity	6,742	202	111	101	—	3,030	10,186

Interest rate sensitivity gap	(116)	152	(78)	668	1,928	(2,554)	—
Cumulative interest rate sensitivity gap	(116)	36	(42)	626	2,554	—	—

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk (Continued)

	Earlier of contractual maturity or repricing date

December 2015 (in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total

Assets
Cash due from banks	2,178	—	—	—	—	111	2,289
Short-term investments	117	291	1	—	—	—	409
Investments	871	79	19	620	1,629	6	3,224
Loans	3,735	84	53	67	47	14	4,000
Other assets	—	—	—	—	—	354	354

Total assets	6,901	454	73	687	1,676	485	10,276

Liabilities and shareholders' equity
Shareholders' equity	—	—	—	—	—	750	750
Demand deposits	5,783	—	—	—	—	1,882	7,665
Term deposits	989	296	153	79	—	—	1,517
Other liabilities	—	—	—	—	—	227	227
Long-term debt	92	—	—	25	—	—	117

Total liabilities and shareholders' equity	6,864	296	153	104	—	2,859	10,276

Interest rate sensitivity gap	37	158	(80)	583	1,676	(2,374)	—
Cumulative interest rate sensitivity gap	37	195	115	698	2,374	—	—

Note 16: Earnings per share

          Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank's shares for the year. Numbers of shares are expressed in thousands.

          Prior to their conversion into common shares on 31 March 2015, outstanding contingent value convertible preference ("CVCP") shares were classified as participating securities as they were entitled to dividends declared to common shareholders on a 1:1 basis and were therefore included in the basic earnings per share calculation.

          During the three months ended 31 March 2016, options to purchase an average of 28.0 million (31 March 2015: 30.0 million) shares of common stock, were outstanding. During the three months ended 31 March 2016, the average number of outstanding awards of unvested common shares was 8.0 million (31 March 2015: 10.2 million). Only awards for which the sum of 1) the expense that will be recognised in the future (i.e. the unrecognised expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common stock were

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Earnings per share (Continued)

considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognised expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

          Warrants issued to the Government of Bermuda in exchange for the Government's guarantee of the preference shares, with an exercise price of $3.47 (31 December 2015: $3.47) for 4.32 million shares of common stock (31 December 2015: 4.32 million) were not included in the computation of

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Earnings per share (Continued)

earnings per share for the three months ended 31 March 2016 and 2015 because the exercise price was greater than the average market price of the Bank's common stock.

	Three months ended

	31 March 2016	31 March 2015

Net income	26,761	27,960
Less: Preference dividends declared and guarantee fee	(4,119)	(914)
Less: Premium on preference share buyback	—	(28)

Net income attributable to participating shares	22,642	27,018
Less: Dividend paid on common shares	(4,674)	(10,777)
Less: Dividend paid on contingent value convertible preference shares	—	(138)

Undistributed earnings attributable for participating shares	17,968	16,103

Basic Earnings Per Share	Common stock	Common stock	CVCP

Weighted average number of shares issued	472,933	551,753	5,180
Weighted average number of common shares held as treasury stock	(8,285)	(12,861)	—

Adjusted weighted average number of participating shares outstandings (in thousands)	464,648	538,892	5,180

Allocation of undistributed earnings — Basic	17,968	15,950	153
Distributed earnings per share	0.01	0.02	0.02
Undistributed earnings per share	0.04	0.03	0.03

Basic Earnings Per Share	0.05	0.05	0.05

Diluted Earnings Per Share	Common stock	Common stock	CVCP

Adjusted weighted average number of participating shares outstandings	464,648	538,892	5,180
Net dilution impact related to options to purchase common shares	4,561	5,205	N/A
Net dilution impact related to awards of unvested common shares	4,810	7,361	N/A

Adjusted weighted average number of diluted participating shares outstanding (in thousands)	474,019	551,458	5,180

Allocation of undistributed earnings — Diluted	17,968	15,953	150
Distributed earnings per share	0.01	0.02	0.02
Undistributed earnings per share	0.04	0.03	0.03

Diluted Earnings Per Share	0.05	0.05	0.05

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments

          The common shares transferred to employees under all share-based payments are taken from the Bank's common treasury shares. As all share-based payments are settled by the ultimate parent company, which pursuant to Bermuda law is not taxed on income, they are not income tax benefits in relation to the issue of such shares as a form of compensation.

Stock Option Plans

1997 Stock Option Plan

          Prior to the capital raise on 2 March 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 Stock Option Plan

          In conjunction with the capital raise, the Board of Directors approved the 2010 Stock Option Plan. Under the Plan, five per cent of the Bank's fully diluted common shares, equal to approximately 29.5 million shares, are available for grant to certain officers. In May 2012, the Board of Directors approved an increase to the options allowed to be granted under the 2010 Stock Option Plan to 50 million shares.

          Under the 2010 Stock Option Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price will be reduced for all special dividends declared by the Bank.

          The 2010 Stock Option Plan will vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition

          50% of each option award is granted in the form of time vested options and vests 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

Performance vesting condition

          50% of each option award is granted in the form of performance options and vests (partially or fully) on a "valuation event" date (date any of the 2 March 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realises a predetermined multiple of invested capital ("MOIC")). In the event of a valuation event and the MOIC reaching 200% of the original $1.21 per share invested capital, all performance options would vest. As at 31 March 2016 the grant date fair value not yet recognised in expenses of outstanding performance options is $8.6 million (31 December 2015: $8.7 million). If

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments (Continued)

the probability of a valuation event becomes more likely than not, some or all of the unrecognised expense relating to the performance options will be recognised as an expense.

          In addition to the time and performance vesting conditions noted above, the options will generally vest immediately:

  •
  by reason of the employee's death or disability,

  •
  upon termination, by the Bank, of the holder's employment, unless if in relation with the holder's misconduct, or

  •
  in limited circumstances and specifically approved by the Board, as stipulated in the holder's employment contract.

          In the event of the employee's resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Changes in Outstanding Stock Options

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate

Three months ended 31 March 2016	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan	intrinsic value ($ thousands)

Outstanding at beginning of period	2,176	26,070	28,246	13.52	1.16
Exercised	—	(136)	(136)	—	1.15			70
Forfeitures and cancellations	(448)	—	(448)	15.09	—
Resignations, retirements, redundancies	—	(128)	(128)	—	1.15

Outstanding at end of period	1,728	25,806	27,534	13.11	1.16	1.94	4.42	13,674

Vested and exercisable at end of period	1,728	12,588	14,316	13.11	1.16	1.94	4.69

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments (Continued)

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate

Three months ended 31 March 2015	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan	intrinsic value ($ thousands)

Outstanding at beginning of period	3,525	26,780	30,305	13.07	1.17
Exercised	—	(229)	(229)	—	1.15			190
Forfeitures and cancellations	(523)	—	(523)	10.45	—
Resignations, retirements, redundancies	—	(6)	(6)	—	1.15

Outstanding at end of period	3,002	26,545	29,547	13.52	1.16	2.52	5.42	21,771

Vested and exercisable at end of period	3,002	8,465	11,467	13.52	1.16	2.52	5.42

Share Based Plans

          Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

          Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder's employment unless if in relation with the holder's misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder's employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

Employee Deferred Incentive Plan ("EDIP")

          Under the Bank's EDIP Plan, shares were awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan ("ELTIP") — Years 2012 and 2011

          Under the Bank's 2012 and 2011 ELTIP, shares were awarded to Bank employees and executive management, based on predetermined vesting conditions. Two types of vesting conditions upon which the shares were awarded comprise the ELTIP: 1) 50% of each share award was granted in the form of time vested shares, generally vesting equally over a three-year period from the effective grant date; and 2) 50% of each share award was granted in the form of

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments (Continued)

performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan ("ELTIP") — Years 2016, 2015, 2014 and 2013

          The 2016 ELTIP was approved on 18 February 2016. Under the Bank's 2016, 2015, 2014 and 2013 ELTIP, performance shares were awarded to executive management. These shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date.

	Three months ended

Changes in Outstanding ELTIP and EDIP awards	31 March 2016		31 March 2015

(in thousands of shares transferable upon vesting)	EDIP	ELTIP	EDIP	ELTIP

Outstanding at beginning of period	2,255	6,061	2,660	7,062
Granted	1,114	2,104	1,335	2,285
Vested (fair value in 2016: $6.3 million, 2015: $5.0 million)	(1,087)	(2,671)	(1,270)	(1,201)
Resignations, retirements, redundancies	(19)	(83)	—	—

Outstanding at end of period	2,263	5,411	2,725	8,146

Share-based Compensation Cost Recognised in Net Income

	Three months ended

	31 March 2016			31 March 2015

	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total

Share-based compensation cost	129	1,662	1,791	130	1,824	1,954

Unrecognised Share-based Compensation Cost	31 March 2016	31 March 2015

2010 Stock Option Plan
Time vesting options	1	150
Performance vesting options	8,595	8,799
EDIP	3,255	1,386
ELTIP
Time vesting shares	18	32
Performance vesting shares	6,136	3,199

Total unrecognised expense	18,005	13,566

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 18: Share buy-back plans

          The Bank initially introduced two share buy-back programmes on 1 May 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each programme was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each programme.

          From time to time the Bank's associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each programme, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase programme must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities. See Note 20, in which certain large one-time share buy-backs transactions are described.

Common Share Buy-Back Programme

          On 26 February 2015, the Board approved, with effect from 1 April 2015, the 2015 common share buy-back programme, authorising the purchase for treasury of up to eight million common shares.

          On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to eight million common shares.

		Year ended

	Three months ended 31 March 2016	2015	2014	2013	2012	Total

Common share buy-backs
Acquired number of shares (to the nearest 1)	165,417	2,503,707	8,567,340	4,038,482	7,260,051	22,534,997
Average cost per common share	1.64	1.94	1.99	1.39	1.24	1.63

Total cost (in US dollars)	272,048	4,862,248	17,018,412	5,610,907	8,999,061	36,762,676

Preference Share Buy-Back Programme

          On 26 February 2015, the Board approved, with effect from 5 May 2015, the 2015 preference share buy-back programme, authorising the purchase for cancellation of up to 5,000 preference shares.

		Year ended

	Three months ended 31 March 2016	2015	2014	2013	2012	Total

Preference share buy-backs
Acquired number of shares (to the nearest 1)	—	183	560	11,972	4,422	17,137
Average cost per preference share	—	1,151.55	1,172.26	1,230.26	1,218.40	1,224.46

Total cost (in US dollars)	—	210,734	656,465	14,728,624	5,387,777	20,983,600

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 19: Accumulated other comprehensive loss

				Employee benefit plans

31 March 2016	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal- employee benefits plans	Total AOCL

Balance at beginning of period	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)
Other comprehensive income (loss), net of taxes	(1,587)	(245)	19,129	467	(903)	(436)	16,861

Balance at end of period	(15,232)	(2,595)	19,072	(45,864)	(29,017)	(74,881)	(73,636)

				Employee benefit plans

31 March 2015	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal- employee benefits plans	Total AOCL

Balance at beginning of period	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)
Other comprehensive income (loss), net of taxes	(3,011)	—	13,440	685	(749)	(64)	10,365

Balance at end of period	(13,517)	—	22,461	(52,484)	(23,615)	(76,099)	(67,155)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 19: Accumulated other comprehensive loss (Continued)

Net Change of AOCL Components

		Three months ended

	Line item in the consolidated statements of operations, if any	31 March 2016	31 March 2015

Net unrealised gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(4,399)	(9,111)
Gains on net investment hedge	N/A	2,812	6,100

Net change		(1,587)	(3,011)
Held-to-maturity investment adjustments
Amortisation of net losses to net income	Interest income on investments	(245)	—

Net change		(245)	—
Available-for-sale investment adjustments
Gross unrealised gains (losses)	N/A	19,053	13,174
Transfer of realised (gains) losses to net income	Net realised gains (losses) on AFS investments	76	266

Net change		19,129	13,440
Employee benefit plans adjustments
Defined benefit pension plan
Amortisation of actuarial losses	Salaries and other employee benefits	426	334
Foreign currency translation adjustments of related balances	N/A	41	351

Net change		467	685
Post-retirement healthcare plan
Amortisation of net actuarial losses	Salaries and other employee benefits	683	837
Amortisation of prior service credit	Salaries and other employee benefits	(1,586)	(1,586)

Net change		(903)	(749)

Other comprehensive income, net of taxes		16,861	10,365

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 20: Capital structure

Authorised Capital

          The Bank's total authorised share capital as of 31 March 2016 and 31 December 2015 consisted of (i) 26 billion common shares of par value BD$0.01, (ii) 100,200,001 preference shares of par value US$0.01 and (iii) 50 million preference shares of par value £0.01.

          On 30 April 2015, Butterfield repurchased and cancelled 80,000,000 shares held by CIBC for $1.50 per share, for a total of $120 million. The remaining CIBC shareholding in Butterfield (representing 23,434,232 shares) was taken up by Carlyle Global Financial Services, L.P. at $1.50 per share and subsequently sold to other investors.

          On 13 August 2015, Butterfield repurchased and cancelled 4,000,000 shares held by two shareholders for $1.49 per share, for a total of $5.96 million.

Preference Shares

          On 22 June 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares (the "preference shares"). The issuance price was US$1,000 per share. The preference share buy-backs are disclosed in Note 18: Share Buy-Back Plans.

          The preference share principal and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiry of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank may redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time.

          Holders of preference shares will be entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of US $1,000 per preference share payable quarterly in arrears. In exchange for the Government's commitment, the Bank issued to the Government 4,279,601 warrants to purchase common shares of the Bank at an exercise price of $7.01. The warrants expire on 22 June 2019. During 2010, the warrants issued to the Government were adjusted in accordance with the terms of the guarantee and as a result the Government now holds 4,320,613 warrants with an exercise price of $3.47 as at 31 March 2016.

          On 11 May 2010, the Bank's Rights offering was over subscribed with the maximum allowable number of rights of 107,438,016 exercised and subsequently converted on the ratio of 0.07692 CVCP shares for each right unit exercised amounting to 8,264,157 CVCP shares issued. The CVCP shares have specific rights and conditions attached, which are explained in detail in the prospectus of the rights offering. On 31 March 2015, all remaining CVCP shares were converted to common shares at a ratio of 1:1.

Dividends Declared

          During the three months ended 31 March 2016, the Bank declared cash dividends of $0.01 (31 March 2015: $0.02) for each common share and CVCP share on record (CVCP shares were all converted to common shares on 31 March 2015) as of the related record dates. During the three

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 20: Capital structure (Continued)

months ended 31 March 2016 and 2015, the Bank declared the full 8.00% cash dividends on preference shares in each quarter.

          The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the "Companies Act") each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during the periods under review.

Regulatory Capital

          Effective 1 January 2016, the Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the Bermuda Monetary Authority ("BMA"). Basel III adopts Common Equity Tier 1 ("CET1") as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to 1 January 2016, the Bank's regulatory capital was determined in accordance with Basel II guidelines as issued by the BMA.

          The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at 31 March 2016 and 31 December 2015. The following table sets forth the Bank's capital adequacy in accordance with Basel III framework as at 31 March 2016 and Basel II framework as at 31 December 2015:

	31 March 2016 (Basel III)		31 December 2015 (Basel II)

	Actual	Regulatory minimum	Actual	Regulatory minimum

Capital
Common Equity Tier 1	526,039	N/A	N/A	N/A
Tier 1 capital	695,782	N/A	699,278	N/A
Tier 2 capital	99,975	N/A	119,164	N/A

Total capital	795,757	N/A	818,442	N/A
Risk Weighted Assets	4,252,058	N/A	4,304,074	N/A
Capital Ratios (%)
Common Equity Tier 1	12.4%	8.1%	N/A	N/A
Total Tier 1	16.4%	9.6%	16.2%	4.0%
Total Capital	18.7%	15.1%	19.0%	14.46%
Leverage ratio	6.5%	5.0%	N/A	N/A

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 21: Related party transactions

Financing Transactions

          Certain Directors and Executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to Directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to Executives may be eligible to preferential rates as described in the preceding paragraph. As at 31 March 2016, related party Director and Executive loan balances were $63.3 million (31 December 2015: $63.9 million). During the year three months ended 31 March 2016, new issuance of loans to Directors and Executives were $1.8 million and repayments were $2.4 million (year ended 31 December 2015: $18.4 and $25.2 million respectively). All of these loans were considered performing loans at as 31 March 2016 and 31 December 2015.

          On 27 June 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a significant shareholder which provides for maturity on 30 June 2017. This loan was made in the ordinary course of business on normal commercial terms. At 31 March 2016 and 31 December 2015, nil was outstanding under this agreement. For the three months ended 31 March 2016, nil (31 March 2015: $0.6 million) of interest income has been recognised in the consolidated statements of operations.

Capital Transaction

          Investments partnerships associated with the Carlyle Group hold approximately 23% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank's Board of Directors. Prior to 30 April 2015, Canadian Imperial Bank of Commerce ("CIBC") held approximately 19% of the Bank's equity voting power. On 30 April 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC's shares for $1.50 per share, or a total of $120 million, representing 80,000,000 common shares. The remaining 23% of CIBC's shareholding in Butterfield (representing 23.4 million shares) were acquired by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

Financial Transactions With Related Parties

          The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at 31 March 2016, these investments have a fair value of $5.0 million with an unrealized gain of $0.9 million (31 December 2015: $5.0 million and $0.9 million respectively) and were included in trading investments at their fair value. During the three months ended 31 March 2016, the Bank earned $1.3 million (31 March 2015: $1.3 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 22: Condensed financial statements of the parent company only

          Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (Parent company only)

Condensed Balance Sheets

(In thousands of US dollars)

	As at

	31 March 2016	31 December 2015

Assets
Cash and demand deposits with banks — Non-interest-bearing	23,150	28,146
Demand deposits with banks — Interest-bearing	120,470	125,826
Cash equivalents — Interest-bearing	400,416	691,438

Cash due from banks	544,036	845,410
Short-term investments	139,549	112,219
Investment in securities
Trading	6,123	6,167
Available-for-sale	1,415,177	1,227,953
Held-to-maturity (fair value: $423,483 (2015: $421,588))	416,304	422,000

Total investment in securities	1,837,604	1,656,120
Net assets of subsidiaries — Banks	368,555	355,062
Net assets of subsidiaries — Non-banks	7,048	7,173
Loans to third parties, net of allowance for credit losses	2,263,475	2,096,625
Loans to subsidiaries — Banks	63,258	71,331
Loans to subsidiaries — Non-banks	59,939	60,292
Accrued interest	15,416	13,872
Other assets	203,302	196,636

Total assets	5,502,182	5,414,740

Liabilities
Customer deposits
Non-interest bearing	1,372,650	1,348,877
Interest bearing	2,894,199	2,922,830

Total customer deposits	4,266,849	4,271,707
Bank deposits	106,007	102,574

Total deposits	4,372,856	4,374,281
Securities sold under agreement to repurchase	23,518	—
Employee benefit plans	122,029	122,135
Accrued interest	2,038	1,530
Preference share dividends payable	654	654
Other liabilities	77,229	48,786

Total other liabilities	225,468	173,105
Long-term debt	117,000	117,000

Total liabilities	4,715,324	4,664,386

Total shareholders' equity	786,858	750,354

Total liabilities and shareholders' equity	5,502,182	5,414,740

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 22: Condensed financial statements of the parent company only (Continued)

The Bank of N.T. Butterfield & Son Limited (Parent company only)

Condensed Statements of Operations

(In thousands of US dollars)

	Three months ended

	31 March 2016	31 March 2015

Non-interest income
Banking	4,452	4,318
Foreign exchange revenue	2,659	2,967
Other non-interest income	1,018	1,325
Dividends from subsidiaries — Banks	—	6,226

Total non-interest income	8,129	14,836

Interest income
Loans	31,176	28,995
Investments	9,977	9,875
Deposits with banks	576	351

Total interest income	41,729	39,221
Interest expense
Deposits	1,560	2,075
Long-term debt	1,094	1,384
Securities sold under repurchase agreements	70	—

Total interest expense	2,724	3,459

Net interest income before provision for credit losses	39,005	35,762
Provision for credit recoveries (losses)	(390)	193

Net interest income after provision for credit losses	38,615	35,955
Net trading gains	141	232
Net realised losses on available-for-sale investments	—	(270)
Net realised / unrealised losses on other real estate owned	(307)	(336)
Net other gains	1	63

Total other losses	(165)	(311)

Total net revenue	46,579	50,480
Non-interest expense
Salaries and other employee benefits	13,422	14,439
Technology and communications	8,702	8,518
Property	1,377	1,396
Professional and outside services	2,296	2,307
Indirect taxes	2,914	2,908
Marketing	385	368
Restructuring costs	106	—
Other expenses	1,154	813

Total non-interest expense	30,356	30,749

Net income before equity in undistributed earnings of subsidiaries	16,223	19,731

Equity in undistributed earnings of subsidiaries	10,538	8,229

Net income	26,761	27,960
Other comprehensive income, net of tax	16,861	10,365
Total comprehensive income	43,622	38,325

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 22: Condensed financial statements of the parent company only (Continued)

The Bank of N.T. Butterfield & Son Limited (Parent company only)

Condensed Statements of Cash Flows

(In thousands of US dollars)

	Three months ended

	31 March 2016	31 March 2015

Cash flows from operating activities
Net income	26,761	27,960
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	5,149	5,524
Decrease in carrying value of equity method investments	(336)	(284)
Share-based payments and settlements	1,791	1,954
Equity in undistributed earnings of subsidiaries	(10,538)	(8,229)
Net realised / unrealised losses on other real estate owned	307	329
Net realised losses on available-for-sale investments	—	270
Provision for credit losses (recoveries)	390	(193)
Changes in operating assets and liabilities
Decrease in accrued interest receivable	(1,544)	270
Decrease (increase) in other assets	(9,282)	(1,782)
(Decrease) increase in accrued interest payable	508	154
(Decrease) increase in other liabilities and employee benefit plans	30,670	(6,955)

Cash provided by operating activities from operations	43,876	19,018

Cash flows from investing activities
Net decrease in short-term investments	(27,330)	(1,402)
Available-for-sale investments: proceeds from sale	—	6,056
Available-for-sale investments: proceeds from maturities and pay downs	96,660	49,976
Available-for-sale investments: purchases	(273,836)	(124,758)
Held-to-maturity investments: proceeds from maturities and pay downs	5,558	1,413
Net change in trading investments	44	(231)
Net (increase) decrease in loans to third parties	(160,723)	28,294
Net (increase) decrease in loans to bank subsidiaries	1,556	3,245
Net (increase) decrease in loans to non-bank subsidiaries	353	1,306
Additions to premises, equipment and computer software	(2,055)	390
Proceeds from sale of other real estate owned	1,339	508
Dividends received from equity method investment	—	384

Cash used in investing activities	(358,434)	(34,819)

Cash flows from financing activities
Net increase in demand and term deposit liabilities	(1,425)	(1,602)
Net increase in securities sold under agreement to repurchase	23,518	—
Common shares repurchased	(272)	(3,188)
Preference shares repurchased	—	(211)
Proceeds from stock option exercises	156	265
Cash dividends paid on common and contingent value convertible preference shares	(4,674)	(10,915)
Cash dividends paid on preference shares	(3,657)	(3,660)
Preference shares guarantee fee paid	(462)	(457)

Cash provided by (used in) financing activities	13,184	(19,768)

Net effect of exchange rates on cash due from banks	—	—

Net decrease in cash due from banks	(301,374)	(35,569)
Cash due from banks at beginning of period	845,410	694,596

Cash due from banks at end of period	544,036	659,027

Supplemental disclosure of cash flow information
Cash interest paid	3,232	3,613

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited) (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 23: Subsequent events

          On 25 April 2016, the Board of Directors declared an interim dividend of $0.01 per common share to be paid on 27 May 2016 to shareholders of record on 13 May 2016.

          The Bank has performed an evaluation of subsequent events through to 20 May 2016, the date the consolidated financial statements were approved for issuance.

          In October 2015, the Bank announced that it had entered into an agreement with HSBC Bank Bermuda Limited ("HSBCBB") to acquire Bermuda Trust Company Ltd. (a wholly-owned subsidiary of HSBCBB) and the investment management operations of HSBCBB. The Bank has also entered into a referral agreement with HSBCBB in relation to the referral of HSBCBB's private banking clients to the Bank. The closing date for the transactions was 29 April 2016, at which time the Bank paid to HSBCBB a $7.0 million initial purchase price. A second payment of $2.1 million was made on 6 May 2016, with subsequent payments due in the second half of the year. The Bank is currently estimating the amounts of those subsequent payments as well as finalizing the purchase accounting given the recent timing of the transaction.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bank of N.T. Butterfield & Son Limited and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda

February 22, 2016 (except for Notes 28 and 29 to the consolidated financial statements, as to which the date is May 20, 2016)

The Bank of N.T. Butterfield & Son Limited

Consolidated Balance Sheets

(In thousands of US dollars, except share and per share data)

	As at

	31 December 2015	31 December 2014

Assets
Cash and demand deposits with banks — Non-interest-bearing	110,895	343,058
Demand deposits with banks — Interest-bearing	378,629	139,228
Cash equivalents — Interest-bearing	1,799,366	1,581,025

Cash and due from banks	2,288,890	2,063,311
Short-term investments	409,482	394,770
Investment in securities
Trading	321,299	417,385
Available-for-sale	2,201,349	2,233,549
Held-to-maturity (fair value: $701,495 (2014: $343,989))	701,282	338,177

Total investment in securities	3,223,930	2,989,111
Loans, net of allowance for credit losses
Loans	4,049,457	4,066,610
Allowance for credit losses	(49,302)	(47,482)

Total loans, net of allowance for credit losses	4,000,155	4,019,128
Premises, equipment and computer software	183,378	215,123
Accrued interest	17,460	19,241
Goodwill	23,462	24,821
Intangible assets	27,669	33,041
Equity method investments	12,786	12,838
Other real estate owned	11,206	19,300
Other assets	77,145	67,756

Total assets	10,275,563	9,858,440

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,348,878	1,021,400
Interest bearing	2,922,830	2,848,723
Non-Bermuda
Non-interest bearing	532,867	536,722
Interest bearing	4,363,093	4,224,826

Total customer deposits	9,167,668	8,631,671
Bank deposits
Bermuda	403	9,508
Non-Bermuda	14,075	30,398

Total deposits	9,182,146	8,671,577
Employee benefit plans	122,135	117,897
Accrued interest	2,744	4,754
Preference share dividends payable	654	655
Other liabilities	100,530	97,183

Total other liabilities	226,063	220,489
Long-term debt	117,000	117,000

Total liabilities	9,525,209	9,009,066

Commitments, contingencies and guarantees (Note 12)
Shareholders' equity
Preference share capital (USD 0.01 par; USD 1,000 liquidation preference) issued and outstanding: 182,863 (2014: 183,046)	2	2
Common share capital (BMD 0.01 par; authorised shares 26,000,000,000) issued and outstanding: 472,932,535 (2014: 550,023,138)	4,729	5,500
Contingent value convertible preference share capital (USD 0.01 par) issued and outstanding: nil (2014: 6,909,397)	—	69
Additional paid-in capital	1,221,088	1,348,465
Accumulated deficit	(368,618)	(405,056)
Less: treasury common shares, at cost: 9,240,317 shares (2014: 12,770,604)	(16,350)	(22,086)
Accumulated other comprehensive loss	(90,497)	(77,520)

Total shareholders' equity	750,354	849,374

Total liabilities and shareholders' equity	10,275,563	9,858,440

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Operations

(In thousands of US dollars, except per share data)

	Year ended

	31 December 2015	31 December 2014

Non-interest income
Asset management	18,910	17,728
Banking	35,221	34,280
Foreign exchange revenue	31,896	29,379
Trust	40,264	38,268
Custody and other administration services	9,522	10,166
Other non-interest income	4,359	5,009

Total non-interest income	140,172	134,830

Interest income
Interest and fees on loans	186,486	191,986
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	5,894	9,078
Available-for-sale	51,077	48,044
Held-to-maturity	12,607	10,635
Deposits with banks	6,517	5,358

Total interest income	262,581	265,101
Interest expense
Deposits	18,446	20,903
Long-term debt	4,861	5,628
Securities sold under repurchase agreements	8	83

Total interest expense	23,315	26,614

Net interest income before provision for credit losses	239,266	238,487
Provision for credit losses	(5,741)	(8,048)

Net interest income after provision for credit losses	233,525	230,439
Net trading gains	(562)	10,070
Net realised gains (losses) on available-for-sale investments	(4,407)	8,680
Net realised / unrealised gains (losses) on other real estate owned	277	(1,804)
Impairment of fixed assets	(5,083)	(1,986)
Net gain on sale of equity method investments	—	277
Net other gains	338	451

Total other gains (losses)	(9,437)	15,688

Total net revenue	364,260	380,957
Non-interest expense
Salaries and other employee benefits	134,917	129,761
Technology and communications	57,069	57,119
Property	21,539	24,312
Professional and outside services	27,638	24,022
Non-income taxes	13,882	14,175
Amortisation of intangible assets	4,424	4,281
Marketing	3,919	3,802
Restructuring costs	2,183	—
Other expenses	19,674	15,495

Total non-interest expense	285,245	272,967

Net income before income taxes	79,015	107,990
Income tax benefit (expense)	(1,276)	169

Net income	77,739	108,159

Cash dividends declared on preference shares	(14,631)	(14,712)
Preference shares guarantee fee	(1,824)	(1,834)
Premium paid on repurchase of preference shares	(28)	(96)

Net income attributable to common shareholders	61,256	91,517

Earnings per common share
Basic earnings per share	0.13	0.17
Diluted earnings per share	0.12	0.16

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Comprehensive Income

(In thousands of US dollars)

	Year ended

	31 December 2015	31 December 2014

Net income	77,739	108,159
Other comprehensive income (loss), net of taxes
Net change in unrealised gains and losses on translation of net investment in foreign operations	(3,139)	(2,874)
Accretion of net unrealised losses on held-to-maturity investments transferred from available-for-sale investments	365	—
Net change in unrealised gains and losses on available-for-sale investments	(11,793)	40,085
Employee benefit plans adjustments	1,590	(47,143)

Other comprehensive (loss), net of taxes	(12,977)	(9,932)

Total comprehensive income	64,762	98,227

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Changes in Shareholders' Equity

	Year ended

	31 December 2015		31 December 2014

	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars

Common share capital issued and outstanding
Balance at beginning of year	550,023,138	5,500	549,803,460	5,498
Conversion of contingent value preference shares	6,909,397	69	219,678	2
Retirement of shares	(84,000,000)	(840)	—	—

Balance at end of year	472,932,535	4,729	550,023,138	5,500

Preference shares
Balance at beginning of year	183,046	2	183,606	2
Repurchase and cancellation of preference shares	(183)	—	(560)	—

Balance at end of year	182,863	2	183,046	2

Contingent value convertible preference shares
Balance at beginning of year	6,909,397	69	7,129,075	71
Conversion to common shares	(6,909,397)	(69)	(219,678)	(2)

Balance at end of year	—	—	6,909,397	69

Additional paid-in capital
Balance at beginning of year		1,348,465		1,344,755
Share-based compensation		7,703		8,869
Share-based settlements		(9,749)		(4,503)
Reduction of carrying value on repurchase of preference shares		(183)		(560)
Premium paid on repurchase of preference shares		(28)		(96)
Retirement of shares		(125,120)		—

Balance at end of year		1,221,088		1,348,465

Accumulated deficit
Balance at beginning of year		(405,056)		(469,229)
Net income for year		77,739		108,159
Common share cash dividends declared and paid, $0.05 per share (2014 $0.05 per share)		(24,846)		(27,440)
Cash dividends declared on preference shares, $80.00 per share (2014: $80.00 per share)		(14,631)		(14,712)
Preference shares guarantee fee		(1,824)		(1,834)

Balance at end of year		(368,618)		(405,056)

Treasury common shares
Balance at beginning of year	12,770,604	(22,086)	8,310,421	(10,948)
Purchase of treasury common shares	2,503,707	(4,862)	8,567,340	(17,018)
Share-based settlements	(6,033,994)	10,598	(4,107,157)	5,880

Balance at end of year	9,240,317	(16,350)	12,770,604	(22,086)

Accumulated other comprehensive loss
Balance at beginning of year		(77,520)		(67,588)
Other comprehensive income (loss), net of taxes		(12,977)		(9,932)

Balance at end of year		(90,497)		(77,520)

Total shareholders' equity		750,354		849,374

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Cash Flows

(In thousands of US dollars)

	Year ended

	31 December 2015	31 December 2014

Cash flows from operating activities
Net income	77,739	108,159
Adjustments to reconcile net income from continuing operations to operating cash flows
Depreciation and amortisation	50,069	45,116
Impairment of fixed assets	5,083	1,986
Increase in carrying value of equity method investments	(980)	(834)
Share-based payments and settlements	7,913	9,049
Fair value adjustments of a contingent payment	(143)	1,070
Net realised (gains) losses on available-for-sale investments	4,407	(8,680)
Equity pick up on private equity partnership investment	(224)	(458)
Net (gains) losses on other real estate owned	(277)	1,804
Loss on sale of premises and equipment	28	—
Net gain on sales of equity method investments	—	(277)
Provision for credit losses	5,741	8,048
Changes in operating assets and liabilities
Decrease in accrued interest receivable	1,417	594
(Increase) in other assets	(10,259)	(3,955)
Increase (decrease) in accrued interest payable	(1,907)	1,040
Increase (decrease) in other liabilities and employee benefit plans	16,932	(18,885)

Cash provided by operating activities from operations	155,539	143,777

Cash flows from investing activities
Net increase in short-term investments	(28,358)	(343,773)
Available-for-sale investments: proceeds from sale	238,756	130,453
Available-for-sale investments: proceeds from maturities and pay downs	435,827	198,311
Available-for-sale investments: purchases	(1,018,759)	(800,865)
Held-to-maturity investments: proceeds from maturities and pay downs	26,965	12,426
Held-to-maturity investments: purchases	(50,283)	(18,073)
Net change in trading investments	96,086	134,905
Net (increase) decrease in loans	(36,876)	145,023
Additions to premises, equipment and computer software	(1,477)	(6,128)
Proceeds from sale of other real estate owned	11,238	12,389
Equity method investments: net proceeds on sale, dividends received and return on capital	1,032	806
Net amounts received for assuming deposits acquired from another bank	—	310,578
Purchase of subsidiary	—	(34,757)

Cash used in investing activities	(325,849)	(258,705)

Cash flows from financing activities
Net increase in demand and term deposit liabilities	598,578	637,705
Net decrease in securities sold under agreement to repurchase	—	(25,535)
Repayment of long-term debt	—	(90,000)
Common shares repurchased	(130,822)	(17,018)
Preference shares repurchased	(211)	(656)
Proceeds from stock option exercises	640	1,198
Cash dividends paid on common and contingent value convertible preference shares	(24,846)	(27,440)
Cash dividends paid on preference shares	(14,631)	(14,673)
Preference shares guarantee fee paid	(1,824)	(1,834)

Cash provided by financing activities	426,884	461,747

Net effect of exchange rates on cash due from banks	(30,995)	(13,980)

Net increase in cash due from banks	225,579	332,839
Cash due from banks at beginning of year	2,063,311	1,730,472

Cash due from banks at end of year	2,288,890	2,063,311

Supplemental disclosure of cash flow information
Cash interest paid	21,408	27,654
Cash income tax paid	596	985
Non-cash items
Transfer to other real estate owned	3,400	6,086
Transfer of available-for-sale investments to held-to-maturity investments	340,969	—

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements

(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

          The Bank of N.T. Butterfield & Son Limited ("Butterfield", "Bank" or the "Company") is incorporated under the laws of Bermuda and has a banking licence under the Bank and Deposit Companies Act, 1999 ("the Act"). Butterfield is regulated by the Bermuda Monetary Authority ("BMA"), which operates in accordance with Basel principles.

          Butterfield is a full service community bank in Bermuda and Cayman and a provider of specialised wealth management services in all its jurisdictions. Services offered include retail, private and corporate banking, treasury, custody, asset management and personal and institutional trust services. The Bank provides such services from six jurisdictions: Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The Bank holds all applicable licences required in the jurisdictions in which it operates.

Note 2: Significant accounting policies

a.      Basis of Presentation and Use of Estimates and Assumptions

          The accounting and financial reporting policies of the Bank and its subsidiaries conform to generally accepted accounting principles in the United States of America ("GAAP"). The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year, and actual results could differ from those estimates.

          Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting policies upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:

  •
  Allowance for credit losses

  •
  Fair value and impairment of financial instruments

  •
  Impairment of long-lived assets

  •
  Impairment of goodwill

  •
  Employee benefit plans

  •
  Share-based payments

b.      Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively the "Bank"), and those variable interest entities ("VIEs") where the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

The Bank consolidates subsidiaries where it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of whether the Bank meets the criteria to be considered the primary beneficiary of a VIE requires a periodic evaluation of all transactions (such as investments, loans and fee arrangements) with the entity. During the periods under review, the Bank had no interests in VIEs where the Bank was considered the primary beneficiary.

          Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments in designated VIEs, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other non-interest income.

c.      Foreign Currency Translation

          On 1 January 2016, the Bank retrospectively changed its financial statements' reporting currency from Bermuda dollars to United States ("US") dollars for all periods presented to increase comparability of the Bank's financial position and results with market peers. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par and consequently, this change in reporting currency has not resulted in a change in comparative amounts presented in the financial statements. Assets and liabilities of the parent company arising from other foreign currency transactions are translated into US dollars at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statements of operations.

          The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealised translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within accumulated other comprehensive loss ("AOCL"). Gains and losses on foreign currency based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

d.      Assets Held in Trust or Custody

          Securities and properties (other than cash and deposits held with the Bank and its subsidiaries) held in trust, custody, agency or fiduciary capacity for customers are not included in the consolidated balance sheets because the Bank is not the beneficiary of these assets.

e.      Cash due from banks

          Cash due from banks include cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months' maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills.

f.       Short-Term Investments

          Short-term investments comprise restricted term and demand deposits and unrestricted term deposits and treasury bills with less than one year but greater than three months maturity from the date of acquisition. From August 2014, certificates of deposit with less than one year but greater than three months maturity from the date of acquisition are designated as short term investments as the investments are highly liquid and subject to an insignificant risk of change in fair value. Prior to to August 2014, these were classified as trading investments.

g.      Investments

          Investments securities are classified as trading, available-for-sale ("AFS") or held-to-maturity ("HTM").

          Investments are classified as trading when management has the intent to sell these investments either for profit or to invest the cash received by taking customer deposits, principally those in foreign currencies. Debt and equity securities classified as trading investments are carried at fair value in the consolidated balance sheets, with unrealised gains and losses included in the consolidated statements of operations as net realised / unrealised gains (losses) on trading investments. Investments are classified primarily as AFS when used to manage the Bank's exposure to interest rate and liquidity movements, as well as to make strategic longer-term investments. AFS investments are carried at fair value in the consolidated balance sheets with unrealised gains and losses reported as net increase or decrease to AOCL. Investments that the Bank has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortised cost in the consolidated balance sheets. Unrecognised gains and losses on HTM securities are disclosed in the notes to the consolidated financial statements.

          The specific identification method is used to determine realised gains and losses on trading, AFS and HTM investments, which are included in net realised gains and losses on AFS and HTM investments, respectively, in the consolidated statements of operations.

          Dividend and interest income, including amortisation of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. For securities with uncertain cash flows, the investments are accounted for under the cost recovery method, whereby all principal and coupon payments received are applied as a reduction of the amortised cost and carrying amount. Accrual of income is suspended in respect of debt securities that are in default, or from which it is unlikely that future interest payments will be received as scheduled.

          Contained within other assets are investments in private equity for which the Bank does not have sufficient rights or ownership interests to follow the equity method of accounting. Unquoted equity investments which are held directly by the Bank and which do not have readily determinable fair values are recorded at cost and reviewed for impairment if indicators of impairment exist.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          Equity method investments which include investments whereby the Bank has the ability to influence, but not control, the financial or operating policies of such entities, are accounted for using the equity method of accounting.

Recognition of other-than-temporary impairments

          For debt securities, management considers a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortised cost basis of the security. Investments in debt securities in unrealised loss positions are analysed as part of management's ongoing assessment of other-than-temporary impairment ("OTTI"). When management intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortised cost, it recognises an impairment loss equal to the full difference between the amortised cost basis and the fair value of those securities. When management does not intend to sell or it is not more likely than not that the Bank will be required to sell such securities before recovering the amortised cost, management determines whether any credit losses exist to identify any OTTI.

          Under certain circumstances, management will perform a qualitative determination and consider a variety of factors, including the length of time and extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. Alternatively, management estimates cash flows over the remaining lives of the underlying security to assess whether credit losses exist.

          In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognised in net income. For AFS investments, the decrease in fair value relating to factors other than credit losses are recognised in AOCL. Cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period, including, for example, underlying loan-level data, and structural features of securitisation, such as subordination, excess spread, over collateralisation or other forms of credit enhancement. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, and market sentiment.

          With respect to the pass-through note investment ("PTN"), prior to its redemption in 2014, management compared cash flow projections to fair value and amortised cost to determine if any credit losses existed. Management's cash flow forecasts for the PTN were created in conjunction with a specialist in analytical cash flow modelling. Management also performed other analyses to support its cash flow projections to assess the reasonability.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          Management's fair valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values which may be greater or lower than the actual value at which the investments may be ultimately sold or the ultimate cash flows that may be recovered. If the assumptions on which management based its fair valuations change, the Bank may experience additional OTTI or realised losses or gains, and the period-to-period changes in value could vary significantly.

h.      Loans

          Loans are reported as the principal amount outstanding, net of allowance for credit losses, unearned income, fair value adjustments arising from hedge accounting and net deferred loan fees. Interest income is recognised over the term of the loan using the effective interest method except for loans classified as non-accrual. Prepayments are treated as a reduction of principal outstanding which is recognized upon receipt of payment. Prepayment penalties, if applicable under the terms of the specific loan agreement, are recognized also upon receipt of payment.

Acquired loans

          Acquired loans are recorded at fair value at the date of acquisition. No allowance for credit losses is recorded on the acquisition date as the fair value of the acquired assets incorporates assumptions regarding credit risk. Acquired loans with evidence of credit quality deterioration for which it is probable that the Bank will not receive all contractually required payments receivable are accounted for as purchased credit-impaired loans. Generally, acquired loans that meet the Bank's definition for non-accrual status are considered to be credit-impaired.

          The excess of the cash flows expected to be collected on purchased credit-impaired loans, measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan using an effective yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the non-accretable difference which is included as a reduction of the carrying amount of the purchased credit-impaired loans.

          The Bank evaluates at each balance sheet date the estimated cash flows and corresponding carrying value of purchased credit-impaired loans in the same manner as for the measurement of impaired loans, as is described below. The Bank evaluates at each balance sheet date whether the carrying value of its purchased credit-impaired loans has decreased and if so, recognises an allowance for credit losses in its consolidated statements of operations. For any increases in cash flows expected to be collected, the Bank adjusts any prior recorded allowance for purchased credit-impaired loans first, and then the amount of accretable yield recognized on a prospective basis over the purchased credit-impaired loan's remaining life. Purchased credit-impaired loans are not considered non-performing and continue to have an accretable yield as long as there is a reasonable expectation about the timing and amount of cash flows expected to be collected.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

Impaired loans

          A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accruing loans and all loans modified in a troubled debt restructuring ("TDR") even if full collectability is expected following the restructuring.

          When a loan is identified as impaired, the impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases the current fair value of the collateral, less selling costs, is used instead of discounted cash flows.

          If the Bank determines that the expected realisable value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortised premium or discount), impairment is recognised through an allowance estimate. If the Bank determines that part of the allowance is uncollectible, that amount is charged off.

Non-accrual

          Commercial, commercial real estate and consumer loans (excluding credit card consumer loans) are placed on non-accrual status generally if:

  •
  in the opinion of management, full payment of principal or interest is in doubt; or

  •
  principal or interest is 90 days past due.

          Residential mortgages are placed on non-accrual status immediately if:

  •
  in the opinion of management, full payment of principal or interest is in doubt; or

  •
  when principal or interest is 90 days past due, unless the loan is well secured and any ongoing collection efforts are reasonably expected to result in repayment of all amounts due under the contractual terms of the loan.

          Interest income on non-accrual loans is recognised only to the extent it is received in cash. Cash received on non-accrual loans where there is no doubt regarding full repayment (no impairment recognised in the form of a specific allowance) is first applied as repayment of the past due principal amount of the loan and secondly to past due interest and fees.

          Where there is doubt regarding the ultimate full repayment of the non-accrual loan (impairment recognised in the form of a specific allowance), all cash received is applied to reduce the principal amount of the loan. Interest income on these loans is recognised only after the entire balance receivable is recovered and interest is actually received.

          Loans are returned to accrual status when:

  •
  none of the principal or accrued interest is past due (with certain exceptions as noted below) and the Bank expects repayment of the remaining contractual obligation; or

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

  •
  when the loan becomes well secured and in the process of collection.

Loans modified in a troubled debt restructuring ("TDR")

          A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession from originally agreed terms. If a restructuring is considered a TDR, the Bank is required to make certain disclosures in the notes of the consolidated financial statements and individually evaluate the restructured loan for impairment. The Bank employs various types of concessions when modifying a loan that it would not otherwise consider which may include extension of repayment periods, interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimise economic loss and to avoid foreclosure or repossession of collateral.

          Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor is often requested. Commercial mortgage and construction loans modified in a TDR often involve extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period.

          Residential mortgage modifications generally involve a short-term forbearance period after which the missed payments are added to the end of the loan term, thereby extending the maturity date. Interest continues to accrue on the missed payments and as a result, the effective yield on the mortgage remains unchanged. As the forbearance period usually involves an insignificant payment delay they typically do not meet the reporting criteria for a TDR.

          Automobile loans modified in a TDR are primarily comprised of loans where the Bank has lowered monthly payments by extending the term.

          When a loan undergoes a TDR, the determination of the loan's accrual versus non-accrual status following the modification depends on several factors. As with the risk rating process, the accrual status decision for such a loan is a separate and distinct process from the loan's TDR analysis and determination. Management considers the following in determining the accrual status of restructured loans:

  •
  If the loan was appropriately on accrual status prior to the restructuring, the borrower has demonstrated performance under the previous terms, and the bank's credit evaluation shows the borrower's capacity to continue to perform under the restructured terms (both principal and interest payments), it is likely that the appropriate conclusion is for the loan to remain on accrual at the time of the restructuring. This evaluation must include consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan was restructured. A sustained period of repayment performance generally would be a minimum of six months and would involve payments of cash or cash equivalents; or

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

  •
  If the loan was on non-accrual status before the restructuring, but the bank's credit evaluation shows the borrower's capacity to meet the restructured terms, the loan would likely remain as non-accrual until the borrower has demonstrated a reasonable period of sustained repayment performance. As noted above, this period generally would be at least six months (thereby providing reasonable assurance as to the ultimate collection of principal and interest in full under the modified terms). Sustained performance before the restructuring may be taken into account.

          Loans that have been modified in a TDR are restored to accrual status only when interest and principal payments are brought current for a continuous period of six months under the modified terms. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

          A loan that is modified in a TDR prior to becoming impaired will be left on accrual status if full collectability in accordance with the restructured terms is expected. The Bank works with its customers in these difficult economic times and may enter into a TDR for loans that are in default, or at risk of defaulting, even if the loan is not impaired.

          A loan that had previously been modified in a TDR and is subsequently refinanced under current underwriting standards at a market rate with no concessionary terms is accounted for as a new loan and is no longer reported as a TDR.

Delinquencies

          The entire balance of an account is contractually delinquent if the minimum payment of principal or interest is not received by the specified due date. Delinquency is reported on loans that are more than 30 days past due.

Charge-offs

          The Bank recognises charge-offs when it determines that loans are uncollectible, and this generally occurs when all commercially reasonable means of recovering the loan balance have been exhausted.

          Commercial and consumer loans are either fully or partially charged-off down to the fair value of collateral securing the loans when:

  •
  management judges the loan to be uncollectible;

  •
  repayment is expected to be protracted beyond reasonable time frames;

  •
  the asset has been classified as a loss by either the Bank's internal loan review process or third party appriasers; or

  •
  the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets or cash flow.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          The outstanding balance of commercial and consumer real estate secured loans and residential mortgages that are in excess of the estimated property value, less costs to sell, is charged-off once there is reasonable assurance that such excess outstanding balance is not recoverable.

          Credit card consumer loans that are contractually 180 days past due and other consumer loans with an outstanding balance under $100,000 that are contractually 180 days past due are generally written off and reported as charge-offs.

i.       Allowance for Credit Losses

          The Bank maintains an allowance for credit losses, which in management's opinion is adequate to absorb all estimated credit-related losses in its lending and off-balance sheet credit-related arrangements at the balance sheet date. The allowance for credit losses consists of specific allowances and a general allowance as follows:

Specific allowances

          Specific allowances are determined on an exposure-by-exposure basis and reflect the associated estimated credit loss. The specific allowance for credit loss is computed as the difference between the recorded investment in the loan and the present value of expected future cash flows from the loan. The effective rate of return on the loan is used for discounting the cash flows. However, when foreclosure of a collateral-dependent loan is probable, the Bank measures impairment based on the fair value of the collateral. The Bank considers estimated costs to sell, on a discounted basis, in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. If the measurement of an impaired loan is less than the recorded investment in the loan, then the Bank recognises impairment by creating an allowance with a corresponding charge to provision for credit losses.

          For all commercial and commercial real estate TDRs, the Bank conducts further analysis to determine the probable amount of loss and establishes a specific allowance for the loan, if appropriate. The Bank estimates the impairment amount by comparing the loan's carrying amount to the estimated present value of its future cash flows or the fair value of its underlying collateral. For collateral-dependent impaired commercial and commercial real estate loans, the excess of the Company's recorded investment in the loan over the fair value of the collateral, less cost to sell, is charged off to the specific allowance.

          For consumer and residential mortgage TDRs that are not collateral-dependent, allowances are developed using the present value of expected future cash flows, compared to the recorded investment in the loans. Expected re-default factors are considered in this analysis. The fair value of collateral is periodically monitored subsequent to the modification.

General allowances

          The allowance for credit losses attributed to the remaining portfolio is established through various analyses that estimate the incurred loss at the balance sheet date inherent in the lending and off-balance sheet credit-related arrangements portfolios. These analyses consider historical

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

default rates and loss severities, geographic, industry, and other environmental factors. Management also considers overall portfolio indicators including trends in internally risk rated exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic and portfolio concentrations, including current developments within those segments. In addition, management considers the current business strategy and credit process, including limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

          Each portfolio of smaller balance, homogeneous loans, including consumer instalment, revolving credit, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent and incurred in the portfolio, based upon various analyses. Management considers overall portfolio indicators including historical credit losses; delinquent (defined as loans that are more than 30 days past due), non-performing, and classified loans; trends in volumes and terms of loans; an evaluation of overall credit quality; the credit process, including lending policies and procedures; and economic, geographical, product, and other environmental factors.

j.       Business Combinations, Goodwill and Intangible Assets

          All business combinations are accounted for using the acquisition method. Identifiable intangible assets (mostly customer relationships) are recognised separately from goodwill and are initially valued at fair value using discounted cash flow calculations and other recognised valuation techniques. Goodwill represents the excess of the fair value of the consideration paid for the acquisition of a business over the fair value of the net assets acquired. Contingent purchase consideration was measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability will be recorded through the consolidated statements of operations.

          Goodwill is tested annually for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill. Other acquired intangible assets with finite lives are amortised on a straight-line basis over their estimated useful lives, not exceeding 15 years. Intangible assets' estimated lives are re-evaluated annually and an impairment test is carried out if certain indicators of impairment exist.

k.      Premises, Equipment and Computer Software

          Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and three to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalises certain costs, including interest cost incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortised on a straight-line basis over the software's expected useful life, which is between five and 10 years.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition out of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the assets carrying value. Otherwise, a loss is recorded. If there is an abandoment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

l.       Other Real Estate Owned

          Other real estate owned ("OREO") is comprised of real estate property held for sale and commercial and residential real estate properties acquired in partial or total satisfaction of loans acquired through foreclosure proceedings, acceptance of a deed-in-lieu of foreclosure or by taking possession of assets that were used as loan collateral. These properties are initially recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the specific allowance. If the carrying value of the real estate exceeds the property's fair value at the time of reclassification, an impairment charge is recorded in the consolidated statements of operations. Subsequent decreases in the property's fair value below the new cost basis are recorded through the use of a valuation allowance. Subsequent increases in the fair value of a property may be used to reduce the allowance but not below zero. Any operating expenses of the property are recognised through charges to non-interest expense.

m.     Derivatives

          All derivatives are recognised on the consolidated balance sheets at their fair value. On the date that the Bank enters into a derivative contract, it designates the derivative as: a hedge of the fair value of a recognised asset or liability (a fair value hedge); a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognised asset or liability (a cash flow hedge); a hedge of an exposure to foreign currency risk of a net investment in a foreign operation (a net investment hedge); or, an instrument that is held for trading or non-hedging purposes (a trading or non-hedging derivative instrument).

          All instruments utilised as a hedging instrument in a fair value hedge or cash flow hedge must have one or more underlying notional amounts, no or a minimal net initial investment and a provision for net settlement in the contract to meet the definition of a derivative instrument. Instruments utilised as a hedging instrument in a hedge of a net investment in foreign operations may be derivative instruments or non-derivatives.

          The changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in current year earnings.

          The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive loss ("OCL")

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

and the ineffective portion is recorded in current year earnings. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in earnings. However, the ineffectiveness from a derivative that under compensates is not recorded in earnings.

          The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCL, depends on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment ("CTA") account within OCL.

          Changes in the fair value of trading and non-hedging derivative instruments are reported in current year earnings.

          The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or specific firm commitments or forecasted transactions.

          The Bank also formally assesses whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

          For those hedge relationships that are terminated, hedge designations that are elected to be removed, forecasted transactions that are no longer expected to occur, or the hedge relationship ceases to be highly effective, the hedge accounting treatment described in the paragraphs above is no longer applied and the end-user derivative is terminated or transferred to the trading designation. For fair value hedges, any changes to the carrying value of the hedged item prior to the discontinuance remain as part of the basis of the asset or liability. When a cash flow hedge is discontinued, the net derivative gain (loss) remains in AOCL unless it is probable that the forecasted transaction will not occur in the originally specified time period.

n.      Securities Sold Under Agreements to Repurchase

          Securities sold under agreements to repurchase (securities financing agreements) are treated as collateralised financing transactions. The obligation to repurchase is recorded at the value of the cash received on sale adjusted for the amortisation of the difference between the sale price and the agreed repurchase price. The amortisation of this amount is recorded as an interest expense.

o.      Collateral

          The Bank pledges assets as collateral as required for various transactions involving security repurchase agreements, deposit products and derivative financial instruments. Assets that have been pledged as collateral, including those that can be sold or repledged by the secured party, continue to be reported on the Bank's consolidated balance sheets under the same line items as non-pledged assets of the same type.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

p.      Employee Benefit Plans

          The Bank maintains trusteed pension plans for substantially all employees as either non-contributory defined benefit plans or defined contribution plans. Benefits under the defined benefit plans are primarily based on the employee's years of credited service and average annual salary during the final years of employment as defined in the plans. The Bank also provides post-retirement medical benefits for certain qualifying active and retired Bermuda-based employees.

          Expense for the defined benefit pension plans and the post-retirement medical benefits plan is comprised of (a) the actuarially determined benefits for the current year's service, (b) imputed interest on the actuarially determined liability of the plan, (c) in the case of the defined benefit pension plans, the expected investment return on the fair value of plan assets and (d) amortisation of certain items over the expected average remaining service life of employees in the case of the active defined benefit pension plans, estimated average remaining life expectancy of the inactive participants in the case of the inactive defined benefit pension plans and the expected average remaining service life to full eligibility age of employees covered by the plan in the case of the post-retirement medical benefits plan. The items amortised are amounts arising as a result of experience gains and losses, changes in assumptions, plan amendments and the change in the net pension asset or post-retirement medical benefits liability arising on adoption of revised accounting standards.

          For each of the defined benefit pension plans and for the post-retirement medical benefits plan, the asset and liability recognised for accounting purposes are reported in other assets and employee benefit plans respectively. The actuarial gains and losses, transition obligation and prior service costs of the defined pension plans and post-retirement medical benefits plan are recognised in OCL net of tax and amortised to net income over the average service period for the active defined benefit pension plans and post-retirement medical benefits plan and average remaining life expectancy for the inactive defined benefit pension plans.

          For the defined contribution pension plans, the Bank and participating employees provide an annual contribution based on each participating employee's pensionable earnings. Amounts paid are expensed in the period.

q.      Share-Based Compensation

          The Bank engages in equity settled share-based payment transactions in respect of services received from eligible employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the consolidated statements of operations over the shorter of the vesting or service period.

          The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. Time vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the consolidated statements of operations reflects the number of vested

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

shares or share options. The Bank recognises compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).

r.       Revenue Recognition

          Trust, custody and other administration services fees include fees for private and institutional trust, executorship, and custody services. Asset management fees include fees for investment management, investment advice and brokerage services. Fees are recognised as revenue over the period of the relationship or when the Bank has rendered all services to the clients and is entitled to collect the fee from the client, as long as there are no contingencies associated with the fees.

          Banking services fees primarily include fees for letters of credit and other financial guarantees, compensating balances, overdraft facilities and other financial services-related products as well as credit card fees. Letters of credit and other financial guarantees fees are recognised as revenue over the period in which the related guarantee is outstanding. Credit card fees are comprised of merchant discounts, late fees and membership fees, net of interchange and rewards costs. Credit card fees are recognised in the period in which the service is provided. All other fees are recognised as revenue in the period in which the service is provided.

          Foreign exchange revenue includes fees earned on currency exchange transactions which are recognised when such transactions occur, as well as gains and losses recognised when translating financial instruments held or due in currencies other than the local functional currency at the rates of exchange prevailing at the balance sheet date.

          Loan interest income includes the amortisation of deferred non-refundable loan origination and commitment fees. These fees are recognised as an adjustment of yield over the life of the related loan. Loan origination and commitment fees are offset by their related direct costs and only the net amounts are deferred and amortised into interest income.

          Dividend and interest income, including amortisation of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. Loans placed on non-accrual status and investments with uncertain cash flows are accounted for under the cost recovery method, whereby all principal, dividends, interest and coupon payments received are applied as a reduction of the amortised cost and carrying amount.

s.      Fair Values

          Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximise the use of observable inputs and minimise the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

may be used to measure fair value. Investments classified as trading and AFS, and derivative assets and liabilities are recognised in the consolidated balance sheets at fair value.

Level 1, 2 and 3 valuation inputs

          Management classifies items that are recognised at fair value on a recurring basis based on the level of inputs used in their respective fair value determination as described below.

          Fair value inputs are considered Level 1 when based on unadjusted quoted prices in active markets for identical assets.

          Fair value inputs are considered Level 2 when based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

          Fair value inputs are considered Level 3 when based on internally developed models using significant unobservable assumptions involving management's estimations or non-binding bid quotes from brokers.

          The following methods and assumptions were used in the determination of the fair value of financial instruments:

Cash due from banks

          The carrying amount of cash and demand deposits with banks, being short-term in nature, is deemed to approximate fair value.

          Cash equivalents include unrestricted term deposits, certificates of deposits and Treasury bills with a maturity of less than three months from the date of acquisition and the carrying value at cost is considered to approximate fair value because they are short term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

Short-term investments

          Short-term investments comprise restricted term and demand deposits and unrestricted term deposits, certificates of deposit and treasury bills with less than one year but greater than three months' maturity from the date of acquisition. The carrying value at cost is considered to approximate fair value because they are short term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

Trading investments and defined benefit pension plan equity securities and mutual funds

          Trading investments include equities, mutual funds and debt securities issued by both US and non-US governments. The fair value of listed equity securities is based upon quoted market values. Investments in actively traded mutual funds are based on their published net asset values. See "AFS and HTM investments and defined benefit pension plan fixed income securities" below for valuation techniques and inputs of fixed income securities.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

AFS and HTM investments and defined benefit pension plan fixed income securities

          The fair values for AFS investments are generally sourced from third parties. The fair value of fixed income securities is based upon quoted market values where available, "evaluated bid" prices provided by third party pricing services ("pricing services") where quoted market values are not available, or by reference to broker or underwriter bid indications where pricing services do not provide coverage for a particular security. To the extent the Bank believes current trading conditions represent distressed transactions, the Bank may elect to utilise internally generated models. The pricing services typically use market approaches for valuations using primarily Level 2 inputs (in the vast majority of valuations), or some form of discounted cash flow analysis.

          Pricing services indicate that they will only produce an estimate of fair value if there is objectively verifiable information available to produce a valuation. Standard inputs to the valuations provided by the pricing services listed in approximate order of priority for use when available include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The pricing services may prioritise inputs differently on any given day for any security, and not all inputs listed are available for use in the evaluation process on any given day for each security evaluation. However, the pricing services also monitor market indicators and industry and economic events. When these inputs are not available, pricing services identify "buckets" of similar securities (allocated by asset class types, sectors, sub-sectors, contractual cash flows/structure, and credit rating characteristics) and apply some form of matrix or other modelled pricing to determine an appropriate security value which represents their best estimate as to what a buyer in the marketplace would pay for a security in a current sale.

          It is common industry practice to utilise pricing services as a source for determining the fair values of investments where the pricing services are able to obtain sufficient market corroborating information to allow them to produce a valuation at a reporting date. In addition, in the majority of cases, although a value may be obtained from a particular pricing service for a security or class of similar securities, these values are corroborated against values provided by other pricing services. While the Bank receives values for the majority of the investment securities it holds from pricing services, it is ultimately management's responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements.

          Broker/dealer quotations are used to value investments with fixed maturities where prices are unavailable from pricing services due to factors specific to the security such as limited liquidity, lack of current transactions, or trades only taking place in privately negotiated transactions. These are considered Level 3 valuations, as significant inputs utilised by brokers may be difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilised by the broker was not available to support a Level 2 classification.

          For disclosure purposes, investments held-to-maturity are fair valued using the same methods described above.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

Loans

          The majority of loans are variable rate and re-price in response to changes in market rates and hence management estimates that the fair value of loans is not significantly different than their carrying amount. For significant fixed-rate loan exposures, fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans. Managment includes the effects of specific provisions raised against individual loans, which factors in a loan's credit quality, as well as accrued interest in determining the fair value of loans.

Accrued interest

          The carrying amounts of accrued interest receivable and payable are assumed to approximate their fair values given their short-term nature.

OREO

          OREO assets are carried at the lower of cost or fair value less estimated costs to sell. The determination of fair value, which aims at estimating the realisable value of the properties, is based either on third party appraisals, when available, or on internal valuation models. Appraisals of OREO properties are updated on an annual basis.

Deposits

          The fair value of fixed-rate deposits has been estimated by discounting the contractual cash flows, using market interest rates offered at the balance sheet date for deposits of similar terms. The carrying amount of deposits with no stated maturity date is deemed to equate to the fair value.

Long-term debt

          The fair value of the long-term debt has been estimated by discounting the contractual cash flows, using current market interest rates.

Derivatives

          Derivative contracts can be exchange traded or over-the-counter ("OTC") derivative contracts and may include forward, swap and option contracts relating to interest rates or foreign currencies. Exchange-traded derivatives typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources where an understanding of the inputs utilised in arriving at the valuations is obtained.

          Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms and specific risks inherent in the instrument as well as the availability of pricing information in the market. The Bank generally uses similar models to value

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, interest rate swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Goodwill

          The fair value of reporting units for which goodwill is recognised is determined when an impairment assessment is performed by discounting estimated future cash flows using discount rates reflecting valuation-date market conditions and risks specific to the reporting unit.

t.       Impairment or Disposal of Long-Lived Assets

          Impairment losses are recognised when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognised is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.

u.      Credit-Related Arrangements

          In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the consolidated balance sheet, include:

  •
  commitments to extend credit, which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions;

  •
  standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that the customer is unable to meet its financial obligations; and,

  •
  documentary and commercial letters of credit, related primarily to the import of goods by customers, which represent agreements to honour drafts presented by third parties upon completion of specific activities.

          These credit arrangements are subject to the Bank's normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table in Note 12 represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon or are fully collateralised, the contractual amounts do not necessarily represent future cash requirements. The Bank does not carry any liability for these obligations.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

v.       Income Taxes

          The Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the consolidated financial statements' carrying amounts of assets and liabilities and their respective tax bases. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the enacted tax rates to be in effect on the expected reversal date of the temporary difference. The effect of a change in tax rates on deferred tax assets and liabilities is recognised in income in the period that includes the enactment date.

          The Bank records net deferred tax assets to the extent the Bank believes these assets will more likely than not be realised. Net deferred income tax assets or liabilities accumulated as a result of temporary differences are included in other assets or other liabilities, respectively. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realised. In making such a determination, the Bank considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Bank were to determine that it would be able to realise the deferred income tax assets in the future in excess of their net recorded amount, the Bank would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

          The Bank records uncertain tax positions on the basis of a two-step process whereby (1) the Bank determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) where those tax positions that meet the more-likely-than-not recognition threshold, the Bank recognises the largest amount of tax benefit that is greater than 50 percent likely to be realised upon ultimate settlement with the related tax authority.

          Income taxes on the consolidated statements of operations include the current and deferred portions of the income taxes. The Bank recognises accrued interest and penalties related to income taxes in operating expenses. Income taxes applicable to items charged or credited directly to shareholders' equity are included in such items.

w.      Consolidated Statements of Cash Flows

          For the purposes of the consolidated statements of cash flows, cash due from banks include cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

x.      Earnings Per Share

          Earnings per share have been calculated using the weighted average number of common shares outstanding during the year (see also Note 20). Dividends declared on preference shares and related guarantee fees are deducted from net income to obtain net income available to common shareholders. In periods when basic earnings per share is positive, the dilutive effect of share-based compensation plans is calculated using the treasury stock method, whereby the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding common shares, using the quarterly average market price of the Bank's shares for the period.

y.       New Accounting Pronouncements

          The following accounting developments were issued during the year ended 31 December 2015:

          In February 2015, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2015-02 Consolidation (Topic 810) which provides amendments to the current consolidation analysis which affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to re-evaluation under the revised consolidation model. Specifically, the amendments: modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception for entities required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The update is effective for public business entities for annual periods, and interim periods within those fiscal years, beginning after 15 December 2015. Early adoption is permitted, including adoption in an interim period. The Bank has early adopted this guidance and has applied a full retrospective adoption approach. There has not been a material impact on the Bank's consolidated financial position or results of operations.

          In April 2015, FASB published Accounting Standards Update No. 2015-03 Interest — Imputation of Interest (Subtopic 835-30) which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The update is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after 15 December 2015. Early adoption is permitted for financial statements that have not been previously issued. The Bank has assessed the adoption of this guidance based upon its current balance of debt issuance costs and determined that the adoption of this guidance is not expected to have an impact on the Bank's consolidated financial position.

          In April 2015, FASB published Accounting Standards Update No. 2015-05 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) to provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If not, the arrangement should be accounted for as a service contract. The update is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after 15 December 2015. Early adoption is permitted. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 2: Significant accounting policies (Continued)

          In April 2015, FASB published Accounting Standards Update No. 2015-07 Fair Value Measurement (Topic 820) which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Current US GAAP requires that investments for which fair value is measured at net asset value (or its equivalent) using the practical expedient in Topic 820 be categorized within the fair value hierarchy using criteria that differs from the criteria used to categorize other fair value measurements within the hierarchy. Under the amendments in this update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. The update is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after 15 December 2015 and should be applied retrospectively to all periods presented. Early application is permitted. The Bank is assessing the impact of the adoption of this guidance.

          In July 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The ASU (1) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient which provides guidance for when a benefit plan's fiscal year end does not coincide with the end of a calendar month. The Bank does not have a fully benefit responsive investment contract, and the Bank's benefit plans' each have a fiscal year coinciding with a month end, and accordingly the Bank has concluded that Part I and Part III are not applicable. The amendments in all three parts of this Update are effective for fiscal years beginning after 15 December 2015. Earlier application is permitted.The Bank has concluded that its current disclosures meet the requirements as directed under Part II, and therefore the adoption of this guidance is not expected to have an impact on the Bank's consolidated financial statements.

          In August 2015, FASB published Accounting Standards Update No. 2015-14 Revenue from Contracts with Customers (Topic 606) which defers the effective date of Accounting Standards Update No. 2014-09 for all entities by one year. Public business entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	31 December 2015			31 December 2014

	Bermuda	Non- Bermuda	Total	Bermuda	Non- Bermuda	Total

Unrestricted
Non-interest earning
Cash and demand deposits with banks	31,199	79,696	110,895	23,609	116,056	139,665
Interest earning(1)
Demand deposits with banks	130,589	248,040	378,629	203,572	139,049	342,621
Cash equivalents	691,439	1,107,927	1,799,366	469,388	1,111,637	1,581,025

Sub-total — Interest earning	822,028	1,355,967	2,177,995	672,960	1,250,686	1,923,646

Total cash due from banks	853,227	1,435,663	2,288,890	696,569	1,366,742	2,063,311

(1)
Interest earning cash due from banks includes certain demand deposits with banks as at 31 December 2015 in the amount of $306.9 million (31 December 2014: $311.6 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	31 December 2015			31 December 2014

	Bermuda	Non- Bermuda	Total	Bermuda	Non- Bermuda	Total

Unrestricted term deposits, certificate of deposits and treasury bills
Maturing within three months	—	104,249	104,249	—	144,632	144,632
Maturing between three to six months	99,810	192,118	291,928	—	223,563	223,563
Maturing between six to twelve months	—	796	796	—	15,694	15,694

Total unrestricted short-term investments	99,810	297,163	396,973	—	383,889	383,889
Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand deposits	12,509	—	12,509	9,141	1,740	10,881

Total short-term investments	112,319	297,163	409,482	9,141	385,629	394,770

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortised Cost, Carrying Amount and Fair Value

          On the consolidated balance sheets trading and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortised cost.

	31 December 2015				31 December 2014

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value

Trading
Certificates of deposit	—	—	—	—	37,724	19	—	37,743
US government and federal agencies	278,500	2,347	(1,504)	279,343	311,061	3,448	(2,002)	312,507
Debt securities issued by non-US governments	7,483	6	—	7,489	7,600	52	—	7,652
Asset-backed securities — Student loans	28,845	—	(560)	28,285	52,847	—	(250)	52,597
Mutual funds	5,739	903	(460)	6,182	6,793	1,037	(944)	6,886

Total trading	320,567	3,256	(2,524)	321,299	416,025	4,556	(3,196)	417,385

Available-for-sale
US government and federal agencies	1,399,456	8,812	(3,769)	1,404,499	1,570,665	13,694	(8,996)	1,575,363
Debt securities issued by non-US governments	29,275	300	—	29,575	30,654	144	(125)	30,673
Corporate debt securities	505,139	3,779	(2,774)	506,144	391,059	9,393	(1,163)	399,289
Asset-backed securities — Student loans	13,291	—	(1,130)	12,161	13,290	—	(1,064)	12,226
Commercial mortgage-backed securities	153,046	9	(4,329)	148,726	154,211	33	(3,075)	151,169
Residential mortgage-backed securities — Prime	101,382	—	(1,138)	100,244	65,167	264	(602)	64,829

Total available-for-sale	2,201,589	12,900	(13,140)	2,201,349	2,225,046	23,528	(15,025)	2,233,549

Held-to-maturity(1)
US government and federal agencies	701,282	5,365	(5,152)	701,495	338,177	6,330	(518)	343,989

(1)
For the years ended 31 December 2015 and 2014, non-credit impairments recognised in accumulated other comprehensive loss ("AOCL") for HTM investments were $nil.

Investments with Unrealised Loss Positions

          In the following tables, debt securities with unrealised losses that are not deemed to be other-than-temporary-impairment ("OTTI") are categorised as being in a loss position for "less than

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortised cost basis.

	Less than 12 months		12 months or more

31 December 2015	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses

Available-for-sale securities with unrealised losses
US government and federal agencies	364,939	(865)	177,224	(2,904)	542,163	(3,769)
Corporate debt securities	253,991	(1,480)	38,706	(1,294)	292,697	(2,774)
Asset-backed securities — Student loans	—	—	12,160	(1,130)	12,160	(1,130)
Commercial mortgage-backed securities	—	—	147,822	(4,329)	147,822	(4,329)
Residential mortgage-backed securities — Prime	90,220	(660)	10,024	(478)	100,244	(1,138)

Total available-for-sale securities with unrealised losses	709,150	(3,005)	385,936	(10,135)	1,095,086	(13,140)

Held-to-maturity securities with unrealised losses
US government and federal agencies	217,768	(2,138)	241,855	(3,014)	459,623	(5,152)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

	Less than 12 months		12 months or more

31 December 2014	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses

Available-for-sale securities with unrealised losses
US government and federal agencies	281,469	(2,294)	263,586	(6,702)	545,055	(8,996)
Debt securities issued by non-US governments	22,588	(125)	—	—	22,588	(125)
Corporate debt securities	8,090	(8)	38,845	(1,155)	46,935	(1,163)
Asset-backed securities — Student loans	—	—	12,226	(1,064)	12,226	(1,064)
Commercial mortgage-backed securities	—	—	150,216	(3,075)	150,216	(3,075)
Residential mortgage-backed securities — Prime	—	—	18,116	(602)	18,116	(602)

Total available-for-sale securities with unrealised losses	312,147	(2,427)	482,989	(12,598)	795,136	(15,025)

Held-to-maturity securities with unrealised losses
US government and federal agencies	—	—	60,556	(518)	60,556	(518)

          The Bank does not believe that the investment securities that were in an unrealised loss position as of 31 December 2015, which were comprised of 99 securities representing 54% of the portfolio's fair value, represent an OTTI. Total gross unrealised losses were 1.1% of the fair value of affected securities and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Due to a strategic change in the investment portfolio composition during the year ended 31 December 2015, several AFS securities were sold while being in an unrealised loss position. The Bank considers this to be a one-time event, and has determined that it is more likely than not that the Bank will not be required to sell, nor does the Bank have the intent to sell any of the remaining investment securities before recovery of the amortised cost basis.

          The following describes the processes for identifying credit impairment in security types with the most significant unrealised losses as shown in the preceding tables.

          Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

          The unrealised losses in Corporate debt securities relate primarily to one debt security issued by a US government-sponsored enterprise and is implicitly backed by the US federal

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

government. Management believes that the value of this security will recover and the current unrealised loss position is a result of interest rate movements.

          Investments in Asset-backed securities — Student loans are composed primarily of securities collateralised by Federal Family Education Loan Program loans ("FFELP loans"). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralisation, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

          Investments in Commercial mortgage-backed securities are predominantly senior securities rated "AAA" and possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognised on these securities as credit support and loan-to-value ratios ("LTV") range from 5%-36% and 24%-61%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

          Investments in Residential mortgage-backed securities — Prime are predominantly rated "AAA" and possess significant credit enhancement as described above. No credit losses were recognised on these securities as there are no delinquencies over 30 days on the underlying mortgages and the weighted average credit support and LTV ratios range from 8%-16% and 58%-69%, respectively.

Investments' Maturities

          The following table presents the remaining maturities of the Bank's securities. For mortgage-backed securities (primarily US government agencies), management presents the maturity date as the mid-point between the reporting and expected contractual maturity date which is determined assuming no future prepayments. By using the aforementioned mid-point, this date represents management's best estimate of the date by which the remaining principal balance will be repaid

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

given future principal repayments of such securities. The actual maturities may differ due to the uncertainty of the timing when borrowers make prepayments on the underlying mortgages.

	Remaining term to maturity

31 December 2015	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount

Trading
US government and federal agencies	—	24,874	8,497	53,248	192,724	—	279,343
Debt securities issued by non-US governments	7,489	—	—	—	—	—	7,489
Asset-backed securities — Student loans	—	—	28,285	—	—	—	28,285
Mutual funds	—	—	—	—	—	6,182	6,182

Total trading	7,489	24,874	36,782	53,248	192,724	6,182	321,299
Available-for-sale
US government and federal agencies	—	—	126,163	202,385	1,075,951	—	1,404,499
Debt securities issued by non-US governments	—	1,360	5,399	22,816	—	—	29,575
Corporate debt securities	60,493	55,649	351,296	38,706	—	—	506,144
Asset-backed securities — Student loans	—	—	—	—	12,161	—	12,161
Commercial mortgage-backed securities	—	—	—	42,532	106,194	—	148,726
Residential mortgage-backed securities — Prime	—	—	—	—	100,244	—	100,244

Total available-for-sale	60,493	57,009	482,858	306,439	1,294,550	—	2,201,349
Held-to-maturity
US government and federal agencies	—	—	—	45,664	655,618	—	701,282

Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

Total by currency
US dollars	67,982	81,883	519,640	405,351	2,142,892	5,903	3,223,651
Other	—	—	—	—	—	279	279

Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

	Remaining term to maturity

31 December 2014	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount

Trading
Certificates of deposit	18,246	19,497	—	—	—	—	37,743
US government and federal agencies	—	—	34,479	49,262	228,766	—	312,507
Debt securities issued by non-US governments	—	—	7,652	—	—	—	7,652
Asset-backed securities — Student loans	—	—	52,597	—	—	—	52,597
Mutual funds	—	—	—	—	—	6,886	6,886

Total trading	18,246	19,497	94,728	49,262	228,766	6,886	417,385
Available-for-sale
US government and federal agencies	—	—	65,826	286,507	1,223,030	—	1,575,363
Debt securities issued by non-US governments	—	1,360	6,724	22,589	—	—	30,673
Corporate debt securities	8,090	121,930	230,424	38,845	—	—	399,289
Asset-backed securities — Student loans	—	—	—	—	12,226	—	12,226
Commercial mortgage-backed securities	—	—	—	43,128	108,041	—	151,169
Residential mortgage-backed securities — Prime	—	—	—	6,448	58,381	—	64,829

Total available-for-sale	8,090	123,290	302,974	397,517	1,401,678	—	2,233,549
Held-to-maturity
US government and federal agencies	—	—	—	48,820	289,357	—	338,177

Total investments	26,336	142,787	397,702	495,599	1,919,801	6,886	2,989,111

Total by currency
US dollars	13,088	123,290	397,702	495,599	1,919,801	6,037	2,955,517
Other	13,248	19,497	—	—	—	849	33,594

Total investments	26,336	142,787	397,702	495,599	1,919,801	6,886	2,989,111

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities (Continued)

Pledged Investments

          The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral. The amounts of investments pledged are as follows:

	31 December 2015		31 December 2014

	Amortised cost	Fair value	Amortised cost	Fair value

Classified as available-for-sale	304,493	307,513	381,434	383,665
Classified as held-to-maturity	372,546	372,868	107,837	110,175

Sale Proceeds and Realised Gains and Losses of AFS Securities

	Years ended

	31 December 2015				31 December 2014

	Sale proceeds	Realised gains	Realised losses	Transfers to HTM(1)	Sale proceeds	Realised gains	Realised gains losses

Certificates of deposit	—	—	—	—	—		—
US government and federal agencies	232,372	—	(4,465)	340,969	96,031	19	(71)
Debt securities issued by non-US governments	—	—		—	—		—
Residential mortgage-backed securities — Prime	6,056	—	(270)	—	—		—
Pass-through note	328	328		—	34,422	8,732	—

Net realised gains (losses) recognised in net income	238,756	328	(4,735)	340,969	130,453	8,751	(71)

(1)
During 2015, certain investments were transferred out of the AFS categorization and into HTM. The transfers were recorded at fair value of the securities on the date of transfer. The related net unrealised losses of $2.7 million that was recorded in AOCI will be accreted over the remaining life of the transferred investments using the effective interest rate method.

Taxability of Interest Income

          None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdiction in which a Bank's subsidiary owns investments.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans

          The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 15: Segmented information.

	31 December 2015			31 December 2014

	Bermuda	Non- Bermuda	Total	Bermuda	Non- Bermuda	Total

Commercial loans
Government	202,776	22,402	225,178	66,708	46,776	113,484
Commercial and industrial	121,466	221,243	342,709	137,053	251,392	388,445
Commercial overdrafts	34,997	5,736	40,733	48,107	11,194	59,301

Total gross commercial loans	359,239	249,381	608,620	251,868	309,362	561,230
Less specific allowance for credit losses on commercial loans	(590)	—	(590)	(352)	(65)	(417)

Total commercial loans after specific allowance for credit losses	358,649	249,381	608,030	251,516	309,297	560,813
Commercial real estate loans
Commercial mortgage	415,747	249,622	665,369	415,315	281,663	696,978
Construction	5,396	8,211	13,607	—	20,617	20,617

Total gross commercial real estate loans	421,143	257,833	678,976	415,315	302,280	717,595
Less specific allowance for credit losses on commercial real estate loans	(727)	(2,224)	(2,951)	(770)	(1,052)	(1,822)

Total commercial real estate loans after specific allowance for credit losses	420,416	255,609	676,025	414,545	301,228	715,773
Consumer loans
Automobile financing	12,308	7,556	19,864	12,639	7,716	20,355
Credit card	59,119	19,839	78,958	58,500	20,684	79,184
Overdrafts	4,750	8,165	12,915	12,935	8,208	21,143
Other consumer	32,022	84,062	116,084	43,679	113,941	157,620

Total gross consumer loans	108,199	119,622	227,821	127,753	150,549	278,302
Less specific allowance for credit losses on consumer loans	(274)	—	(274)	(355)	—	(355)

Total consumer loans after specific allowance for credit losses	107,925	119,622	227,547	127,398	150,549	277,947
Residential mortgage loans	1,243,221	1,290,819	2,534,040	1,270,867	1,238,616	2,509,483
Less specific allowance for credit losses on residential mortgage loans	(13,411)	(1,879)	(15,290)	(14,771)	(1,446)	(16,217)

Total residential mortgage loans after specific allowance for credit losses	1,229,810	1,288,940	2,518,750	1,256,096	1,237,170	2,493,266
Total gross loans	2,131,802	1,917,655	4,049,457	2,065,803	2,000,807	4,066,610
Less specific allowance for credit losses	(15,002)	(4,103)	(19,105)	(16,248)	(2,563)	(18,811)
Less general allowance for credit losses	(20,176)	(10,021)	(30,197)	(18,992)	(9,679)	(28,671)

Net loans	2,096,624	1,903,531	4,000,155	2,030,563	1,988,565	4,019,128

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

          The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at 31 December 2015 is 4.57% (31 December 2014: 4.51%).

Age Analysis of Past Due Loans (Including Non-Accrual Loans)

          The following tables summarise the past due status of the loans as at 31 December 2015 and 2014. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end.

31 December 2015	30-59 days	60-89 days	More than 90 days	Total past due loans	Total current(1)	Total loans

Commercial loans
Government	—	—	—	—	225,178	225,178
Commercial and industrial	11	14	608	633	342,076	342,709
Commercial overdrafts	—	—	25	25	40,708	40,733

Total commercial loans	11	14	633	658	607,962	608,620
Commercial real estate loans
Commercial mortgage	1,133	—	6,658	7,791	657,578	665,369
Construction	—	—	—	—	13,607	13,607

Total commercial real estate loans	1,133	—	6,658	7,791	671,185	678,976
Consumer loans
Automobile financing	194	81	78	353	19,511	19,864
Credit card	1,459	337	132	1,928	77,030	78,958
Overdrafts	—	—	538	538	12,377	12,915
Other consumer	832	979	1,231	3,042	113,042	116,084

Total consumer loans	2,485	1,397	1,979	5,861	221,960	227,821
Residential mortgage loans	40,793	8,911	65,343	115,047	2,418,993	2,534,040

Total gross loans	44,422	10,322	74,613	129,357	3,920,100	4,049,457

(1)
Loans less than 30 days past due are included in current loans.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

31 December 2014	30-59 days	60-89 days	More than 90 days	Total past due loans	Total current(1)	Total loans

Commercial loans
Government	—	—	—	—	113,484	113,484
Commercial and industrial	357	29	1,776	2,162	386,283	388,445
Commercial overdrafts	—	—	61	61	59,240	59,301

Total commercial loans	357	29	1,837	2,223	559,007	561,230
Commercial real estate loans
Commercial mortgage	909	1,001	9,054	10,964	686,014	696,978
Construction	—	—	—	—	20,617	20,617

Total commercial real estate loans	909	1,001	9,054	10,964	706,631	717,595
Consumer loans
Automobile financing	165	19	152	336	20,019	20,355
Credit card	753	384	202	1,339	77,845	79,184
Overdrafts	—	—	10	10	21,133	21,143
Other consumer	856	270	1,653	2,779	154,841	157,620

Total consumer loans	1,774	673	2,017	4,464	273,838	278,302
Residential mortgage loans	29,577	15,889	80,812	126,278	2,383,205	2,509,483

Total gross loans	32,617	17,592	93,720	143,929	3,922,681	4,066,610

(1)
Loans less than 30 days past due are included in current loans.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Loans' Credit Quality

          The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

31 December 2015	Pass	Special mention	Substandard	Non-accrual(1)	Total gross recorded investments

Commercial loans
Government	213,928	11,250	—	—	225,178
Commercial and industrial	333,853	4,133	4,106	617	342,709
Commercial overdrafts	36,017	4,493	197	26	40,733

Total commercial loans	583,798	19,876	4,303	643	608,620
Commercial real estate loans
Commercial mortgage	542,195	86,285	26,629	10,260	665,369
Construction	13,607	—	—	—	13,607

Total commercial real estate loans	555,802	86,285	26,629	10,260	678,976
Consumer loans
Automobile financing	19,378	388	—	98	19,864
Credit card	78,826	—	132	—	78,958
Overdrafts	11,618	54	1,232	11	12,915
Other consumer	112,426	1,308	1,056	1,294	116,084

Total consumer loans	222,248	1,750	2,420	1,403	227,821
Residential mortgage loans	2,391,723	42,578	46,793	52,946	2,534,040

Total gross recorded loans	3,753,571	150,489	80,145	65,252	4,049,457

(1)
Excludes purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

31 December 2014	Pass	Special mention	Substandard	Non-accrual(1)	Total gross recorded investments

Commercial loans
Government	98,484	15,000	—	—	113,484
Commercial and industrial	381,560	4,254	1,898	733	388,445
Commercial overdrafts	55,439	3,452	304	106	59,301

Total commercial loans	535,483	22,706	2,202	839	561,230
Commercial real estate loans
Commercial mortgage	544,832	91,500	48,373	12,273	696,978
Construction	20,617	—	—	—	20,617

Total commercial real estate loans	565,449	91,500	48,373	12,273	717,595
Consumer loans
Automobile financing	19,615	564	—	176	20,355
Credit card	78,982	—	202	—	79,184
Overdrafts	20,933	167	—	43	21,143
Other consumer	153,226	1,917	714	1,763	157,620

Total consumer loans	272,756	2,648	916	1,982	278,302
Residential mortgage loans	2,344,836	49,819	58,124	56,704	2,509,483

Total gross recorded loans	3,718,524	166,673	109,615	71,798	4,066,610

(1)
Excludes purchased credit-impaired loans.

Quality classification definitions

          A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed.

          A special mention loan shall mean a loan under close monitoring by the Bank's management. Loans in this category are currently protected and still performing (current with respect to interest and principal payments), but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

          A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted.

          A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due and for residential mortgage loans which are not well secured and in the process of collection.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Non-Performing Loans

	31 December 2015			31 December 2014

	Non-accrual(1)	Past due more than 90 days and accruing(1)	Total non- performing loans	Non-accrual(1)	Past due more than 90 days and accruing(1)	Total non- performing loans

Commercial loans
Commercial and industrial	617	—	617	733	1,057	1,790
Commercial overdrafts	26	10	36	106	4	110

Total commercial loans	643	10	653	839	1,061	1,900
Commercial real estate loans
Commercial mortgage	10,260	737	10,997	12,273	779	13,052
Consumer loans
Automobile financing	98	—	98	176	—	176
Credit card	—	132	132	—	202	202
Overdrafts	11	527	538	43	—	43
Other consumer	1,294	85	1,379	1,763	255	2,018

Total consumer loans	1,403	744	2,147	1,982	457	2,439
Residential mortgage loans	52,946	12,760	65,706	56,704	23,443	80,147

Total non-performing loans	65,252	14,251	79,503	71,798	25,740	97,538

(1)
Excludes purchased credit-impaired loans.

Gross Loans Evaluated For Impairment

	31 December 2015		31 December 2014

	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated

Commercial	13,607	595,013	839	560,391
Commercial real estate	38,019	640,957	33,898	683,697
Consumer	1,882	225,939	2,068	276,234
Residential mortgage	116,176	2,417,864	105,777	2,403,706

Total gross loans evaluated for impairment	169,684	3,879,773	142,582	3,924,028

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Changes in General and Specific Allowances For Credit Losses

	Year ended 31 December 2015

	Commercial	Commercial real estate	Consumer	Residential mortgage	Total

Allowances at beginning of year	7,831	5,920	2,797	30,934	47,482
Provision taken (released)	440	1,027	586	3,688	5,741
Recoveries	788	182	1,455	427	2,852
Charge-offs	(318)	(513)	(2,031)	(3,701)	(6,563)
Other	(18)	(104)	(44)	(44)	(210)

Allowances at end of year	8,723	6,512	2,763	31,304	49,302

Allowances at end of year: individually evaluated for impairment	590	2,951	274	15,290	19,105
Allowances at end of year: collectively evaluated for impairment	8,133	3,561	2,489	16,014	30,197

	Year ended 31 December 2014

	Commercial	Commercial real estate	Consumer	Residential mortgage	Total

Allowances at beginning of year	8,340	9,816	3,442	31,157	52,755
Provision taken (released)	282	2,789	(686)	5,663	8,048
Recoveries	67	—	1,983	274	2,324
Charge-offs	(838)	(6,621)	(1,895)	(6,113)	(15,467)
Other	(20)	(64)	(47)	(47)	(178)

Allowances at end of year	7,831	5,920	2,797	30,934	47,482

Allowances at end of year: individually evaluated for impairment	417	1,822	355	16,217	18,811
Allowances at end of year: collectively evaluated for impairment	7,414	4,098	2,442	14,717	28,671

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Impaired Loans

          A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not of be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring ("TDR") even if full collectability is expected following the restructuring. During the year ended 31 December 2015, the amount of gross interest income that would have been recorded had impaired loans been current was $3.1 million (31 December 2014: $5.2 million). The tables below present information about the Bank's impaired loans:

	Impaired loans with an allowance			Gross recorded investment of impaired	Total impaired loans(1)

31 December 2015	Gross recorded investment	Specific allowance	Net loans	loans without an allowance	Gross recorded investment	Specific allowance	Net loans

Commercial loans
Commercial and industrial	599	(590)	9	1,096	1,695	(590)	1,105
Commercial overdrafts	—	—	—	26	26	—	26

Total commercial loans	599	(590)	9	1,122	1,721	(590)	1,131
Commercial real estate loans
Commercial mortgage	6,127	(2,951)	3,176	17,198	23,325	(2,951)	20,374
Consumer loans
Automobile financing	—	—	—	98	98	—	98
Overdrafts	—	—	—	11	11	—	11
Other consumer	366	(274)	92	1,008	1,374	(274)	1,100

Total consumer loans	366	(274)	92	1,117	1,483	(274)	1,209
Residential mortgage loans	42,145	(15,290)	26,855	39,283	81,428	(15,290)	66,138

Total impaired loans	49,237	(19,105)	30,132	58,720	107,957	(19,105)	88,852

(1)
Excludes purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

	Impaired loans with an allowance			Gross recorded investment of impaired	Total impaired loans(1)

31 December 2014	Gross recorded investment	Specific allowance	Net loans	loans without an allowance	Gross recorded investment	Specific allowance	Net loans

Commercial loans
Commercial and industrial	575	(417)	158	158	733	(417)	316
Commercial overdrafts	—	—	—	106	106	—	106

Total commercial loans	575	(417)	158	264	839	(417)	422
Commercial real estate loans
Commercial mortgage	5,854	(1,822)	4,032	28,044	33,898	(1,822)	32,076
Consumer loans
Automobile financing	—	—	—	176	176	—	176
Overdrafts	—	—	—	43	43	—	43
Other consumer	515	(355)	160	1,344	1,859	(355)	1,504

Total consumer loans	515	(355)	160	1,563	2,078	(355)	1,723
Residential mortgage loans	45,673	(16,217)	29,456	29,764	75,437	(16,217)	59,220

Total impaired loans	52,617	(18,811)	33,806	59,635	112,252	(18,811)	93,441

(1)
Excludes purchased credit-impaired loans.

Average Impaired Loan Balances and Related Recognised Interest Income

	31 December 2015		31 December 2014

	Average gross recorded investment	Interest income recognised(1)	Average gross recorded investment	Interest income recognised(1)

Commercial loans
Commercial and industrial	1,214	—	1,452	—
Commercial overdrafts	66	—	289	—

Total commercial loans	1,280	—	1,741	—
Commercial real estate loans
Commercial mortgage	28,612	311	48,581	675
Consumer loans
Automobile financing	137	—	307	—
Credit card	—	—	35	—
Overdrafts	27	—	132	—
Other consumer	1,617	2	1,963	5

Total consumer loans	1,781	2	2,437	5
Residential mortgage loans	78,433	1,442	70,923	1,021

Total impaired loans	110,106	1,755	123,682	1,701

(1)
All interest income recognised on impaired loans relate to loans previously modified in a TDR.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 6: Loans (Continued)

Loans Modified in a TDR

	TDRs entered into during the year ended 31 December 2015

		Pre- modification	Effects of modifications		Post- modification	TDRs outstanding as at 31 December 2015

	Number of contracts	recorded investment	Amount of repayments	Interest capitalisation	recorded investment	Accrual	Non-accrual

Commercial loans	1	1,000	—	87	1,087	1,078	—
Commercial real estate loans	—	—	—	—	—	13,065	1,608
Consumer loans	—	—	—	—	—	80	—
Residential mortgage loans	20	13,283		1,081	14,364	28,482	7,175

Total loans modified in a TDR	21	14,283	—	1,168	15,451	42,705	8,783

	TDRs entered into during the year ended 31 December 2014

		Pre- modification	Effects of modifications		Post- modification	TDRs outstanding as at 31 December 2014

	Number of contracts	recorded investment	Amount of repayments	Interest capitalisation	recorded investment	Accrual	Non-accrual

Commercial real estate loans	—	—	—	—	—	21,625	4,297
Consumer loans	—	—	—	—	—	96	—
Residential mortgage loans	20	13,857	—	259	14,116	18,733	4,613

Total loans modified in a TDR	20	13,857	—	259	14,116	40,454	8,910

          As at 31 December 2015, the Bank has one loan which was formerly a resedential mortgage (31 December 2014: four loans which were all formerly residential mortgages) that was modified in a TDR during the preceding 12 months that subsequently defaulted (i.e. 90 days or more past due following a modification) with a recorded investment of $0.8 million (31 December 2014: $2.4 million).

Purchased Credit-Impaired Loans

	Year ended 31 December 2015				Year ended 31 December 2014

	Contractual principal	Non-accretable difference	Carrying amount	Accretable yield(1)	Contractual principal	Non-accretable difference	Carrying amount	Accretable yield(1)

Balance at beginning of year	11,020	(3,804)	7,216	—	—	—	—	—
Purchases	—	—	—		11,001	(3,804)	7,197	—
Advances and increases in cash flows expected to be collected	150	631	150	(631)	19	—	19	—
Reductions resulting from repayments	(1,554)	107	(1,447)	107	—	—	—	—
Reductions resulting from charge-offs	(907)	818	(89)	—	—	—	—	—
Accretion	—	—	—	(107)	—	—	—	—

Balance at end of year	8,709	(2,248)	5,830	(631)	11,020	(3,804)	7,216	—

(1)
The accretable yield represents the excess of a loan's cash flows expected to be collected over the loan's initial carrying amount.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 7: Credit risk concentrations

          Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

          The following table summarises the credit exposure of the Bank by business sector. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held.

	31 December 2015			31 December 2014

Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure

Banks and financial services	243,776	320,934	564,710	307,835	299,934	607,769
Commercial and merchandising	230,376	107,545	337,921	248,129	113,432	361,561
Governments	223,699	102,782	326,481	113,484	—	113,484
Individuals	2,532,209	95,956	2,628,165	2,483,275	75,224	2,558,499
Primary industry and manufacturing	36,299	978	37,277	70,298	570	70,868
Real estate	632,548	15,891	648,439	710,905	5,703	716,608
Hospitality industry	125,471	14,854	140,325	107,538	275	107,813
Transport and communication	5,974	—	5,974	6,335	—	6,335

Sub-total	4,030,352	658,940	4,689,292	4,047,799	495,138	4,542,937
General allowance	(30,197)	—	(30,197)	(28,671)	—	(28,671)

Total	4,000,155	658,940	4,659,095	4,019,128	495,138	4,514,266

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 7: Credit risk concentrations (Continued)

          The following table summarises the credit exposure of the Bank by geographic region for cash due from banks, short-term investments, loans receivable and off-balance sheet exposure. The credit exposure by currency for investments is disclosed in Note 5: Investments.

	31 December 2015				31 December 2014

Geographic region	Cash and cash equivalents and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents and short-term investments	Loans	Off-balance sheet	Total credit exposure

Australia	14,187	—	—	14,187	7,521	—	—	7,521
Barbados	—	11,250	—	11,250	—	15,000	—	15,000
Belgium	3,352	—	—	3,352	—	—	—	—
Bermuda	22,009	2,269,635	371,687	2,663,331	18,486	2,269,748	263,407	2,551,641
Canada	340,037	—	—	340,037	16,648	—	—	16,648
Cayman	19,086	713,468	207,139	939,693	196,746	692,496	145,796	1,035,038
Guernsey	1	434,531	53,750	488,282	1,741	527,560	70,976	600,277
Japan	23,424	—	—	23,424	32,464	—	—	32,464
New Zealand	999	—	—	999	3,384	—	—	3,384
Saint Lucia	—	65,285	—	65,285	—	55,883	—	55,883
Sweden	3,659	—	—	3,659	2,419	—	—	2,419
Switzerland	3,905	—	—	3,905	7,954	—	—	7,954
The Bahamas	3,196	28,736	—	31,932	4,423	31,809	—	36,232
United Kingdom	1,103,088	507,447	26,364	1,636,899	1,300,686	455,303	14,959	1,770,948
United States	1,161,106	—	—	1,161,106	864,361	—	—	864,361
Other	323	—	—	323	1,248	—	—	1,248

Sub-total	2,698,372	4,030,352	658,940	7,387,664	2,458,081	4,047,799	495,138	7,001,018
General allowance	—	(30,197)	—	(30,197)	—	(28,671)	—	(28,671)

Total	2,698,372	4,000,155	658,940	7,357,467	2,458,081	4,019,128	495,138	6,972,347

Note 8: Premises, equipment and computer software

	31 December 2015			31 December 2014

Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value

Land	9,008	—	9,008	11,569	—	11,569
Buildings	135,684	(55,030)	80,654	147,421	(58,141)	89,280
Equipment	31,108	(27,620)	3,488	36,956	(32,678)	4,278
Computer hardware and software in use	174,162	(88,582)	85,580	166,896	(63,138)	103,758
Computer software in development	4,648	—	4,648	6,238	—	6,238

Total	354,610	(171,232)	183,378	369,080	(153,957)	215,123

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 8: Premises, equipment and computer software (Continued)

	Year ended

Depreciation charged to operating expenses	31 December 2015	31 December 2014

Buildings (included in Property expense)	4,183	4,434
Equipment (included in Property expense)	1,605	1,728
Computer hardware and software (included in Technology and communication expense)	19,076	18,588

Total depreciation charged to operating expenses	24,864	24,750

Impairment of buildings' carrying value (included in Impairment of fixed assets)	—	1,986

          During the year ended 31 December 2014, the Bank's intended use of three Bermuda properties changed and therefore the properties were assessed for impairment. The carrying amounts of the Bermuda segment's buildings were impaired by $1.2 million during 2014 because their respective fair values were lower than the carrying amounts.

          At the end of 2014, the Bank changed its commitment with respect to a Bermuda property which was being used in its operations but is now contemplated for disposal and therefore the property has been reclassified as held for sale and included in OREO assets in the consolidated balance sheet. The reclassification resulted in an $0.8 million write down during 2014 of the carrying amount to its fair value less cost to sell. The fair value was based on the discounted cash flow of a projected sale.

          During the year ended 31 December 2015, the Bank sold four Bermuda properties and one Cayman property which were classified as premises, equipment and computer software as at 31 December 2014. The properties were reclassified to other real estate owned during 2015 upon classification as held for sale. The properties were sold for total proceeds of $11.2 million and a gain of $0.5 million, which is recognized on the consolidated statements of operations under net realised / unrealised gains (losses) on other real estate owned. For the Cayman property, the Bank has entered into a leaseback agreement for two floors with lease payments of $0.4 million per year for three years.

          During the year ended 31 December 2015, the Bank recognized impairment of $5.1 million regarding the core banking system in the UK as described in Note 13: Exit cost obligations.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 9: Goodwill and other intangible assets

Goodwill

	Year ended

Guernsey segment	31 December 2015	31 December 2014

Balance at beginning of year	24,821	7,086
Acquisitions during the year (see Note 26)	—	19,291
Foreign exchange translation adjustment	(1,359)	(1,556)

Balance at end of year	23,462	24,821

Customer Relationship Intangible Assets

	31 December 2015			31 December 2014

Business segment	Cost	Accumulated amortisation	Net carrying amount	Cost	Accumulated amortisation	Net carrying amount

Bermuda	8,342	(6,258)	2,084	8,342	(5,702)	2,640
Cayman	12,324	(1,960)	10,364	12,324	(1,138)	11,186
Guernsey	58,420	(43,199)	15,221	58,420	(39,205)	19,215

Total	79,086	(51,417)	27,669	79,086	(46,045)	33,041

          Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts. See Note 26: Business Combinations for details of acquisitions of customer relationship intangible assets that occurred during the year ended 31 December 2014.

          During the year ended 31 December 2015, the Bank did not acquire any new customer intangible assets (31 December 2014: $26.6 million), the amortisation expense amounted to $4.4 million (31 December 2014: $4.3 million) and the foreign exchange translation adjustment decreased the net carrying amount by $0.9 million (31 December 2014: decreased by $1.3 million). The estimated aggregate amortisation expense for each of the succeeding five years is $4.4 million.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks

By Maturity

	Demand			Term

31 December 2015	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k	1,348,878	2,390,952	3,739,830	15,902	4,757	10,035	15,881	46,575	3,786,405
Term — $100k or more	N/A	N/A	—	329,433	37,925	64,943	53,002	485,303	485,303

Total Bermuda	1,348,878	2,390,952	3,739,830	345,335	42,682	74,978	68,883	531,878	4,271,708
Non-Bermuda
Demand or less than $100k	532,867	3,381,946	3,914,813	22,878	6,714	4,238	376	34,206	3,949,019
Term and $100k or more	N/A	N/A	—	616,442	246,989	74,030	9,480	946,941	946,941

Total non-Bermuda	532,867	3,381,946	3,914,813	639,320	253,703	78,268	9,856	981,147	4,895,960

Total customer deposits	1,881,745	5,772,898	7,654,643	984,655	296,385	153,246	78,739	1,513,025	9,167,668

Banks
Bermuda
Demand or less than $100k	403	—	403	—	—	—	—	—	403
Term — $100k or more	N/A	N/A	—	202	—	—	—	202	202

Total Bermuda	403	—	403	202	—	—	—	202	605
Non-Bermuda
Demand or less than $100k	—	10,176	10,176	—	—	—	—	—	10,176
Term and $100k or more	N/A	N/A	—	3,697	—	—	—	3,697	3,697

Total non-Bermuda	—	10,176	10,176	3,697	—	—	—	3,697	13,873

Total deposits from banks	403	10,176	10,579	3,899	—	—	—	3,899	14,478

Total deposits	1,882,148	5,783,074	7,665,222	988,554	296,385	153,246	78,739	1,516,924	9,182,146

	Demand			Term

31 December 2014	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k	1,021,400	1,893,041	2,914,441	14,692	5,583	12,235	18,055	50,565	2,965,006
Term — $100k or more	N/A	N/A	—	522,096	107,042	225,713	50,267	905,118	905,118

Total Bermuda	1,021,400	1,893,041	2,914,441	536,788	112,625	237,948	68,322	955,683	3,870,124
Non-Bermuda
Demand or less than $100k	536,722	3,286,481	3,823,203	29,776	7,400	6,075	437	43,688	3,866,891
Term and $100k or more	N/A	N/A	—	593,937	221,997	68,462	10,260	894,656	894,656

Total non-Bermuda	536,722	3,286,481	3,823,203	623,713	229,397	74,537	10,697	938,344	4,761,547

Total customer deposits	1,558,122	5,179,522	6,737,644	1,160,501	342,022	312,485	79,019	1,894,027	8,631,671

Banks
Bermuda
Demand or less than $100k	408	9,099	9,507	—	—	—	—	—	9,507
Term — $100k or more	N/A	N/A	—	—	—	—	—	—	—

Total Bermuda	408	9,099	9,507	—	—	—	—	—	9,507
Non-Bermuda
Demand or less than $100k	—	17,413	17,413	82	—	—	—	82	17,495
Term and $100k or more	N/A	N/A	—	7,310	2,058	3,536	—	12,904	12,904

Total non-Bermuda	—	17,413	17,413	7,392	2,058	3,536	—	12,986	30,399

Total deposits from banks	408	26,512	26,920	7,392	2,058	3,536	—	12,986	39,906

Total deposits	1,558,530	5,206,034	6,764,564	1,167,893	344,080	316,021	79,019	1,907,013	8,671,577

(1)
As at 31 December 2015, $192 million (2014: $nil) of the term deposits having a denomination of $100 thousand or more, bear a special interest rate of 0%.

          The weighted-average interest rate on interest-bearing demand deposits as at 31 December 2015 is 0.10% (31 December 2014: 0.16%).

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks (Continued)

By Type and Segment

	31 December 2015			31 December 2014

	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total

Bermuda
Customers	3,739,829	531,877	4,271,706	2,914,440	955,683	3,870,123
Banks	403	—	403	9,508	—	9,508
Cayman
Customers	2,596,642	416,489	3,013,131	2,153,500	437,259	2,590,759
Banks	9,365	3,899	13,264	15,797	12,986	28,783
Guernsey
Customers	996,343	248,866	1,245,209	1,350,377	145,132	1,495,509
Banks	669	—	669	1,307	—	1,307
The Bahamas
Customers	36,078	3,602	39,680	53,317	7,514	60,831
United Kingdom
Customers	285,751	312,191	597,942	266,010	348,439	614,449
Banks	142	—	142	308	—	308

Total Customers	7,654,643	1,513,025	9,167,668	6,737,644	1,894,027	8,631,671
Total Banks	10,579	3,899	14,478	26,920	12,986	39,906

Total deposits	7,665,222	1,516,924	9,182,146	6,764,564	1,907,013	8,671,577

Note 11: Employee benefit plans

          The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries.

Bermuda Defined Benefit Post Retirement Healthcare Plan

          For the year ended 31 December 2014 numerous changes in the plan provisions were made to align the plan provisions with the administrative practices of the Bank resulting in a further increase in the Bermuda defined benefit post-retirement healthcare plan liability of $7.9 million.

          The Bank amortises prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follow: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 resulted in the recognition of new prior service cost on 31 December 2014 on a plan for which substantially all

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

members are now inactive and, in accordance with US GAAP, the Bank has elected to amortise this new prior service cost on a linear basis over 21 years, which is the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

Guernsey Defined Benefit Pension Plan

          Effective 30 September 2014, the defined benefit pension benefits of the Bank's Guernsey operations were amended to freeze credited service and final average earnings for remaining active members. The benefits amendment resulted in a further reduction in the Guernsey defined benefit pension liability of $4.59 million as at 30 September 2014.

          Effective October 2014, all the participants of the Guernsey defined benefit pension plan are inactive and in accordance with US GAAP, the net actuarial loss of the Guernsey defined benefit pension plan will be amortised over the then estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all of the Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortised to net income over the estimated average remaining service period for active members of 15 years.

          The following table presents the financial position of the Bank's defined benefit pension plans and the Bank's post-retirement medical benefits, which is unfunded. The Bank measures the benefit

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

obligations and plan assets annually on each 31 December and therefore, the most recent measurement date is 31 December 2015.

	31 December 2015		31 December 2014

	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan

Accumulated benefit obligation at end of year	166,815	—	188,890	—

Change in projected benefit obligation
Projected benefit obligation at beginning of year	188,890	114,640	167,469	89,109
Service cost	—	341	1,203	825
Employee contributions	—	—	99	—
Interest cost	6,958	4,745	7,760	4,503
Benefits paid	(7,573)	(2,871)	(8,771)	(3,590)
Plan amendment	—	—	—	7,901
Settlement and curtailment of liability	(2,509)	—	(4,662)	—
Actuarial (gain) loss	(14,157)	2,252	31,604	15,892
Foreign exchange translation adjustment	(4,794)	—	(5,812)	—

Projected benefit obligation at end of year	166,815	119,107	188,890	114,640

Change in plan assets
Fair value of plan assets at beginning of year	194,007	—	186,412	—
Actual return on plan assets	687	—	18,451	—
Employer contribution	808	2,871	4,172	3,590
Employee contributions	—	—	99	—
Plan settlement	(2,424)	—	—	—
Benefits paid	(7,573)	(2,871)	(8,771)	(3,590)
Foreign exchange translation adjustment	(5,544)	—	(6,356)	—

Fair value of plan assets at end of year	179,961	—	194,007	—

Amounts recognised in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	16,174	—	8,374	—
Accrued pension benefit cost included in employee benefit plans liability	(3,028)	(119,107)	(3,257)	(114,640)

Surplus (deficit) of plan assets over projected benefit obligation at measurement date	13,146	(119,107)	5,117	(114,640)

          As at 31 December 2015, the pension plans of the Guernsey and United Kingdom subsidiaries were in a surplus position (i.e. net surplus presented in other assets in the consolidated balance

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

sheets) while the pension plan of the Bermuda operations was in a deficit position with projected benefit obligations of $88.0 million and plan assets of $85.0 million.

	Year ended

	31 December 2015		31 December 2014

	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan

Amounts recognised in accumulated other comprehensive loss consist of:
Net actuarial loss, excluding deferred taxes	(46,696)	(28,779)	(53,970)	(29,874)
Prior service credit, net of prior service cost	—	665	—	7,008
Deferred income taxes assets	365	—	801	—

Net amount recognised in accumulated other comprehensive loss	(46,331)	(28,114)	(53,169)	(22,866)

Annual Benefit Expense
Expense component
Service cost	—	341	1,203	825
Interest cost	6,958	4,745	7,760	4,503
Expected return on plan assets	(9,585)	—	(10,653)	—
Amortisation of prior service credit	—	(6,343)	—	(6,719)
Amortisation of net actuarial losses	1,607	3,347	1,058	922
Loss on settlement	101	—	—	—

Defined benefit expense (income)	(919)	2,090	(632)	(469)
Defined contribution expense	6,907	—	6,892	—

Total benefit expense (income)	5,988	2,090	6,260	(469)

Other Changes Recognised in Other Comprehensive (Loss) Income
Net gain (loss) arising during the year	5,096	(2,252)	(18,947)	(15,892)
Prior service cost arising during the year	—	—	—	(7,901)
Amortisation of prior service credit	—	(6,343)	—	(6,719)
Amortisation of net actuarial losses	1,703	3,347	1,058	922
Change in deferred taxes	(391)	—	83	—
Foreign exchange adjustment	430	—	253	—

Total changes recognised in other comprehensive (loss) income	6,838	(5,248)	(17,553)	(29,590)

          The estimated portion of the net actuarial loss for the pension plans that will be amortised from AOCL into benefit expense over the 2016 full fiscal year is $1.7 million. The estimated portion of the net actuarial loss and the prior service credit for the post-retirement medical benefit plan that

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

will be amortised from AOCL into benefit expense over the 2016 full fiscal year is $2.6 million for the net actuarial loss and a credit of $6.3 million for the net prior service credit.

Actuarial Assumptions

	Year ended

	31 December 2015		31 December 2014

	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan

Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	3.80%	4.20%	4.75%	5.10%
Weighted average rate of compensation increases(1)	2.20%	N/A	4.30%	N/A
Weighted average expected long-term rate of return on plan assets	5.10%	N/A	5.80%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.1% to 4.5% in 2027	N/A	7.3% to 4.5% in 2027

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	4.20%	4.70%	3.80%	4.20%
Weighted average rate of compensation increases	2.30%	N/A	2.80%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	8.0% to 4.5% in 2035	N/A	7.1% to 4.5% in 2027

Post-retirement medical benefit plan sensitivity to trend rate assumptions
The effect of a one percentage point increase or decrease in the assumed medical cost increase rate on the aggregate of service and interest costs is as follow:
a. One percent increase in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	909	N/A	952
ii. Effect on benefit obligation at year-end	N/A	18,792	N/A	20,339
b. One percent decrease in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	(781)	N/A	(771)
ii. Effect on benefit obligation at year-end	N/A	(15,496)	N/A	(16,514)

(1)
Excludes the inactive Bermuda defined benefit pension plan.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

          To develop the expected long-term rate of return on the plan assets assumption for each plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the assets. The weighted average discount rate used to determine benefit obligations at the end of the year is derived from interest rates on high quality corporate bonds with maturities that match the expected benefit payments.

Investments Policies and Strategies

          The pension plans' assets are managed according to each plan's investment policy statement, which outlines the purpose of the plan, statement of objectives and guidelines and investment policy. The asset allocation is diversified and any use of derivatives is limited to hedging purposes only.

	31 December 2015		31 December 2014

Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation

Debt securities (including debt mutual funds)	42%	53%	49%	50%
Equity securities (including equity mutual funds)	58%	47%	45%	48%
Other	0%	0%	6%	2%

Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets

          The following table presents the fair value of plans' assets by category and level of inputs used in their respective fair value determination as described in Note 2:

	31 December 2015				31 December 2014

	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value

US government and federal agencies	—	7,532	—	7,532	—	7,707	—	7,707
Corporate debt securities	—	68,166	—	68,166	—	62,466	—	62,466
Debt securities issued by non-US governments	—	—	—	—	—	17,342	—	17,342
Equity securities and mutual funds	11,845	91,702	—	103,547	12,747	92,962	—	105,709
Other	—	716	—	716	—	783	—	783

Total fair value of plans' assets	11,845	168,116	—	179,961	12,747	181,260	—	194,007

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 11: Employee benefit plans (Continued)

          At 31 December 2015, 34.8% (31 December 2014: 35.9%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At 31 December 2015, 0.3% and 1.2% (31 December 2014: 0.3% and 1.1%) of the plans' assets were invested in common and preference shares of the Bank respectively.

          The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

          Estimated 2016 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan

Estimated Bank contributions for the full year ending 31 December 2016	592	4,183
Estimated benefit payments by year:
2016	7,400	4,183
2017	7,400	4,496
2018	7,400	4,822
2019	7,400	5,167
2020	7,400	5,511
2021-2024	37,000	32,986

Note 12: Credit related arrangements and commitments

Commitments

          As at 31 December 2015, the Bank was committed to expenditures under contract for information technology services sourcing and leases of $16.3 million and $20.0 million respectively (31 December 2014: $33.1 million and $20.0 million respectively). Rental expense for premises leased on a long-term basis for the year ended 31 December 2015 amounted to $4.8 million (31 December 2014: $5.3 million). The leases under contract as of both 31 December 2015 and 31 December 2014 are all non-cancelable operating type leases primarily for the lease of office space.

          The following table summarises the Bank's commitments for sourcing, long-term leases and other agreements:

	Sourcing	Leases	Other	Total

Year ending 31 December
2016	16,312	5,235	2,376	23,923
2017	—	4,212	536	4,748
2018	—	3,346	497	3,843
2019	—	2,523	458	2,981
2020	—	2,382	458	2,840
2021 & thereafter	—	2,294	458	2,752

Total commitments	16,312	19,992	4,783	41,087

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 12: Credit related arrangements and commitments (Continued)

Credit-Related Arrangements

          Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer's payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary's claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, whilst the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

          The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognised in income proportionately over the life of the credit agreements.

          The following table presents the outstanding financial guarantees:

	31 December 2015			31 December 2014

	Gross	Collateral	Net	Gross	Collateral	Net

Standby letters of credit	258,851	257,200	1,651	225,718	224,158	1,560
Letters of guarantee	9,137	8,418	719	10,227	7,594	2,633

Total	267,988	265,618	2,370	235,945	231,752	4,193

          Collateral is shown at estimated market value less selling cost. Where cash is the collateral, this is shown gross including interest income.

          The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 12: Credit related arrangements and commitments (Continued)

          The following table presents the unfunded legally binding commitments to extend credit:

	31 December 2015	31 December 2014

Commitments to extend credit	390,497	257,266
Documentary and commercial letters of credit	455	1,927

Total unfunded commitments to extend credit	390,952	259,193

          The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilised facility. At 31 December 2015, $123.7 million (31 December 2014: $91.8 million) of standby letters of credit were issued under this facility.

Legal Proceedings

          There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

          As publicly announced, in November 2013, the US Attorney's Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

          Management believes that, at this stage, a provision of $4.8 million, which has been recorded as of 31 December 2015, is appropriate based on the methodology used in similar settlements for other financial institutions. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

Note 13: Exit cost obligations

          During December 2015, the Bank agreed to commence an orderly wind-down of the deposit taking and investment management businesses in the United Kingdom segment as reflected in management segment reporting described in Note 15: Segmented Information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind-down of the deposit taking

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 13: Exit cost obligations (Continued)

and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind-down is expected to be completed over the next 12 months. Certain expenses and related liabilities have been recognized during and as of the year ended 31 December 2015 pertaining to this orderly wind-down plan. The tables below present information about these liabilities and expenses:

	Total costs	Year ended 31 December 2015		Exit cost liability as at

	expected to be incurred	Expense recognised	Amounts paid	31 December 2015

Staff redundancy expenses	3,955	634	—	634
Professional services	4,125	1,549	—	1,549
Lease termination expenses	2,210	—	—	—
Other expenses	1,620	—	—	—

Total	11,910	2,183	—	2,183

          The amounts expensed above are all included in the consolidated statements of operations as "Restructuring costs" under non-interest expenses.

          Related to this orderly wind-down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (currently held under "Premises, equipment and computer software" on the consolidated balance sheets). This determination was based upon the realisable value of this software upon completion of the orderly wind-down. A total of $5.1 million was incurred and expensed during the year ended 31 December 2015 and is included as "Impairment of fixed assets" on the consolidated statements of operations.

Note 14: Loan interest income

	Year ended

	31 December 2015	31 December 2014

Contractual interest
Contractual interest earned on mortgages	104,194	106,321
Contractual interest earned on other loans	79,506	82,395

Subtotal contractual interest earned	183,700	188,716
Amortisation
Amortisation of fair value hedge	(1,471)	(1,548)
Amortisation of loan origination fees (net of amortised costs)	4,257	4,818

Total loan interest income	186,486	191,986

Balance of unamortised fair value hedge as at year end	(4,335)	(5,806)

Balance of unamortised loan fees as at year end	8,107	7,526

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 15: Segmented information

          The Bank is managed by its CEO on a geographic basis. The Bank's six geographic segments are Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The geographic segments are determined based on the country's balance sheet size and by regulatory reporting requirements in respective jurisdiction. Each region has a managing director who reports directly to the CEO. The CEO has final authority over resource allocation decisions and performance assessment.

          The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based upon the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

          Accounting policies of the reportable segments are the same as those described in Note 2. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

          Bermuda provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through five branch locations and through Internet banking, mobile banking, automated teller machines ("ATMs") and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda's wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services.

          The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through Internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman's wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

          The Guernsey segment provides a broad range of services to private clients and financial institutions including private banking and treasury services, Internet banking, administered bank services, wealth management and fiduciary services.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 15: Segmented information (Continued)

          The Switzerland segment provides fiduciary services. The Bahamas segment provides fiduciary and ancillary services.

          The United Kingdom segment provides a broad range of services including private banking and treasury services, Internet banking and wealth management and fiduciary services to high net worth individuals and privately owned businesses. As described in Note 13, during December 2015, the Bank agreed to commence an orderly wind-down plan of the deposit taking and investment management businesses in the United Kingdom segment.

	31 December 2015	31 December 2014

Total Assets by Segment
Bermuda	5,113,718	4,797,235
Cayman	3,282,319	2,863,624
Guernsey	1,391,126	1,639,334
Switzerland	2,713	2,000
The Bahamas	49,434	70,265
United Kingdom	788,433	832,591

Total assets before inter-segment eliminations	10,627,743	10,205,049
Less: inter-segment eliminations	(352,180)	(346,609)

Total	10,275,563	9,858,440

Year ended	Net interest income		Provision for	Non-interest	Revenue before gains	Gains and	Total net	Total

31 December 2015	Customer	Inter-segment	credit losses	income	and losses	losses	revenue	expenses	Net income

Bermuda	142,488	2,600	(3,625)	61,050	202,513	(2,503)	200,010	159,474	40,536
Cayman	66,317	608	(466)	39,508	105,967	(793)	105,174	58,115	47,059
Guernsey	17,025	(427)	(103)	26,171	42,666	(1,066)	41,600	39,872	1,728
Switzerland	—	—	—	3,420	3,420	—	3,420	3,320	100
The Bahamas	8	116	—	5,295	5,419	1	5,420	5,068	352
United Kingdom	13,428	(2,897)	(1,547)	6,307	15,291	(5,076)	10,215	22,251	(12,036)

Total before eliminations	239,266	—	(5,741)	141,751	375,276	(9,437)	365,839	288,100	77,739

Inter-segment eliminations	—	—	—	(1,579)	(1,579)	—	(1,579)	(1,579)	—

Total	239,266	—	(5,741)	140,172	373,697	(9,437)	364,260	286,521	77,739

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 15: Segmented information (Continued)

Year ended	Net interest income		Provision for	Non-interest	Revenue before gains	Gains and	Total net	Total

31 December 2014	Customer	Inter-segment	credit losses	income	and losses	losses	revenue	expenses	Net income

Bermuda	141,528	3,164	(6,425)	60,692	198,959	6,908	205,867	145,696	60,171
Cayman	58,442	928	(557)	33,515	92,328	36	92,364	58,829	33,535
Guernsey	19,303	(1,242)	(154)	26,814	44,721	4,432	49,153	39,580	9,573
Switzerland	—	—	—	2,486	2,486	—	2,486	2,867	(381)
The Bahamas	(15)	166	—	5,492	5,643	—	5,643	5,548	95
United Kingdom	19,229	(3,016)	(912)	7,717	23,018	4,312	27,330	22,164	5,166

Total before eliminations	238,487	—	(8,048)	136,716	367,155	15,688	382,843	274,684	108,159

Inter-segment eliminations	—	—	—	(1,886)	(1,886)	—	(1,886)	(1,886)	—

Total	238,487	—	(8,048)	134,830	365,269	15,688	380,957	272,798	108,159

Note 16: Derivative instruments and risk management

          The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank's derivative contracts principally involve over-the-counter ("OTC") transactions that are privately negotiated between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

          The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements ("ISDAs"). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked to market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked to market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

          Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

          All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts

          The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Derivative instruments and risk management (Continued)

outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value

          Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives

          The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank's risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise the following:

Fair value hedges

          Derivatives are designated as fair value hedges to minimise the Bank's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended 31 December 2011, the Bank cancelled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortised to net income over the remaining life of each individual loan using the effective interest method.

Net investment hedges

          Foreign currency swaps and qualifying non-derivative instruments designated as net investment hedges are used to minimise the Bank's exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognised in AOCL consistent with the related translation gains and

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Derivative instruments and risk management (Continued)

losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimise the risk of hedge ineffectiveness.

          For derivatives designated as net investment hedges, the Bank follows the forward-rate method in measuring the amount of ineffectiveness in a net investment hedge. According to that method, all changes in fair value, including changes related to the forward-rate component and the time value of currency swaps, are recorded in the foreign currency translation adjustment account within AOCL. To the extent all terms are not perfectly matched, any ineffectiveness is measured using the hypothetical derivative method. Ineffectiveness resulting from net investment hedges is recorded in foreign exchange income. Amounts recorded in AOCL are reclassified to earnings only upon the sale or liquidation of an investment in a foreign subsidiary.

          For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 23 for details on the amount recognised into AOCL during the current period from translation gain or loss.

Derivatives not formally designated as hedges

          Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Banks' exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognised in foreign exchange income.

Client service derivatives

          The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognised in foreign exchange income.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Derivative instruments and risk management (Continued)

          The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

31 December 2015	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value

Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	4,122	—	4,122
Derivatives not formally designated as hedging instruments	Currency swaps	4	77,881	273	(95)	178

Subtotal risk management derivatives			155,551	4,395	(95)	4,300
Client services derivatives	Foreign exchange contracts	128	2,572,525	16,426	(15,961)	465

Total derivative instruments			2,728,076	20,821	(16,056)	4,765

31 December 2014	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value

Risk management derivatives
Net investment hedges	Currency swaps	2	114,759	1,095	(3,559)	(2,464)
Derivatives not formally designated as hedging instruments	Currency swaps	9	113,981	284	(1,749)	(1,465)

Subtotal risk management derivatives			228,740	1,379	(5,308)	(3,929)
Client services derivatives	Foreign exchange contracts	178	2,424,176	20,856	(20,500)	356

Total derivative instruments			2,652,916	22,235	(25,808)	(3,573)

          In addition to the above, as at 31 December 2015 foreign denominated deposits of $39.4 million (31 December 2014: $15.7 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

          We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

          The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 16: Derivative instruments and risk management (Continued)

following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair	Less: offset applied under master	Net fair value presented in the	Less: positions not offset in the consolidated balance sheets

31 December 2015	value recognised	netting agreements	consolidated balance sheets	Gross fair value of derivaties	Cash collateral received / paid	Net exposures

Derivative assets
Spot and forward foreign exchange and currency swaps	20,821	(7,127)	13,694	(78)	(232)	13,384
Derivative liabilities
Spot and forward foreign exchange and currency swaps	16,056	(7,127)	8,929	(78)	(148)	8,703

Net positive fair value			4,765	—

	Gross fair	Less: offset applied under master	Net fair value presented in the	Less: positions not offset in the consolidated balance sheets

31 December 2014	value recognised	netting agreements	consolidated balance sheets	Gross fair value of derivaties	Cash collateral received / paid	Net exposures

Derivative assets
Spot and forward foreign exchange and currency swaps	22,235	(5,384)	16,851	—	(3,411)	13,440
Derivative liabilities
Spot and forward foreign exchange and currency swaps	25,808	(5,384)	20,424	—	(5,073)	15,351

Net negative fair value			(3,573)

          The following table shows the location and amount of gains (losses) recorded in the consolidated statements of operations on derivative instruments outstanding:

		Year ended

Derivative instrument	Consolidated statements of operations line item	31 December 2015	31 December 2014

Spot and forward foreign exchange	Foreign exchange revenue	(228)	(332)

Total net losses recognised in net income		(228)	(332)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Fair value measurements

          The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2.

          Management reviews the price of each security monthly, comparing market values to expectations and to the prior month's price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by the Group Asset and Liability Committee.

          Financial instruments in Level 1 include actively traded redeemable mutual funds.

          Financial instruments in Level 2 include equity securities not actively traded, certificates of deposit, corporate bonds, mortgage-backed securities and other asset-backed securities, interest rate swaps and caps, forward foreign exchange contracts, and mutual funds not actively traded.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Fair value measurements (Continued)

          Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

	31 December 2015				31 December 2014

				Total carrying				Total carrying
	Fair value			amount /	Fair value			amount /

	Level 1	Level 2	Level 3	fair value	Level 1	Level 2	Level 3	fair value

Items that are recognised at fair value on a recurring basis:
Financial assets
Trading investments
Certificates of deposit	—	—	—	—	—	37,743	—	37,743
US government and federal agencies	—	279,343	—	279,343	—	312,507	—	312,507
Debt securities issued	—	7,489	—	7,489	—	7,652	—	7,652
Asset-backed securities — Student loans	—	28,285	—	28,285	—	52,597	—	52,597
Mutual funds	5,903	279	—	6,182	6,038	848	—	6,886

Total trading	5,903	315,396	—	321,299	6,038	411,347	—	417,385

Available-for-sale investments
US government and federal agencies	—	1,404,499	—	1,404,499	—	1,575,363	—	1,575,363
Debt securities issued by non-US governments	—	29,575	—	29,575	—	30,673	—	30,673
Corporate debt securities	—	506,144	—	506,144	—	399,289	—	399,289
Asset-backed securities — Student loans	—	—	12,161	12,161	—	—	12,226	12,226
Commercial mortgage-backed securities	—	148,726	—	148,726	—	151,169	—	151,169
Residential mortgage-backed securities — Prime	—	100,244	—	100,244	—	64,829	—	64,829

Total available-for-sale	—	2,189,188	12,161	2,201,349	—	2,221,323	12,226	2,233,549

Other assets — Derivatives	—	13,694	—	13,694	—	16,851	—	16,851
Financial liabilities
Other liabilities — Derivatives	—	8,929	—	8,929	—	20,424	—	20,424

          There were no transfers between Level 1 and Level 2 during the year ended 31 December 2015 and 2014.

          The Level 3 Asset-backed securities — Student loans is a federal family education loan programme guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

          Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 17: Fair value measurements (Continued)

probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

Level 3 Reconciliation	31 December 2015	31 December 2014

Carrying amount at beginning of year	12,226	45,304
Proceeds from sales, paydowns and maturities	—	(36,439)
Accretion recognised in net income	—	915
Realised and unrealised gains (losses) recognised in other comprehensive income	(65)	(6,286)
Realised and unrealised gains recognised in net income	—	8,732

Carrying amount at end of year	12,161	12,226

Items Other Than Those Recognised at Fair Value on a Recurring Basis:

		31 December 2015			31 December 2014

	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)

Financial assets
Cash due from banks	Level 1	2,288,890	2,288,890	—	2,063,311	2,063,311	—
Short-term investments	Level 1	409,482	409,482	—	394,770	394,770	—
Investments held-to-maturity	Level 2	701,282	701,495	213	338,177	343,989	5,812
Loans, net of allowance for credit losses	Level 2	4,000,155	3,996,443	(3,712)	4,019,128	4,015,764	(3,364)
Other real estate owned(1)	Level 2	11,206	11,206	—	19,300	19,300	—
Financial liabilities
Customer deposits
Demand deposits	Level 2	7,654,643	7,654,643	—	6,737,644	6,737,644	—
Term deposits	Level 2	1,513,025	1,514,126	(1,101)	1,894,027	1,895,558	(1,531)
Deposits from banks	Level 2	14,478	14,478	—	39,906	39,906	—
Long-term debt	Level 2	117,000	116,606	394	117,000	115,936	1,064

(1)
The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

Note 18: Interest rate risk

          The following tables set out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank's interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 18: Interest rate risk (Continued)

remaining contractual principal maturities for mortgage-backed securities (primarily US Government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

	Earlier of contractual maturity or repricing date

31 December 2015 (in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total

Assets
Cash due from banks	2,178	—	—	—	—	111	2,289
Short-term investments	117	291	1	—	—	—	409
Investments	871	79	19	620	1,629	6	3,224
Loans	3,735	84	53	67	47	14	4,000
Other assets	—	—	—	—	—	354	354

Total assets	6,901	454	73	687	1,676	485	10,276

Liabilities and shareholders' equity
Shareholders' equity	—	—	—	—	—	750	750
Demand deposits	5,783	—	—	—	—	1,882	7,665
Term deposits	989	296	153	79	—	—	1,517
Other liabilities	—	—	—	—	—	227	227
Long-term debt	92	—	—	25	—	—	117

Total liabilities and shareholders' equity	6,864	296	153	104	—	2,859	10,276

Interest rate sensitivity gap	37	158	(80)	583	1,676	(2,374)	—
Cumulative interest rate sensitivity gap	37	195	115	698	2,374	—	—

	Earlier of contractual maturity or repricing date

31 December 2014 (in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total

Assets
Cash due from banks	1,923	—	—	—	—	140	2,063
Short-term investments	155	224	16	—	—	—	395
Investments	422	37	105	470	1,948	7	2,989
Loans	3,685	133	20	112	45	24	4,019
Other assets	—	—	—	—	—	392	392

Total assets	6,185	394	141	582	1,993	563	9,858

Liabilities and shareholders' equity
Shareholders' equity	—	—	—	—	—	849	849
Demand deposits	5,142	64	—	—	—	1,559	6,765
Term deposits	1,168	344	316	79	—	—	1,907
Other liabilities	—	—	—	—	—	220	220
Long-term debt	47	—	45	25	—	—	117

Total liabilities and shareholders' equity	6,357	408	361	104	—	2,628	9,858

Interest rate sensitivity gap	(172)	(14)	(220)	478	1,993	(2,065)	—
Cumulative interest rate sensitivity gap	(172)	(186)	(406)	72	2,065	—	—

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

          On 28 May 2003, the Bank issued US $125 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $78 million in Series A notes due 2013 and US $47 million in Series B notes due 2018. The issuance was by way of private placement with US institutional investors. The notes are listed on the Bermuda Stock Exchange ("BSX") in the specialist debt securities category. Part proceeds of the issue were used to repay the entire amount of the US $75 million outstanding subordinated notes redeemed in July 2003. The notes issued under Series A paid a fixed coupon of 3.94% until 27 May 2008 when it was redeemed in whole by the Bank. The Series B notes paid a fixed coupon of 5.15% until 27 May 2013 when they became redeemable in whole at the Bank's option. The Series B notes were priced at a spread of 1.35% over the 10-year US Treasury yield.

          On 27 June 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015 and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The notes issued under Series A paid a fixed coupon of 4.81% until 2 July 2010 after which the coupon rate became floating and the principal became redeemable in whole at the Bank's option. The Series B notes pay a fixed coupon of 5.11% until 2 July 2015 when they also become redeemable in whole at the Bank's option. The Series A notes were priced at a spread of 1.00% over the five-year US Treasury yield and the Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased a portion of the outstanding 5.11% 2005 Series B Subordinated notes ("the Note"). The face value of the portion of the Note repurchased was $15 million and the purchase price paid for the repurchase was $13.875 million, which realised a gain of $1.125 million. During January 2014, the Bank fully redeemed the 2005 issuance Series A subordinated debt for its nominal value of $90 million.

          On 27 May 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018 and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The notes issued under Series A paid a fixed coupon of 7.59% until 27 May 2013 when they became redeemable in whole at the option of the Bank. In May 2013, the Bank exercised its option to redeem the Series A note outstanding at face value. The Series B notes pay a fixed coupon of 8.44% until 27 May 2018 when they also become redeemable in whole at the Bank's option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield.

          No interest was capitalised during the years ended 31 December 2015 and 2014.

          In the event the Bank would be in a position to redeem long-term debt, priority would go the redeemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt (Continued)

          The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at 31 December 2015. The interest payments are calculated until contractual maturity using the current LIBOR rates.

	Earliest date redeemable at	Contractual	Interest rate	Interest rate from earliest date		Interest payments until contractual maturity

Long-term debt	the Bank's option	maturity date	until date redeemable	redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years

Bermuda
2003 issuance — Series B	27-May-2013	27-May-2018	5.15%	3 months US$ LIBOR + 2.000%	47,000	1,248	1,862	—
2005 issuance — Series B	2-Jul-2015	2-Jul-2020	5.11%	3 months US$ LIBOR + 1.695%	45,000	1,056	3,949	—
2008 issuance — Series B	27-May-2018	27-May-2023	8.44%	3 months US$ LIBOR + 4.929%	25,000	2,110	6,686	3,506

Total					117,000	4,414	12,497	3,506

Note 20: Earnings per share

          Earnings per share have been calculated using the weighted average number of common shares outstanding during the year after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank's shares for the year. Numbers of shares are expressed in thousands.

          Prior to their conversion into common shares on 31 March 2015, outstanding contingent value convertible preference ("CVCP") shares were classified as participating securities as they were entitled to dividends declared to common shareholders on a 1:1 basis and were therefore included in the basic earnings per share calculation.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 20: Earnings per share (Continued)

	Year ended

	31 December 2015	31 December 2014

Net income	77,739	108,159
Less: Preference dividends declared and guarantee fee	(16,455)	(16,546)
Less: Premium on preference share buyback	(28)	(96)

Net income attributable to participating shares	61,256	91,517
Less: Dividend paid on common shares	(24,708)	(27,088)
Less: Dividend paid on contingent value convertible preference shares	(138)	(352)

Undistributed earnings attributable for participating shares	36,410	64,077

Basic Earnings Per Share	Common stock	CVCP	Common stock	CVCP

Weighted average number of shares issued	498,415	1,594	549,939	6,994
Weighted average number of common shares held as treasury stock	(10,788)	N/A	(9,336)	N/A

Adjusted weighted average number of participating shares outstandings (in thousands)	487,627	1,594	540,603	6,994

Allocation of undistributed earnings — Basic	36,287	123	63,259	818
Distributed earnings per share	0.05	0.02	0.05	0.05
Undistributed earnings per share	0.08	0.02	0.12	0.12

Basic Earnings Per Share	0.13	0.04	0.17	0.17

Diluted Earnings Per Share	Common stock	CVCP	Common stock	CVCP

Adjusted weighted average number of participating shares outstandings	487,627	1,594	540,603	6,994
Net dilution impact related to options to purchase common shares	4,718	N/A	3,927	N/A
Net dilution impact related to awards of unvested common shares	6,089	N/A	4,958	N/A

Adjusted weighted average number of diluted participating shares outstanding (in thousands)	498,434	1,594	549,488	6,994

Allocation of undistributed earnings — Diluted	36,290	120	63,272	805
Distributed earnings per share	0.05	0.02	0.05	0.05
Undistributed earnings per share	0.07	0.02	0.11	0.12

Diluted Earnings Per Share	0.12	0.04	0.16	0.17

          During the year ended 31 December 2015, options to purchase an average of 29.0 million (31 December 2014: 31.1 million) shares of common stock, were outstanding. During the year ended 31 December 2015, the average number of outstanding awards of unvested common shares was 9.2 million (31 December 2014: 9.5 million). Only awards for which the sum of 1) the expense that will be recognised in the future (i.e. the unrecognised expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common stock were considered dilutive

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 20: Earnings per share (Continued)

and, therefore, included in the computation of diluted earnings per share. An awards unrecognised expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

          Warrants issued to the Government of Bermuda in exchange for the Governments guarantee of the preference shares, with an exercise price of $3.47 (31 December 2014: $3.49) for 4.32 million shares of common stock (31 December 2014: 4.30 million) were not included in the computation of earnings per share as at 31 December 2015 and 2014 because the exercise price was greater than the average market price of the Bank's common stock.

Note 21: Share-based payments

          The common shares transferred to employees under all share-based payments are taken from the Bank's common treasury shares. As all share-based payments are settled by the ultimate parent company, which pursuant to Bermuda law is not taxed on income, they are not income tax benefits in relation to the issue of such shares as a form of compensation.

Stock Option Plans

1997 Stock Option Plan

          Prior to the capital raise on 2 March 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 Stock Option Plan

          In conjunction with the capital raise, the Board of Directors approved the 2010 Stock Option Plan. Under the Plan, five per cent of the Bank's fully diluted common shares, equal to approximately 29.5 million shares, are available for grant to certain officers. In May 2012, the Board of Directors approved an increase to the options allowed to be granted under the 2010 Stock Option Plan to 50 million shares.

          Under the 2010 Stock Option Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price will be reduced for all special dividends declared by the Bank.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 21: Share-based payments (Continued)

          The 2010 Stock Option Plan will vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition

          50% of each option award is granted in the form of time vested options and vests 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

Performance vesting condition

          50% of each option award is granted in the form of performance options and vests (partially or fully) on a "valuation event" date (date any of the 2 March 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realises a predetermined multiple of invested capital ("MOIC"). In the event of a valuation event and the MOIC reaching 200% of the original $1.21 per share invested capital, all performance options would vest. As at 31 December 2015 the grant date fair value not yet recognised in expenses of outstanding performance options is $8.7 million (31 December 2014: $8.9 million). If the probability of a valuation event becomes more likely than not, some or all of the unrecognised expense relating to the performance options will be recognised as an expense.

          In addition to the time and performance vesting conditions noted above, the options will generally vest immediately:

  •
  by reason of the employee's death or disability,

  •
  upon termination, by the Bank, of the holder's employment, unless if in relation with the holder's misconduct, or

  •
  in limited circumstances and specifically approved by the Board, as stipulated in the holder's employment contract.

          In the event of the employee's resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Weighted average fair value of stock options granted	Time vested options	Performance vested options

Year ended 31 December 2012 (most recent year during which options were granted)	$0.42	$0.44
Year ended 31 December 2011	$0.41	$0.43

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 21: Share-based payments (Continued)

Changes in Outstanding Stock Options

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate

Year ended 31 December 2015	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan	intrinsic value ($ thousands)

Outstanding at beginning of year	3,525	26,780	30,305	13.07	1.17
Exercised	—	(554)	(554)	—	1.15			393
Forfeitures and cancellations	(1,349)	(24)	(1,373)	12.33	1.15
Resignations, retirements, redundancies	—	(132)	(132)	—	1.15

Outstanding at end of year	2,176	26,070	28,246	13.52	1.16	1.78	4.67	20,594

Vested and exercisable at end of year	2,176	12,423	14,599	13.52	1.16	1.78	4.94

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate

Year ended 31 December 2014	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan	intrinsic value ($ thousands)

Outstanding at beginning of year	3,992	27,808	31,800	12.83	1.17
Exercised	—	(1,027)	(1,027)	—	1.16			874
Forfeitures and cancellations	(436)	(1)	(437)	10.86	1.16
Resignations, retirements, redundancies	—	—	—	—	1.16
Expiration at end of plan life	(31)	—	(31)	13.76	—

Outstanding at end of year	3,525	26,780	30,305	13.07	1.17	2.38	5.66	22,233

Vested and exercisable at end of year	3,525	8,677	12,202	13.07	1.17	2.38	5.65

          During the year ended 31 December 2015, $0.6 million (31 December 2014: $1.2 million) was received in proceeds from the exercising of options.

Share Based Plans

          Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

          Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder's employment unless if in relation with the holder's misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder's employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 21: Share-based payments (Continued)

Employee Deferred Incentive Plan ("EDIP")

          Under the Bank's EDIP Plan, shares were awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan ("ELTIP")

2012 and 2011 ELTIP

          Under the Bank's 2012 and 2011 ELTIP, shares were awarded to Bank employees and executive management, based on predetermined vesting conditions. Two types of vesting conditions upon which the shares were awarded comprise the ELTIP: 1) 50% of each share award were granted in the form of time vested shares, generally vesting equally over a three-year period from the effective grant date; and 2) 50% of each share award were granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date.

2015, 2014 and 2013 ELTIP

          The 2015 ELTIP was approved on 11 February 2015. Under the Bank's 2015, 2014 and 2013 ELTIP, performance shares were awarded to executive management. These shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date.

Number of shares transferable upon vesting of the ELTIP and EDIP shares (in thousands of shares)

	Year ended

	31 December 2015		31 December 2014

	EDIP	ELTIP	EDIP	ELTIP

Outstanding at beginning of year	2,660	7,062	2,183	6,441
Granted	1,739	2,530	1,510	2,550
Vested (fair value in 2015: $10.6 million, 2014: $5.5 million)	(2,071)	(3,220)	(1,029)	(1,852)
Resignations, retirements, redundancies	(73)	(311)	(4)	(77)

Outstanding at end of year	2,255	6,061	2,660	7,062

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 21: Share-based payments (Continued)

Share-based Compensation Cost Recognised in Net Income

	Year ended

	31 December 2015			31 December 2014

	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total

Share-based compensation cost	521	7,182	7,703	1,915	6,954	8,869

Unrecognised Expense Attributable to Each Plan	31 December 2015	31 December 2014

2010 Stock Option Plan
Time vesting options	8	477
Performance vesting options	8,689	8,864
EDIP	2,098	1,900
ELTIP
Time vesting shares	21	129
Performance vesting shares	3,432	4,165

Total unrecognised expense	14,248	15,535

Note 22: Share buy-back plans

          The Bank initially introduced two share buy-back programmes on 1 May 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each programme was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each programme.

Common Share Buy-Back Programme

          Effective 1 April 2014, the Board approved the 2014 common share buy-back programme authorising the purchase for treasury of up to 15 million common shares.

          On 26 February 2015, the Board approved, with effect from 1 April 2015, the 2015 common share buy-back programme, authorising the purchase for treasury of up to eight million common shares.

	Years ended

Common share buy-backs	2015	2014	2013	2012	Total

Acquired number of shares (to the nearest 1)	2,503,707	8,567,340	4,038,482	7,260,051	22,369,580
Average cost per common share	1.94	1.99	1.39	1.24	1.63

Total cost (in Bermuda dollars)	4,862,248	17,018,412	5,610,907	8,999,061	36,490,628

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 22: Share buy-back plans (Continued)

Preference Share Buy-Back Programme

          On 28 April 2014, the Board approved the 2014 preference share buy-back programme, authorising the purchase and cancellation of up to 26,600 preference shares.

          On 26 February 2015, the Board approved, with effect from 5 May 2015, the 2015 preference share buy-back programme, authorising the purchase for cancellation of up to 5,000 preference shares.

	Years ended

Preference share buy-backs	2015	2014	2013	2012	Total

Acquired number of shares (to the nearest 1)	183	560	11,972	4,422	17,137
Average cost per preference share	1,151.55	1,172.26	1,230.26	1,218.40	1,224.46

Total cost (in Bermuda dollars)	210,734	656,465	14,728,624	5,387,777	20,983,600

          From time to time the Bank's associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each programme, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase programme must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities. See Note 24, in which certain large one-time share buy-backs transactions are described.

Note 23: Accumulated other comprehensive loss

          The table below presents the changes in AOCL by component for the year ended:

	Unrealised (losses)		Unrealised	Employee benefit plans

31 December 2015	on translation of net investment in foreign operations	HTM investments	gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL

Balance at beginning of year	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)
Transfer of AFS investments to HTM investments	—	(2,715)	2,715	—	—	—	—
Other comprehensive income (loss), net of taxes	(3,139)	365	(11,793)	6,838	(5,248)	1,590	(12,977)

Balance at end of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)

	Unrealised (losses)		Unrealised	Employee benefit plans

31 December 2014	on translation of net investment in foreign operations	HTM investments	gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL

Balance at beginning of year	(7,632)	—	(31,064)	(35,616)	6,724	(28,892)	(67,588)
Other comprehensive income (loss), net of taxes	(2,874)	—	40,085	(17,553)	(29,590)	(47,143)	(9,932)

Balance at end of year	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 23: Accumulated other comprehensive loss (Continued)

Net Change of AOCL Components

		Year ended

	Line item in the consolidated statements of operations, if any	31 December 2015	31 December 2014

Net unrealised gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(9,723)	(10,574)
Gains on net investment hedge	N/A	6,584	7,700

Net change		(3,139)	(2,874)
Held-to-maturity investment adjustments
Net unamortised losses transferred from AFS during the year	N/A	(2,715)	—
Amortisation of net losses to net income	Interest income on investments	378	—
Foreign currency translation adjustments of related balances	N/A	(13)	—

Net change		(2,350)	—
Available-for-sale investment adjustments
Gross unrealised gains (losses) arising during the year	N/A	(16,337)	48,703
Net unrealised losses transferred to HTM during the year	N/A	2,715	—
Transfer of realised (gains) losses to net income	Net realised gains (losses) on AFS investments	4,407	(8,680)
Foreign currency translation adjustments of related balances	N/A	137	62

Net change		(9,078)	40,085
Employee benefit plans adjustments Defined benefit pension plan
Net actuarial gain (loss)	N/A	5,096	(18,947)
Amortisation of actuarial losses	Salaries and other employee benefits	1,703	1,058
Change in deferred taxes	N/A	(391)	83
Foreign currency translation adjustments of related balances	N/A	430	253

Net change		6,838	(17,553)
Post-retirement healthcare plan
Net actuarial (loss)	N/A	(2,252)	(15,892)
Prior service cost	N/A	—	(7,901)
Amortisation of net actuarial losses	Salaries and other employee benefits	3,347	922
Amortisation of prior service credit	Salaries and other employee benefits	(6,343)	(6,719)

Net change		(5,248)	(29,590)

Other comprehensive (loss), net of taxes		(12,977)	(9,932)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 24: Capital structure

Authorised Capital

          The Bank's total authorised share capital as of 31 December 2015 and 2014 consisted of (i) 26 billion common shares of par value BD$0.01, (ii) 100,200,001 preference shares of par value US$0.01 and (iii) 50 million preference shares of par value £0.01.

          On 30 April 2015, Butterfield repurchased and cancelled 80,000,000 shares held by CIBC for $1.50 per share, for a total of $120 million. The remaining CIBC shareholding in Butterfield (representing 23,434,232 shares) was taken up by Carlyle Global Financial Services, L.P. at $1.50 per share and subsequently sold to other investors.

          On 13 August 2015, Butterfield repurchased and cancelled 4,000,000 shares held by two directors for $1.49 per share, for a total of $5.96 million.

Preference Shares

          On 22 June 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares (the "preference shares"). The issuance price was US$1,000 per share. The preference share buy-backs are disclosed in Note 22: Share Buy-Back Plans.

          The preference share principal and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiry of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank may redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time.

          Holders of preference shares will be entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of US $1,000 per preference share payable quarterly in arrears. In exchange for the Governments commitment, the Bank issued to the Government 4,279,601 warrants to purchase common shares of the Bank at an exercise price of $7.01. The warrants expire on 22 June 2019. During 2010, the warrants issued to the Government were adjusted in accordance with the terms of the guarantee and as a result the Government now holds 4,320,613 warrants with an exercise price of $3.47 as at 31 December 2015.

          On 11 May 2010, the Bank's Rights offering was over subscribed with the maximum allowable number of rights of 107,438,016 exercised and subsequently converted on the ratio of 0.07692 CVCP shares for each right unit exercised amounting to 8,264,157 CVCP shares issued. The CVCP shares have specific rights and conditions attached, which are explained in detail in the prospectus of the rights offering. On 31 March 2015, all remaining CVCP shares were converted to common shares at a ratio of 1:1.

Dividends Declared

          During the year ended 31 December 2015, the Bank declared cash dividends totalling $0.05 (31 December 2014: $0.05) for each common share and CVCP share on record (CVCP shares were all converted to common shares on 31 March 2015) as of the related record dates. During the

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 24: Capital structure (Continued)

years ended 31 December 2015 and 2014, the Bank declared the full 8.00% cash dividends on preference shares in each quarter.

          The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the "Companies Act') each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during the periods under review.

Regulatory Capital

          The Bank is subject to Basel II which is a risk-based capital adequacy framework developed by the Basel Committee on Banking Supervision (the "Basel Committee") and has been endorsed by the central bank governors and heads of bank supervision of the G10 countries. In December 2008, the BMA published final rules, effective 1 January 2009, with respect to the implementation of the Basel II framework. From this date the Bank has calculated its capital requirement on the Standardised approach under Basel II requirements.

          Effective 1 January 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. The finalisation of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules. The Bank is assessing the impact of the adoption of this guidance. The impact will likely increase capital requirements further and the Bank expects to maintain adequate capital buffers to meet these requirements.

          The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at 31 December 2015 and 2014. The following table sets forth the Bank's capital adequacy in accordance with Basel II framework:

	31 December 2015		31 December 2014

	Actual	Regulatory minimum	Actual	Regulatory minimum

Capital
Tier 1 capital	699,173	N/A	781,743	N/A
Tier 2 capital	119,163	N/A	130,788	N/A

Total capital	818,336	N/A	912,531	N/A
Risk Weighted Assets	4,305,350	N/A	4,113,404	N/A
Capital Ratios (%)
Tier 1 common	12.0%	N/A	14.6%	N/A
Tier 1 Total	16.2%	4.0%	19.0%	4.0%
Total Capital	19.0%	14.46%	22.2%	14.64%

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 25: Income taxes

          The Bank is incorporated in Bermuda, and pursuant to Bermuda law is not taxed on either income or capital gains. The Bank's subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes in their respective jurisdictions on either income or capital gains under current law applicable in the respective jurisdictions. The Bank's subsidiaries in the United Kingdom, Guernsey, and Switzerland are subject to the tax laws of those jurisdictions.

          For the years ended 31 December 2015 and 2014, the Bank did not record any unrecognised tax benefits or expenses and has no uncertain tax positions as at 31 December 2015 and 2014.

          The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended 31 December 2015 and 2014. For the years ended 31 December 2015 and 2014, the Bank did not incur any interest or pay any penalties.

	Year ended

	31 December 2015	31 December 2014

Income taxes in consolidated statements of operations
Current tax expense (benefit)	819	(169)
Deferred tax expense	457	—

Total tax expense (benefit)	1,276	(169)

Reconciliation between the Effective Income Tax Rate And The Statutory Income Tax Rate

	Year ended

	31 December 2015		31 December 2014

	$	%	$	%

Income tax expense at Bermuda corporation tax rate of 0%	—	—	—	—
Income tax expense in international offices taxed at different rates	(904)	(1)	1,501	2
Change in valuation allowance	466	1	(1,429)	(2)
Prior year tax adjustments	80	—	(956)	(1)
Other — net	1,634	2	715	1

Income tax expense (benefit) at effective tax rate	1,276	2	(169)	—

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 25: Income taxes (Continued)

	31 December 2015	31 December 2014

Deferred income taxes
Deferred income tax asset
Tax loss carried forward	2,540	2,641
Pension liability	365	800
Fixed assets	741	1,067
Allowance for compensated absence	9	10
Onerous leases	11	11

Deferred income tax asset before valuation allowance	3,666	4,529
Less: valuation allowance	(3,105)	(3,068)

Net deferred income tax assets	561	1,461
Deferred income tax liability
Other	—	—

Net deferred income tax asset	561	1,461

          Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in the UK bank over the year ended 31 December 2015. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

          On the basis of this evaluation, as of 31 December 2015, a valuation allowance of $3.1 million (31 December 2014: $3.1 million) has been recognised to record only the portion of the deferred tax asset that more likely than not will be realised. The amount of the deferred tax asset considered realisable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

          The Bank has net taxable loss carry forwards related to the Bank's international operations of approximately $13.6 million (31 December 2014: $12.3 million), which have an indefinite life.

Note 26: Business combinations

Legis Acquisition

          On 1 April 2014, the Bank via one of its subsidiaries, Butterfield Trust (Guernsey) Limited ("BTGL"), acquired all of the outstanding common shares of Legis T & C Holdings Limited ("Legis") for a maximum purchase price of up to $39.6 million. Legis is a Guernsey-based trust and corporate services business. The acquisition was undertaken to enhance the Bank's market presence and widen the Bank's range of corporate and institutional trust services for private clients and institutional and corporate clients.

          The acquisition date fair value of the cash consideration transferred amounted to $34.8 million comprising cash settlement of $31.9 million paid on 1 April 2014 and a contingent consideration of

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 26: Business combinations (Continued)

$2.9 million. The contingent consideration is dependent on revenue performance and representation and warranties being met. The undiscounted contingent consideration ranges from $2.3 million to $5.4 million. The fair value is calculated as the discounted amount payable based on various case scenarios with equal probabilities assigned to the payouts being made under each scenario.

          The fair value of the net assets acquired and allocation of purchase is summarised as follows:

As at 1 April 2014

Total consideration transferred	34,757
Assets acquired
Cash due from banks	1,466
Intangible assets	15,466
Other assets	158

Total assets acquired	17,090
Liabilities acquired	1,624

Excess purchase price (Goodwill)	19,291

          The final consideration payable may differ from the initial estimated liability with any changes in the liability recorded in other gains (losses) in the consolidated statements of operations until the liability is settled. Subsequent to the acquisition date, and primarily as a result of the change in payment probabilities as estimates were updated for actual results, the estimated fair value of the contingent consideration liability increased to $3.7 million as at 31 December 2014. At 31 December 2015, the estimated fair value of the contingent consideration liability was down to $2.7 million primarily as a result of payments made, as well as changes in expected payments to be made in accordance with the terms of the acquisition. The contingent consideration is included in other liabilities in the consolidated balance sheets.

          The purchase price paid by the Bank was for intangible assets in the form of customer relationships of $15.5 million with an estimated finite useful life of 15 years and resulting goodwill of $19.3 million. Goodwill is made up of expected cash flows to be derived from new business and expected synergies resulting from leveraging existing support services and infrastructure within the Bank.

          The Bank incurred transaction expenses, comprising legal and professional fees, related to the Legis acquisition in the amount of $1.2 million which were expensed during the year ended 31 December 2014.

          Effective 1 April 2014 the operating results of Legis are included in the consolidated financial statements. For the year ended 31 December 2015, net revenue of $7.8 million (31 December 2014: $6.4 million) and operating expenses of $6.2 million (31 December 2014: $4.9 million) from the Legis business are included in the consolidated financial statements.

          The following selected unaudited pro forma financial information has been provided to present a summary of the combined results of the Bank and Legis, assuming the transaction had been effected on 1 January 2014. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 26: Business combinations (Continued)

on the basis assumed above. No unaudited pro forma data is prepared for the year ended 31 December 2015 as the operating results of Legis were fully integrated throughout the year and are included in the consolidated statements of operations.

For the year ended 31 December 2014
Total net revenue	383,374
Total non-interest operating expense (including income tax expense)	273,750

Pro forma net income post business combination	109,624

HSBC Acquisition

          On 7 November 2014, the Bank via one of its subsidiaries, Butterfield Bank (Cayman) Limited ("BNTB Cayman"), acquired substantially all the retail loans and deposits of HSBC Bank (Cayman) Limited ("HSBC Cayman") for a cash purchase price of $5.3 million. The acquisition was undertaken to enhance the Bank's market presence and expand its community banking customer base in the Cayman Islands. The acquisition was accounted for as a business combination as the Bank acquired substantially all the loans and deposits of HSBC Cayman and deemed to obtain control over the business.

          Disclosure of the unaudited pro forma financial information to present a summary of the combined results of the Bank and HSBC Cayman acquisition is impracticable for the year ended 31 December 2014. The disclosure is impracticable as the Bank did not acquire the legal entity and therefore does not have access to the historical revenue and expense data as it relates to the loans and deposits acquired. No unaudited pro forma data is prepared for the year ended 31 December 2015 as the operating results of HSBC Cayman were fully integrated throughout the year and are included in the consolidated statements of operations.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 26: Business combinations (Continued)

          The fair value of the net assets acquired and allocation of purchase is summarised as follows:

	As at 7 November 2014

	Acquisition value	Fair value adjustment	Fair value

Total consideration transferred			5,341
Assets acquired
Cash due from banks	315,919	—	315,919
Loans
Performing loans
Residential mortgages(a)	112,491	(1,784)	110,707
Government loans(a)	20,000	(120)	19,880
Commercial loans(a)	1,721	(21)	1,700
Other loans(a)	4,175	(43)	4,132
Purchased credit impaired loans — residential mortgages(a)	11,001	(3,804)	7,197
Accrued interest receivable	522	—	522

Total tangible assets acquired	465,829	(5,772)	460,057
Liabilities assumed
Deposits	465,810	—	465,810
Accrued interest payable	19	—	19

Total tangible liabilities assumed	465,829	—	465,829
Intangible assets(b)	—	11,113	11,113

Excess purchase price (Goodwill)			—

(a)
Adjustment reflects the fair value adjustments based on the Bank's evaluation of the acquired loan portfolio. When assessing the fair value adjustment, the Bank has considered prepayments for purchased credit impaired loans by estimating the future cash flows of liquidated collateral.

(b)
Estimated finite useful life of 15 years.

          For all performing loans as listed above, the Bank expects to collect the full contractual amounts as listed under the acquisition value.

          The Bank incurred transaction expenses, comprising legal and professional fees, related to the HSBC Cayman acquisition in the amount of $1.6 million which was expensed during the year ended 31 December 2014.

Note 27: Related party transactions

Financing Transactions

          As of 17 May 2005, the Bank established a programme to offer loans with preferential rates to eligible Bank employees, subject to certain conditions set by the Bank and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee's chequing or savings account with the Bank. Applications for loans are handled according to the same policies as those for the Bank's regular retail banking clients. The Bank's ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Bank's overall profitability. The Bank has the right to change its employee loan policy at any time after notifying participants. The non-executive employee loans

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 27: Related party transactions (Continued)

outstanding at 31 December 2015 amount to $204.3 million (31 December 2014: $203.1 million) resulting in an interest rate benefit to non-executive employees of $5.3 million (31 December 2014: $6.2 million).

          Certain Directors and Executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to Directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to Executives may be eligible to preferential rates as described in the preceding paragraph. As at 31 December 2015, related party Director and Executive loan balances were $63.9 million (31 December 2014: $63.8 million). During the year ended 31 December 2015, new issuance of loans to Directors and Executives were $17.5 million and repayments were $17.4 million (2014: $18.4 and $25.2 million respectively). All of these loans were considered performing loans at the end of 31 December 2015 and 2014.

          On 27 June 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a significant shareholder which provides for maturity on 30 June 2017. This loan was made in the ordinary course of business on normal commercial terms. At 31 December 2015, $nil (31 December 2014: $65.7 million) was outstanding under this agreement. For the year ended 31 December 2015, $1.0 million (31 December 2014: $2.7 million) of interest income has been recognised in the consolidated statements of operations.

Capital Transaction

          Investments partnerships associated with the Carlyle Group hold approximately 23% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank's Board of Directors. Prior to 30 April 2015, Canadian Imperial Bank of Commerce ("CIBC") held approximately 19% of the Bank's equity voting power. On 30 April 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC's shares for $1.50 per share, or a total of $120 million, representing 80,000,000 common shares. The remaining 23% of CIBC's shareholding in Butterfield (representing 23.4 million shares) were taken up by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

Financial Transactions With Related Parties

          The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at 31 December 2015, these investments have a fair value of $5.0 million with an unrealized gain of $0.9 million (31 December 2014: $5.0 million and $1.0 million respectively) and were included in trading investments at their fair value. During the year-ended 31 December 2015, the Bank earned $6.4 million (2014: $4.3 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

          At 31 December 2014, the Bank held $239.3 million in cash due from banks with CIBC. As at 31 December 2014, the Bank held forward exchange contracts with CIBC with a notional amount of $372.9 million with unrealised losses of $6.2 million. From 30 April 2015 onward, CIBC was no longer considered a related party to the Bank.

Repurchase Facility Agreement

          During 2013, the Bank entered into a repurchase agreement with CIBC for a $225 million line at market rates and terms. From 30 April 2015 onward, CIBC was no longer considered a related party to the Bank. As at 31 December 2014 and since that time, the repurchase agreement balance with CIBC was $ nil.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only

          Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (Parent company only)
Condensed Balance Sheets
(In thousands of US dollars)

	As at

	31 December 2015	31 December 2014

Assets
Cash and demand deposits with banks — Non-interest-bearing	28,146	225,208
Demand deposits with banks — Interest-bearing	125,826	—
Cash equivalents — Interest-bearing	691,438	469,388

Cash due from banks	845,410	694,596
Short-term investments	112,219	9,041
Investment in securities
Trading	6,167	6,871
Available-for-sale	1,227,953	1,432,741
Held-to-maturity (fair value: $421,588 (2014: $160,530))	422,000	157,620

Total investment in securities	1,656,120	1,597,232
Net assets of subsidiaries — Banks	355,062	366,989
Net assets (net liabilities) of subsidiaries — Non-banks	7,173	(3,726)
Loans to third parties, net of allowance for credit losses	2,096,625	2,030,563
Loans to subsidiaries — Banks	71,331	68,570
Loans to subsidiaries — Non-banks	60,292	62,268
Accrued interest	13,872	20,776
Other assets	196,636	212,371

Total assets	5,414,740	5,058,680

Liabilities
Customer deposits
Non-interest bearing	1,348,877	1,021,400
Interest bearing	2,922,830	2,848,723

Total customer deposits	4,271,707	3,870,123
Bank deposits	102,574	46,322

Total deposits	4,374,281	3,916,445
Employee benefit plans	122,135	117,897
Accrued interest	1,530	3,439
Preference share dividends payable	654	655
Other liabilities	48,786	53,870

Total other liabilities	173,105	175,861
Long-term debt	117,000	117,000

Total liabilities	4,664,386	4,209,306

Total shareholders' equity	750,354	849,374

Total liabilities and shareholders' equity	5,414,740	5,058,680

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only (Continued)

The Bank of N.T. Butterfield & Son Limited (Parent company only)
Condensed Statements of Operations
(In thousands of US dollars)

	Year ended

	31 December 2015	31 December 2014

Non-interest income
Banking	19,193	18,208
Foreign exchange revenue	11,789	12,581
Other non-interest income	4,671	4,592
Dividends from subsidiaries — Banks	36,226	43,343
Dividends from subsidiaries — Non-banks	—	28,656

Total non-interest income	71,879	107,380

Interest income
Loans	117,124	119,846
Investments (none of the investment securities are intrinsically tax-exempt)	39,987	38,510
Deposits with banks	1,600	1,398

Total interest income	158,711	159,754
Interest expense
Deposits	7,947	8,541
Long-term debt	4,861	5,628
Securities sold under repurchase agreements	8	82

Total interest expense	12,816	14,251

Net interest income before provision for credit losses	145,895	145,503
Provision for credit losses	(3,624)	(6,425)

Net interest income after provision for credit losses	142,271	139,078
Net trading gains (losses)	80	257
Net realised gains (losses) on available-for-sale investments	(2,841)	8,714
Net realised / unrealised losses on other real estate owned	(543)	(775)
Impairment of fixed assets	—	(1,050)
Net other gains (losses)	19	(10)

Total other gains (losses)	(3,285)	7,136

Total net revenue	210,865	253,594
Non-interest expense
Salaries and other employee benefits	60,132	55,276
Technology and communications	34,879	33,248
Property	5,929	6,297
Professional and outside services	19,043	14,140
Non-income taxes	8,577	7,814
Marketing	1,730	1,309
Other expenses	8,017	4,846

Total non-interest expense	138,307	122,930

Net income before equity in undistributed earnings of subsidiaries	72,558	130,664

Equity in undistributed earnings of subsidiaries	5,181	(22,505)

Net income	77,739	108,159
Other comprehensive income, net of tax	(12,977)	(9,932)
Total comprehensive income	64,672	98,227

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only (Continued)

The Bank of N.T. Butterfield & Son Limited (Parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)

	Year ended

	31 December 2015	31 December 2014

Cash flows from operating activities
Net income	77,739	108,159
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	22,267	19,836
Decrease in carrying value of equity method investments	(1,056)	(1,103)
Share-based payments and settlements	7,913	9,049
Equity in undistributed earnings of subsidiaries	(5,181)	22,505
Net realised / unrealised losses on other real estate owned	543	775
Net realised losses (gains) on available-for-sale investments	2,841	(8,714)
Provision for credit losses	3,624	6,425
Changes in operating assets and liabilities
Decrease in accrued interest receivable	6,904	(982)
Decrease (increase) in other assets	2,650	(1,284)
(Decrease) increase in accrued interest payable	(1,909)	240
(Decrease) increase in other liabilities and employee benefit plans	480	(5,763)

Cash provided by operating activities from operations	116,815	149,143

Cash flows from investing activities
Net decrease (increase) in short-term investments	(103,178)	(299)
Available-for-sale investments: proceeds from sale	404,575	84,360
Available-for-sale investments: proceeds from maturities and pay downs	256,566	163,725
Available-for-sale investments: purchases	(473,834)	(392,719)
Held-to-maturity investments: proceeds from maturities and pay downs	10,077	4,533
Held-to-maturity investments: purchases	(276,723)	—
Net change in trading investments	704	42,910
Net (increase) decrease in loans to third parties	(70,821)	18,645
Net (increase) decrease in loans to bank subsidiaries	(2,761)	4,318
Net (increase) decrease in loans to non-bank subsidiaries	2,057	(9,518)
Net additions to premises, equipment and computer software	(4,239)	(222)
Proceeds from sale of other real estate owned	4,644	4,196
Dividends received from equity method investment	884	359
Return (injection) of capital from (in) subsidiary	(94)	607

Cash used in investing activities	(252,143)	(79,105)

Cash flows from financing activities
Net increase in demand and term deposit liabilities	457,836	242,152
Net decrease in securities sold under agreement to repurchase	—	(25,535)
Repayment of long-term debt	—	(90,000)
Common shares repurchased	(130,822)	(17,018)
Preference shares repurchased	(211)	(656)
Proceeds from stock option exercises	640	1,198
Cash dividends paid on common and contingent value convertible preference shares	(24,846)	(27,440)
Cash dividends paid on preference shares	(14,631)	(14,673)
Preference shares guarantee fee paid	(1,824)	(1,834)

Cash provided by financing activities	286,142	66,194

Net effect of exchange rates on cash due from banks	—	—

Net increase (decrease) in cash due from banks	150,814	136,232
Cash due from banks at beginning of period	694,596	558,364

Cash due from banks at end of period	845,410	694,596

Supplemental disclosure of cash flow information
Cash interest paid	10,907	14,491
Non-cash item
Transfer to other real estate owned	3,326	2,733

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (Continued)

(In thousands of US dollars, unless otherwise stated)

Note 29: Subsequent events

          Subsequent to year-end, the Bank's subsidiary operating in the United Kingdom announced plans to commence an orderly wind-down of the deposit taking and investment management businesses of Butterfield Bank (UK) Limited. As the announcement of the orderly wind-down was more likely than not as of 31 December 2015, certain expenses relating to this were accrued for and expensed at 31 December 2015, as seen in Note 13: Exit Cost Obligations.

          In October 2015, the Bank announced that it had entered into an agreement with HSBC Bank Bermuda Limited ("HSBCBB") to acquire Bermuda Trust Company Ltd. (a wholly-owned subsidiary of HSBCBB) and the investment management operations of HSBCBB. The Bank has also entered into a referral agreement with HSBCBB in relation to the referral of HSBCBB's private banking clients to the Bank. The closing date for the transactions was 29 April 2016, at which time the Bank paid to HSBCBB a $7.0 million initial purchase price. A second payment of $2.1 million was made on 6 May 2016, with subsequent payments due in the second half of the year. The Bank is currently estimating the amounts of those subsequent payments as well as finalizing the purchase accounting given the recent timing of the transaction.

          On 19 February 2016, the Board of Directors declared a fourth interim dividend of $0.01 per common share to be paid on 24 March 2016 to shareholders of record on 11 March 2016.

          On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to eight million common shares.

          The Bank has performed an evaluation of subsequent events through to 20 May 2016, the date the consolidated financial statements were approved for issuance.

          Through and including                           , 2016 (the 25 days after the date of this prospectus), all dealers that effect transactions in the Bank's common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments and subscriptions.

The Bank of N.T. Butterfield & Son Limited

Common Shares

Prospectus

Goldman, Sachs & Co.

Citigroup

Sandler O'Neill + Partners, L.P.

                          , 2016

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

          Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

          The registrant's bye-laws provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Section 98A of the Companies Act permits the registrant to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust whether or not the registrant may otherwise indemnify such officer or director.

          The registrant maintains insurance policies under which coverage is provided (a) to its directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to itself with respect to payments which the registrant may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

          Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify the registrant's directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 7.    Recent Sales of Unregistered Securities.

  None.

Item 8.    Exhibits and Financial Statements Schedules.

          The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Bye-laws of The Bank of N.T. Butterfield & Son Limited**
3.2	The N.T. Butterfield & Son Act, 1904**
4.1	Form of Specimen of Common Registered Share Certificate**
4.2	Certificate of Designation of 8.0% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited**
4.3	Preference Shares Guarantee Agreement dated as of June 22, 2009 by and among the Government of Bermuda, The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon as Trustee**
4.4
Warrant Agreement for purchase of 4,279,601 Common Shares of The Bank of N.T. Butterfield & Son Limited, dated as of June 22, 2009, by and between The Bank of N.T. Butterfield & Son Limited and the Ministry of Finance of Bermuda**
5.1	Opinion of Conyers Dill & Pearman Limited**
8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to US tax matters**
10.1	Amended and Restated Investment Agreement by and among The Bank of N.T. Butterfield & Son Limited, Carlyle Global Financial Services Partners, L.P., and CGFSP Coinvestment L.P., dated as of , 2016**
21.1	List of Subsidiaries**
23.1	Consent of PricewaterhouseCoopers Ltd.**
23.2	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)**
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)**
24.1	Power of Attorney (included on signature page to the Registration Statement)**

**
To be filed by amendment.

Item 9.    Undertakings.

          The undersigned registrant hereby undertakes that:

  (1)
  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (3)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (4)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on                          , 2016.

The Bank of N.T. Butterfield & Son Limited
By:
	Name:	E. Barclay Simmons
	Title:	Chairman and Non-Executive Director

          The undersigned directors and executive officers do hereby constitute and appoint each of Michael Collins and Michael Schrum, with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our name and behalf in our capacities as directors and executive officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Securities Act); and we do hereby ratify and confirm all that such person shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

Michael Collins	Chief Executive Officer (Principal Executive Officer)	, 2016
E. Barclay Simmons	Non-Executive Chairman and Director	, 2016
Alastair Barbour	Director	, 2016
Wendall Brown	Director	, 2016

Signatures	Title	Date

Caroline Foulger	Director	, 2016
Conor O'Dea	Director	, 2016
Olivier Sarkozy	Director	, 2016
Wolfgang Schoellkopf	Director	, 2016
Richard Venn	Director	, 2016
John Wright	Director	, 2016
Michael Schrum	Chief Financial Officer (Principal Financial Officer)	, 2016
Jeffrey Bennett	Chief Accountant (Principal Accounting Officer)	, 2016

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

          Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for The Bank of N.T. Butterfield & Son Limited, has signed this registration statement and any amendment thereto in the City of New York, State of New York, on                          , 2016.

C T Corporation System
By:
Name:
Title: